UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES

Pursuant to Section 12(b) or (g) of The Securities Exchange Act of 1934

Tronox Incorporated

(Exact name of registrant as specified in its charter)

Delaware	20-2868245
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

3301 N.W. 150th Street, Oklahoma City, Oklahoma	73134
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code	(405) 775-5000

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock

(Title of class)

(Title of class)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b2 of the Exchange Act.

Large accelerated filer	☐		Accelerated filer	☐

Non-accelerated filer	☑	(Do not check if a smaller reporting company)	Smaller reporting company	☐

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Unless stated otherwise or the context otherwise requires, references in this registration statement to “we,” “us,” “our” and “the Company” refer to Tronox Incorporated and its subsidiaries collectively.

Cautionary Note Regarding Forward-Looking Statements

This registration statement contains forward-looking statements that are subject to risks and uncertainties. All statements other than statements of historical fact included in this registration statement are forward-looking statements. Forward-looking statements give our current expectations and projections relating to our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as “anticipate,” “estimate,” “expect,” “project,” “plan,” “intend,” “believe,” “may,” “will,” “should,” “can have,” “likely” and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events. For example, all statements we make relating to our estimated and projected costs, expenditures, cash flows, growth rates and financial results, our plans and objectives for future operations, growth or initiatives, or strategies or the expected outcome or impact of pending or threatened litigation are forward-looking statements. All forward-looking statements are subject to risks and uncertainties, including those set forth under Item 1A. “Risk Factors,” that may cause actual results to differ materially from those that we expected,

Item 1.	Business.

The board of directors of Tronox Incorporated and the board of directors of Exxaro Resources Limited (“Exxaro”) have agreed to combine Exxaro’s mineral sands business (“Exxaro Mineral Sands”) with the existing business of Tronox Incorporated under a new Australian holding company, Tronox Limited, pursuant to the terms of a Transaction Agreement dated September 25, 2011, as amended and restated on April 20, 2012, which we refer to as the Transaction Agreement. We refer to the transactions contemplated by the Transaction Agreement as the Transaction. The Transaction is more fully described in the Registration Statement on Form S-4 filed by Tronox Incorporated and Tronox Limited with the Securities and Exchange Commission (“SEC”) on December 30, 2011, as amended by Amendment No. 1, Amendment No. 2 and Amendment No. 3 to such Registration Statement filed with the SEC on February 7, 2012, March 22, 2012 and April 23, 2012, respectively (as so amended, the S-4 Registration Statement, which is included as Exhibit 99.1 to this registration statement and is incorporated by reference herein in its entirety). Certain financial statements and pro forma financial information required to be included in this registration statement are included in the S-4 Registration Statement.

Company Background

Tronox Incorporated, a Delaware corporation, was formed on May 17, 2005, and upon an initial public offering (the “IPO”), became a publicly traded company in November 2005. Prior to the IPO, Tronox Incorporated was a wholly-owned subsidiary of Kerr-McGee Corporation (“Kerr-McGee”) comprising substantially all of its chemical business. Concurrent with the IPO, Tronox Incorporated, through its wholly-owned subsidiaries, entered into borrowings of $550.0 million from senior unsecured notes and a senior secured credit facility. Tronox Incorporated distributed substantially all of the proceeds from the IPO and borrowings to Kerr-McGee. Following the IPO, Kerr-McGee retained 56.7% of Tronox Incorporated’s total outstanding stock which it distributed as a dividend (the “Distribution”) to Kerr- McGee shareholders on March 30, 2006, resulting in Kerr-McGee having no voting ownership interest in Tronox Incorporated. Through its past affiliation with Kerr-McGee, Tronox Incorporated has more than 40 years of experience operating in the chemical industry. In 2006, Kerr-McGee was acquired by Anadarko Petroleum Corporation (“Anadarko”).

Bankruptcy Proceedings and Emergence from Chapter 11

On January 12, 2009 (the “Petition Date”), Tronox Incorporated and certain of its subsidiaries (collectively, the “Debtors”) filed voluntary petitions in the United States Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”) seeking reorganization relief under the provisions of Chapter 11 of Title 11 of the United States Code (the “Bankruptcy Code”). On November 30, 2010 (the “Confirmation Date”), the Bankruptcy Court entered an order [Docket No. 2567] (the “Confirmation Order”) confirming the Debtors’ First Amended Joint Plan of Reorganization Pursuant to Chapter 11 of the Bankruptcy Code, dated November 5, 2010 (as amended and confirmed, the “Plan”). Material conditions to the Plan, most notably the approval under U.S. federal and applicable state environmental law of the settlement of the significant legacy environmental liabilities (the “Legacy Environmental Liabilities”) and legacy tort liabilities (“Legacy Tort Liabilities” and collectively, with the Legacy Environmental Liabilities, the “KM Legacy Liabilities”), were resolved during the period from the Confirmation Order until January 26, 2011, and subsequently on February 14, 2011 (the “Effective Date”), on which date the Debtors consummated their reorganization under the Bankruptcy Code and the Plan became effective. Upon emergence from bankruptcy, Tronox Incorporated retained a U.S. net operating loss carryforward of approximately $143 million. The distributions of securities under the Plan commenced on the Effective Date. In connection with the bankruptcy, Tronox Incorporated ceased to be listed on the NYSE. For further discussion of Tronox Incorporated’s emergence from Chapter 11 see “—Legal Proceedings—Chapter 11 Proceedings.”

Recent Developments

The board of directors of Tronox Incorporated and the board of directors of Exxaro have agreed to combine Exxaro Mineral Sands with the existing business of Tronox Incorporated under a new Australian holding company, Tronox Limited, pursuant to the terms of a Transaction Agreement. The Transaction is more fully described in the S-4 Registration Statement, which is incorporated by reference herein.

General Development of Business

Overview

Tronox Incorporated is one of the leading producers and marketers of titanium dioxide (“TiO2”), which is used in consumer products such as paint, plastics and certain specialty products. Tronox Incorporated is one of the few TiO2 manufacturers with global operations, having production facilities and sales and marketing presence in the Americas, Europe and the Asia-Pacific regions.

Tronox Incorporated operates chloride process TiO2 production facilities in Hamilton, Mississippi, Botlek, the Netherlands and Kwinana, Western Australia. According to TZ Minerals International Pty Ltd (“TZMI”), the Hamilton, Mississippi facility is the third largest plant of its kind in the world by nameplate capacity and the plant located in Kwinana, Western Australia (the “Kwinana Facility”) is part of a joint venture between Tronox Incorporated and Exxaro in Western Australia, Australia which operates a chloride process TiO2 plant located in Kwinana, Western Australia, a mining venture in Cooljarloo, Western Australia, a mineral separation plant and a synthetic rutile processing facility, both in Chandala, Western Australia (the “Tiwest Joint Venture”). In connection with the Transaction, the Tiwest Joint Venture will become a wholly-owned business of Tronox Incorporated. The Tiwest Joint Venture is an integral aspect of our operations due to its backward integration into titanium feedstock raw materials. See the discussion below under “—The Tiwest Joint Venture.”

Tronox Incorporated’s global presence enables it to sell its products to a diverse portfolio of customers with whom it has well-established relationships. Tronox Incorporated’s customer base consists of more than 1,000 customers in approximately 90 countries, including market leaders in each of the major end-use markets for TiO2. In addition, Tronox Incorporated has supplied each of its top ten customers with TiO2 for more than ten years.

Tronox Incorporated’s business has one reportable segment, pigment, and other businesses, which include electrolytic and other chemical products. We believe Tronox Incorporated’s pigment segment is one of the leading global producers and marketers of TiO2 pigment. Tronox Incorporated’s electrolytic and other chemical products business produces EMD, sodium chlorate, boron-based and other specialty chemicals and is focused on three end-use markets: advanced battery materials, sodium chlorate for pulp and paper manufacture and specialty boron products serving the semi-conductor, pharmaceutical and igniter industries.

Tronox Incorporated is one of a limited number of producers in the TiO2 industry to hold rights to its own proprietary chloride process for the production of TiO2. All of Tronox Incorporated’s current production capacity uses this process technology, which is the subject of numerous patents worldwide. TiO2 produced using chloride process technology is preferred for some of the largest end-use applications because it generates less waste, uses less energy and is less labor intensive than the sulfate process. The complexity of developing and operating the chloride process technology presents challenges for new entrants.

In the past, Tronox Incorporated has operated, inherited, or held businesses or properties that did not relate to the current chemical business, including businesses involving the treatment of forest products, the refining and marketing of petroleum products, offshore contract drilling, coal mining and the mining, milling and processing of nuclear materials. Most of these businesses or properties were accounted for as discontinued operations.

Based on the country of production, the geographic distribution of Tronox Incorporated’s net sales during the eleven months ended December 31, 2011 and one month ended January 31, 2011 and years ended December 31, 2010 and 2009 were as follows:

	Successor	Predecessor
	Eleven Months Ended December 31, 2011	One month Ended January 31, 2011	Year Ended
			December 31,	December 31,
			2010	2009
		(Millions of dollars)
US operations	$793.4	$60.1	$692.1	$619.8
International operations
The Netherlands	274.7	15.1	209.0	175.4
Australia	475.3	32.4	316.5	274.9

Total	$1,543.4	$107.6	$1,217.6	$1,070.1

Pigment Segment

Background

TiO2 is used in a wide range of products for its ability to impart whiteness, brightness and opacity. TiO2 is a critical component of everyday consumer applications, such as coatings, plastics and paper, as well as many specialty products such as inks, food and cosmetics. TiO2 is widely considered to be superior to alternative white pigments in large part due to its ability to cover or mask other materials effectively and efficiently, which we refer to as its hiding power. For example, TiO2’s hiding power helps prevent show-through on printed paper materials (making the materials easier to read) and a higher concentration of TiO2 within paints reduces the number of coats needed to cover a surface effectively. TiO2 is designed, marketed and sold based on specific end-use applications.

The global TiO2 market is characterized by a small number of large global producers. In addition to Tronox Incorporated, there are four other major global producers: E.I. du Pont de Nemours and Company, National Titanium Cristal, Huntsman and Kronos. These four major producers, along with Tronox Incorporated, accounted for more than 60% of the global market in 2010, according to reports by these producers.

Based on publicly reported industry sales by the leading TiO2 producers, we estimate that global sales of TiO2 in 2010 exceeded 5.3 million tonnes, generating approximately $12 billion in industry-wide revenues. Because TiO2 is a “quality-of-life” product, its consumption growth in a region is closely tied to that region’s economic health and correlates over time to the growth in its average GDP. According to publicly reported industry estimates, global TiO2 consumption has been growing at a compounded annual growth rate of approximately 3.3% since 2001.

Although there are other white pigments on the market, we believe that TiO2 has no effective substitute because no other white pigment has the physical properties for achieving comparable opacity and brightness or can be incorporated in as cost-effective a manner. In an effort to optimize TiO2’s cost-to-performance ratio in certain applications, some customers also use pigment “extenders,” such as synthetic pigments, kaolin clays and calcium carbonate. We estimate that the impact on Tronox Incorporated’s total sales from the use of such extenders is minimal.

Tronox Incorporated markets TiO2 under the brand name TRONOX®, and Tronox Incorporated’s pigment segment represented approximately 92.0% and 86.5%, respectively, of Tronox Incorporated’s net sales during the eleven months ended December 31, 2011 and one month ended January 31, 2011. Tronox Incorporated’s worldclass, high-performance pigment products are critical components of everyday consumer applications, such as coatings, plastics and paper, as well as specialty products, such as inks, foods and cosmetics.

Globally, including all of the production capacity of the facility operated under the Tiwest Joint Venture (discussed below), we have 465,000 gross tonnes of annual chloride TiO2 production capacity. Tronox Incorporated holds more than 200 patents worldwide, as well as other intellectual property, and employs a highly skilled and technologically sophisticated work force.

Facilities

Tronox Incorporated has one facility located in each of the United States, Australia, and the Netherlands. Tronox Incorporated owns its facility in the Netherlands, and the land under this facility is held pursuant to longterm leases. Tronox Incorporated owns its facility and land in the United States and holds a 50% interest in its Australian facility and land (with subsidiaries of Exxaro owning the other 50% interest pursuant to the terms of the Tiwest Joint Venture).

The following table summarizes Tronox Incorporated’s TiO2 production capacity (in gross tonnes per year) as of December 31, 2011, by location and process:

Facility	Capacity		Process
Hamilton, Mississippi	225,000		Chloride
Kwinana, Western Australia	150,000	(1)	Chloride
Botlek, The Netherlands	90,000		Chloride

Total	465,000

(1)	Reflects 100.0% of the production capacity of the Tiwest Joint Venture, which prior to completion of the Transaction is allocated 50.0% to Tronox Incorporated and 50.0% to Exxaro.

Including the TiO2 produced by its Australian facility, Tronox Incorporated produced approximately 434,000 tonnes of TiO2 in 2011. Tronox Incorporated’s average production rates for the facilities shown in the table above, as a percentage of capacity, were 93.3%, 91.8% and 90.4%, in 2011, 2010 and 2009, respectively. Over the past five years production at Tronox Incorporated’s current facilities increased by approximately 8%, primarily due to low-cost process improvements, improved uptime and debottlenecking. We believe that Tronox Incorporated’s global manufacturing presence, coupled with its partial vertical integration, makes Tronox Incorporated a stable supplier for many of the largest TiO2 consumers.

Manufacturing Process

Production Process. TiO2 is produced using a combination of processes involving the manufacture of base pigment particles followed by surface treatment, drying and milling (collectively known as finishing). There are two commercial production processes in use: the chloride process and the sulfate process. The chloride process is a newer technology, and we believe it has several advantages over the sulfate process: it generates less waste, uses less energy, is less labor intensive and permits the direct recycle of a major process chemical, chlorine, back into the production process. In addition, as described below under “—Types of TiO2,” TiO2 produced using the chloride process is preferred for some of the largest end-use applications. As a result of these advantages, the chloride process currently accounts for substantially all of the industry-wide TiO2 production capacity in North America and approximately 55% of industry-wide capacity globally. The chloride process accounts for all of Tronox Incorporated’s capacity globally.

In the chloride process, feedstock ores (titanium slag, synthetic rutile, natural rutile or ilmenite ores) are reacted with chlorine (the chlorination step) and carbon to form titanium tetrachloride (“TiCl4”) in a continuous fluid bed reactor. Purification of TiCl4 to remove other chlorinated products is accomplished using a distillation process. The purified TiCl4 is then oxidized in a vapor phase form to produce base pigment particles and chlorine gas. The latter is recycled back to the chlorination step for reuse. Base pigment is then typically slurried with water and dispersants prior to entering the finishing step.

In the sulfate process, batch digestion of ilmenite ore or titanium slag is carried out with concentrated sulfuric acid to form soluble titanyl sulfate. After treatment to remove soluble and insoluble impurities and concentration of the titanyl sulfate, hydrolysis of the liquor forms an insoluble hydrous titanium oxide. This precipitate is filtered, bleached, washed and calcined to produce a base pigment that is then forwarded to the finishing step.

Types of TiO2. Commercial production of TiO2 results in one of two different crystal forms, either rutile or anatase. Rutile TiO2 is preferred over anatase TiO2 for many of the largest end-use applications, such as coatings and plastics, because its higher refractive index imparts better hiding power at lower quantities than the anatase crystal form and it is more suitable for outdoor use because it is more durable. Although rutile TiO2 can be produced using either the chloride process or the sulfate process, customers often prefer rutile produced using the chloride process because it typically has a bluer undertone and greater durability. Anatase TiO2 can only be produced using the sulfate process and has applications in paper, rubber, fibers, ceramics, food and cosmetics.

Raw Materials. The primary raw materials that Tronox Incorporated uses to produce TiO2 are various types of titanium feedstock, including ilmenite, natural rutile, synthetic rutile, titanium-bearing slag and leucoxene. Tronox Incorporated generally purchases feedstock from a variety of suppliers in Australia, Canada and South Africa under multi-year agreements through 2014. In 2011, Tronox Incorporated purchased approximately 16% of its requirements for titanium feedstock from Exxaro (including Exxaro’s 50.0% interest in the Tiwest Joint Venture) and approximately 58% of the synthetic and natural rutile used by Tronox Incorporated’s facilities is obtained from the operations under the Tiwest Joint Venture arrangement purchased at open market prices (discussed below).

The Tiwest Joint Venture TiO2 pigment production operation uses chlorine in the production of TiO2 using the chloride process. The Tiwest Joint Venture purchases chlorine from a single supplier, and the loss of this supply source would result in a stoppage of the Tiwest Joint Venture pigment production operation as large volumes of chlorine cannot be sourced locally or transported economically over significant distances.

The Tiwest Joint Venture TiO2 pigment production operation uses oxygen and nitrogen in the pigment production process. The Tiwest Joint Venture purchases oxygen and nitrogen from a single supplier, and the loss of this supply source would result in a stoppage of the Tiwest Joint Venture pigment production operation as large volumes of oxygen or nitrogen cannot be sourced locally or transported economically over significant distances.

The Tiwest Joint Venture TiO2 pigment production operation uses calcined petroleum coke in the pigment production process. The Tiwest Joint Venture purchases petroleum coke from the west coast of the United States.

Calcined petroleum coke of suitable quality for the Tiwest Joint Venture’s pigment production operation is produced by a number of different suppliers. The loss of any one supplier would be unlikely to have a significant adverse effect on the production or operating cost of the Tiwest Joint Venture pigment production operation.

The Tiwest Joint Venture

Currently, a subsidiary of Tronox Incorporated holds a 50.0% undivided interest in all of the assets that comprise the operations conducted in Australia under the Tiwest Joint Venture and is severally liable for the associated liabilities. The remaining undivided interest is held by a subsidiary of Exxaro. The Tiwest Joint Venture operates the Kwinana Facility, a chloride process TiO2 plant, a mining venture in Cooljarloo, Western Australia, a mineral separation plant and a synthetic rutile processing facility, both in Chandala, Western Australia. Under separate marketing agreements, Tronox Incorporated holds the right to market all of the TiO2 pigment produced by the Kwinana Facility, and Exxaro holds the right to market any titanium feedstock and other heavy minerals produced at Cooljarloo and Chandala, which is not used for the Tiwest Joint Venture’s own consumption for the production of TiO2 pigment at the Kwinana Facility. In connection with the Transaction, Tronox Incorporated will acquire Exxaro’s entire interest in the Tiwest Joint Venture and operate the business as a wholly-owned business.

The Tiwest Joint Venture is an integrated mineral sands and TiO2 pigment producer. The Tiwest Joint Venture’s products include ilmenite, rutile, synthetic rutile, leucoxene, zircon, activated carbon and staurolite, as well as TiO2 pigment.

The Tiwest Joint Venture operates from six locations in Western Australia, including the Cooljarloo mine near Cataby, the Chandala mineral separation and synthetic rutile plants near Muchea and the Kwinana pigment facility near Perth, all of which can be accessed by public roads or roads for which Exxaro Australia Sands Pty Ltd has a right of way.

The Cooljarloo mine, located 170 kilometers north of Perth in Western Australia, employs both dredging and dry mining techniques to extract approximately 20 million tonnes per year of heavy mineral concentrate for further processing.

The Chandala processing complex, located 60 kilometers north of Perth in Western Australia, includes three major plants: a dry mill to separate the minerals, a synthetic rutile plant to process ilmenite into synthetic rutile, and a residue management plant. Chandala procures TiO2 feedstock and other heavy minerals including ilmenite, rutile, synthetic rutile, leucoxene, zircon, activated carbon and staurolite. The Chandala synthetic rutile plant’s current annual capacity is 225,000 tonnes.

The Kwinana TiO2 pigment manufacturing facility is located 30 kilometers south of Perth in Western Australia. At the Kwinana Facility, synthetic rutile is reacted with petroleum coke and chlorine to produce TiCl4, which is subsequently processed into TiO2 pigment for distribution. Kwinana has an annual production capacity of approximately 150,000 tonnes, and has been in operation since 1991.

End-Use Markets and Applications

The major end-use markets for TiO2 products, which Tronox Incorporated sells in the Americas, Europe and the Asia-Pacific region, are coatings, plastics and paper and specialty products. The tables below summarize Tronox Incorporated’s 2011 sales volume by geography and end-use market:

2011 Sales Volume by Geography		2011 Sales Volume by End-Use Market
North America	38.5%	Paints and Coatings	77.1%
Latin America	7.5%	Plastics	19.9%
Europe	22.5%	Paper and Specialty	3.0%
Asia-Pacific	31.5%

Paints and Coatings End-Use Market. The paints and coatings end-use market is the largest end-use market for TiO2 products and accounted for approximately 60% of overall industry demand, based on publicly reported industry sales volumes in 2010. Customers in the paints and coatings end-use market demand exceptionally high quality standards for TiO2, especially with regard to opacity, durability, tinting strength and brightness. Tronox Incorporated recognizes four sub-markets within the paints and coatings end-use market based on application, each of which requires different TiO2 formulations. The table below summarizes the sub-markets within paints and coatings, as well as their applications:

Sub-Market	Applications
Architectural	Residential and commercial paints
Industrial	Appliances, coil coatings, furniture and maintenance applications
Automotive	Original equipment manufacturer, refinish and electro-coating
Specialty	Marine and can coatings, packaging and traffic paint

Plastics End-Use Market. The plastics end-use market accounts for approximately 25% of overall industry demand for TiO2, based on reported industry sales volumes in 2010. Plastics producers focus on TiO2’s opacity, durability, color stability and thermal stability. Tronox Incorporated recognizes four sub-markets within the plastics end-use market based on application, each of which requires different TiO2 formulations. The table below summarizes the sub-markets within plastics, as well as their applications:

Sub-Market	Applications
Polyolefins	Food packaging, plastic films and agricultural films
PVC	Vinyl windows, siding, fencing, vinyl leather, roofing
Engineering plastics	Computer housing, cell phone cases, washing machines and refrigerators
Other plastics	Roofing and flooring

Paper and Specialty End-Use Market. The paper and specialty end-use market accounts for approximately 15% of overall industry demand for TiO2 based on publicly reported industry sales volumes in 2010. Tronox Incorporated recognizes four sub-markets within the paper and specialty end-use market based on application, each of which requires different TiO2 formulations. The table below summarizes the sub-markets within paper and specialty, as well as their applications:

Sub-Market	Applications
Paper and paper laminate	Filled paper, coated paper for print media, coated board for beverage container packaging, wallboard, flooring, cabinets and furniture
Inks and rubber	Packaging, beverage cans, container printing and rubber flooring
Food and pharmaceuticals	Creams, sauces, capsules, sunscreen, and face and body care products
Catalysts and electroceramics	Anti-pollution equipment (catalysts) for automobiles and powergenerators and production of capacitors and resistors

Sales and Marketing

Tronox Incorporated supplies TiO2 to a diverse customer base of more than 1,000 customers in approximately 90 countries, including market leaders in each of the major end-use markets for TiO2. Tronox Incorporated has supplied each of its top ten customers with TiO2 for more than 10 years. In 2011, Tronox Incorporated’s ten largest customers represented approximately 36.5% of its total sales volume; however, no single customer accounted for more than 10% of its total sales volume.

In addition to price and product quality, Tronox Incorporated competes on the basis of technical support and customer service. Tronox Incorporated’s direct sales and technical service organizations carry out its sales and marketing strategy and work together to provide quality customer service. Tronox Incorporated’s direct sales staff is trained in all of its products and applications. Due to the technical requirements of TiO2 applications, Tronox Incorporated’s technical service organization and direct sales offices are supported by a regional customer service staff located in each of its major geographic markets.

Tronox Incorporated’s sales and marketing strategy focuses on effective customer management through the development of strong relationships throughout the company with its customers. Tronox Incorporated develops customer relationships and manages customer contact through its sales team, technical service organization, research and development team, customer service team, plant operations personnel, supply chain specialists and senior management. We believe that multiple points of customer contact facilitate efficient problem-solving, supply chain support, formula optimization and product co-development.

Competitive Conditions

The global market in which Tronox Incorporated’s TiO2 business operates is competitive. Competition is based on a number of factors such as price, product quality and service. Tronox Incorporated faces competition from major international producers, including DuPont, Cristal, Kronos and Huntsman, as well as smaller regional competitors. Worldwide, we believe that Tronox Incorporated and the other major producers mentioned above, are the only companies that have perfected and successfully commercialized the proprietary chloride process technology for the production of TiO2. TiO2 produced using chloride process technology is preferred for some of the largest TiO2 end-use applications; however, TiO2 produced using sulfate process technology may also be used for many end-use applications and is preferred for certain specialty applications. We estimate that, based on gross sales volumes, these companies accounted for more than 60% of the global market share in 2010.

As of December 31, 2011, including the total production capacity of the Tiwest Joint Venture, Tronox Incorporated had global TiO2 production capacity of 465,000 tonnes per year and an approximate 8% share of the global TiO2 market based on capacity, according to TZMI. In addition to the major competitors discussed above, Tronox Incorporated competes with numerous smaller, regional producers, including producers in China that have expanded their sulfate production capacity during the previous five years Tronox Incorporated has global operations with production facilities and sales and marketing presence in the Americas, Europe and the Asia-Pacific regions. Tronox Incorporated’s global presence enables it to sell its products to a diverse portfolio of customers with whom Tronox Incorporated has well-established relationships.

Over the years, the industry has increased capacity through debottlenecking, brownfield projects (locations where the company has an existing infrastructure and is adding to it) and greenfield projects (locations where the company does not have an existing infrastructure). Tronox Incorporated and Exxaro recently completed a brownfield expansion of the Kwinana Facility. As a result of the projected limited availability of feedstocks, we do not foresee significant capacity increases in the near term future. DuPont is the only major producer to have announced plans to evaluate future brownfield expansion of a plant in North America and their continued pursuit of a greenfield in China.

TiO2 Outlook

We consider TiO2 to be a “quality-of-life” product, with demand affected by GDP and overall economic conditions in markets located in various regions of the world. Over the long-term, we believe global demand for TiO2 will grow by approximately 3% to 4% per year. This is consistent with our expectations for the long-term growth in GDP. However, demand for TiO2 in any interim or annual period may not change in the same proportion as the change in GDP. This is due in part to relative changes in the TiO2 inventory levels of Tronox Incorporated’s customers. We believe that our customers’ inventory levels are partly influenced by their expectation for future changes in TiO2 selling prices.

Looking forward, we believe that the global market for TiO2 will remain healthy primarily due to support from the ongoing growth in emerging economies such as China and India. We expect moderate growth in the overall demand for TiO2 in 2012 versus 2011 and expect that our sales volume will reflect a similar trend. As a result of current supply demand imbalance, we believe that the industry will focus resources on increasing available capacity through debottlenecking projects in the near term. Debottlenecking projects will be influenced by the amount of titanium feedstock that is available in the market. We believe the industry is currently experiencing a shortfall in the supply of titanium bearing ore due to a lack of reinvestment in that business during the last several years. As a result of the projected limited availability of titanium bearing ore, we do not foresee significant capacity additions coming on line in the near term, which should continue to support a favorable pricing environment for the titanium industry and our business.

Electrolytic and Other Chemical Products

Background

The electrolytic and other chemical products businesses are primarily focused on three end-use markets: advanced battery materials, sodium chlorate for pulp and paper manufacture and specialty boron products serving the semi-conductor, pharmaceutical and igniter industries.

Battery Materials. The battery industry is comprised of two application areas: primary (non-rechargeable) and secondary (rechargeable) with the former representing the majority of battery shipments. The primary battery market is dominated by alkaline battery technologies, which are designed to address the various power delivery requirements for consumer and industrial battery-powered devices. We believe that alkaline batteries are higher performing and more costly than batteries using the older zinc carbon technology, and represent the majority of primary battery market demand in the United States. Demand for domestic alkaline batteries in the United States is estimated to be slightly positive to flat driven by the continued growth of electronic devices partly offset by increased use of rechargeable and imported batteries.

EMD is the active cathode material for alkaline batteries. We believe that we are one of the largest producers of EMD for the global alkaline battery industry. EMD quality requirements for alkaline technology are much more demanding than for zinc carbon technology and, as a result, alkaline-grade EMD commands a higher price than zinc carbon-grade EMD. The older zinc carbon technology remains in developing countries such as China and India. As the economies of China and India continue to mature, and the need for more efficient energy sources develops, we anticipate that the demand for alkaline-grade EMD will increase. We expect demand for alkaline-grade EMD to be sustained by the continued growth of consumer electronics devices partly offset by the trend toward smaller battery sizes, rechargeable batteries, and imported batteries.

The market application for rechargeable lithium batteries includes consumer electronics such as cell phones, computers, digital cameras, and increasingly for high-power applications that include power tools, hybrid electric vehicles (“HEVs/EVs”), and interruptible power supplies. There are several competing cathode materials for this fast growing lithium battery segment, with lithium manganese oxide (“LMO”) being one of the leading technologies as utilized in the several electric vehicles.

The main raw material that we use to produce battery materials is manganese ore, which is historically purchased under both multi-year agreements and spot contracts.

Sodium Chlorate. The pulp and paper industry accounts for more than 95% of the market demand for sodium chlorate, which uses it to bleach pulp. Although there are other methods for bleaching pulp, we believe the chlorine dioxide process is preferred for environmental reasons. The majority of North American sodium chlorate production capacity is located in Canada due to the availability of lower cost hydroelectric power, which reduces manufacturing costs and, ultimately, product prices. However, we believe that the proximity of domestic sodium chlorate producers to the major domestic pulp and paper producers helps offset the lower-cost power advantage enjoyed by some Canadian sodium chlorate producers, through lower transportation costs.

The primary raw material that Tronox Incorporated uses to produce sodium chlorate is salt, which it purchases under multi-year agreements and spot contracts.

Boron. According to publicly reported industry reports, Tronox Incorporated is one of the leading suppliers of boron trichloride, along with Aviabor, Sigma Aldrich, and several Asian manufacturers. We anticipate demand for boron trichloride will remain positive driven primarily by the growth of the semiconductor industry. We believe Tronox Incorporated owns a similar leading position in the elemental boron market. We expect demand for elemental boron will continue to be largely flat following the trends in the defense and automotive industries in the United States.

Manganese Specialty Products. Tronox Incorporated also produces several manganese-based specialty products for the primary lithium battery market used in defense, industrial, and medical applications, and has the capability to produce battery materials for the rechargeable lithium ion battery market. We anticipate that demand for Tronox Incorporated’s manganese-based specialty materials will develop in-line with general industrial production.

Facilities

Tronox Incorporated produces electrolytic and other chemical products at three United States facilities, each of which it owns. The following table summarizes Tronox Incorporated’s production capacity (in gross tonnes per year) as of December 31, 2011, by location and product:

Facility	Capacity	Product
Hamilton, Mississippi	150,000	Sodium chlorate
Henderson, Nevada	27,000	EMD
Henderson, Nevada	525	Boron products

End-Use Markets and Applications

The various markets for the electrolytic and other chemical products are as follows:

Business Application	Sub-Market	Applications
Battery Materials: EMD	Non-rechargeable battery materials	Alkaline batteries for use in flashlights, electronic games, medical and industrial devices

Battery Materials: LMO	Rechargeable battery materials	Lithium batteries used in power tools, HEVs/EVs, laptops and power supplies

Sodium Chlorate	Pulp and paper industry	Pulp bleaching

Boron Trichloride	Specialty gas	Semiconductors, pharmaceuticals, high-performance fibers, specialty ceramics and epoxies

Boron Elemental	Defense, pyrotechnic and air bag industries	Igniter formulations

Competitive Conditions and Outlook

Battery Materials. The United States primary battery market is the largest in the world, accounting for over one-third of global demand for EMD, and is based on alkaline-grade EMD. According to TZMI, Tronox Incorporated is the largest supplier of EMD to the U.S. market. Other significant producers include Tosoh, Erachem and Delta. The remainder of global capacity is represented by various Chinese producers. The global EMD market is challenged by excess supply that has resulted in successful antidumping determinations in Europe, Japan and the United States that has contributed to improved economics for the industry.

For rechargeable batteries, LMO remains one of the leading cathode materials for Electric Vehicles, power tools and other high-power applications. We project the demand for LMO to significantly increase driven by Electric Vehicles that is expected to be supplied by Nippon Denko, Mitsui, Toda, and other leading Asian LMO materials producers.

Sodium Chlorate. According to TZMI, Tronox Incorporated accounts for an estimated 7.0% share of North American sodium chlorate capacity, and we believe it has the third largest plant in North America. Our significant competitors include ERCO, Eka Chemicals, Canexus and Kemira Chemicals. We expect the North American market will remain balanced as the continued rationalization of smaller, less efficient chlorate producers will continue to offset flat to declining demand in pulp and paper manufacturing.

Boron Products. We believe that Tronox Incorporated has a substantial share of the installed global capacity for boron trichloride followed by Aviabor, Sigma Aldrich, and several Asian manufacturers. We anticipate the market for boron trichloride will remain positive underpinned by the semiconductor market with new liquid crystal display and 3D TV plants coming online in Asia combined with continued growth of new pharmaceutical drug deliveries. We believe Tronox Incorporated owns a similar leading capacity share in elemental boron. We expect demand will continue to follow the trends in the United States automotive and defense industries.

Research and Development

Tronox Incorporated employs scientists, chemists, engineers and skilled technicians to provide the technology (products and processes) for its businesses. Tronox Incorporated’s product development personnel have a high level of expertise in the plastics industry and polymer additives, the coatings industry and formulations, surface chemistry, material science, analytical chemistry and particle physics. Among the process technology development group’s highly developed skills are computational fluid dynamics, process modeling, particle growth physics, extractive metallurgy, corrosion engineering and thermodynamics. The majority of scientists supporting Tronox Incorporated’s research and development efforts are located in Oklahoma City, Oklahoma. Tronox Incorporated’s expenditures for research and development were approximately $8.7 million, $0.4 million, $6.1 million and $5.0 million for the eleven months ended December 31, 2011, one month ended January 31, 2011 and years ended December 31, 2010 and 2009, respectively.

New process developments are focused on increased throughput, control of particle physical properties and general processing equipment-related issues. Ongoing development of process technology contributes to cost reduction, enhanced production flexibility, increased capacity and improved consistency of product quality.

In 2010, Tronox Incorporated completed development of incremental improvements to two existing coatings grades of TiO2. Additionally, progress towards next generation coatings grades was significantly advanced. Further work to optimize organic treatments on TiO2 grades for plastic applications was carried out. Several plant trials involving process technology modifications have successfully demonstrated increased throughput of product from existing assets.

In 2010, Tronox Incorporated continued development of several new electrolytic and specialty products with the major focus on advanced battery materials. This includes new LMO and lithium manganese grades specially engineered for HEV applications and for advanced rechargeable battery systems.

In 2012, development and commercialization efforts of Tronox Incorporated will be focused on several TiO2 products that deliver added value to customers by way of enhanced properties of the pigment.

Patents and Other Intellectual Property

Patents held for Tronox Incorporated’s products and production processes are important to its long-term success. Tronox Incorporated seeks patent protection for its technology where competitive advantage may be obtained by patenting, and files for broad geographic protection given the global nature of its business. Tronox Incorporated’s proprietary TiO2 technology is the subject of over 200 patents worldwide, the substantial majority of which relate to its chloride products and production technology.

At December 31, 2011, Tronox Incorporated held approximately 216 patents, of which approximately 135 were considered significant to our business. Tronox Incorporated defines significant to its business as patents that are either (1) presently employed in its process or to produce products to its advantage, (2) may not be presently employed by Tronox Incorporated but are defensive to prevent competitors from using the technology to their advantage or (3) patents that are likely to be utilized by Tronox Incorporated in future process or product advancements. Tronox Incorporated’s significant patents have expiration dates ranging from 2013 through 2032.

Tronox Incorporated also relies upon and has taken steps to secure its unpatented proprietary technology, know-how and other trade secrets. Tronox Incorporated’s proprietary chloride production technology is an important part of its overall technology position. Tronox Incorporated is committed to pursuing technological innovations in order to maintain its competitive position.

Employees

As of December 31, 2011, Tronox Incorporated had 925 employees, with 650 in the United States, 247 in Europe, 21 in Australia and 7 in other international locations. None of Tronox Incorporated’s employees in the United States are represented by collective bargaining agreements, and substantially all of its employees in Europe are represented by works’ councils. We consider relations with Tronox Incorporated’s employees to be good. In addition, as of December 31, 2011, the Tiwest Joint Venture had 657 employees, all of whom were located in Australia. Approximately 48% of those employees are represented by collective bargaining agreements. We consider relations with the employees of the Tiwest Joint Venture to be good.

Seasonality

Because TiO2 is widely used in paint and other coatings, TiO2 is in higher demand prior to the painting season (spring and summer in the Northern Hemisphere).

Government Regulations and Environmental Matters

General

Tronox Incorporated is subject to extensive regulation by federal, state, local and foreign governments. Governmental authorities regulate the generation and treatment of waste and air emissions at Tronox Incorporated’s operations and facilities. At many of our operations, we also comply with worldwide, voluntary standards developed by the International Organization for Standardization (“ISO”), a nongovernmental organization that promotes the development of standards and serves as a bridging organization for quality and environmental standards, such as ISO 9002 for quality management and ISO 14001 for environmental management.

Chemical Registration

The European Union adopted a new regulatory framework for chemicals in 2006 known as Registration, Evaluation and Authorization of Chemicals (“REACH”). Manufacturers and importers of chemical substances must register information regarding the properties of their existing chemical substances with the European Chemicals Agency (“ECHA”). The timeline for existing chemical substances to be registered is based on volume and toxicity. The first group of chemical substances was required to be registered in 2010 and the remainder is due to be registered in 2013 and 2018. Tronox Incorporated has registered those products requiring registration by the 2010 deadline. The REACH regulations also require chemical substances which are newly imported or manufactured in the European Union to be registered before being placed on the market. These substances are referred to as “non-phase-in” substances. Tronox Incorporated is currently working on registration for the “non-phase-in” substances. Products containing greater than 0.1% of substances determined to be “very high concern” will be placed on a candidate list for authorization. If safer alternatives for any of these chemical substances on the candidate list exist, then those chemical substances may not be authorized. Tronox Incorporated currently does not have any products that would be placed on the candidate list. We do not expect REACH costs of compliance to be material to our operations at this time.

The United States has chemical regulation under the Environmental Protection Agency (the “EPA”) through the Toxic Substances Control Act (“TSCA”). TSCA requires various reporting mechanisms for new and existing chemicals. The EPA announced in 2009 a comprehensive approach to improve the chemicals management program under TSCA. This may result in additional data requirements, testing, restrictions or bans on a chemical substance depending on the risk a chemical may pose. We do not anticipate any costs or actions material to its operation at this time due to these actions. Tronox Incorporated is currently monitoring proposed legislation regarding TSCA and assessing any potential impacts.

Greenhouse Gas (“GHG”) Regulation

Tronox Incorporated currently reports and manages GHG emissions as required by law for sites located in areas (European Union/Australia) requiring such managing and reporting. While the United States has not adopted any federal climate change legislation, the EPA has introduced some GHG programs. For example, under the EPA’s GHG “Tailoring Rule,” expansions or new construction could be subject to the Clean Air Act’s Prevention of Significant Deterioration requirements. Some of Tronox Incorporated’s facilities are currently subject to GHG emissions monitoring and reporting. Changes or additional requirements due to GHG regulations could impact Tronox Incorporated’s capital and operating costs. However, it is not possible at the present time to estimate any financial impacts to these U.S. operating sites. Also, some in the scientific community believe that increasing concentrations of GHGs in the atmosphere may result in climatic changes. Depending on the severity of climatic changes, our operations could be adversely affected. The Tiwest Joint Venture will be subject to a new Australian carbon tax law beginning in 2012, resulting in an estimated $10.0 million Australian dollar impact annually.

Environmental Matters

A variety of laws and regulations relating to environmental protection affect almost all of Tronox Incorporated’s operations. Under these laws, Tronox Incorporated is or may be required to obtain or maintain permits or licenses in connection with its operations. In addition, these laws may require Tronox Incorporated to remove or mitigate the effects on the environment of the disposal or release of chemical, petroleum, low-level radioactive and other substances at its facilities. Operation of pollution-control equipment usually entails additional expense. Some expenditures to reduce the occurrence of releases into the environment may result in increased efficiency; however, most of these expenditures produce no significant increase in production capacity, efficiency or revenue.

Tronox Incorporated is in substantial compliance with applicable environmental rules and regulations. Currently, Tronox Incorporated does not have any outstanding notices of violation or orders from regulatory agencies.

The table below presents environmental related expenditures Tronox Incorporated incurred for the eleven months ended December 31, 2011, and one month ended January 31, 2011, and projections of expenditures for the next two years. While it is difficult to estimate the total direct and indirect costs of government environmental regulations, the table below includes our current estimate of Tronox Incorporated’s expenditures for 2012 and 2013.

	Year Ending December 31,
	2011	Estimate 2012	Estimate 2013
Cash expenditures of environmental reserves	$0.2	$0.1	$0.1
Recurring operating expenses	30.0	32.1	33.0
Environmental capital expenditures associated with ongoing operations	3.6	6.5	7.1

Recurring operating expenses are expenditures related to the maintenance and operation of environmental equipment such as incinerators, waste treatment systems and pollution control equipment, as well as the cost of materials, energy and outside services needed to neutralize, process, handle and dispose of current waste streams at Tronox Incorporated’s operating facilities. These operating and capital expenditures are necessary to ensure that ongoing operations are handled in an environmentally safe and effective manner.

From time to time, Tronox Incorporated may be party to a number of legal and administrative proceedings involving environmental matters or other matters in various courts or agencies. These could include proceedings associated with businesses and facilities operated or used by Tronox Incorporated’s affiliates and may include claims for personal injuries, property damages, breach of contract, injury to the environment, including natural resource damages, and non-compliance with, or lack of properly updated or renewed, permits. Tronox Incorporated’s current operations also involve management of regulated materials and are subject to various environmental laws and regulations.

In accordance with Accounting Standards Codification (“ASC”) 450, Contingencies (“ASC 450”), and ASC 410, Asset Retirement and Environmental Obligations (“ASC 410”), Tronox Incorporated recognizes a loss and records an undiscounted liability when litigation has commenced or a claim or an assessment has been asserted, or, based on available information, commencement of litigation or assertion of a claim or assessment is probable, and the associated costs can be estimated. It is not possible for Tronox Incorporated to reliably estimate the amount and timing of all future expenditures related to environmental matters because, among other reasons, environmental laws and regulations, as well as enforcement policies and clean up levels, are continually changing, and the outcome of court proceedings, alternative dispute resolution proceedings (including mediation) and discussions with regulatory agencies is inherently uncertain.

We believe that Tronox Incorporated has reserved adequately for the probable and reasonably estimable costs of known contingencies. There is no environmental litigation, claim or assessment that has been asserted nor is there any probability of an assessment or a claim for which the Company has not recorded a liability. However, additions to the reserves may be required as additional information is obtained that enables us to better estimate our liabilities. We cannot reliably estimate the amount of future additions to the reserves at this time. In certain situations, reserves may be probable but may not be estimable. Additionally, sites may be identified in the future where we could have potential liability for environmental related matters. We would not establish reserves for any such sites. For additional discussion of environmental matters, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Legal Proceedings

Chapter 11 Proceedings

On the Petition Date, the Debtors, including Tronox Incorporated, filed voluntary petitions in the Bankruptcy Court seeking reorganization relief under Bankruptcy Code. The Debtors’ Chapter 11 cases were consolidated for procedural purposes and were jointly administered under the caption In re Tronox Incorporated, et al., Case No. 09-10156 (ALG) (the “Chapter 11 Cases”), and the Debtors operated their businesses and managed their properties as “debtors in possession” under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code and orders of the Bankruptcy Court.

Subsequent to its Chapter 11 filing, Tronox Incorporated recorded its financial position and results of operations in accordance with ASC 852, Reorganizations (“ASC 852”). The financial statements for periods in which Tronox Incorporated was operating under Chapter 11 distinguished transactions and events directly associated with the reorganization from the ongoing operations of the business. Tronox Incorporated recorded reorganization items separately within the operating, investing, and financing categories of the statement of cash flows and disclosed prepetition liabilities subject to compromise separately from those not subject to compromise (such as fully secured liabilities that were expected not to be compromised) and post-petition liabilities on its balance sheet.

On the Confirmation Date, the Bankruptcy Court entered the Confirmation Order confirming the Plan. Material conditions to the Plan, most notably the approval under U.S. federal and applicable state environmental law of the settlement of the Legacy Environmental Liabilities, were resolved during the period from the Confirmation Order through the Effective Date, on which date the Debtors completed their reorganization under the Bankruptcy Code and the Plan became effective. The distribution of securities under the Plan commenced on the Effective Date.

Having resolved the material contingencies related to implementing the Plan, most notably the approval of the settlement of the “KM Legacy Liabilities” on January 26, 2011 and due to the proximity to Tronox Incorporated’s subsequent accounting period, which closed on January 31, 2011, Tronox Incorporated began applying fresh-start accounting and reporting effective as of January 31, 2011. Fresh-start accounting and reporting provisions were applied pursuant to ASC 852, and the financial statements as of February 1, 2011 and for subsequent periods report the results of Tronox Incorporated with no beginning retained earnings or accumulated deficit. Any presentation of Tronox Incorporated after February 1, 2011 represents the financial position and results of operations of the new reporting entity and is not comparable to prior periods presented.

Reorganization Plan

Tronox Incorporated reorganized under Chapter 11 of the Bankruptcy Code, which is the principal business reorganization chapter of the Bankruptcy Code. Under Chapter 11 of the Bankruptcy Code, a debtor may reorganize its business for the benefit of its stakeholders. Completion of a plan of reorganization is the principal objective of a Chapter 11 case. Among other things, the Confirmation Order discharges Tronox Incorporated from any debt arising before the Petition Date, eliminates all of the rights and interests of pre-bankruptcy equity security holders and substitutes the obligations set forth in the Plan for those pre-bankruptcy claims and equity interests.

The reorganization plan was designed to resolve Tronox Incorporated’s KM Legacy Liabilities and ensure that Tronox Incorporated emerged from Chapter 11 free of its significant legacy liabilities, sufficiently capitalized and poised for growth. With respect to environmental claims, in exchange for an overall package of value allocated on the Effective Date to certain environmental response trusts and environmental agencies, the holders of environmental claims provided Tronox Incorporated with a release and/or discharge from Legacy Environmental Liabilities from and after the Effective Date. The bankruptcy environmental settlement included covenants protecting Tronox Incorporated from enforcement action by key U.S. governmental agencies and several state and local agencies for owned and many non-owned legacy sites specifically identified by the environmental settlement agreement. With respect to tort claims, in exchange for an overall package of value allocated on the Effective Date to a tort claims trust, the holders of tort claims provided Tronox Incorporated with a release and discharge from legacy tort liability from and after the Effective Date.

As a result of the discharge and/or release of legacy liabilities via the environmental and tort settlements, the Plan preserved the going-concern value of Tronox Incorporated, which was reorganized around its existing operating locations, including: (i) its headquarters facility at Oklahoma City, Oklahoma; (ii) the TiO2 facilities at Hamilton, Mississippi and Botlek, the Netherlands; (iii) the electrolytic chemical operations at Henderson, Nevada (except that the real property and buildings associated with such business were transferred to an environmental response trust, and Tronox Incorporated is not responsible for environmental remediation related to historic contamination at such site), and Hamilton, Mississippi; and (iv) its interest in the Tiwest Joint Venture in Australia.

To fund cash payments required by the Plan and meet the going-forward operating and working capital needs of the business, Tronox Incorporated relied on a combination of debt financing and new equity investments from certain of its pre-Effective Date creditors. Specifically, Tronox Incorporated completed the following reorganization transactions:

•

The settlement of government claims related to Tronox Incorporated’s pre-bankruptcy Legacy Environmental Liabilities at legacy sites (both owned and non-owned) through the creation of certain environmental response trusts and a litigation trust;

•

The settlement of private party pre-bankruptcy claims related to Tronox Incorporated’s tort liabilities related to legacy sites (both owned and non-owned) through the creation of a tort claims trust and a litigation trust;

•	Total funded first lien debt of approximately $470 million at the time of emergence from bankruptcy;

•

$185.0 million in new equity investment in Tronox Incorporated raised through a rights offering to certain of Tronox Incorporated’s unsecured creditors for an aggregate of 49.1% of the shares of Tronox Incorporated common stock issued on the Effective Date;

•

The issuance of shares of Tronox Incorporated common stock such that holders of certain allowed unsecured claims received their pro rata share of 50.9% of the shares of Tronox Incorporated Incorporated common stock issued on the Effective Date; and

•

The issuance of a package of warrants to existing holders of equity, consisting of two tranches, to purchase their pro rata share of a combined total of 7.5% of the shares of Tronox Incorporated common stock issued on the Effective Date, together with all shares of Tronox Incorporated common stock issuable upon exercise of such warrants.

Germany Insolvency Petition

On March 13, 2009, Tronox Pigments GmbH, Tronox Incorporated’s holding subsidiary for a pigment facility in Uerdingen, Germany, filed an application with the insolvency court in Krefeld, Germany, to commence insolvency proceedings. The German Insolvency Court appointed a trustee to administer the insolvency proceedings, which resulted in Tronox Incorporated losing management control over these subsidiaries. As a result, the German subsidiaries were deconsolidated from Tronox Incorporated’s consolidated financial statements as of March 13, 2009. Management determined that the operations and cash flows of its insolvent German subsidiaries qualified as a discontinued operation. Accordingly, all amounts associated with these operations have been included in discontinued operations in Tronox Incorporated’s consolidated financial statements.

Hamilton Plant

The EPA and the Mississippi Department of Environmental Quality conducted a Resource Conservation and Recovery Act Compliance Evaluation Inspection (“RCRA CEI”) at the Hamilton facility during April 2006. In November 2006, the EPA transmitted to the facility a copy of its RCRA CEI Report and Sampling Report, which identified a number of alleged violations of the Mississippi Hazardous Waste Management Regulations. In March 2007, the facility provided a written response to the EPA concerning the alleged violations. In November 2007, the U.S. Department of Justice (the “DOJ”) informed Tronox Incorporated that the EPA, Region 4, had referred the alleged violations to the DOJ for civil enforcement. The DOJ filed a proof of claim on behalf of EPA in the bankruptcy seeking civil penalties for the alleged RCRA violations. The claim was settled as a part of the environmental settlement of certain legacy environmental liabilities and pursuant to the Plan, Tronox Incorporated has no ongoing liabilities for this location regarding that claim from and after the Effective Date.

Anadarko Litigation

In May 2009, Tronox Incorporated and certain of its affiliates filed a lawsuit against Anadarko and Kerr-McGee (a predecessor to Anadarko) asserting a number of claims, including claims for actual and constructive fraudulent conveyance (the “Anadarko Claim”). In connection with the Chapter 11 proceedings of Tronox Incorporated, Tronox Incorporated assigned all of the Anadarko Claim to a litigation trust on behalf of the holders of environmental claims and tort claims against Tronox Incorporated, pursuant to a full satisfaction of such claims. Tronox Incorporated has no economic interest in the litigation trust. However, pursuant to the terms of the litigation trust, Tronox Incorporated could continue to be treated as the owner of the Anadarko Claim solely for purposes of federal and state income taxes. Depending on the outcome of the Anadarko Claim, it is possible that Tronox Incorporated will receive the benefit of certain tax deductions that would result if the Anadarko Claim is resolved successfully and the proceeds of such Claim are used as contemplated under the terms of the litigation trust.

Item 1A.	Risk Factors.

An investment in our securities involves a high degree of risk. An investor should carefully consider the risks described below as well as other information contained in this registration statement. The risks and uncertainties described below are not the only ones we face. We have included certain risk factors related to the Transaction in the S-4 Registration Statement, which is incorporated by reference herein. Additional risks and uncertainties not presently known to us or that we currently believe are immaterial may also impair our business operations. If any of the following risks actually occur, our business, financial condition or results of operations could be materially adversely affected, the value of our securities could decline and an investor may lose all or part of his or her investment. Certain statements in the following risk factors constitute forward-looking statements. See “Cautionary Note Regarding Forward-Looking Statements.”

Tronox Incorporated’s financial information following its emergence from bankruptcy is not comparable to Tronox Incorporated’s financial information from prior periods.

Effective as of January 31, 2011, as a result of Tronox Incorporated’s emergence from bankruptcy, Tronox Incorporated has applied fresh-start accounting. As a result of fresh-start accounting, the accumulated deficit was eliminated and Tronox Incorporated’s reorganization value, which represents estimates of the fair value of the entity before considering liabilities and approximates the amount a willing buyer would pay for the assets of the entity immediately after the reorganization, was allocated to the fair value of assets. In addition to fresh-start accounting, Tronox Incorporated’s consolidated financial statements reflect all effects of the transactions contemplated by its reorganization plan. Thus, Tronox Incorporated’s balance sheets and statements of operations data post-emergence are not comparable in many respects to its consolidated balance sheets and consolidated statements of operations data for periods prior to the application of fresh-start accounting and prior to accounting for the effects of the reorganization.

Market conditions, global and regional economic downturns, cyclical factors and risks associated with TiO2 that adversely affect the demand for the end-use products that contain Tronox Incorporated’s TiO2 could adversely affect the profitability of Tronox Incorporated’s operations and the prices at which Tronox Incorporated can sell its products, negatively impacting its financial results.

The majority of Tronox Incorporated’s revenue has come from the sale of TiO2 (85.5% in 2011, 82.3% in 2010 and 81.2% in 2009). TiO2 is a chemical used in many “quality-of-life” products for which demand historically has been linked to Global GDP and discretionary spending, which can be negatively impacted by regional and world events or economic conditions generally, such as terrorist attacks, the incidence or spread of contagious diseases or other economic, political or public health or safety conditions. Events such as these are likely to cause a decrease in demand for Tronox Incorporated’s products and, as a result, may have an adverse effect on Tronox Incorporated’s results of operations and financial condition. Historically, demand for TiO2 decreased in 2008 and 2009 due to the worldwide financial crisis, following several years of increasing growth, resulting in lower prices and reduced production by the major producers. The increase in demand during 2010 and 2011 has resulted in increasing prices of TiO2 and titanium feedstock, which have been further bolstered by the reduced availability of titanium feedstock.

The future profitability of Tronox Incorporated’s operations, and cash flows generated by those operations, also will be affected by the available supply of its products in the market, such as TiO2 pigment, feedstock and zircon.

Additionally, the demand for TiO2 during a given year is subject to seasonal fluctuations. TiO2 sales are generally higher in the second and third quarters of the year primarily due to the increase in paint production to meet demand resulting from the spring and summer painting season in North America and Europe. Tronox Incorporated may be adversely affected by existing or future cyclical changes, and such conditions may be sustained or further aggravated by anticipated or unanticipated changes in regional weather conditions. For example, poor weather conditions in a region can lead to an abbreviated painting season, which can depress consumer sales of paint products that use TiO2.

Tronox Incorporated does not currently enter into commodity derivatives or hedging arrangements on its future production, so it is exposed to the impact of any significant decrease in the price of its products.

Tronox Incorporated’s results of operations may be adversely affected by fluctuations in currency exchange rates.

The financial condition and results of operations of Tronox Incorporated’s operating entities in the Netherlands and Australia are reported in various foreign currencies and then converted into U.S. dollars at the applicable exchange rate for inclusion in Tronox Incorporated’s financial statements. As a result, any volatility of the U.S. dollar against these foreign currencies creates uncertainty for and may have a negative impact on reported sales and operating margin.

In addition, operating entities often need to convert currencies they receive for their products into currencies in which they purchase raw materials or pay for services, which could result in a gain or loss depending on fluctuations in exchange rates. Because Tronox Incorporated has significant operations in Europe, it is exposed primarily to fluctuations in the Euro.

Tronox Incorporated from time to time has sought to minimize its foreign currency risk by engaging in hedging transactions. However, Tronox Incorporated may be unable to effectively manage its foreign currency risk, and any volatility in foreign currency exchange rates may have a material effect on its financial condition or results of operations.

Tronox Incorporated’s operations may be negatively impacted by inflation.

Tronox Incorporated’s operations have been materially affected by inflation in the countries in which it operates in recent years, as shown by the average inflation rates over the periods indicated in the table below for the United States and Australia.

	2008-2009	2009-2010	2010-2011
United States	(0.4)%	1.6%	3.2%
Australia	2.1%	2.7%	3.1%

Tronox Incorporated’s profits and financial condition could be adversely affected when cost inflation is not offset by devaluation in operating currencies or an increase in the price of its products.

Tronox Incorporated’s industry and the end-use markets in which it competes are highly competitive. This competition may adversely affect Tronox Incorporated’s results of operations and operating cash flows.

Each of the markets in which Tronox Incorporated competes is highly competitive. Competition is based on a number of factors such as price, product quality and service. Tronox Incorporated faces significant competition from major international and smaller regional competitors. Tronox Incorporated’s most significant competitors include major chemical and materials manufacturers and diversified companies, a number of which have substantially larger financial resources, greater personnel and larger facilities than Tronox Incorporated does. The additional resources, greater personnel and larger facilities of such competitors may give them a competitive advantage when responding to market conditions and capitalizing on operating efficiencies. Increased competition or an oversupply in the market could result in reduced sales, which could adversely affect Tronox Incorporarted’s profitability and operating cash flows. An increased availability of supply, which results in a decrease in product prices below Tronox Incorporated’s cash cost of production for any sustained period, may lead to losses and require Tronox Incorporated to curtail or suspend certain operations.

In addition, within the end-use markets in which Tronox Incorporated competes, competition between products is intense. Tronox Incorporated faces substantial risk that certain events, such as new product development by competitors, changing customer needs, production advances for competing products or price changes in raw materials, could cause Tronox Incorporated’s customers to switch to its competitors’ products. If Tronox Incorporated is unable to develop and produce or market its products to compete effectively against its competitors following such events, its results of operations and operating cash flows may suffer.

Third parties may develop new intellectual property rights for processes and/or products that Tronox Incorporated would want to use, but would be unable to do so; or, third parties may claim that the products Tronox Incorporated makes or the processes that Tronox Incorporated uses infringe their intellectual property rights, which may cause Tronox Incorporated to pay unexpected litigation costs or damages or prevent Tronox Incorporated from making, using or selling products it makes or require alteration of the processes it uses.

Although there are currently no known pending or threatened proceedings or claims relating to alleged infringement, misappropriation or violation of the intellectual property rights of others, Tronox Incorporated may be subject to legal proceedings and claims in the future in which third parties allege that their patents or other intellectual property rights are infringed, misappropriated or otherwise violated by Tronox Incorporated or its products or processes. In the event that any such infringement, misappropriation or violation of the intellectual property rights of others is found, Tronox Incorporated may need to obtain licenses from those parties or substantially re-engineer its products or processes to avoid such infringement, misappropriation or violation. Tronox Incorporated might not be able to obtain the necessary licenses on acceptable terms or be able to re-engineer its products or processes successfully. Moreover, if Tronox Incorporated is found by a court of law to infringe, misappropriate or otherwise violate the intellectual property rights of others, it could be required to pay substantial damages or be enjoined from making, using or selling the infringing products or technology. Tronox Incorporated also could be enjoined from making, using or selling the allegedly infringing products or technology pending the final outcome of the suit. Any of the foregoing could adversely affect Tronox Incorporated’s financial condition and results of operations.

Results of Tronox Incorporated’s operations may also be negatively impacted if a competitor develops or has the right to use intellectual property rights for new processes or products and Tronox Incorporated cannot obtain similar rights on favorable terms and is unable to independently develop non-infringing competitive alternatives.

If Tronox Incorporated’s intellectual property were compromised or copied by competitors, or if competitors were to develop similar intellectual property independently, its results of operations could be negatively affected.

Tronox Incorporated’s success depends to a significant degree upon its ability to protect and preserve its intellectual property rights. Although Tronox Incorporated owns and has applied for numerous patents and trademarks throughout the world, Tronox Incorporated may have to rely on judicial enforcement of its patents and other proprietary rights. Tronox Incorporated’s patents and other intellectual property rights may be challenged, invalidated, circumvented, and rendered unenforceable or otherwise compromised. A failure to protect, defend or enforce Tronox Incorporated’s intellectual property could have an adverse effect on its financial condition and results of operations.

Tronox Incorporated also relies upon unpatented proprietary technology, know-how and other trade secrets to maintain its competitive position. While Tronox Incorporated maintains policies to enter into confidentiality agreements with its employees and third parties to protect its proprietary expertise and other trade secrets, these agreements may not be enforceable or, even if legally enforceable, Tronox Incorporated may not have adequate remedies for breaches of such agreements. Tronox Incorporated also may not be able to readily detect breaches of such agreements. The failure of Tronox Incorporated’s patents or confidentiality agreements to protect its proprietary technology, know-how or trade secrets could result in significantly lower revenues, reduced profit margins or loss of market share.

In addition, Tronox Incorporated may be unable to determine when third parties are using its intellectual property rights without its authorization. Tronox Incorporated also has licensed certain of its intellectual property rights to third parties, and Tronox Incorporated cannot be certain that its licensees are using its intellectual property only as authorized by the applicable license agreement. The undetected or unremedied unauthorized use of Tronox Incorporated’s intellectual property rights or the legitimate development or acquisition of intellectual property related to its industry by third parties could reduce or eliminate any competitive advantage Tronox Incorporated has as a result of its intellectual property, adversely affecting its financial condition and results of operations. If Tronox Incorporated must take legal action to protect, defend or enforce its intellectual property rights, any suits or proceedings could result in significant costs and diversion of Tronox Incorporated’s resources and its management’s attention, and it may not prevail in any such suits or proceedings. A failure to protect, defend or enforce Tronox Incorporated’s intellectual property rights could have an adverse effect on its financial condition and results of operations.

Operational Risks

Given the nature of Tronox Incorporated’s chemical operations, Tronox Incorporated faces a material risk of liability, delays and increased cash costs of production from environmental and industrial accidents and operational breakdowns.

Tronox Incorporated’s businesses involve significant risks and hazards, including environmental hazards, industrial accidents and breakdowns of equipment and machinery. Tronox Incorporated’s business is exposed to hazards associated with chemical manufacturing and the related storage, handling and transportation of raw materials, products and wastes. The occurrence of any of these or other hazards could delay production, suspend operations, increase repair, maintenance or medical costs and could have an adverse effect on the productivity and profitability of a particular manufacturing facility or on Tronox Incorporated as a whole.

There is also a risk that Tronox Incorporated’s key raw materials or its products may be found to have currently unrecognized toxicological or health-related impact on the environment or on its customers or employees. Such hazards may cause personal injury and loss of life, damage to property and contamination of the environment, which could lead to government fines or work stoppage injunctions and lawsuits by injured persons. If such actions are determined to be adverse to Tronox Incorporated, it may have inadequate insurance to cover such claims, or it may have insufficient cash flow to pay for such claims. Such outcomes could adversely affect Tronox Incorporated’s financial condition and results of operations.

Tronox Incorporated’s insurance coverage may prove inadequate to satisfy future claims against it.

Tronox Incorporated maintains third-party property, business interruption, casualty and terrorism insurance, with deductibles that are believed to be in accordance with customary industry practices, but Tronox Incorporated is not fully insured against all potential hazards incident to its businesses, including losses resulting from natural disasters or terrorist acts and those related to past activities for which it may not have an adequate indemnification or contribution remedy. In addition, insurance may not be available in the future at economically acceptable premiums. As a result, if Tronox Incorporated were to incur a significant liability for which it was not fully insured, it might not be able to finance the amount of the uninsured liability on terms acceptable to it or at all, and might be obligated to divert a significant portion of its cash flow from normal business operations.

Fluctuations in costs of Tronox Incorporated’s raw materials or its access to supplies of its raw materials could have an adverse effect on its results of operations and financial condition.

In 2011, raw materials used in Tronox Incorporated’s production of TiO2 constituted approximately 34.9% of its operating expenses. Fuel and energy linked to commodities, such as diesel, heavy fuel oil, and coal, and other consumables, such as chlorine, illuminating paraffin, electrodes and anthracite, consumed in Tronox Incorporated’s manufacturing and mining operations form an important part of its operating costs. Tronox Incorporated will have no control over the costs of these consumables, many of which are linked to some degree to the price of oil and coal, and the costs of many of these raw materials may fluctuate widely for a variety of reasons, including changes in availability, major capacity additions or reductions or significant facility operating problems. These fluctuations could negatively affect Tronox Incorporated’s operating margins and its profitability. As these costs rise, Tronox Incorporated’s operating expenses will increase and could adversely affect its business, especially if it is unable to pass price increases in raw materials through to its customers.

Over the last several years TiO2 prices have risen dramatically while titanium feedstock prices have risen less. Therefore, our margins have expanded significantly. This may result in customers curtailing purchases, or developing substitute or vertically integrating themselves.

The capacity and cost of transportation facilities, as well as transportation delays and interruptions, could adversely affect Tronox Incorporated’s ability to supply titanium feedstock to its pigment operations and its products to its customers.

Tronox Incorporated’s ability to sell TiO2 pigment, zircon and other products depends primarily upon road transport, third-party rail systems, ports, storage and container shipping. Increases in transportation costs or a lack of sufficient trucking, rail or cargo vessel or container capacity could make Tronox Incorporated’s products less competitive than those produced by other companies. Tronox Incorporated has no control over those logistical factors which effect transport efficiency, such as the condition of the roads or the quality of ports from which its products are exported, and alternative transportation and delivery systems generally are inadequate or unsuitable to handle the quantity of Tronox Incorporated’s shipments and to ensure timely delivery. If Tronox Incorporated is unable to obtain road, rail, sea or other transportation services, or to do so on a cost-effective basis, its business and growth strategy would be adversely affected.

If Tronox Incorporated is unable to innovate and successfully introduce new products, or new technologies or processes reduce the demand for its products or the price at which it can sell products, its profitability could be adversely affected.

Tronox Incorporated’s industries and the end-use markets into which it sells its products experience periodic technological change and product improvement. Tronox Incorporated’s future growth will depend on its ability to gauge the direction of commercial and technological progress in key end-use markets and on its ability to fund and successfully develop, manufacture and market products in such changing end-use markets. Tronox Incorporated must continue to identify, develop and market innovative products or enhance existing products on a timely basis to maintain its profit margins and its competitive position. Tronox Incorporated may be unable to develop new products or technology, either alone or with third parties, or license intellectual property rights from third parties on a commercially competitive basis. If Tronox Incorporated fails to keep pace with the evolving technological innovations in its end-use markets on a competitive basis, its financial condition and results of operations could be adversely affected.

In addition, new technologies or processes have the potential to replace or provide lower-cost alternatives to Tronox Incorporated’s products, such as new processes that reduce TiO2 in consumer products or the use of chloride slag in the production of TiO2 pigment, which could result in TiO2 pigment producers using less chloride slag, or to reduce the need for TiO2 pigment in consumer products, which could depress the demand and pricing for TiO2 pigment. We cannot predict whether technological innovations will, in the future, result in a lower demand for its products or affect the competitiveness of its business. Tronox Incorporated may be required to invest significant resources to adapt to changing technologies, markets and competitive environments.

Implementing a new enterprise resource planning system could interfere with Tronox Incorporated’s business or operations and could adversely impact its financial position, results of operations and cash flows.

Tronox Incorporated is in the process of implementing a new enterprise resource planning system. This project requires significant investment of capital and human resources, the re-engineering of many processes of Tronox Incorporated’s business, and the attention of many employees who would otherwise be focused on other aspects of its business. Any disruptions, delays or deficiencies in the design and implementation of this new system could potentially result in higher costs than Tronox Incorporated had anticipated and could adversely affect Tronox Incorporated’s ability to provide services to its customers and vendors, file reports with regulatory agencies in a timely manner, manage its internal controls or otherwise operate its business. Any of these consequences could have an adverse effect on Tronox Incorporated’s results of operations and financial condition.

Tronox Incorporated competes with other mining and chemical businesses for key human resources in the countries in which it operates, and its business will suffer if it is unable to hire highly skilled employees or if its key officers or employees discontinue employment with Tronox Incorporated.

Tronox Incorporated competes with other chemical and mining companies, and other companies generally, in the countries in which it operates to attract and retain key human resources at all levels with the appropriate technical skills and operating and managerial experience necessary to continue operating and expand its businesses. These operations use modern techniques and equipment and accordingly require various types of skilled workers. The success of Tronox Incorporated’s business is materially dependent upon the skills, experience and efforts of its key officers and skilled employees. The global shortage of key mining skills, including geologists, mining engineers, metallurgists and skilled artisans, has been exacerbated by increased mining activity across the globe. Despite various initiatives, Tronox Incorporated may not be able to attract and retain skilled and experienced employees. Should Tronox Incorporated lose any of its key personnel or fail to attract and retain key qualified personnel or other skilled employees, its business may be harmed and its operational results and financial condition could be affected.

The labor and employment laws in many jurisdictions in which Tronox Incorporated operates are more onerous than in the United States; and some of Tronox Incorporated’s labor force has substantial works’ council or trade union participation, which creates a risk of disruption from labor disputes and new law affecting employment policies.

Following completion of the Transaction, a majority of Tronox Incorporated’s employees will be located outside the United States. In most of those countries, labor and employment laws are more onerous than in the United States and, in many cases, grant significant job protection to employees, including rights on termination of employment.

Labor costs constituted 12.7% of Tronox Incorporated’s TiO2 production costs (excluding depreciation). Some of Tronox Incorporated’s employees in the Netherlands are represented by a works’ council by law, which subjects Tronox Incorporated to employment arrangements very similar to collective bargaining agreements.

Tronox Incorporated is required to consult with and seek the consent or advice of various employee groups or works’ councils that represent its employees for any changes to its activities or employee benefits. This requirement could have a significant impact on its flexibility in managing costs and responding to market changes.

Regulatory Risks

Violations or noncompliance with the extensive environmental, health and safety laws and regulations to which Tronox Incorporated is subject or changes in laws or regulations governing Tronox Incorporated’s operations could result in unanticipated loss or liability.

Tronox Incorporated’s operations and production facilities are subject to extensive environmental and health and safety laws and regulations at national, international and local levels in numerous jurisdictions relating to pollution, protection of the environment, transporting and storing raw materials and finished products and storing and disposing of hazardous wastes, as discussed under Item 1. “Business—Government Regulations and Environmental Matters.” The costs of compliance with the extensive environmental, health and safety laws and regulations to which Tronox Incorporated is subject or the inability to obtain, update or renew permits required for operation or expansion of its business could reduce its profitability or otherwise adversely affect its business. Tronox Incorporated may in the future incur substantial costs, including fines, damages, criminal or civil sanctions and remediation costs, or experience interruptions in its operations, for violations arising under these laws and regulations. In the event of a catastrophic incident involving any of the raw materials Tronox Incorporated uses or chemicals or mineral products it produces, Tronox Incorporated could incur material costs as a result of addressing the consequences of such event.

Changes to existing laws governing Tronox Incorporated’s operations, especially changes in laws relating to transportation of mineral resources, the treatment of land and infrastructure, the remediation of mines, tax royalties, exchange control restrictions, environmental remediation, mineral rights, ownership of mining assets or the rights to prospect and mine may have a material adverse effect on Tronox Incorporated’s future business, operations and financial performance. There is risk that onerous conditions may be attached to authorizations in the form of mining rights, miscellaneous licenses and environmental approvals or that the grant of these approvals may be delayed or not granted.

While Tronox Incorporated received a discharge and/or release for its significant legacy environmental and tort liabilities upon emergence from the Chapter 11 cases, from time to time Tronox Incorporated may be party to a number of legal and administrative proceedings involving environmental and other matters in various courts and before various agencies. These could include proceedings associated with facilities owned, operated or used by Tronox Incorporated, and may include claims for personal injuries, property damages and injury to the environment, including natural resource damages and non-compliance with permits. Any determination that one or more of Tronox Incorporated’s key raw materials or products has, or is characterized as having, a toxicological or health-related impact on its environment, customers or employees could subject Tronox Incorporated to additional legal claims. These proceedings and any such additional claims may be costly and may require a substantial amount of management attention, which may have an adverse effect on Tronox Incorporated’s financial condition and results of operations.

Tronox Incorporated’s current operations involve the production and management of regulated materials that are subject to various environmental laws and regulations and are dependent on the periodic renewal of permits from various governmental agencies. The inability to obtain, update or renew permits related to the operation of Tronox Incorporated’s business, or the costs required in order to comply with permit standards, could have a material adverse affect on Tronox Incorporated. No significant difficulties in obtaining such permits are anticipated at this time.

If Tronox Incorporated fails to comply with the conditions of its permits governing the production and management of regulated materials, mining licenses or leases or the provisions of the applicable law, these permits, mining licenses or leases could be cancelled or suspended, and Tronox Incorporated could be prevented from obtaining new mining and prospecting rights, which could materially and adversely affect Tronox Incorporated’s business, operating results and financial condition. In addition, if Tronox Incorporated is unable to obtain or maintain necessary permits, authorizations or agreements to prospect or mine or to implement planned projects or continue its operations under conditions or within timeframes that make such operations economically viable, Tronox Incorporated’s operational results and financial condition could be adversely affected.

Item 2.	Financial Information.

The following table sets forth selected historical financial data of Tronox Incorporated as of the dates and for the periods indicated. The statement of operations and balance sheet data, as of and for the eleven months ended December 31, 2011, one month ended January 31, 2011 and years ended December 31, 2010, 2009 and 2008, have been derived from Tronox Incorporated’s audited Consolidated Financial Statements included in Item 13 of this registration statement.

Tronox Incorporated is unable to prepare financial statements for 2007 in accordance with GAAP without unreasonable effort and expense. As discussed in Note 5 to Tronox Incorporated’s audited Consolidated Financial Statements, in May 2009, Tronox Incorporated filed a Form 8-K under Item 4.02 indicating that its previously issued financial statements could no longer be relied upon because Tronox Incorporated failed to establish adequate environmental and other contingent reserves as required by applicable accounting pronouncements. The financial statements affected by this disclosure are Tronox Incorporated’s previously issued financial statements for the year ended December 31, 2007, along with the financial information for the first three quarters of 2008. Tronox Incorporated has not restated periods prior to January 1, 2008, as it does not believe the errors discussed below are material to current or future investors. See Notes 1 and 5 to Tronox Incorporated’s audited Consolidated Financial Statements included in Item 13 of this registration statement for additional information. As such, Tronox Incorporated requested from the SEC, and subsequently received, permission to exclude selected financial information in the table below for 2007.

This information should be read in conjunction with Tronox Incorporated’s audited Consolidated Financial Statements (including the notes thereto) and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	Successor	Predecessor
	Eleven Months Ended December 31, 2011	One Month Ended January 31, 2011	Year Ended December 31,
			2010	2009	2008
	(Millions of dollars, except per share data)
Statement of Operations Data:
Net Sales	$1,543.4	$107.6	$1,217.6	$1,070.1	$1,245.8
Cost of goods sold	(1,104.5)	(82.3)	(996.1)	(931.9)	(1,133.4)

Gross Margin	438.9	25.3	221.5	138.2	112.4
Selling, general and administrative expenses	(151.7)	(5.4)	(59.2)	(71.7)	(114.1)
Litigation/arbitration settlement	9.8	—	—	—	—
Gain on land sales	—	—	—	1.0	25.2
Impairment of long-lived assets (1)	—	—	—	(0.4)	(24.9)
Restructuring charges (2)	—	—	—	(17.3)	(9.6)
Net loss on deconsolidation of subsidiary	—	—	—	(24.3)	—
Provision for environmental remediation and restoration, net of reimbursement (3)	4.5	—	47.3	—	(72.9)

Income (Loss) from Operations	301.5	19.9	209.6	25.5	(83.9)
Interest and debt expense (4)	(30.0)	(2.9)	(49.9)	(35.9)	(53.9)
Gain on liquidation of subsidiary (5)	—	—	5.3	—	—
Other income (expense)	(9.8)	1.6	(13.6)	(10.3)	(9.5)
Reorganization income (expense)	—	613.6	(144.8)	(9.5)	—

Income (Loss) from Continuing Operations before Income Taxes	261.7	632.2	6.6	(30.2)	(147.3)
Income tax benefit (provision)	(20.2)	(0.7)	(2.0)	1.5	1.8

Income (Loss) from Continuing Operations	241.5	631.5	4.6	(28.7)	(145.5)
Income (Loss) from discontinued operations, net of income tax benefit (provision) (6)	—	(0.2)	1.2	(9.8)	(189.4)

Net Income (Loss)	$241.5	$631.3	$5.8	$(38.5)	$(334.9)

Earnings (Loss) from Continuing Operations per Common Share:
Basic	$16.12	$15.29	$0.11	$(0.70)	$(3.55)
Diluted	$15.46	$15.25	$0.11	$(0.70)	$(3.55)

Balance Sheet Data
Working Capital (7)	$488.1	$458.2	$483.4	$488.7	$(246.7)
Property, plant and equipment, net (1)	554.5	317.5	315.5	313.6	347.3
Total assets	$1,657.4	$1,090.5	$1,097.9	$1,117.8	$1,044.5
Noncurrent liabilities
Long-term debt (7)	$421.4	$420.7	$420.7	$423.3	$—
Environmental remediation and/or restoration (8)	0.5	0.6	0.6	0.3	546.0
All other noncurrent liabilities	274.5	268.8	154.0	50.0	125.4
Total liabilities	$905.1	$848.0	$827.6	$682.6	$1,642.0
Liabilities subject to compromise	$—	$896.7	$900.3	$1,048.4	$—
Total stockholders’ equity	$752.3	$(654.2)	$(630.0)	$(613.2)	$(597.5)
Supplemental Information:
Depreciation and amortization expense	$79.1	$4.1	$50.1	$53.1	$75.7
Capital expenditures	$132.9	$5.5	$45.0	$24.0	$34.3
EBITDA (9)	$370.8	$639.0	$107.8	$49.0	$(207.1)
Adjusted EBITDA (9)	$468.3	$24.3	$203.1	$141.5	$99.3

(1)	In 2008, Tronox Incorporated recorded impairment charges for long-lived assets of approximately $3.3 million related to Savannah, Georgia, and approximately $21.6 million related to Botlek, the Netherlands. See “Management’s Discussion and Analysis of Financial Condition and Operations—Critical Accounting Policies” for further discussion of Tronox Incorporated’s impairment testing methodology.
(2)	Restructuring charges in 2009 were primarily the result of the idling of Tronox Incorporated’s Savannah plant. Restructuring charges in 2008 resulted primarily from work force reduction programs, along with asset retirement obligation adjustments.
(3)	In 2010, Tronox Incorporated recorded receivables from its insurance carrier related to environmental clean-up obligations at the Henderson facility. Due to the accounting for the KM Legacy Liabilities, as described in Notes 1 and 5 to the annual Consolidated Financial Statements, the obligation for this clean-up work had been recorded in 2008 and prior years. For further details, see Notes 2 and 3 to the annual Consolidated Financial Statements.
(4)	Excludes $2.8 million, $33.3 million, $32.1 million and nil in the one month ended January 31, 2011 and the years ended December 31, 2010, 2009 and 2008, respectively, that would have been payable under the terms of the 9.5% senior unsecured notes.
(5)	The liquidation of certain holding companies resulted in a non-cash net gain resulting from the realization of cumulative translation adjustments.
(6)	See Note 20 to the annual Consolidated Financial Statements included in this registration statement for further information on Income (loss) from discontinued operations.
(7)	Working capital is defined as the excess (deficit) of current assets over current liabilities. Due to Tronox Incorporated’s financial condition, the entire balance of its outstanding debt of $562.8 million was classified as current obligations as of December 31, 2008, resulting in long-term debt having a balance of nil and working capital being negative. In 2009, the $350.0 million senior unsecured notes were reclassified to Liabilities Subject to Comprise.
(8)	As a result of the bankruptcy filing and the KM Legacy Liability accounting, as described in Note 1 to the annual Consolidated Financial Statements, environmental remediation and/or restoration liabilities were reclassified to Liabilities Subject to Compromise in 2009.
(9)	EBITDA represents net income (loss) before net interest expense, income tax benefit (provision), and depreciation and amortization expense. Adjusted EBITDA represents EBITDA as further adjusted to reflect the items set forth in the table below.

EBITDA and Adjusted EBITDA, which are used by management to measure performance, are non-GAAP financial measures. Management believes that EBITDA and Adjusted EBITDA are useful to investors, as EBITDA is commonly used in the industry as a means of evaluating operating performance and Adjusted EBITDA is used in our debt instruments to determine compliance with financial covenants. Both EBITDA and Adjusted EBITDA are included as a supplemental measure of our operating performance because they eliminate items that have less bearing on operating performance and highlight trends in the core business that may not otherwise be apparent when relying solely on GAAP financial measures. In addition, Adjusted EBITDA is one of the primary measures management uses for planning and budgeting processes and to monitor and evaluate financial and operating results. EBITDA and Adjusted EBITDA are not recognized terms under GAAP and do not purport to be an alternative to measures of our financial performance as determined in accordance with GAAP, such as net income (loss). Because other companies may calculate EBITDA and Adjusted EBITDA differently than we do, EBITDA may not be, and Adjusted EBITDA as presented herein is not, comparable to similarly titled measures reported by other companies.

The following table reconciles net income (loss) to EBITDA and Adjusted EBITDA for the periods presented:

	Successor	Predecessor
	Eleven Months Ended December 31, 2011	One Month Ended January 31, 2011	Year Ended December 31,
			2010	2009	2008
	(Millions of dollars)
Net income (loss)	$241.5	$631.3	$5.8	$(38.5)	$(334.9)
Interest and debt expense	30.0	2.9	49.9	35.9	53.9
Income tax provision (benefit)	20.2	0.7	2.0	(1.5)	(1.8)
Depreciation and amortization expense	79.1	4.1	50.1	53.1	75.7

EBITDA	370.8	639.0	107.8	49.0	(207.1)
Reorganization expense associated with bankruptcy (a)	—	45.5	144.8	13.0	—
Gain on fresh-start accounting	—	(659.1)	—	—	—
Noncash gain on liquidation of subsidiary	(0.2)	—	(5.3)	—	—
Provision for environmental remediation and restoration, net of reimbursements (b)	(4.5)	—	(47.3)	—	72.9
(Income) loss from discontinued operations	—	0.2	(1.2)	9.8	189.4
Restructuring costs not associated with the bankruptcy	—	—	—	—	13.5
Pension and post retirement settlement/curtailments	—	—	—	10.0	26.2
Gain on sale of assets	—	—	—	(1.0)	(25.2)
Impairment charges (d)	—	—	—	0.4	24.9
Unusual or non-recurring items (e)	—	—	—	24.3	—
Litigation settlement	(9.8)	—	—	—	—
Plant closure costs	—	0.1	1.3	24.5	—
Fresh-start inventory mark-up	35.5	—	—	—	—
Stock-based compensation	13.8	—	0.5	0.2	0.5
Foreign currency remeasurement	7.3	(1.3)	11.8	15.1	(6.8)
Transaction costs, registration rights penalty and financial statement costs (f)	39.2	—	—	—	—
Other items (g)	16.2	(0.1)	(9.3)	(3.8)	11.0

Adjusted EBITDA	$468.3	$24.3	$203.1	$141.5	$99.3

(a)	Tronox Incorporated incurred costs related to the Chapter 11 bankruptcy proceedings. These items include cash and non-cash charges related to contract terminations, prepetition obligations, debtor-in-possession financing costs, legal and professional fees.
(b)	In 2010, Tronox Incorporated recorded receivables from its insurance carrier related to environmental clean-up obligations at the Henderson facility. Due to the accounting for the KM Legacy Liabilities, as described in Notes 1 and 5 to the annual Consolidated Financial Statements, the obligation for this clean-up work had been recorded in 2008 and prior years.
(c)	Restructuring costs in 2008 resulted primarily from work force reduction programs along with asset retirement obligation adjustments.
(d)	In 2008, Tronox Incorporated recorded impairment charges for long-lived assets of approximately $3.3 million related to Savannah, Georgia, and approximately $21.6 million related to Botlek, the Netherlands. See “Management’s Discussion and Analysis of Financial Condition and Operations—Critical Accounting Policies” for further discussion of our impairment testing methodology.
(e)	The 2009 amount represents the net loss on deconsolidation of Tronox Incorporated’s German subsidiaries.

(f)	Transaction costs and financial statement restatement costs include expenses related to the Transaction of $20.2 million, the registration rights penalty of $2.0 million, fresh-start accounting fees of $2.5 million, costs associated with restating Tronox Incorporated’s environmental reserves of $5.1 million and the auditing of the historical financial statements of $3.5 million. Costs associated with the Transaction include professional fees related to due diligence and transaction advice as well as investment banking fees. Additionally, Tronox Incorporated incurred legal fees associated with the exit from bankruptcy and the Transaction of $5.9 million.
(g)	Includes noncash pension and postretirement healthcare costs and accretion expense.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the information contained in the audited annual Consolidated Financial Statements for Tronox Incorporated for the eleven months ended December 31, 2011, one month ended January 31, 2011 and years ended December 31, 2010 and 2009 and the related notes thereto included in Item 13 of this registration statement. This discussion contains forward-looking statements that involve risks and uncertainties, and actual results could differ materially from those discussed in the forward-looking statements as a result of numerous factors. See “Cautionary Note Regarding Forward-Looking Statements.”

This Management’s Discussion and Analysis of Financial Condition and Results of Operations contains certain financial measures, in particular the presentation of Income (Loss) from Operations, which are not presented in accordance with GAAP. These non-GAAP financial measures are being presented because they provide Tronox Incorporated and readers of this registration statement with additional insight into Tronox Incorporated’s operational performance relative to earlier periods and relative to its competitors. We do not intend for these non-GAAP financial measures to be a substitute for any GAAP financial information. Readers of this registration statement should use these non-GAAP financial measures only in conjunction with the comparable GAAP financial measures. Reconciliations of Income (Loss) from Operations to Income (Loss) from Continuing Operations, the most comparable GAAP measure, are provided in this proxy statement/ prospectus.

General

Tronox Incorporated is one of the leading producers and marketers of TiO2 by capacity, which is used in consumer products such as paint, plastic and certain specialty products. Tronox Incorporated is one of the few TiO2 manufacturers with global operations having production facilities and sales and marketing presence in the Americas, Europe and the Asia-Pacific regions.

Tronox Incorporated operates chloride process TiO2 production facilities in Hamilton, Mississippi; Botlek, the Netherlands; and Kwinana, Western Australia. The Hamilton, Mississippi facility is the third largest plant of its kind and the Kwinana Facility is a fully integrated facility that is part of the Tiwest Joint Venture. In connection with the Transaction, the Tiwest Joint Venture will become a wholly-owned business of Tronox Incorporated. The joint venture is an integral aspect of our operations due to its backward integration into titanium ore raw materials. See the discussion of the Tiwest Joint Venture below.

Tronox Incorporated’s global presence enables it to sell its products to a diverse portfolio of customers with whom it has well-established relationships. Tronox Incorporated’s customer base consists of more than 1,000 customers in approximately 90 countries and includes market leaders in each of the major end-use markets for TiO2. Additionally, Tronox Incorporated has supplied each of its top ten customers with TiO2 for more than ten years.

In addition to its pigment business, Tronox Incorporated has other operations that manufacture and market electrolytic and specialty chemical products. Tronox Incorporated’s electrolytic and other chemical products business produces electrolytic manganese dioxide, sodium chlorate, boron-based and other specialty chemicals, and is focused on three end-use markets: advanced battery materials, sodium chlorate for pulp and paper manufacture and specialty boron products serving the semi-conductor, pharmaceutical and igniter industries.

The Tiwest Joint Venture. Historically, Tronox Incorporated and Exxaro have operated the Tiwest Joint Venture, which includes a chloride process TiO2 plant located at the Kwinana Facility, a mining venture in Cooljarloo, Western Australia, and a mineral separation plant and synthetic rutile processing facility, both in Chandala, Western Australia. The Tiwest Joint Venture also includes operations related to heavy minerals production other than titanium bearing ores. The heavy minerals produced by the Tiwest Joint Venture are used by its own mining and separation facilities, and sold to Tronox Incorporated facilities and to third parties. These include natural rutile, leucoxene and the co-product zircon. Because of the terms of the joint ownership agreement governing the Tiwest Joint Venture, the joint venture is proportionately consolidated in Tronox Incorporated’s financial statements. The assets in the Tiwest Joint Venture are jointly controlled by Tronox Incorporated and Exxaro, as each has an undivided interest in them. As a result, Tronox Incorporated’s Consolidated Balance Sheets presented in this registration statement include Tronox Incorporated’s share of the assets that are jointly controlled and Tronox Incorporated’s share of the liabilities for which it is jointly responsible. Tronox Incorporated’s Consolidated Statements of Operations include its share of the income and expenses of the Tiwest Joint Venture. Through a separate agreement, Tronox Incorporated is responsible for the marketing of Exxaro’s share of the TiO2 production in which capacity it acts as principal and bears the credit risk for such sales. As a result, the aggregate TiO2 production allocated to Exxaro has been included in Tronox Incorporated’s net sales, and the cost attributable to buying Exxaro’s share of TiO2 production at market price has been included in Tronox Incorporated’s cost of goods sold. In connection with the Transaction, Exxaro’s share in the Tiwest Joint Venture will be transferred to Tronox Limited.

Segment Evaluation. Tronox Incorporated’s business has one reportable segment, pigment. The pigment segment primarily produces and markets TiO2, and has production facilities in the United States, Australia and the Netherlands. Tronox Incorporated’s other business line, electrolytic and other chemical products, is comprised of its electrolytic manufacturing and marketing operations. Corporate and other is comprised of corporate activities and businesses that are no longer in operation. Although Tronox Incorporated’s electrolytic and other chemical products business line and corporate and other do not constitute reportable segments under ASC 280, Segment Reporting, they are discussed and disclosed separately in this registration statement as management believes that providing this information is useful to the readers.

Tronox Incorporated evaluates the pigment segment’s performance separately based on segment income (loss) from operations, which represents the results of segment operations before unallocated costs, such as general corporate expenses not identified to a specific segment, environmental provisions related to sites no longer in operation, interest and debt expense, income tax expense or benefit, reorganization income (expense) and other income (expense). Total income (loss) from operations of Tronox Incorporated’s segment and other business lines is a financial measure of its performance, which is not determined in accordance with GAAP, as it excludes the items listed above, all of which are components of “Income (Loss) from Continuing Operations,” on the Consolidated Statements of Operations, the most comparable GAAP measure.

General Factors Affecting the Results of Continuing Operations

The following strategic and operational events during the eleven months ended December 31, 2011, one month ended January 31, 2011 and years ended December 31, 2010 and 2009, affected Tronox Incorporated’s results of operations as follows:

RTI Hamilton Settlement—The outstanding legal disputes between Tronox Incorporated and RTI Hamilton, Inc. dating back to 2008 have come to a close with the parties reaching an agreement in principle during August 2011. The settlement agreement reflects a compromise and settlement of disputed claims in complete accord and satisfaction thereof. RTI Hamilton paid Tronox Incorporated $10.5 million on September 12, 2011, including $0.7 million in payment for capital costs incurred by Tronox Incorporated in relation to the agreement, including interest.

Tiwest Joint Venture Expansion—The expansion of the Tiwest Joint Venture TiO2 plant in Kwinana, Western Australia was completed and commissioned at the end of the second quarter of 2010. The expansion increased TiO2 production capacity at the Kwinana Facility from 110,000 to 150,000 tonnes per annum. While Tronox Incorporated was in bankruptcy, Exxaro funded the majority of the expansion. Tronox Incorporated bought into its 50.0% share of the TiO2 plant expansion as of June 30, 2011 for $79.1 million. Going forward, Tronox Incorporated expects that the increase in tonnes per annum will increase profitability due to acquiring the incremental production at the cost of production versus purchasing the tonnes at market prices.

Financing Arrangement—In March 2011, the Tiwest Joint Venture acquired a steam and electricity gas fired co-generation plant adjacent to the Kwinana Facility, through a five year financing arrangement. Tronox Western Australia Pty Ltd, our wholly-owned subsidiary, owns a 50.0% undivided interest in the co-generation plant through the Tiwest Joint Venture. As a result, Tronox Incorporated incurred additional debt totaling $8.0 million in order to finance its share of the asset purchase. Under the financing arrangement, monthly payments are required and interest accrues on the remaining balance owed at the rate of 6.5% per annum. During the eleven months ended December 31, 2011, Tronox Incorporated made scheduled repayments of $1.5 million. In connection with the Transaction, the operations of the Tiwest Joint Venture will become wholly-owned by Tronox Incorporated, and we expect Tronox Incorporated will continue to experience increased profitability from the plant.

Tiwest Joint Venture Outages—During the fourth quarter of 2010, the Tiwest Joint Venture was impacted by outages experienced by the Kwinana Facility’s industrial gas supplier, Air Liquide WA. The Kwinana Facility lost 13 days of production with approximately another 12 days of production at significantly reduced rates. As a result of these outages and the lost production, Tronox Incorporated recorded idle facility charges of $3.3 million during the fourth quarter. Tronox Incorporated is reviewing both contractual and insurance remedies to mitigate the business interruption loss, but does not yet have an estimate for any potential recovery.

Savannah Facility—In December 2009, Tronox Incorporated completed the idling of the Savannah TiO2 operations. On July 21, 2009, Tronox Incorporated announced its decision to idle the production at its Savannah facility. Tronox Incorporated subsequently removed all proprietary technology related to the TiO2 operations, wrote down certain inventories to net realizable value and recognized a restructuring charge for severance payments to employees of the Savannah TiO2 operations. Pursuant to the Plan, the Savannah site was transferred to an environmental response trust upon Tronox Incorporated’s emergence from bankruptcy on February 14, 2011. Tronox Incorporated has determined that the Savannah TiO2 operations do not meet the criteria for discontinued operations treatment. Therefore, the financial results of the Savannah TiO2 operations are included in the pigment segment. The sulfuric acid operations and other residual costs related to the former sulfate operations are included in corporate and other. Historical revenues attributable to our Savannah facility for the eleven months ended December 31, 2011, one month ended January 31, 2011 and years ended December 31, 2010 and 2009 were $0.1 million, $2.4 million, $37.4 million and $107.4 million, respectively.

Emergence from Chapter 11

On the Petition Date, the Debtors, including Tronox Incorporated, filed voluntary petitions in the United States Bankruptcy Court seeking reorganization relief under the Bankruptcy Code. The Chapter 11 cases were consolidated for procedural purposes and were jointly administered under the caption In re Tronox Incorporated, et al., Case No. 09-10156 (ALG), and the Debtors operated their businesses and managed their properties as “debtors in possession” under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code and orders of the Bankruptcy Court.

Material conditions to the Plan, most notably the settlement of the claims related to the Debtor’s Legacy Environmental Liabilities and Legacy Tort Liabilities were resolved during the period from the Confirmation Date until January 26, 2011. Subsequently, on the Effective Date, Tronox Incorporated emerged from bankruptcy and continued operations as reorganized Tronox Incorporated.

Following its emergence from the Chapter 11 proceedings, reorganized Tronox Incorporated was free from the significant KM Legacy Liabilities and was sufficiently capitalized. With respect to claims related to the Legacy Environmental Liabilities, the claimants received a settlement that was allocated to certain environmental response trusts and environmental agencies in accordance with the terms of a settlement agreement (the “Environmental Claims Settlement Agreement”), which consideration constitutes a fair and equitable settlement of the potential numerous claims and varying priorities of the Legacy Environmental Liabilities claims.

In exchange, those claimants provided the Debtors and the reorganized Tronox Incorporated with discharges and/or covenants not to sue with respect to the Debtors liability for the Legacy Environmental Liabilities subsequent to the Effective Date. Similarly, the Plan provided for the creation and funding of a torts claim trust (the “Tort Claims Trust”), which became the sole source of distributions to holders of Legacy Tort Liabilities claims, who were paid in accordance with the terms of such trust’s governing documentation.

In conjunction with the transfer of liabilities achieved through allocating funds to the applicable trusts and/ or responsible agencies, the Plan preserved Tronox Incorporated, which was reorganized around its existing operating locations, including: (a) its headquarters and technical facility at Oklahoma City, Oklahoma; (b) the titanium dioxide facilities at Hamilton, Mississippi and Botlek, the Netherlands; (c) the electrolytic chemical businesses at Hamilton, Mississippi and Henderson, Nevada (except that the real property and buildings associated with such business was transferred to an environmental response trust and reorganized Tronox Incorporated is not responsible for environmental remediation related to historic contamination at such site); and (d) its interest in the Tiwest Joint Venture in Australia.

As part of the emergence from the Chapter 11 proceedings, Tronox Incorporated relied on a combination of debt financing and money from new equity issued to certain existing creditors. Specifically, such funding included: (i) total funded exit financing of no more than $470 million; (ii) the proceeds of a $185 million rights offering (the “Rights Offering”) open to substantially all unsecured creditors and backstopped by certain groups; (iii) settlement of government claims related to the Legacy Environmental Liabilities through the creation of certain environmental response trusts and a litigation trust; (iv) settlement of claims related to the Legacy Tort Liabilities through the establishment of a torts claim trust; (v) issuance of new common stock (the “New Common Stock”) whereby holders of the allowed general unsecured claims received their pro rata share of 50.9% of the New Common Stock on the Effective Date, and the opportunity to participate in the Rights Offering for an aggregate of 49.1% of the New Common Stock, also issued on the Effective Date; and (vi) issuance of warrants, on the Effective Date, to the holders of equity prior to the Debtors’ emergence from bankruptcy, consisting of two tranches: the new series A warrants (the “Series A Warrants”) and the new series B warrants (the “Series B Warrants”), to purchase their pro rata share of a combined total of 7.5% of the New Common Stock, after and including the issuance of any New Common Stock upon exercise of the Series A Warrants and the Series B Warrants.

The consummation of the Plan resulted in a substantial realignment of the interests in Tronox Incorporated between existing prepetition creditors and stockholders. As a result, Tronox Incorporated was required to adopt fresh-start accounting. Having resolved the material contingencies related to implementing the Plan, most notably the approval under U.S. federal and applicable state environmental law of the settlement of the Legacy Environmental Liabilities, on January 26, 2011, and due to the proximity to Tronox Incorporated’s end of the month accounting period, which closed on January 31, 2011, it applied fresh-start accounting as of January 31, 2011. Tronox Incorporated evaluated the activity between January 26, 2011 and January 31, 2011 and, based upon the immateriality of such activity, concluded that the use of January 31, 2011 to reflect the fresh-start accounting adjustments was appropriate for financial reporting purposes. The use of the January 31, 2011 date is for financial reporting purposes only and does not affect the Effective Date of the Plan. Accordingly, the financial information set forth in this report, unless otherwise expressly set forth or as the context otherwise indicates, reflects the consolidated results of operations and financial condition of Tronox Incorporated and its subsidiaries on a fresh-start basis for the period following January 31, 2011 (“Successor”), and of Tronox Incorporated and its subsidiaries on a historical basis for the periods through January 31, 2011 (“Predecessor”). Fresh-start accounting and reporting provisions were applied pursuant to ASC 852 and the financial statements as of February 1, 2011 and for subsequent periods report the results of Tronox Incorporated with no beginning retained earnings or accumulated deficit.

The primary impacts of Tronox Incorporated’s reorganization pursuant to the Plan and the adoption of fresh-start accounting on its results of operations were as follows:

Depreciation and amortization expense

Depreciation and amortization expense was higher in 2011 compared to 2010 as a result of the revaluation of assets for fresh-start accounting. Revaluation increased depreciation and amortization by $26.8 million in 2011. For additional information on the revaluation of assets, see Note 4 to the Consolidated Financial Statements. Depreciation and amortization as reported for both periods presented is as follows:

	Successor	Predecessor
	Eleven Months Ended December 31, 2011	One Month Ended January 31, 2011	Year Ended December 31,
			2010	2009
	(Millions of dollars)
Cost of goods sold:
Depreciation	$54.0	$3.6	$44.1	$45.9
Amortization	1.4	0.3	3.2	3.3
Selling, general and administrative expenses:
Depreciation	2.1	0.2	2.8	3.9
Amortization	21.6	—	—	—

Total	$79.1	$4.1	$50.1	$53.1

Interest expense

Lower interest expense in 2011 compared to 2010 was largely driven by lower interest rates and lower amortization of debt issuance costs on our debtor-in possession (“DIP”) facilities. In October 2010, Tronox Incorporated refinanced its second DIP facility into a final DIP facility, lowering the interest rate from 9% to 7%. On February 14, 2011, the final DIP facility converted into a $425.0 million exit facility (the “Exit Financing Facility”) which bears interest at the same rate. In addition, in conjunction with the refinancing and the application of fresh-start accounting, the debt issuance costs related to the second DIP facility and the final DIP facility were written off as of October 21, 2010 and February 1, 2011, respectively. See the discussion in Capital Resources for additional information on the DIP facilities.

	Successor	Predecessor
	Eleven Months Ended December 31, 2011	One Month Ended January 31, 2011	Year Ended December 31,
			2010	2009
	(Millions of dollars)
Interest Expense	$30.0	$2.9	$49.9	$35.9

Anadarko Litigation

In May 2009, Tronox Incorporated and certain of its affiliates filed a lawsuit against Anadarko and Kerr-McGee (a predecessor to Anadarko) asserting the Anadarko Claim. In connection with the Chapter 11 proceedings of Tronox Incorporated, Tronox Incorporated assigned all of the Anadarko Claim to a litigation trust on behalf of the holders of environmental claims and tort claims against Tronox Incorporated, pursuant to a full satisfaction of such claims. Tronox Incorporated has no economic interest in the litigation trust. However, pursuant to the terms of the litigation trust, Tronox Incorporated could continue to be treated as the owner of the Anadarko Claim solely for purposes of federal and state income taxes. Depending on the outcome of the

Anadarko Claim, it is possible that Tronox Incorporated will receive the benefit of certain tax deductions that would result if the Anadarko Claim is resolved successfully and the proceeds of such Claim are used as contemplated under the terms of the litigation trust.

Business Environment

The following discussion includes trends and factors that may affect future operating results.

Supply and Demand

The majority of Tronox Incorporated’s revenue comes from the sale of TiO2 (85.5% in 2011, 82.3% in 2010 and 81.2% in 2009). TiO2 is a chemical used in many “quality-of-life” products, such as paints, plastics, paper, inks and rubber as well as in various specialty applications. Demand for TiO2 decreased in 2008 and 2009 due to the worldwide financial crisis, following several years of increasing growth, resulting in lower prices and temporary and permanent reductions in production by the major producers. The increase in demand during 2010 and 2011 has resulted in increasing prices of TiO2, which were further bolstered by the reduced availability of titanium feedstock. Over the long-term, management expects the demand for TiO2 to grow in tandem with its expectations for the long-term growth in global GDP.

Pricing

Throughout 2010 and 2011, due to supply and demand dynamics, TiO2 prices, along with titanium feedstock prices, have risen substantially. The increase in TiO2 prices is more transparent in the current year results of operations as the prices continued to rise steadily throughout 2011, while the increase in titanium feedstock prices, although occurring throughout the year, experienced the greatest increase during the fourth quarter. As a result, Tronox Incorporated’s margins have expanded significantly during 2011. Changes in demand for TiO2 in any interim or annual period may affect pricing upward or downward.

Raw Materials

In 2011 and 2010, raw materials used in the production of TiO2 constituted approximately 34.9% and 33.8%, respectively, of our TiO2 production costs. The primary raw material used in the production of TiO2, titanium feedstock ore, experienced significant increases in price during 2011. Tronox Incorporated’s price for raw material increased 19%. As the cost of titanium feedstock continues to rise, Tronox Incorporated’s operating expenses will continue to increase, and it may be unable to pass price increases through to its customers. Due to the constraints of adding significant new production capacity for titanium feedstock, Tronox Incorporated expects titanium feedstock production to remain constrained thereby putting upward pressure on its raw material costs.

Seasonality

The demand for TiO2 during a given year is subject to seasonal fluctuations. TiO2 sales are generally higher in the second and third quarters of the year primarily due to the increase in paint production to meet demand resulting from the spring and summer painting season in North America and Europe.

Currency Exchange Rates

The financial condition and results of operations of Tronox Incorporated operating entities in the Netherlands and Australia are reported in various foreign currencies and then converted into U.S. dollars at the applicable exchange rate for inclusion in its consolidated financial statements. As a result, any volatility of the U.S. dollar against these foreign currencies creates uncertainty for and may have a positive or negative impact on reported sales and operating margins. During 2011, Tronox Incorporated experienced unfavorable foreign currency effects. Foreign currency effects appear in the financial statements in several ways. First, they impact reported amounts of revenues and expenses and are embedded in each line item of the financials. Second, for changes in reported asset and liability amounts in either income and expense or in cumulative translation adjustments in “Accumulated other comprehensive income (loss)” on the Consolidated Balance Sheets. Foreign currency losses recognized in “Other income (expense)” on the Consolidated Statements of Operations were $7.8 million for the eleven months ended December 31, 2011, while foreign currency gains recognized were $1.5 million for the one month ended January 31, 2011.

Competition

Each of the markets in which Tronox Incorporated competes is highly competitive. Competition is based on a number of factors such as price, product quality and service. Tronox Incorporated faces significant competition from major international and smaller regional competitors. The most significant competitors include major chemical and materials manufacturers and diversified companies, a number of which have substantially larger financial resources and a greater number of personnel than Tronox Incorporated.

Within the end-use markets in which Tronox Incorporated competes, competition between products is intense. Tronox Incorporated faces substantial risk that certain events, such as new product development by competitors, changing customer needs, production advances for competing products or price changes in raw materials, could cause its customers to switch to its competitors’ products.

Government Regulations and Environmental Matters

Tronox Incorporated is subject to extensive regulation by federal, state, local and foreign governments. Governmental authorities regulate the generation and treatment of waste and air emissions at its operations and facilities. At many of its operations, Tronox Incorporated also complies with worldwide, voluntary standards developed by the ISO.

Tronox Incorporated is in compliance with applicable environmental rules and regulations. Currently, Tronox Incorporated does not have any outstanding notices of violations or orders from regulatory agencies.

Critical Accounting Policies

The preparation of financial statements in conformity with GAAP requires management to make certain estimates and assumptions regarding matters that are inherently uncertain and that ultimately affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities. The estimates and assumptions are based on management’s experience and understanding of current facts and circumstances. These estimates may differ from actual results. Certain of Tronox Incorporated’s accounting policies are considered critical as they are both important to reflect Tronox Incorporated’s financial position and results of operations and require significant or complex judgment on the part of management. The following is a summary of certain accounting policies considered critical by the management of Tronox Incorporated.

Long-Lived Assets

Key estimates related to long-lived assets include useful lives, recoverability of carrying values and the existence of any retirement obligations. As a result of future decisions, such estimates could be significantly modified. The estimated useful lives of property, plant and equipment range from three to forty years, and depreciation is recognized on a straight-line basis. Useful lives are estimated based upon Tronox Incorporated’s historical experience, engineering estimates and industry information. These estimates include an assumption regarding periodic maintenance and an appropriate level of annual capital expenditures to maintain the assets.

Long-lived assets are evaluated for potential impairment whenever events or changes in circumstances indicate that carrying value may be greater than future net cash flows. Such evaluations involve a significant amount of judgment since the results are based on estimated future events, such as sales prices, costs to produce the products, the economic and regulatory climates and other factors. Tronox Incorporated evaluates impairments by asset group for which the lowest level of independent cash flows can be identified. If the sum of these estimated future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized for the excess of the carrying amount of the asset over its estimated fair value.

Intangible Assets

Intangible assets with finite useful lives are amortized on the straight-line basis over their estimated useful lives. The amortization methods and remaining useful lives are reviewed annually. The carrying amounts are reviewed at each financial year-end to determine whether there is any indication of impairment.

Asset Retirement Obligations

To the extent a legal obligation exists, an asset retirement obligation is recorded at its estimated fair value and accretion expense is recognized over time as the discounted liability is accreted to its expected settlement value. Fair value is measured using expected future cash outflows discounted at Tronox Incorporated’s credit-adjusted risk-free interest rate. No market-risk premium has been included in the calculation of asset retirement obligation balances since no reliable estimate can be made by management.

Tronox Incorporated’s most significant asset retirement obligation at December 31, 2011 and 2010 was its share of mine closure and rehabilitation costs associated with the Tiwest Joint Venture. Significant judgment is applied in estimating the ultimate cost that will be required to rehabilitate the mines. Management used the following assumptions in determining asset retirement obligations associated with mine closure and rehabilitation costs associated with the Tiwest Joint Venture:

•	Inflation of 2.5% per year during 2011 and 2.5% per year during 2010;

•	Credit adjusted risk-free rate of 6.1% per year during 2011 and 13.6% per year during 2010;

•	Life of mine over 15 years in 2011 and 13 years in 2010; and

•	Life of mine rehabilitation over 18 years in 2011 and 19 years in 2010.

A primary factor resulting in the 2010 credit adjusted risk-free rate of 13.6% was Tronox Incorporated’s bankruptcy status.

Restructuring and Exit Activities

Tronox Incorporated’s restructuring activities in the past have included closing of facilities and work force reduction programs. With the exception of asset retirement obligations, these charges are recorded when management commits to a plan and incurs a liability related to the plan. Estimates for plant closing include the write-down of inventory, write-down of property, plant and equipment, any necessary environmental or regulatory costs, contract termination and severance costs. Asset retirement obligations are recorded in accordance with ASC 410, Asset Retirement and Environmental Obligations (“ASC 410”). Estimates for work force reductions are recorded based on estimates of the number of positions to be terminated, termination benefits to be provided, estimates of any enhanced benefits provided under pension and postretirement plans and the period over which future service will continue, if any. Tronox Incorporated evaluates the estimates on a quarterly basis and adjust the reserves when information indicates that the estimates are above or below the initial estimates. Tronox Incorporated cannot predict when or if future restructuring or exit reserves will be required.

Environmental Costs and Other Contingency Reserves

In accordance with ASC 450, Contingencies, and ASC 410, management makes judgments and estimates in accordance with applicable accounting rules when it establishes reserves for environmental costs, litigation and other contingent matters. Provisions for such matters are charged to expense when it is probable that a liability has been incurred and reasonable estimates of the liability can be made. Estimates of environmental liabilities, which include the cost of investigation and remediation, are based on a variety of matters, including, but not limited to, the stage of investigation; the stage of the remedial design; the availability of existing remediation technologies; presently enacted laws and regulations; and the state of any related legal or administrative investigation or proceedings.

Income Taxes

Tronox Incorporated has operations in several countries around the world and is subject to income and similar taxes in these countries. The estimation of the amounts of income tax involves the interpretation of complex tax laws and regulations and how foreign taxes affect domestic taxes, as well as the analysis of the realizability of deferred tax assets, tax audit findings and uncertain tax positions. Although Tronox Incorporated believes its tax accruals are adequate, differences may occur in the future, depending on the resolution of pending and new tax matters.

Deferred tax assets and liabilities are determined based on temporary differences between the financial reporting and tax bases of assets and liabilities using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided against a deferred tax asset when it is more likely than not that all or some portion of the deferred tax asset will not be realized. Tronox Incorporated periodically assesses the likelihood that it will be able to recover its deferred tax assets, and reflects any changes in its estimates in the valuation allowance, with a corresponding adjustment to earnings or other comprehensive income (loss) as appropriate. ASC 740, Income Taxes, requires that all available positive and negative evidence be weighted to determine whether a valuation allowance should be recorded.

The amount of income taxes Tronox Incorporated pays is subject to ongoing audits by federal, state and foreign tax authorities, which may result in proposed assessments. Tronox Incorporated’s estimate for the potential outcome for any uncertain tax issue is highly judgmental. Tronox Incorporated assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. For those tax positions for which it is more likely than not that a tax benefit will be sustained, Tronox Incorporated records the amount that has a greater than 50.0% likelihood of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. Interest and penalties are accrued as part of tax expense, where applicable. If Tronox Incorporated does not believe that it is more likely than not that a tax benefit will be sustained, no tax benefit is recognized.

Pension and Postretirement Accounting

Tronox Incorporated provides pension and postretirement benefits for qualifying employees worldwide. However, Tronox Incorporated froze its U.S. nonqualified and qualified pension benefit plans in 2008 and 2009, respectively. These plans are accounted for and disclosed in accordance with ASC 715, Compensation—Retirement Benefits.

U.S. Plans

The following are considered significant assumptions related to Tronox Incorporated’s retirement and postretirement plans, with a brief description of the methodology used by management to develop the significant assumptions included below:

Discount Rate. The discount rate selected for all U.S. plans was 4.50% as of December 31, 2011 and 5.00% at both January 31, 2011 and December 31, 2010. The rate was selected based on the results of a cash flow matching analysis, which projected the expected cash flows of the plans using a yield curves model developed from a universe of Aa-graded U.S. currency corporate bonds (obtained from Bloomberg) with at least

$50.0 million outstanding. Bonds with features that imply unreliable pricing, a less than certain cash flow, or other indicators of optionality are filtered out of the universe. The remaining universe is categorized into maturity groups, and within each of the maturity groups yields are ranked into percentiles.

Expected Long-term Rate of Return. The estimated long-term rate of return assumption used in the determination of net periodic cost for the years ended December 31, 2011 and 2010 was 7.50%. This rate was developed after reviewing both a capital asset pricing model using historical data and a forecasted earnings model. An expected return analysis is performed which incorporates the current portfolio allocation, historical asset-class returns and an assessment of expected future performance using asset-class risk factors.

Rate of Compensation Increases. Tronox Incorporated’s estimated rate of compensation increase was 3.50% at both December 31, 2011 and 2010, based on our long-term plans for compensation increases and expected economic conditions, including the effects of merit increases, promotions and general inflation.

Health Care Cost Trend Rates. At December 31, 2011, the assumed health care cost trend rates used to measure the expected cost of benefits covered by the postretirement healthcare plan was 9.0% in 2012, gradually declining to 5.0% in 2018 and thereafter. A 1% increase in the assumed health care cost trend rate for each future year would increase the accumulated postretirement benefit obligation at December 31, 2011 by $1.0 million, while the aggregate of the service and interest cost components of the 2011 net periodic postretirement cost would increase by $0.1 million. A 1% decrease in the trend rate for each future year would reduce the accumulated benefit obligation at December 31, 2011 by $0.8 million and decrease the aggregate of the service and interest cost components of the net periodic postretirement cost for 2011 by $0.1 million.

Foreign Benefit Plans

Tronox Incorporated currently provides defined benefit retirement plans (funded) for qualifying employees in the Netherlands. The various assumptions used and the attribution of the costs to periods of employee service are fundamental to the measurement of net periodic cost and pension obligations associated with the retirement plans.

The following are considered significant assumptions related to Tronox Incorporated’s foreign retirement plans:

Discount Rate. The discount rate selected for the Netherlands plan was 5.25% as of December 31, 2011 and 2010, which is based on long-term Euro corporate bond index rates that correlate with anticipated cash flows associated with future benefit payments.

Expected Long-term Rate of Return. The expected long-term rate of return assumption for the Netherlands plan of 5.25% as of December 31, 2011 and 5.75% as of December 31, 2010 was developed considering the portfolio mix and country-specific economic data that includes the expected long-term rates of return on local government and corporate bonds.

Rate of Compensation Increases. Tronox Incorporated determines its rate of compensation assumptions based on its long-term plans for compensation increases specific to employee groups covered. At December 31, 2011 and 2010, the rate of compensation increases for the Netherlands plan was 3.50%.

Recent Accounting Pronouncements

In June 2011, the Financial Accounting Standards Board (“FASB”) issued ASU 2011-05, Presentation of Comprehensive Income (“ASU 2011-05”), which changes the presentation requirements of comprehensive income to improve the comparability, consistency, and transparency of financial reporting and to increase the prominence of items reported in other comprehensive income. ASU 2011-05 requires that all non-owner changes in stockholders’ equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. On December 28, 2011, the FASB issued ASU 2011-12, which defers certain requirements of ASU 2011-05. The remaining requirements of ASU 2011-05 are effective for interim and annual periods beginning after December 15, 2011. The Company does not anticipate that the adoption of this guidance will have a material impact on its consolidated financial statements.

In May 2011, the FASB issued ASU 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards (“IFRS”) (“ASU 2011-04”), which changes certain fair value measurement and disclosure requirements, clarifies the application of existing fair value measurement and disclosure requirements and provides consistency to ensure that U.S. GAAP and IFRS fair value measurement and disclosure requirements are described in the same way. ASU 2011¬04 is effective for interim and annual periods beginning after December 15, 2011. Management does not anticipate that the adoption of this guidance will have a material impact on its consolidated financial statements.

Results of Operations

The Eleven Months Ended December 31, 2011, One Month Ended January 31, 2011 and Twelve Months Ended December 31, 2010

The following table presents Tronox Incorporated’s results of operations for the periods indicated.

	Successor	Predecessor
	Eleven Months Ended December 31, 2011	One Month Ended January 31, 2011	Year Ended December 31, 2010
	(Millions of dollars)
Net Sales	$1,543.4	$107.6	$1,217.6
Cost of goods sold	(1,104.5)	(82.3)	(996.1)

Gross Margin	438.9	25.3	221.5
Selling, general and administrative expenses	(151.7)	(5.4)	(59.2)
Litigation/arbitration settlement	9.8	—	—
Provision for environmental remediation and restoration, net of reimbursements	4.5	—	47.3

Income from Operations	301.5	19.9	209.6
Interest and debt expense	(30.0)	(2.9)	(49.9)
Other income (expense)	(9.8)	1.6	(8.3)
Reorganization income (expense)	—	613.6	(144.8)

Income from Continuing Operations before Income Taxes	261.7	632.2	6.6
Income tax provision	(20.2)	(0.7)	(2.0)

Income from Continuing Operations	$241.5	$631.5	$4.6

Net sales were $1,543.4 for the eleven months ended December 31, 2011 and $107.6 million for the one month ended January 31, 2011 compared to $1,217.6 million for the year ended December 31, 2010. Pigment segment sales accounted for approximately 92.0%, 86.5%, 87.7% of our total sales during the eleven months ended December 31, 2011, one month ended January 31, 2011 and year ended December 31, 2010, respectively. Both sales price and sales volumes of TiO2 and mineral products increased throughout 2011. See discussion of Net Sales by business line for the further information.

Cost of goods sold was $1,104.5 million for the eleven months ended December 31, 2011 and $82.3 million for the one month ended January 31, 2011 compared to $996.1 million for 2010. Throughout 2011, Tronox Incorporated experienced increases in raw material, chemicals, energy and employee related costs. During the eleven months ended December 31, 2011 and the year ended December 31, 2010, Tronox Incorporated recorded unfavorable exchange rate changes primarily due to movements in the Australian dollar versus the U.S. dollar, which increased cost of goods sold compared to favorable exchange rate changes recorded in the one month ended January 31, 2011 which offset costs of goods sold. Additionally, as a result of fresh-start accounting, Tronox Incorporated recorded $35.5 million related to non-cash fresh-start inventory accounting affects, which was amortized during the eleven months ended December 31, 2011.

Gross margin was $438.9 million during the eleven months ended December 31, 2011 and $25.3 million during the one month ended January 31, 2011 compared to $221.5 million during 2010. Gross margin percentage was 28.4%, 23.5% and 18.2% during the eleven months ended December 31, 2011, one month ended January 31, 2011 and the year ended December 31, 2010, respectively. Gross margin and gross margin percentage continued to improve primarily due to the increased selling prices and sales volumes, discussed above, which were partially offset by higher costs and unfavorable exchange rate changes. See discussion of Income from Operations by business line for further information.

Selling, general and administrative expenses were $151.7 million for the eleven months ended December 31, 2011 and $5.4 million for the one month ended January 31, 2011 compared to $59.2 million during 2010.

The expense of $151.7 million during the eleven months ended December 31, 2011 was primarily due to amortization of intangible assets subsequent to fresh-start accounting of $21.6 million, employee variable compensation and benefit costs of approximately $48.4 million (including $13.7 million related to amortization of restricted stock), costs associated with the acquisition of Exxaro Mineral Sands, including banker fees, legal and professional fees and the registration rights penalty of approximately $28.2 million, audit and professional fees incurred related to fresh-start accounting and the three year audit of our financial statements of approximately $15.7 million, marketing costs of $13.5 million and other costs of approximately $24.3 million.

Additionally, in October 2011, Dennis Wanlass stepped down from his position as CEO; however, he will continue through the close of the Transaction to help facilitate a smooth transition. On December 21, 2011, Tronox Incorporated entered into the separation agreement with Dennis Wanlass. Per the terms of such agreement, Tronox Incorporated recorded a cash severance payment of $3.1 million and accelerated vesting of $2.9 million related to restricted shares granted under the management equity incentive plan, which are included in selling, general and administrative expenses.

As a result of the departure of Dennis Wanlass, the board of directors hired Thomas Casey, the Chairman of the Board, to take over as the CEO as Tronox Incorporated prepared to assimilate its recently announced acquisition of Exxaro Mineral Sands. Thomas Casey was paid a $2.0 million sign-on bonus, which was included in selling, general and administrative expenses during the fourth quarter of 2011.

The expense of $5.4 million during the one month ended January 31, 2011 was primarily due to employee variable compensation and benefit costs of approximately $1.7 million, marketing costs of $1.0 million and other costs of approximately $2.7 million.

The expense of $59.2 million during 2010 was primarily due to employee variable compensation and benefit costs of approximately $19.7 million, outside services used during the bankruptcy and during the emergence from bankruptcy including attorneys, contract labor and other of $16.5 million, marketing costs of 11.2 million and other costs of approximately $11.8 million.

Litigation/arbitration settlement was income of $9.8 million for the eleven months ended December 31, 2011 due to the settlement with RTI Hamilton, Inc. The settlement agreement reflects a compromise and settlement of disputed claims in complete accord and satisfaction thereof. Of the total payment of $10.5 million, $0.7 million constitutes payment for capital costs incurred by Tronox Incorporated in relation to the agreement, plus interest.

Provision for environmental remediation and restoration was income of $4.5 million during the eleven months ended December 31, 2011, nil during the one month ended January 31, 2011 and income of $47.3 million during 2010. During the eleven months ended December 31, 2011, Tronox Incorporated received additional reimbursements under the Predecessor’s environmental insurance policy related to its remediation efforts at the Henderson, Nevada site. During 2010, Tronox Incorporated recorded receivables from its insurance carrier related to environmental clean-up obligations at the Henderson facility. Due to the accounting for the KM Legacy Liabilities, as described in Note 5 to the audited Consolidated Financial Statements included in Item 13 of this registration statement, the obligation for the clean-up work had been recorded in prior years, but the insurance coverage was confirmed in 2010.

Interest and debt expense was $30.0 million for the eleven months ended December 31, 2011, $2.9 million for the one month ended January 30, 2011 and $49.9 million during 2010. The $30.0 million during the eleven months ended December 31, 2011 is comprised of $29.3 million of interest expense on the Exit Financing Facility and the Wells Revolver (as defined below), $0.8 million of amortization of deferred debt issuance costs and $0.6 million of other costs, offset by $0.7 million of capitalized interest. The $2.9 million of interest expense during the one month ended January 31, 2011 is comprised of $2.6 million of interest expense and $0.3 million of amortization of deferred debt costs. Additionally, during the one month ended January 31, 2011, interest expense excludes $2.8 million, which would have been payable under the terms of the $350.0 million 9.5% senior unsecured notes, which was not accrued while Tronox Incorporated was in bankruptcy in accordance with ASC 852, Reorganizations (“ASC 852”). The $49.9 million during 2010 is comprised of $39.7 million of interest expense on the DIP facility, $9.2 million of amortization of deferred debt issuance costs and $1.0 million of other costs. Additionally, during 2010, interest expense excluded $33.3 million, which would have been payable under the terms of the $350.0 million 9.5% senior unsecured notes, which was not accrued while Tronox Incorporated was in bankruptcy.

Other income (expense) was an expense of $9.8 million for the eleven months ended December 31, 2011, income of $1.6 million for the one month ended January 31, 2011 and an expense of $8.3 million during 2010. The expense of $9.8 million during the eleven months ended December 31, 2011 is comprised of a $7.8 million net foreign currency loss and $2.8 million of other expenses, offset by a $0.2 million gain on liquidation of subsidiary and $0.6 million of interest income. The income of $1.6 million for the one month ended January 31, 2011 is comprised of a $1.5 million net foreign currency gain and $0.1 million of interest income. The expense of $8.3 million during 2010 is comprised of a $12.5 million net foreign currency loss and a $2.0 million loss in net earnings of equity method investees, offset by a one-time $5.3 million gain on the dissolution of subsidiary, interest income of $0.6 million and other income of $0.3 million.

Reorganization income (expense) was nil for the eleven months ended December 31, 2011, income of $613.6 million for the one month ended January 31, 2011 and an expense of $144.8 million for 2010. Upon emergence from bankruptcy, Tronox Incorporated no longer records reorganization income (expense). Any residual costs are included in “Selling, general and administrative expenses.” The income of $613.6 million for the one month ended January 31, 2011 is primarily the result of the application of fresh-start accounting as of January 31, 2011, which resulted in a $659.1 million gain being recognized due to implementation of fresh-start accounting and the discharge of debt and satisfaction of claims that was only partially offset by $45.5 million of reorganization items including legal and professional fees, claims adjustments and other fees related to the Rights Offering and debt financing. In 2010, Tronox Incorporated incurred $66.7 million of reorganization expenses including legal and professional fees related to finalizing the Plan and disclosure statement, as well as fees related to the DIP financing in place during the period, partially offset by gains on rejected contracts and other items related to the ongoing claims reconciliation process.

Income tax provision was $20.2 million for the eleven months ended December 31, 2011, representing an effective tax rate of 7.7% on pre-tax income of $261.7 million. In the one month ended January 31, 2011, the Predecessor recorded a tax provision of $0.7 million, representing an effective tax rate of 0.1% on pre-tax income of $632.2 million. In 2010, Tronox Incorporated recorded a tax provision of $2.0 million, representing an effective tax rate of 30.3% on pre-tax income of $6.6 million

The tax provision for the eleven months ended December 31, 2011 differs from the U.S. statutory rate of 35.0% primarily due to valuation allowances in the United States and income in foreign jurisdictions taxed at rates lower than 35.0%. For the eleven months ended December 31, 2011, the rate is additionally impacted by statute lapses in a foreign jurisdiction, which released significant liabilities related to uncertain tax positions.

In the one month ended January 31, 2011, the tax provision differs from the U.S. statutory rate of 35.0% primarily due to fresh-start adjustments, which were booked net of tax.

Discussion by Business Lines for the Eleven Months Ended December 31, 2011, One Month Ended January 31, 2011 and Twelve Months Ended December 31, 2010

The following table presents Tronox Incorporated’s results of operations of each business line for the periods indicated.

	Successor	Predecessor
	Eleven Months Ended December 31, 2011	One Month Ended January 31, 2011	Year Ended December 31, 2010
	(Millions of dollars)
Net Sales
Pigment segment	$1,420.4	$93.1	$1,068.2
Electrolytic and other chemical products	116.6	12.1	128.3
Corporate and Other	6.4	2.4	21.1

Net Sales	$1,543.4	$107.6	$1,217.6

Income (Loss) from Operations
Pigment segment	$355.1	$21.4	$169.7
Electrolytic and other chemical products	(0.3)	0.7	5.8
Corporate and other	(53.3)	(2.2)	34.1

Income from Operations	$301.5	$19.9	$209.6

Net Sales

Pigment segment net sales were $1,420.4 million for the eleven months ended December 31, 2011 and $93.1 million for the one month ended January 31, 2011 compared to $1,068.2 million during 2010. Net sales include the sale of TiO2, as well as the sale of heavy minerals, such as ilmenite, rutile, synthetic rutile, leucoxene, zircon, activated carbon and staurolite, produced by the Tiwest Joint Venture.

During the eleven months ended December 31, 2011 and the one month ended January 31, 2011, TiO2 sales accounted for approximately 93% and 95% respectively, of pigment segment net sales. During 2011, TiO2 sales prices increased, primarily the result of the general global economic recovery and constrained supply of TiO2. These factors have caused a supply and demand situation that has enabled Tronox Incorporated to pass through price increases to its customers. The average price per metric tonne sold during the eleven months ended December 31, 2011 and one month ended January 31, 2011 increased 41% and 20%, respectively, compared to the average price sold during the year ended December 31, 2010.

The remaining pigment net sales during the eleven months ended December 31, 2011 and one month ended January 31, 2011 are primarily attributable to the sale of heavy minerals produced by the Tiwest Joint Venture. During the eleven months ended December 31, 2011, Tronox Incorporated experienced increased prices in certain heavy minerals, which were partially offset by lower valued sales mix from prior periods.

Electrolytic and other chemical products net sales were $116.6 million for the eleven months ended December 31, 2011 and $12.1 million for the one month ended January 31, 2011 compared to $128.3 million during 2010. The increase in sales during the eleven months ended December 31, 2011 and one month ended January 31, 2011 compared to the twelve months ended December 31, 2010 was primarily due to higher prices for sodium chlorate, which were offset by decreases in volumes sold of sodium chlorate, and manganese dioxide. Higher pricing during both the eleven months ended December 31, 2011 and one month ended January 31, 2011 was due to maintaining the 2010 price increases despite competitive conditions. Lower volumes sold during the eleven months ended December 31, 2011 was primarily due to unplanned outages at our sodium chlorate facility in Hamilton, Mississippi.

Corporate and Other net sales were $6.4 million for the eleven months ended December 31, 2011, $2.4 million for the one month ended January 31, 2011 and $21.1 million during 2010. During the one month ended January 31, 2011 and the year ended 2010, net sales in corporate and other were primarily attributable to sulfuric acid operations, which were transferred to an environmental remediation trust upon emergence from bankruptcy.

Income from Operations

Pigment segment income from operations was $355.1 million during the eleven months ended December 31, 2011 and $21.4 million for the one month ended January 31, 2011 compared to $169.7 million during the year ended December 31, 2010. During both the eleven months ended December 31, 2011 and the one month ended January 31, 2011, TiO2 sales prices and volumes increased. Such increases were partially offset by higher production costs and selling, general and administrative expenses during both periods. Higher production costs were due to a 19% increase year over year for raw materials and process chemicals. Additionally, included in pigment segment cost of goods sold was the cost to purchase Exxaro’s share of the Tiwest Joint Venture tonnes, which increased from 2010 to 2011 by approximately $53.5 million due to the higher market prices in 2011. Higher sales prices and volumes of heavy minerals produced by the Tiwest Joint Venture resulted in increased revenue, which was offset by an increase in related cost of goods sold for reductions to income from operations, including unfavorable foreign currency effects.

During the eleven months ended December 31, 2011, in addition to the increase for raw materials and process chemicals, Tronox Incorporated also experienced increased energy costs and increased employee related costs due to the implementation of variable compensation and the post emergence accounting impact on pension and post retirement medical costs. Foreign currency effects on operating profit were net unfavorable primarily due to movements in the Australian dollar versus the U.S. dollar. Freight costs, due to volumes and higher costs, were also unfavorable.

During the eleven months ended December 31, 2011, selling, general and administrative expenses decreased income from operations by $73.2 million, and include $17.8 million of pigment-specific intangible asset amortization, as well as the pigment segment’s share of employee costs including salaries, benefits, travel costs and outside services. Marketing costs specific to TiO2 products of $13.5 million also increased due to higher volumes and prices.

During the one month ended January 31, 2011, selling, general and administrative expenses decreased income from operations by $3.3 million, and were primarily comprised of marketing costs of $1.0 million, as well as the pigment segment’s share of employee-related compensation costs.

Electrolytic and other chemical products income from operations was a loss of $0.3 million during the eleven months ended December 31, 2011 and income of $0.7 million during the one month ended January 31, 2011 compared to $5.8 million during the year ended December 31, 2010.

Decreased profitability during the eleven months ended December 31, 2011 was driven by a decrease in sales volumes, higher production and delivery costs and higher selling, general and administrative expenses.

Included in selling, general and administrative expenses during the eleven months ended December 31, 2011 is $0.8 million of amortization of customer relationship intangible assets. The decrease was partially offset by the effects of favorable pricing.

Corporate and Other had an operating loss of $53.3 million during the eleven months ended December 31, 2011 and an operating loss of $2.2 million during the one month ended January 31, 2011 compared to $34.1 million of profit the year ended December 31, 2010.

During the eleven months ended December 31, 2011 Tronox Incorporated incurred costs associated with the bankruptcy and the acquisition of Exxaro Mineral Sands, including banker fees, legal and professional fees and the registration rights penalty accounted for approximately $28.2 million. Additionally, Tronox Incorporated incurred audit and professional fees related to the three year audit of its financial statements of approximately $15.7 million, employee variable compensation and benefit costs associated with implementation of incentive cash and stock compensation programs and costs associated with our post-emergence accounting for pension and postretirement healthcare benefit costs. During the eleven months ended December 31, 2011, Tronox Incorporated recognized $3.0 million of amortization of intangible assets recorded as part of the fresh-start accounting at emergence from bankruptcy, offset by a litigation/arbitration settlement of $9.8 million and reimbursements of environmental expenditures received during the eleven months ended December 31, 2011 of $4.3 million compared to $47.3 million received during 2010. The decline was a result of Tronox Incorporated’s exit from bankruptcy, whereby it transferred responsibility for environmental remediation to the trusts established as part of the Plan.

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

The following table presents Tronox’s Incorporated’s results of operations for the periods indicated:

	Year Ended December 31,
	2010	2009	Change
	(Millions of dollars)
Net Sales	$1,217.6	$1,070.1	$147.5
Cost of goods sold	(996.1)	(931.9)	64.2

Gross Margin	221.5	138.2	83.3
Selling, general and administrative expenses	(59.2)	(71.7)	12.5
Gain on land sales	—	1.0	(1.0)
Impairment of long-lived assets	—	(0.4)	0.4
Restructuring charges	—	(17.3)	17.3
Net loss on deconsolidation of subsidiary	—	(24.3)	24.3
Provision for environmental remediation and restoration, net of reimbursements	47.3	—	27.3

Income (Loss) from Operations	209.6	25.5	184.1
Interest and debt expense	(49.9)	(35.9)	(14.0)
Other expense	(8.3)	(10.3)	2.0
Reorganization expense	(144.8)	(9.5)	(135.3)

Income (Loss) from Continuing Operations before Income Taxes	6.6	(30.2)	36.8
Income tax benefit (provision)	(2.0)	1.5	(3.5)

Income (Loss) from Continuing Operations	$4.6	$(28.7)	$33.3

Net sales increased $147.5 million, or 13.8%, to $1,217.6 million during 2010, from $1,070.1 million during 2009. The increase was primarily due to a 12.3% ($131.3 million) increase in selling prices and a 2.6% ($27.7 million) increase in volume, which was partially offset by the unfavorable effects of foreign exchange rates and a slight decline in other revenues that reduced net sales by 1.1% ($11.5 million). The change in sales volumes is primarily the result of recovering industry demand in 2010 as compared to 2009, which had lower sales volumes caused by the recession in 2009 following the global financial crisis in 2008. Higher pricing is also a result of increased global demand coupled with lower industry capacity of TiO2 as producers had permanently removed capacity and also experienced unplanned production outages. See discussion of Net Sales by business lines for a further analysis of net sales.

Gross margin increased $83.3 million, or 60.3%, to $221.5 million during 2010, from $138.2 million during 2009. Gross margin improved to 18.2% during 2010, up from 12.9% during 2009. Gross margin improved primarily due to increased selling prices and sales volumes, discussed above, partially offset by higher costs and unfavorable exchange rate changes. Costs increased due in part to higher raw material chemicals and energy costs, as well as higher freight costs, partially offset by the benefit of having shut down the Savannah TiO2 facility in 2009. Unfavorable exchange rate effects were primarily due to movements in the Australian dollar versus the U.S. dollar. See discussion of Income from Operations by business line for a further analysis of gross margin.

Selling, general and administrative expenses decreased $12.5 million, or 17.4%, to $59.2 million during 2010, from $71.7 million during 2009. The decrease was primarily due to lower employee compensation and benefit costs of approximately $16.8 million due to reduced headcount, reduced bonus accruals, reduced severance costs, and lower pension and medical costs in 2010 versus 2009. This was partially offset by increased marketing costs due to higher sales volumes and prices of $2.6 million, other items of $0.3 million and one-time costs for the maintenance of our headquarters and technical facility in Oklahoma City, Oklahoma of $1.4 million.

Gain on land sales in 2009 was $1.0 million, which was related to the sale of parcels of land in Knoxville, Tennessee, and Norman, Oklahoma.

Impairment of long-lived assets in 2009 was $0.4 million, which was primarily related to the idling of the TiO2 business at our Savannah plant.

Restructuring charges were nil during 2010 compared to $17.3 million in expenses for 2009. The restructuring charges in 2009 were primarily a result of severance, early termination benefits under Tronox Incorporated’s U.S. qualified defined benefit plan and asset write-downs, all related to the idling of the TiO2 business at our Savannah plant.

Net loss on deconsolidation of subsidiaries in 2009 was $24.3 million, which was related to the effect of deconsolidating the assets and liabilities of the German subsidiaries and the impact of writing off receivables from the German subsidiaries not expected to be collected due to their insolvency.

Provision for environmental remediation and restoration was income of $47.3 million during 2010 compared to nil for 2009. During 2010, Tronox Incorporated recorded receivables from its insurance carrier related to environmental clean-up obligations at the Henderson facility. Due to the accounting for the KM Legacy Liabilities, as described in Note 5 to the audited Consolidated Financial Statements included in Item 13 of this registration statement, the obligation for the cleanup work had been recorded in prior years, but the insurance coverage was confirmed in 2010. In 2009, due to the bankruptcy filing and the accounting for the KM Legacy Liabilities, an adjustment to the KM Legacy Liabilities was recorded in reorganization expense.

Interest and debt expense increased $14.0 million to $49.9 million for 2010, from $35.9 million during 2009. Increased costs are primarily attributable to the second DIP facility entered into in conjunction with the term sheet in 2009 for the agreed upon framework of the Plan, as well as the final DIP facility entered into on October 21, 2010. Interest expense for the twelve months ended December 31, 2010 and December 31, 2009 excludes $33.3 and $32.1 million, respectively, of interest on Tronox Incorporated’s $350.0 million 9.5% senior unsecured notes due 2012 (the “Senior Unsecured Notes”), which was no longer being accrued subsequent to the Chapter 11 filing on January 12, 2009.

Other expense decreased $2.0 million to $8.3 million for 2010, from $10.3 million during 2009. The change was primarily due to a one-time gain of $5.3 million in 2010 due to the recognition of the cumulative translation adjustment upon the dissolution of certain European financing and holding companies. Additionally, during 2010 Tronox Incorporated recognized decreased losses from equity affiliates of $1.6 million, as well as decreased losses on derivatives of $0.7 million, which were offset by higher foreign currency losses of $0.4 million and a $0.8 million increase in other expenses.

Reorganization expense increased $135.3 million to $144.8 million for 2010, from $9.5 million during 2009. Reorganization fees in 2010 relate primarily to refinancing Tronox Incorporated’s original DIP facility, negotiating an asset backed lending agreement, legal and professional fees associated with negotiating the specific terms of the Plan, preparing the disclosure statement, negotiating and filing the environmental settlement agreement, as well as the ongoing bankruptcy claims reconciliation process.

Reorganization expenses in 2009 include costs associated with the entry into the original DIP facility, the write-off of deferred debt issuance costs associated with the Senior Unsecured Notes and the secured term loans and revolver, costs associated with amending the terms of the original DIP facility and negotiating the second DIP facility, costs related to efforts to sell assets pursuant to section 363 of the Bankruptcy Code, losses incurred in connection with rejecting contracts and leases and professional fees related to the Chapter 11 activities incurred subsequent to the Chapter 11 filing. Included within this $9.5 million is a $75.7 million credit that adjusted the accrued environmental and remediation liabilities to the Settlement amount.

Income tax provision was $2.0 million for 2010, representing an effective tax rate of 30.3% on pre-tax income of $6.6 million. For 2009, Tronox Incorporated recorded a tax benefit of $1.5 million, representing an effective tax rate of 5.0% on a pre-tax loss of $30.2 million. The rates in both years exclude the effects of operations that are now reported as discontinued.

During 2010, the rate differs from the U.S. statutory rate of 35% primarily due to valuation allowances in multiple jurisdictions along with state income tax benefits offset by capitalized professional fees, the taxation of foreign operations, prior year accrual adjustments, the disallowance of foreign interest deductions, and interest accrued on uncertain tax positions.

During 2009, the rate differs from the U.S. statutory rate of 35% primarily due to valuation allowances in multiple jurisdictions, capitalized professional fees, and prior year accrual adjustments offset by the equity deconsolidation of a foreign subsidiary and state income tax benefits.

Discussion by Business Lines for Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

The following table presents Tronox Incorporated’s results of operations of each business line for the periods indicated.

	Year Ended December 31,
	2010	2009	Change
	(Millions of dollars)
Net Sales
Pigment segment	$1,068.2	$924.4	$143.8
Electrolytic and other chemical products	128.3	127.1	1.2
Corporate and Other	21.1	18.6	2.5

Net Sales	$1,217.6	$1,070.1	$147.5

Income (Loss) from Operations
Pigment segment	$169.7	$43.0	$126.7
Electrolytic and other chemical products	5.8	18.0	(12.2)
Corporate and other	34.1	(35.5)	69.6

Income from Operations	$209.6	$25.5	$184.1

Net Sales

Pigment segment net sales increased $143.8 million, or 15.6%, to $1,068.2 million during 2010, from $924.4 million during 2009. The increase was primarily due to a 14.4% ($133.2 million) increase in selling prices, a 2.3% ($21.4 million) increase in volume and a $0.3 million increase in other revenues, which was partially offset by the unfavorable effects of foreign exchange rates that reduced net sales by 1.2% ($11.1 million). The change in sales volumes was primarily the result of recovering industry demand in 2010 as compared to 2009, which had lower sales volumes caused by the recession in 2009 following the global financial crisis in 2008. Higher pricing was also a result of the recovery in demand coupled with lower industry capacity of TiO2, as producers had permanently removed capacity and also experienced unplanned production outages that created shortages for TiO2 products.

Electrolytic and other chemical products net sales increased $1.2 million, or 0.9%, to $128.3 million during 2010, from $127.1 million during 2009. The increase in sales was due to higher volumes of manganese dioxide offset by lower volumes and prices on sodium chlorate. Higher volumes of manganese dioxide were due to growth in the high drain battery market. During 2010, sodium chlorate had an unplanned outage that curtailed production resulting in lost sales opportunities. Higher sales volumes increased net sales by $5.3 million or 4.2%, offset by unfavorable pricing changes that reduced net sales by $4.1 million or 3.2%.

Corporate and other net sales increased $2.5 million or 13.4% to $21.1 million during 2010, from $18.6 million during 2009. Net sales in Corporate and Other were primarily attributable to sulfuric acid sales, which increased year over year. Other revenues include billings to Exxaro for research and development related to their share of the TiO2 production from the Tiwest Joint Venture.

Pursuant to the Plan, the sulfuric acid operation was transferred to an environmental response trust effective upon Tronox Incorporated’s emergence from bankruptcy on February 14, 2011. Accordingly, the sulfuric acid plant will no longer be included in Tronox Incorporated’s consolidated financial results after emergence.

Income from Operations

Pigment segment income from operations increased $126.7 million, to $169.7 million during 2010, from $43.0 million during 2009. The increase was primarily due to gross margin, which increased $102.5 million, restructuring charges which decreased by $17.2 million and Selling, General and Administrative Expenses

(“SG&A”) expenses which decreased $7.0 million. Gross margin increased primarily due to the increase in selling prices, discussed above, partially offset by higher costs, as well as the unfavorable effects of foreign exchange rates. Higher costs were driven by increased freight expenses of $8.2 million and the higher cost of $19.1 million to purchase Exxaro’s share of the Tiwest Joint Venture tonnes, partially offset by the favorable effects of having shut down the Savannah TiO2 facility in 2009. Currency exchange rate effects on operating profit were unfavorable primarily due to movements in the Australian dollar versus the U.S. dollar.

SG&A expenses decreased by $7.0 million, primarily due to pigment’s share of the lower employee compensation costs discussed above, partially offset by higher marketing costs due to higher sales prices and volumes. Decreased restructuring charges were the result of severance, early termination benefits under Tronox Incorporated’s U.S. qualified defined benefit plan and asset write-downs, all related to the idling of the Savannah TiO2 plant in 2009.

Electrolytic and other chemical products income from operations decreased $12.2 million, to $5.8 million for 2010, from $18.0 million during 2009. The decrease in profitability was driven by lower pricing and higher production costs. Pricing decreased in the second half of 2009 in response to weak economic conditions and increased competition and continued into 2010. Higher costs for sodium chlorate were due to higher electricity prices and reduced production from the unplanned outage that curtailed production resulting in higher per unit costs. Higher costs for the manganese dioxide business were due to higher manganese ore costs. In addition, sodium chlorate freight costs were adversely impacted by mandated repairs to sodium chlorate rail cars. Pricing was unfavorable $4.1 million and the effect of volumes and costs decreased operating profit $8.0 million, while SG&A expenses were unfavorable $0.1 million.

Corporate and other income from operations increased $69.6 million, to $34.1 million in profit for 2010, from a $35.5 million loss during 2009. The loss in 2009 was primarily driven by the recognition of a $24.3 million loss related to the deconsolidation of the German subsidiary. In addition, operating profit of the sulfuric acid business declined $6.9 million due to higher costs, which was partially offset by lower SG&A expenses, due to the reductions discussed above, and other items of $4.9 million.

Outlook

Pigment

Tronox is one of the leading producers of titanium dioxide who, together, produce over 60% of the industry capacity. We consider TiO2 to be a “quality-of-life” product, with demand affected by GDP and economic conditions in our markets located in various regions of the world. Throughout 2011, we experienced moderate growth in the global demand for our TiO2 and we expect that our sales volume will reflect a similar trend in 2012. We anticipate modest revenue growth in the first quarter driven largely by both increased sales volume and average prices compared to the fourth quarter of 2011. In the absence of a major economic disruption in Europe, China or elsewhere, we anticipate that demand growth rates will increase at rates roughly correlated to GDP growth over the long term.

The supply of titanium feedstock, one of the primary raw materials used to produce TiO2, is currently experiencing supply constraints due to the depletion of legacy ore bodies, lack of investment in mining new deposits, and high risk and long lead time (typically up to 5 years) in starting new projects. At present, the titanium feedstock industry capacity expansions are limited and are expected to remain so over the medium term. Titanium feedstock prices, which are typically determined by multi-year contracts, have been slower to respond to these market conditions due to contractual protections in legacy contracts. As these legacy contracts are negotiated and renewed, we believe the supply/demand outlook will remain tight in the titanium feedstock industry in the coming years. Although it is widely known that a number of new titanium feedstock projects are currently being evaluated, many of these remain at the investigation stage, and it is not anticipated that all reported projects will ultimately come into commercial production. As such, we anticipate further selling price increases, as well as further increase to our cost of goods sold.

Electrolytic and Other Chemical Products

The outlook for advanced battery materials remains positive supported by the growth of digital devices and demand for improved battery performance. With the imposition of anti-dumping orders against Chinese and Australian EMD imports into the United States, EMD supply and demand is expected to remain in balance, leading to improved United States industry profitability.

The market for boron specialties remains positive supported by the increasing demand for LCD TVs, solar devices, semi-conductors and expanding pharmaceutical applications. The chlorate market is expected to remain in balance as supply remains challenged by increasing energy and transportation costs, partly offsetting any reductions in the North American pulp and paper market.

Financial Condition and Liquidity

The following table provides information for the analysis of Tronox Incorporated’s historical financial condition and liquidity:

	Successor	Predecessor
	December 31, 2011	December 31, 2010
	(Millions of dollars)
Cash and cash equivalents	$154.0	$141.7
Working capital (1)	488.1	483.4
Total assets	1,657.4	1,097.9

Total long-term debt (2)	$427.3	$425.0

(1)	Represents excess of current assets over current liabilities.
(2)	Excludes the $350.0 million of senior unsecured notes classified as “Liabilities subject to compromise” on the Consolidated Balance Sheet at December 31, 2010.

At December 31, 2011, Tronox Incorporated’s total liquidity was $261.4 million, which was comprised of $107.4 million available under the $125.0 million Asset Based Lending Facility (the “Wells Revolver”) and $154.0 million in cash and cash equivalents. At December 31, 2011, Tronox Incorporated had no amounts drawn on the Wells Revolver, but had $22.3 million of committed letters of credit, of which $17.6 million were against the Wells Revolver.

During the eleven months ended December 31, 2011, cash and cash equivalents increased $93.0 million, reflecting the effects of Tronox Incorporated’s emergence from bankruptcy (see Note 1 to the audited Consolidated Financial Statements included in Item 13 of this registration statement), as well as the improved cash flow from operations since emergence, offset by Tronox Incorporated buying into the Tiwest Joint Venture expansion during the period. Working capital increased $168.8 million from January 31, 2011 reflecting significant increases in both accounts receivable, primarily due to higher selling prices, and inventories, which reflects the increased cost of production. Days inventory outstanding increased from 73 days in 2010 to 96 days in 2011 due to an increase in the carrying value of raw materials and finished goods on hand. The increase reflects the increased cost of titanium bearing feedstocks shipped at year-end 2011 and the replenishment of finished goods inventory from the prior year. Days sales outstanding decreased from 74 days in 2010 to 61 days in 2011 due to a decrease in insurance receivables as a result of the plan of reorganization from bankruptcy and, to a lesser extent, an improvement in trade receivables.

During the one month ended January 31, 2011, cash and cash equivalents decreased $80.7 million, reflecting the funding of the environmental and tort trusts, the payment of claims and professional fees in cash, and clearance of Tronox Incorporated’s liabilities subject to compromise. Working capital decreased $164.1 million from December 31, 2010 reflecting the effects of Tronox Incorporated’s emergence from bankruptcy, including the release of the environmental settlement escrow of $35.0 million, and the release of cash security on letters of credit and surety bonds of $51.7 million, some of which transferred to the environmental trust as a part of the Environmental Claims Settlement Agreement and others that reverted to Tronox Incorporated.

At December 31, 2011, Tronox Incorporated held cash and cash equivalents in the following jurisdictions: United States $62.1 million, Australia $45.6 million and Europe $46.3 million. Tronox Incorporated’s credit facilities limit transfers of funds from subsidiaries in the United States to foreign subsidiaries. Foreign subsidiaries do not have limits on transferring funds among themselves or to the United States. Tronox Incorporated has in place intercompany financing that enable the movement of cash to the United States, if needed.

During 2012, Tronox Incorporated’s anticipated use of cash includes servicing its interest and debt repayment obligations, pension contributions, as well as certain capital expenditures for innovative initiatives, productivity enhancements and maintenance and safety requirements. Further, to the extent it is necessary to fund certain seasonal demands of Tronox Incorporated’s operations or to support revenue growth, an additional modest use of cash may be needed for working capital. New sources of liquidity may include additional drawings on the Wells Revolver, financing other assets, and/or non-core asset sales, all of which are allowable, with certain limitations, under Tronox Incorporated’s existing credit agreements.

In connection with the proposed Transaction, expected cash needs to cover the disclosed merger consideration to Tronox Incorporated’s current shareholders of approximately $190.0 million and other Transaction related expenditures of approximately $113.6 million are expected to be covered by cash and cash equivalents, the refinancing of the term debt together with other sources of liquidity. As discussed below, Tronox Incorporated has amended the Exit Financing Facility and the Wells Revolver to facilitate the Transaction. This includes, but is not limited to, the modification of restrictions in the agreements which limit the use of funds, increasing the amount of financing available to Tronox Incorporated and an ability to accommodate the local capital needs of the combined company.

In summary, Tronox Incorporated expects that cash on hand, coupled with future cash flows from operations and other sources of liquidity, including the Wells Revolver, will provide sufficient liquidity to allow it to meet projected cash requirements.

Cash Flows

The following table presents Tronox Incorporated’s cash flows for the periods indicated:

	Successor	Predecessor
	Eleven Months Ended December 31, 2011	One Month Ended January 31, 2011	Year Ended December 31,
			2010	2009
	(Millions of dollars)
Net cash provided by (used in) operating activities	$263.4	$(283.1)	$76.9	(54.5)
Net cash used in investing activities	(132.4)	(5.5)	(45.0)	(22.8)
Net cash provided by (used in) financing activities	(34.9)	207.6	(32.2)	171.6
Effect of exchange rate changes on cash	(3.1)	0.3	(1.3)	(0.8)

Net increase (decrease) in cash and cash equivalents	$93.0	$(80.7)	$(1.6)	93.5

Cash Flows from Operating Activities

Cash flows from operating activities for the eleven months ended December 31, 2011 were a source of funds of $263.4 million, which reflects Tronox Incorporated’s strong business performance since it exited bankruptcy.

Cash flows from operating activities for the one month ended January 31, 2011 were a use of funds of $283.1 million, which reflects the effects of Tronox Incorporated’s emergence from bankruptcy, including the funding of the environmental and tort trusts, the payment of claims and professional fees in cash and clearance of its liabilities subject to compromise.

Cash flows from operating activities for 2010 were a source of funds of $76.9 million compared to a use of funds of $54.5 million for 2009. The $131.4 million increase in cash flows from operating activities was primarily due to improved income from continuing operations in 2010 versus losses from operations in 2009. In addition, during 2009, Tronox Incorporated funded a $35.0 million escrow account for the environmental response trusts and contributed $78.2 million to cash collateralize existing letters of credit at the time of refinancing its original DIP facility. This was partially offset by increased environmental remediation spending at several sites, during 2010, as required by the parties to the Environmental Claims Settlement Agreement.

Cash Flows from Investing Activities

Net cash used in investing activities was $132.4 million during the eleven months ended December 31, 2011 due to capital expenditures of $132.9 million, including the buy-in to the completed expansion of the Tiwest Joint Venture’s Kwinana Facility for $79.1 million and equipment purchased at Botlek, as well as normal expenditures at other facilities to maintain business.

Net cash used in investing activities was $5.5 million during the one month ended January 31, 2011 due to capital expenditures during the period.

Net cash used in investing activities increased $22.2 million, to $45.0 million for 2010, compared to $22.8 million for 2009. The increase was primarily due to a $21.0 million increase in capital expenditures in 2010 and a decrease in proceeds from the sale of assets of $1.2 million.

Under the terms of the Exit Financing Facility, capital expenditures are generally limited to $55.0 million, with a carry-forward of the excess of the $55.0 million over the amount utilized in the prior year, but with no more than $15.0 million being able to be carried forward. In February 2012, Tronox Incorporated refinanced its Exit Financing Facility with a new facility (as discussed below). There are no limits on capital expenditures under the new Goldman Sachs facility. Capital expenditures for 2012 are expected to be in the range of $80.0 million to $90.0 million, exclusive of capital expenditures associated with the businesses to be acquired.

Cash Flows from Financing Activities

Net cash used in financing activities was $34.9 million during the eleven months ended December 31, 2011. During the eleven months ended December 31, 2011, Tronox Incorporated borrowed an additional $14.0 million against the Wells Revolver to facilitate its exit from bankruptcy and help pay for the buy-in of its 50% share of the Kwinana TiO2 expansion. During 2011, Tronox Incorporated repaid the entire balance on the Wells Revolver of $39.0 million (of which $25.0 million was borrowed during the one month ended January 31, 2011), and made scheduled repayments of $4.3 million on the Exit Facility and $1.5 million on the financing agreement. Additionally, the Company paid $5.5 million of commitment fees during the eleven months ended December 31, 2011.

Net cash provided by financing activities was $207.6 million during the one month ended January 31, 2011, which was primarily due to the receipt of $185.0 million in proceeds from the rights offering that Tronox Incorporated executed in conjunction with its emergence from bankruptcy, as well as $25.0 million borrowed against the Wells Revolver (which was repaid during the eleven months ended December 31, 2011).

Net cash used in financing activities was $32.2 million for 2010 and net cash provided by financing activities was $171.6 for 2009. In 2010, Tronox Incorporated paid $15.4 million in fees related to the refinancing of the DIP facilities and the Exit Financing Facility, obtaining the Wells Revolver and other fees associated with the Rights Offering pursuant to the Plan. In 2009, the source of funds from financing activities was primarily due to the $65.0 million in proceeds from the original DIP facility, $425.0 million in proceeds from the second DIP facility, partially offset by $272.8 million of debt repayments on the term loan and the original DIP facility and $45.6 million in debt issuance and reorganization related costs.

Capital Resources

Final DIP Facility

On October 21, 2010, Tronox Incorporated received court approval and entered into a senior secured super-priority DIP and Exit Credit Agreement (the “Final DIP Facility”) with Goldman Sachs Lending Partners (“GSLP”), which was used to refinance the existing $425.0 million outstanding indebtedness under the second DIP facility. The Final DIP Facility was to expire no earlier than February 15, 2011 or when Tronox Incorporated exercised the exit facility option, upon which the Final DIP converted into an exit facility under substantially the same terms and conditions with a maturity date of October 21, 2015.

The Final DIP Facility bore interest at the greater of a base rate plus a margin of 4.0% or adjusted Eurodollar rate plus a margin of 5.0%. The base rate was defined as the greater of (i) the prime lending rate as quoted in the print edition of The Wall Street Journal, (ii) the Federal Funds Rate plus 0.50%, or (iii) 3%. The adjusted Eurodollar rate is defined as the greater of (i) the LIBOR rate in effect at the beginning of the interest period, or (ii) 2.0%. Interest was payable quarterly or, if the adjusted Eurodollar rate applied, it was payable on the last day of each interest period.

The Final DIP Facility was secured by a first priority lien on substantially all of Tronox Incorporated’s and its subsidiary guarantors’ existing and future property and assets.

The terms of the Final DIP Facility provided for customary representations and warranties, affirmative and negative covenants and events of default. The terms of the covenants, subject to certain exceptions, restricted, among other things: (i) debt incurrence; (ii) lien incurrence; (iii) investments, dividends and distributions; (iv) dispositions of assets and subsidiary interests; (v) acquisitions; (vi) sale and leaseback transactions; and (vii) transactions with affiliates and shareholders. The Final DIP Facility also contained covenants that limited the amount of capital expenditures to $55.0 million per year, with a carry-forward of the excess of the $55.0 million over the amount utilized in the prior year, but with no more than $15.0 million able to be carried-forward from one year to the next.

Exit Successor Credit Agreement

On February 14, 2011, the Final DIP Facility, in accordance with its terms, converted into Tronox Incorporated’s Exit Financing Facility under substantially the same terms and conditions that existed under the Final DIP Facility, with a maturity date of October 21, 2015.

The Exit Financing Facility is secured by the same assets as the Final DIP Facility, subject however to certain subordination agreements (as more fully described below under the heading “Asset Based Lending Facility”). Tronox Incorporated was in compliance with its financial covenants at December 31, 2011.

Asset Based Lending Facility

On February 14, 2011, Tronox Incorporated also entered into the Wells Revolver, a senior secured asset-based revolving credit facility with Wells Fargo Capital Finance, LLC with a maturity date of February 14, 2015. The Wells Revolver provides Tronox Incorporated with a committed source of capital with a principal borrowing amount of up to $125.0 million subject to a borrowing base, and also permits an expansion of up to $150.0 million. Borrowing availability under the Wells Revolver is subject to a borrowing base related to certain eligible inventory and receivables held by our U.S. subsidiaries. As of December 31, 2011, Tronox Incorporated’s borrowing base was $125.0 million, less letters of credit outstanding of $17.6 million, for a total net availability of $107.4 million.

Borrowings under the Wells Revolver are secured by a first priority lien on substantially all of Tronox Incorporated’s and its subsidiary guarantors’ existing and future deposit accounts, inventory and receivables, and certain related assets, and a second priority lien on all of Tronox Incorporated’s and its subsidiary guarantors’ other assets, including capital stock which serve as security under the Exit Term Facility.

The Wells Revolver bears interest at Tronox Incorporated’s option at either (i) the greater of the prime lending rate as announced by Wells Fargo Bank, N.A., (ii) the Federal Funds Rate plus 0.50%, or (iii) the one month LIBOR rate plus 0.50%, plus a margin that varies from 2.0% to 3.5% per annum depending on the average excess availability under the revolver. The unused portion of the Wells Revolver is subject to a commitment fee of 0.75% per annum on the average unused portion of the revolver, payable monthly in arrears. Interest is payable quarterly or, if the prime lending rate or Federal Funds Rate applies, is payable monthly.

Financial Covenants

Tronox Incorporated has financial covenants on the Exit Financing Facility and Wells Revolver. The Exit Financing Facility with Goldman Sachs has the following covenants:

Fiscal Quarter Ending	Total Leverage Ratio (not to exceed)
December 31, 2010 through December 31, 2011	4.25:1.00
March 31, 2012 through December 31, 2012	4.00:1.00
March 31, 2013 through December 31, 2013	3.75:1.00
March 31, 2014 and thereafter	3.50:1.00

Fiscal Quarter Ending	Interest Coverage Ratio (not to be less than)
December 31, 2010 and thereafter	2.50:1.00

The Wells Revolver contains various covenants and restrictive provisions which limit Tronox Incorporated’s ability to incur additional indebtedness. The Wells Revolver agreement requires Tronox Incorporated to maintain a Consolidated Fixed Charge Coverage Ratio of 1.0 to 1.0 calculated monthly, only if excess availability on the Wells Revolver is less than $18.75 million. If Tronox Incorporated is required to maintain the Consolidated Fixed Charge Coverage Ratio then either: (i) the Consolidated Adjusted EBITDAR for the test period shall not be less than the Specified EBITDAR percentage of 65% of the Consolidated Adjusted EBITDAR of Tronox Incorporated and its subsidiaries for all periods ending on or prior to December 31, 2012 or (ii) the Consolidated Adjusted EBITDAR during the test period shall not be less than the Specified EBITDAR threshold of $100.0 million; provided that the Specified EBITDAR threshold shall be reduced by $1.25 million on the last day of each month, commencing on January 31, 2012 and ending on December 31, 2012, until such time as the Specified Adjusted EBITDAR threshold is reduced to $85.0 million.

The Wells Revolver and the Exit Financing Facility are subject to an intercreditor agreement pursuant to which the lenders’ respective rights and interests in the security are set forth.

Tronox Incorporated was in compliance with its financial covenants at December 31, 2011 and December 31, 2010. A breach of any of the covenants imposed on Tronox Incorporated by the terms of the Exit Financing Facility or Wells Revolver could result in a default under the agreements. In the event of a default, the lenders could terminate their commitments to Tronox Incorporated and could accelerate the repayment of all of Tronox Incorporated’s indebtedness under the agreements. In such case, Tronox Incorporated may not have sufficient funds to pay the total amount of accelerated obligations, and its lenders could proceed against the collateral pledged.

Exit Facility Refinancing and Wells Revolver Amendment

On February 8, 2012, Tronox Incorporated refinanced its existing Exit Financing Facility and amended the Wells Revolver. Tronox Incorporated obtained a new Goldman Sachs facility comprised of a $550 million Senior Secured Term Loan and a $150.0 million Senior Secured Delayed Draw Term Loan (together, the Term Facility). The Term Facility expressly permits the Transaction and, together with existing cash, is expected to fund the cash needs of the combined business, including any cash needs arising from the Transaction.

The Term Facility bears interest at a base rate plus a margin of 2.25% or adjusted Eurodollar rate plus a margin of 3.25%. The base rate is defined as the greater of (i) the prime lending rate as quoted in the print edition of The Wall Street Journal, (ii) the Federal Funds Rate plus 0.50% or (iii) 2%.

The Term Facility is secured by a first priority lien on substantially all of Tronox Incorporated’s and the subsidiary guarantors’ existing and future property and assets. This will include, upon the completion of the Transaction, certain assets to be acquired in the Transaction.

The terms of the Term Facility provide for customary representations and warranties, affirmative and negative covenants and events of default. The terms of the covenants, subject to certain exceptions, restrict, among other things: (i) debt incurrence; (ii) lien incurrence; (iii) investments, dividends and distributions; (iv) dispositions of assets and subsidiary interests; (v) acquisitions; (vi) sale and leaseback transactions; and (vii) transactions with affiliates and shareholders. In addition, the Term Facility will require that a leverage ratio, as defined in the agreement, not exceed, as of the last day of any fiscal quarter, the correlative ratio as follows:

Fiscal Quarter Ending	Total Leverage Ratio
March 31, 2012 through December 31, 2015	3.00:1.00
March 31, 2016 and thereafter	2.75:1.00

On February 8, 2012, Tronox Incorporated amended the Wells Revolver to allow for the Transaction to occur while keeping the revolver in force.

Subsequent to the Transaction, Tronox Incorporated will have the opportunity to upsize or add additional asset based lending facilities in foreign jurisdictions up to a total limit of $400.0 million.

Rights Offering

On February 14, 2011, Tronox Incorporated received $185.0 million of new equity investment in the Rights Offering that was open to certain general unsecured creditors. Under the Plan, the general unsecured creditors were given rights to purchase up to 45.5% of the New Common Stock issued on the Effective Date, based on a 17.6% discount to Tronox Incorporated’s total enterprise value of $1,062.5 million as presented in the Plan. The backstop parties, a group of holders of the Senior Unsecured Notes, committed to purchase any of the New Common Stock that was not subscribed to in the Rights Offering, thereby assuring that we received the full $185.0 million. In return for this commitment, the backstop parties received consideration equal to 8.0% of the $185.0 million equity commitment (payable as an additional 3.6% of the New Common Stock issued on the Effective Date).

Receivables Securitization

In September 2007, Tronox Incorporated executed a $100.0 million accounts receivable securitization program (the “Program”) with an initial term of one year. Under the initial terms of the agreement, financing could be extended for an additional two years in the form of a securitization or a secured borrowing as determined by the sponsoring institution, Royal Bank of Scotland (“RBS”). Tronox Incorporated subsequently entered into multiple amendments for the purpose of extending the Program’s termination date to January 9, 2009, or immediately prior to the Chapter 11 filing. On January 14, 2009, using proceeds from the Original DIP

Facility, Tronox Incorporated remitted $41.1 million to RBS to repurchase RBS’ interest in the receivables. Upon receipt of the payment, RBS released its interest in the receivables and the lockbox cash accounts to which collections on the receivables are deposited. The Program was terminated with the entire $41.1 million balance in transferred receivables repurchased and fully collected from customers by Tronox Incorporated.

Contractual Obligations and Commercial Commitments

The following table sets forth information relating to Tronox Incorporated’s contractual obligations as of December 31, 2011:

Contractual Obligation Payments Due by Year

The following table sets forth information relating to Tronox Incorporated’s contractual obligations as of December 31, 2011:

	Contractual Obligation Payments Due by Year
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Debt (including interest)	$539.0	$35.6	$69.9	$433.5	$—
Ore contracts (1)	1,249.1	365.1	596.0	288.0	—
Other purchase obligations (2)	365.3	113.7	115.3	32.5	103.8
Operating leases (excluding railcar leases)	15.5	6.6	4.4	1.1	3.4
Railcar leases	16.5	2.6	4.7	4.2	5.0

Total	$2,185.4	$523.6	$790.3	$759.3	$112.2

(1)	Approximately 71% of current annual usage acquired from one supplier.
(2)	Includes obligations to purchase Tronox Incorporated’s requirements of process chemicals, supplies, utilities and services.

Quantitative and Qualitative Disclosures About Market Risk

Tronox Incorporated is exposed to various market risks. The primary market risks include fluctuations in interest rates, certain raw material commodity prices, and changes in currency exchange rates. Tronox Incorporated manages these risks through normal operating and financing activities and, when appropriate, through the use of derivative instruments. Tronox Incorporated does not invest in derivative instruments for speculative purposes, but historically has entered into, and may enter into, derivative instruments for hedging purposes in order to reduce the exposure to fluctuations in interest rates, natural gas prices and exchange rates.

Commodity Price Risk

A substantial portion of Tronox Incorporated’s products and raw materials are commodities whose prices fluctuate as market supply and demand fundamentals change. Accordingly, product margins and the level of our profitability tend to fluctuate with changes in the business cycle and are expected to do so in the near term as ore prices are expected to increase rapidly over the next few years. Tronox Incorporated tries to protect against such instability through various business strategies. These include provisions in sales contracts allowing Tronox Incorporated to pass on higher raw material costs through timely price increases and formula price contracts to transfer or share commodity price risk,

Tronox Incorporated also previously entered into natural gas derivative contracts to reduce the risk of fluctuations in natural gas prices and to increase the predictability of cash flows. These contracts were designated and qualified as cash flow hedges in accordance with ASC 815, Derivatives and Hedging.

Due to restrictions during bankruptcy and current market conditions, Tronox Incorporated does not currently have any derivative instruments outstanding. However, in the future, Tronox Incorporated may enter into these types of derivative instruments from time to time.

Interest Rate Risk

Prior to bankruptcy, Tronox Incorporated was exposed to interest rate risk with respect to its variable-rate debt. In order to manage this risk, Tronox Incorporated entered into interest-rate swap contracts to hedge interest payments on three $25.0 million tranches of the variable-rate term loan. The first contract matured in March 2009, and the remaining two contracts matured in September 2009. The swaps exchanged the variable LIBOR rate component for fixed rates of 4.83%, 4.59% and 2.46%, respectively, on the three tranches. These contracts were previously designated and qualified as cash flow hedges.

As of December 31, 2011, Tronox Incorporated was exposed to interest rate risk with respect to its variable-rate debt. Tronox Incorporated did not have any interest rate swaps on this exposure. Using a sensitivity analysis and a hypothetical 1.0% increase in interest rates from those in effect at December 31, 2011, the increase in Tronox Incorporated’s annual interest expense on the variable-rate debt of $425.0 million would have reduced net income by approximately $4.3 million.

Foreign Exchange Risk

Tronox Incorporated manufactures and markets its products in a number of countries throughout the world and, as a result, is exposed to changes in foreign currency exchange rates, particularly in the Netherlands and Australia. Costs in the Netherlands and Australia are incurred, in part, in local currencies other than the U.S. dollar. In Europe, a majority of Tronox Incorporated’s revenues and costs are in the local currency creating a partial natural hedge. In Australia however, the majority of Tronox Incorporated’s revenues are in U.S. dollars while a majority of the costs are in Australian dollars. This leaves Tronox Incorporated exposed to movements in the Australian dollar versus the U.S. dollar. In order to manage this risk, Tronox Incorporated has from time to time entered into forward contracts to buy and sell foreign currencies as “economic hedges” for these foreign currency transactions. However, to mitigate future exposure to fluctuations in currency exchange rates, Tronox Incorporated has made a U.S. dollar functional currency election for both Australian financial reporting and federal tax purposes.

As of December 31, 2011 and 2010, we did not have any forward contracts in place. However, in the future, Tronox Incorporated may enter into these or other types of derivative instruments, from time to time, to manage this risk.

Environmental Matters

Ongoing Businesses of Tronox Incorporated

Tronox Incorporated is subject to a broad array of international, federal, state and local laws and regulations relating to safety, pollution, protection of the environment and the generation, storage, handling, transportation, treatment, disposal and remediation of hazardous substances and waste materials. In the ordinary course of business, Tronox Incorporated is subject to frequent environmental inspections and monitoring and occasional investigations by governmental enforcement authorities. Under these laws, Tronox Incorporated is or may be required to obtain or maintain permits or licenses in connection with its operations. In addition, under these laws, Tronox Incorporated is or may be required to remove or mitigate the effects on the environment of the disposal or release of chemical, petroleum, low-level radioactive and other substances at its facilities. Tronox Incorporated may incur future costs for capital improvements and general compliance under environmental, health and safety laws, including costs to acquire, maintain and repair pollution control equipment. Environmental laws and regulations are becoming increasingly stringent, and compliance costs are significant and will continue to be significant in the foreseeable future. There can be no assurance that such laws and regulations or any environmental law or regulation enacted in the future is not likely to have a material effect on Tronox Incorporated.

In December 2006, the European parliament and European council approved a new European regulatory framework for chemicals called REACH. REACH took effect on June 1, 2007, and the program it establishes will be phased in over 11 years. The registration, evaluation and authorization phases of the program will require expenditures and resource commitments in order to, for example, participate in mandatory data-sharing forums; acquire, generate and evaluate data; prepare and submit dossiers for substance registration; obtain legal advice and reformulate products, if necessary.

Certain aspects of Tronox Incorporated’s operations may be subject to GHG emissions monitoring and reporting requirements. The EPA has proposed regulations that would require a reduction in emissions of GHGs from motor vehicles and adopted regulations that could trigger permit review for GHG emissions from certain stationary sources. For its operations subject to EPA GHG regulations, Tronox Incorporated may face increased monitoring, reporting, and compliance costs. However, it is not possible to estimate the likely financial impact of potential future GHG regulation on any of Tronox Incorporated’s sites. Tronox Incorporated is already managing and reporting GHG emissions, to varying degrees, as required by law for its facilities. The Tiwest Joint Venture TiO2 plant will be subject to a new Australian carbon tax law beginning in 2012. The estimated impact to the Tiwest Joint Venture is approximately $10 million Australian dollars annually.

Expenditures for environmental protection and cleanup related to Tronox Incorporated’s ongoing businesses for the years ended December 31, 2011, 2010 and 2009, were as follows:

	Year Ended December 31,
	2011	2010	2009
	(Millions of dollars)
Cash expenditures of environmental reserves	$0.2	$0.0	$0.1
Recurring operating expenses	30.0	27.5	27.9
Environmental capital expenditures associated with ongoing operations	3.6	3.0	1.8

Recurring operating expenses are expenditures related to the maintenance and operation of environmental equipment such as incinerators, waste treatment systems and pollution control equipment, as well as the cost of materials, energy and outside services needed to neutralize, process, handle and dispose of current waste streams at Tronox Incorporated’s operating facilities. These operating and capital expenditures are necessary to ensure that ongoing operations are handled in an environmentally safe and effective manner. In addition to past expenditures, reserves were established for the remediation and restoration of sites where liability was probable and future costs to be incurred were reasonably estimable.

As of December 31, 2011, Tronox Incorporated’s financial reserves for sites associated with its ongoing business totaled $0.6 million. In the Tronox Incorporated Consolidated Balance Sheet at December 31, 2011, $0.5 million of the total reserve was included in “Noncurrent Liabilities—Other” and the remaining $0.1 million was included in “Accrued Liabilities” on the Consolidated Balance Sheets. We believe Tronox Incorporated reserved adequately for the reasonably estimable costs of known environmental contingencies. However, adjustments to reserves may be required in the future due to the previously noted uncertainties.

Legacy Environmental Liabilities

At the time of the spin-off of Tronox Incorporated in 2005 by Kerr-McGee, Tronox Incorporated became liable for significant legacy environmental liabilities related to businesses and operations of Kerr-McGee that were shut down or discontinued prior to the spin-off.

As part of Tronox Incorporated’s Plan, it reached a comprehensive settlement with the U.S. government and more than 30 states, local, tribal and quasi-governmental entities that resolved its significant Legacy Environmental Liabilities. The final settlement was reached in November 2010 and was approved by the Bankruptcy Court under environmental law on January 26, 2011. As a result of the settlement, Tronox Incorporated received a discharge and/or release for the Legacy Environmental Liabilities following its emergence from bankruptcy.

The settlement established certain environmental response and tort claims trusts that are now responsible for the Legacy Environmental Liabilities in exchange for cash, certain non-monetary assets, and the rights to the proceeds of certain ongoing litigation and insurance and other third party reimbursement agreements. As a result, the Legacy Environmental Liabilities are no longer included in Tronox Incorporated’s consolidated financial statements after its emergence from bankruptcy.

Substantially all of the Legacy Environmental Liabilities related to liabilities for civil remediation and other environmental claims by federal, state, local, tribal and quasi-governmental agencies arising from historical activities by Kerr-McGee or its antecedents over a 60-year period at more than 2,800 wood treatment, thorium, refining, petroleum marketing, coal, nuclear, offshore contract drilling, mining, fertilizer, waste disposal and other sites throughout the United States. The Legacy Environmental Liabilities included claims for soil, groundwater and other contamination resulting from, among other things, radioactive waste rock from uranium mining on the Navajo Nation and elsewhere in the southwestern United States, creosote used in the treatment of railroad ties at approximately 40 sites across the United States, the production of ammonium perchlorate in Nevada for use in rocketfuel, the production of radioactive thorium in Illinois for use in gas mantles, the manufacture and blending of fertilizer products at dozens of sites across the United States, and the production and sale of petroleum products at various refineries and storage facilities and hundreds of service stations across the United States. The Legacy Environmental Liabilities also included liabilities related to the Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”) Superfund Sites in Jacksonville, Florida; Manville, New Jersey; Soda Springs, Idaho; West Chicago, Illinois; Milwaukee, Wisconsin; and Wilmington, North Carolina.

Under CERCLA and similar state laws, a current or former owner or operator of real property may be liable for remediation costs regardless of whether the release or disposal of hazardous substances was in compliance with law at the time it occurred, and a current owner or operator may be liable regardless of whether it owned or operated the facility at the time of the release. Tronox Incorporated was also obligated to perform or have performed remediation or remedial investigations and feasibility studies at sites that were not designated as Superfund sites by the EPA. Such work was undertaken pursuant to consent orders or other agreements. Decommissioning and remediation obligations, and the attendant costs, varied substantially from site to site and depended on unique site characteristics, available technology and the regulatory requirements applicable to each site. As discussed above, Tronox Incorporated has settled the Legacy Environmental Liabilities and, as such, the Legacy Environmental Liabilities are no longer included in its consolidated financial statements now that Tronox Incorporated has emerged from bankruptcy.

Tronox Incorporated’s expenditures for environmental protection and cleanup related to the Legacy Environmental Liabilities for years ended December 31, 2011, 2010, and 2009 were as follows:

	Year Ended December 31,
	2011	2010	2009
	(Millions of dollars)
Cash expenditures of environmental reserves	$23.0	$57.9	$23.6
Recurring operating expenses	0.0	0.6	3.9
Environmental capital expenditures associated with ongoing operations	0.0	0.7	0.1

Recurring operating expenses are expenditures related to the maintenance and operation of environmental equipment, as well as the cost of materials, energy and outside services needed to maintain the properties.

As discussed above, reserves have been established for environmental costs at its facilities and were established for remediation and restoration of Legacy Environmental Liabilities where liability was probable and future costs to be incurred were reasonably estimable. Tronox Incorporated considered a variety of matters when setting environmental reserves, including the stage of investigation; whether the EPA or another relevant agency had ordered action or quantified cost; whether Tronox Incorporated had received an order to conduct work; whether Tronox Incorporated participated as a potentially responsible party (“PRP”) in the Remedial Investigation/Feasibility Study (“RI/FS”) process and, if so, how far the RI/FS had progressed; the status of the record of decision by the relevant agency; the status of site characterization; the stage of the remedial design; evaluation of existing remediation technologies; the number and financial condition of other PRPs; and whether Tronox Incorporated could reasonably evaluate costs based on a remedial design or engineering plan.

As of December 31, 2010, Tronox Incorporated’s financial reserves for the Legacy Environmental Liabilities totaled $440.1 million, which was classified on the Consolidated Balance Sheets at December 31, 2010, as “Liabilities Subject to Compromise.”

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Former Independent Registered Accounting Firm

Effective May 12, 2010, the client-auditor relationship between Tronox Incorporated and Ernst & Young LLP (“E&Y”) was terminated upon the dismissal of E&Y as Tronox Incorporated’s independent registered accounting firm. The decision to change accountants was recommended and approved by Tronox Incorporated’s board of directors.

As previously disclosed on May 5, 2009, Tronox Incorporated concluded that their previously filed financial reports should no longer be relied upon because Tronox Incorporated failed to establish adequate reserves as required by applicable accounting pronouncements. The financial statements that would be affected by any restatement related to the methodology previously employed in establishing and maintaining Tronox Incorporated’s environmental and other contingent reserves are Tronox Incorporated’s previously issued financial statements for the years ended December 31, 2005, 2006, and 2007 along with affected Selected Consolidated Financial Data for 2003 and 2004 and the financial information for the first three quarters of 2008.

E&Y reported in their letter to Tronox Incorporated filed as an Exhibit to Form 8-K/A filed by Tronox Incorporated on June 3, 2010 that they did not agree with the description of the events reported in the paragraph above. On or about May 5, 2009, E&Y advised Tronox Incorporated and the Chairman of the Audit Committee that they did not believe a sufficient reconciliation had been performed between indications that the environmental and other contingent liability reserves may have been understated (as reported by Tronox Incorporated on Form 8-K filed on April 13, 2009) and Tronox Incorporated’s previous accounting and reporting for those reserves. Such reconciliation in the view of E&Y would have provided information with respect to the adequacy of internal controls, including disclosure controls, and the possible need to restate previously issued financial statements. As of the date of filing of Form 8-K by Tronox Incorporated on June 3, 2010, E&Y was unaware if any such reconciliation had been performed. Without the reconciliation as referred to above, E&Y was unable to agree that Tronox Incorporated had a sufficient basis to determine that the 2007 and prior financial statements should no longer be relied upon as reported in Form 8-K filed by Tronox Incorporated on May 9, 2009 noted above. E&Y agrees with the statements made by Tronox Incorporated in the first sentence of the paragraph which follows regarding their report on 2007 financial statements as originally issued. Further, since E&Y has not performed an audit of Tronox Incorporated’s financial statements since 2007 they have no basis to agree or disagree with respect to the statements made in the following paragraph pertaining to disagreements or “reportable events” covering the fiscal years ended 2008 and 2009 and the period through the termination of the client-auditor relationship.

E&Y’s report on the financial statements for the fiscal year ended December 31, 2007 did not contain any adverse opinion or disclaimer of opinion and was not qualified as to uncertainty, audit scope or accounting principles. During the fiscal years ended December 31, 2008 and 2009, and the interim periods ending with the termination of the client-auditor relationship, (i) there were no disagreements between Tronox Incorporated and E&Y on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure which, if not resolved to the satisfaction of E&Y, would have caused E&Y to make reference to the subject matter of the disagreement in connection with any report that E&Y would have been required to provide had Tronox Incorporated obtained an audit for each of such fiscal years, and (ii) there were no “reportable events,” as defined in Item 304(a)(1)(v) of Regulation S-K of the Securities and Exchange Commission.

Current Independent Registered Accounting Firm

Effective June 8, 2010, with the prior approval of its board of directors, Tronox Incorporated engaged Grant Thornton LLP (“GT”) as its principal independent registered public accounting firm to audit Tronox Incorporated’s financial statements for the fiscal years ended December 31, 2010, 2009 and 2008.

Tronox Incorporated had not previously consulted with GT regarding either (i) the application of accounting principles to a specific completed or contemplated transaction; (ii) the type of audit opinion that might be rendered on Tronox Incorporated’s financial statements; or (iii) any matter that was either the subject of a disagreement with E&Y or a reportable event (as provided in Item 304(a)(1)(v) of Regulation S-K) during the years ended December 31, 2010, 2009 and 2008 and any later interim periods.

The audited financial statements of Tronox Incorporated included in this registration statement include only financial statements that have been audited by GT.

Item 3.	Properties.

Tronox Incorporated’s properties consist of the physical assets necessary and appropriate to produce, distribute and supply its TiO2, electrolytic manganese dioxide, sodium chlorate, boron-based and other specialty chemicals and consist mainly of manufacturing and distribution facilities and mining tenements. We believe Tronox Incorporated’s properties are in good operating condition and are well maintained. Pursuant to separate financing agreements, substantially all of Tronox Incorporated’s U.S. properties are pledged or encumbered to support or otherwise provide the security for our indebtedness, as further discussed under Item 2. “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Capital Resources.”

The Tiwest Joint Venture—Cooljarloo Mine

The Cooljarloo mine is located approximately 17 kilometers north of Cataby and approximately 170 kilometers north of Perth in Western Australia. Operations began at the Cooljarloo mine in 1989 and the mine is expected to be decommissioned around 2025 to 2030. The mine employs both dredge mining and dry mining methods. Initial heavy mineral concentrate reserves at Cooljarloo were 14 million tonnes, with approximately 7 million tonnes estimated to currently be remaining and about 14 million tonnes produced to date. The mining lease covers 9,744 hectares of land, of which 1,034 hectares are owned by the Tiwest Joint Venture, 42 hectares are owned by third parties and 8,668 hectares are Crown Land (which refers to land owned by the Australian state). The south mine dredge mining operations consist of two floating dredges that mine approximately 16 to 17 million tonnes of ore and produce 400,000 to 500,000 tonnes of heavy mineral concentrate annually. The Tiwest Joint Venture is currently implementing an expansion of the dredge mining operation that is anticipated to increase mining capacity to an estimated 23 to 24 million tonnes of ore per year. This expansion is expected to be commissioned in the second half of 2012, and is expected to allow the Tiwest Joint Venture to maintain heavy mineral concentrate production from the dredge mining operation at around current levels as grades decline along the future mine path. In 2011, the concentrator plants at the Cooljarloo mine produced approximately 769,000 tonnes of heavy mineral concentrate. Capacity at the concentrator plants depends on the grade of the mine head. The north mine is a dry mining operation that utilizes contract dozers, mining approximately 4 to 5 million tonnes of high grade ore annually and produces 200,000 to 300,000 tonnes of heavy mineral concentrate annually. The capacity of the north mine and south mine mining operations is highly dependent on the digging conditions within the mines (digging is easier when the sand is loose than when it is compacted or contains layers of clay). The current north mining operations have been extended to December 2013, after which they are intended to be closed and the plant relocated to Dongara in 2014, as discussed below under “—The Tiwest Joint Venture—Dongara Project.”

Heavy mineral concentrate from the Cooljarloo mine is transported to the Chandala dry mill and synthetic rutile plant by purpose-built trailers and trucks, which principally travel on a public highway between the two sites. The Chandala dry mill produces rutile, leucoxene, ilmenite, zircon and staurolite. The Chandala dry mill’s annual feed capacity is approximately 780,000 tonnes, and it produced approximately 601,000 tonnes of mineral products in 2011 at a utilization rate of 97.6% (utilization rate refers to the hours per year for which a given facility was operational).

The Chandala synthetic rutile plant uses a reduction kiln, physical separation, aeration, acid leach and drying to upgrade TiO2 ilmenite to TiO2 synthetic rutile by removing contaminates. The Chandala synthetic rutile plant’s current annual capacity is 225,000 tonnes. The plant produced approximately 219,000 tonnes of synthetic rutile in 2011 at a utilization rate of 96.2%. The Tiwest Joint Venture is currently conducting feasibility studies into brownfield expansion of the synthetic rutile plant that could expand annual capacity to approximately 300,000 tonnes per year. The goal of the proposed expansion would be to allow full utilization of internal ilmenite production from the expanded dredge operation and the proposed Dongara operation.

The Tiwest Joint Venture—Cooljarloo West Project

The Cooljarloo West project is an exploration project immediately to the west of the existing Cooljarloo mine. If the project proves sufficient reserves, it could allow for the extension of the mine life for the existing south mine dredging operation to beyond 2030. The Cooljarloo West project is in the initial stages, with a reported resource, but further drilling is required to extend the resource and prove out reserves. Operations in the Cooljarloo West area are forecast to begin in 2016 with the goal of optimizing the overall mine life dredge path.

The Tiwest Joint Venture—Dongara Project

The Tiwest Joint Venture is currently conducting feasibility studies into the relocation of the Cooljarloo north mine plant to Dongara, which is located about 150 kilometers north of Cooljarloo. The preferred mining method for the Dongara operation is dredging, which has a lower unit cost than dry mining and is expected to extend the life of the mine and defray fixed capital over a longer time period. Six mining leases have been granted over the Dongara site, with the relevant environmental approvals for the project expected in mid-2012.

There are also 14 mining lease applications currently pending over one deposit at Dongara. The Tiwest Joint Venture’s management presently estimates that construction will begin in the first quarter of 2013, that dry mining will commence in the second quarter of 2014 and that dredging operations will commence in the fourth quarter of 2015.

The Tiwest Joint Venture—Jurien Project

The Tiwest Joint Venture holds the mineral rights to property in Jurien, Western Australia. The rights were originally used for operations conducted by Australia’s Western Mining Corporation in the mid-1970s, but no exploration or mining has been undertaken since that time. The Tiwest Joint Venture does not have any plans to commence activities on this project in the near future.

Mineral Resources and Reserves

Exxaro prepared the summary of the mineral resource and ore reserve estimates below as of December 31, 2011 for the purposes of Tronox Incorporated’s filing of the S-4 Registration Statement. “Ore reserves” in the context of this summary have the same meaning as “mineral reserves” as defined by the South African Code for

Reporting of Exploration Results, Mineral Resources and Mineral Reserves, effective July 2007. Exxaro prefers the term “ore reserves” because it clarifies the difference between ore reserves and mineral resources.

The estimates presented below are derived from the detailed mineral resource and reserve statements compiled per operation or project, each representing a comprehensive estimation process conducted by or executed under the supervision of duly appointed resource and reserve competent persons, in accordance with the Australasian Joint Ore Reserves Committee Code (2004) (the “JORC Code”). The standards in the JORC Code differ in certain respects from those under the SEC’s Industry Guide 7. For example, the mineral resource 110 and reserve statement below contains disclosures relating to measured, indicated and inferred mineral resource estimates. Measured, indicated and inferred mineral resources, while recognized and required by Australian regulations, are not defined terms under the SEC’s Industry Guide 7, and are normally not permitted to be used in reports and registration statements filed with the SEC; however, the statement below is being included in this registration statement pursuant to Instruction 3 to Paragraph (b)(5) of Industry Guide 7 that provides in part, “where such estimates have previously been provided to a person (or any of its affiliates) that is offering to acquire, merge or consolidate with, the registrant or otherwise acquire the registrant’s securities, such estimates may be included.”

All competent persons have sufficient relevant experience in the style of mineralization, type of deposit, mining method and activity for which they are responsible. Paul Stevenson was the resource competent person and the reserves competent person for the Cooljarloo mine, the Jurien project and the Dongara project and is an employee of Tiwest Joint Venture and all of the information included in the resource and reserve estimates is attributed to the Tiwest Joint Venture.

The mineral resources that fall within Tronox Incorporated’s mining and prospecting rights areas are based on models which incorporate all new validated geological information and, if applicable, revised resource definitions and classifications. The Tronox Incorporated resources were reviewed during 2011 to comply with the “reasonable and realistic prospects for eventual economic extraction.” This definition implies that the competent person made a preliminary judgment regarding technical and economic factors likely to influence the property in terms of eventual and economic extraction. The mineral resources are classified in the “inferred,” “indicated” and “measured” categories according to the degree of geological confidence. Mineral resources are reported inclusive of those that have been converted to ore reserves and are presented as if they are wholly-owned, irrespective of the percentage attributable to Tronox Incorporated.

Exxaro estimates ore reserves using the relevant modifying factors at the time of reporting, which include mining, metallurgical, economic, marketing, legal, environmental and social factors as well as governmental regulatory requirements. Measured mineral resources are converted to proven ore reserves and indicated mineral resources are converted to probable ore reserves, although the competent person may, after due consideration of one or more of the modifying factors, downgrade the classification.

Because ore reserves are only estimates, they cannot be audited for the purpose of verifying exactness. Instead, estimated ore reserve information is reviewed in sufficient detail to determine if, in the aggregate, the data provided by Exxaro is reasonable and sufficient to estimate reserves in conformity with the practices and standards generally employed by and within the mining industry and that are consistent with the requirements of the JORC Code. The process and calculations associated with the estimates have been audited by an internal competent person and are externally audited when deemed essential.

The Tronox Incorporated mining rights are all of sufficient duration (or convey a legal right to convert or renew for a sufficient duration) to enable all reserves to be mined in accordance with current production schedules.

The following table summarizes the Tronox Incorporated proven and probable ore reserves and estimated mineral resources as of December 31, 2011.

					Grade				Grade	Composition of THM
Operation[1]	Date Mine Opened	LoMP (years)[2]	Resource Category[3]	Tonnes[4]	% Ilmenite	% other[5]	Reserve Category	ROM[8]	% THM	% Ilmenite	% Zircon	% Rutile	% Leucoxene
Tiwest-Cooljarloo	1989	15	Measured	207.3	—	2.10
			Indicated	192.8	—	1.90	Proven[6]	207	2.20	59.30	9.30	5.00	2.70
			Inferred	—	—	—	Probable[7]	57.7	2.10	56.10	9.50	4.70	3.00

			Total	399.9	—	2.10	Total	264.7	2.20	58.60	9.40	5.00	2.80

Tiwest-Cooljarloo West prospecting project[9]			Measured	—	—	—
			Indicated	111.0	—	1.80
			Inferred	86.0	—	1.80

			Total	197.0	—	1.80

Tiwest-Jurien project		5.2	Measured	—	—	—
			Indicated	25.6	3.20	6.02	Proven	—	—	—	—	—	—
			Inferred	—	—	—	Probable	15.7	7.90	53.64	10.41	6.84	2.26

			Total	25.6	3.20	6.02	Total	15.7	7.90	53.64	10.41	6.84	2.26

Tiwest-Dongara project		9.8	Measured	55.2	2.21	4.54
			Indicated	12.0	2.30	4.81	Proven	29.5	7.32	48.60	6.95	1.98	10.05
			Inferred	15.9	1.98	4.01	Probable	—	—	—	—	—	—

			Total	83.1	2.18	4.48	Total	29.5	7.32	48.60	6.95	1.98	10.05

1.	All extraction methods are open-cut mining operations.
2.	“LoMP” stands for Life of Mine Plan, which means either the total number of years needed to extract reserves from a designed mine pit, or a design and costing study of an existing operation in which appropriate assessments have been made of realistic assumed modifying factors to demonstrate at the time of reporting that extracting is reasonably justified.
3.	Mineral resources are quoted inclusive of mineral resources that have been modified to ore reserves.
4.	Tonnages are quoted in metric million tonnes. Figures relating to the Tiwest Joint Venture reflect 100.0% of the mineral resources and estimated ore reserves of the Tiwest Joint Venture. The Tiwest Joint Venture is jointly owned by Tronox Incorporated and Exxaro.
5.	“Other” refers to zircon for Namakwa Sands and percentage of total heavy minerals (“THM”) for the Tiwest Joint Venture operations.
6.	Proven reserves means the economically mineable material derived from a measured resource. Proven reserves are estimated with a high level of confidence, include contaminating materials and allow for losses that are expected to occur when the material is mined.
7.	Probable reserves means the economically mineable material derived from a measured or indicated resource, or both. Probable reserves are estimated at a lower level of confidence than proven reserves, include contaminating materials and allow for losses that are expected to occur when the material is mined.
8.	“ROM” stands for Run of Mine, which is a mining term that means a stockpile of ore that has been created without any blending or processing, meaning that the ore has been mined and transported to the stockpile location in its original condition. ROM is quoted in millions of tonnes.
9.	Cooljarloo West is an exploratory program without known reserves.

The following table summarizes the material factors Exxaro used to modify the Tiwest Joint Venture estimated mineral resources as of December 31, 2011 to ore reserves, as shown in the table above.

Factor	Tiwest
Mining parameters
Geological loss	0%
Dilution	6%
Mining loss	1%

Planned averaged slope angles (degrees)	South Mine: 30 North Mine: 45
Cut-off grade	1.3% THM

Reconciliation factor[1]
Ilmenite	1
Zircon	1
Rutile	1
Leucoxene	1
VHM[2]	1.06

Primary wet/processing plant recoveries
HMC[3] grade[4]	95%
Ilmenite	92%
Zircon	96%
Rutile	94%
Leucoxene	85%

Secondary processing plant recoveries
Ilmenite	94%
Zircon	98%
Rutile	96%
Leucoxene	91%

Mineral separation plant recoveries
Ilmenite	97%
Ilmenite (URIC5)	n/a
Zircon	81%
Rutile[6]	109%[6]
Leucoxene[6]	114%[6]

Yield – smelter/kiln
Titanium slag	n/a
Pig iron	n/a
Synthetic rutile	n/a

Financials
Exchange rate[7]	0.90 (A$/US$)

Factor	Tiwest
Price per tonne (in U.S. dollars)
Ilmenite	319.53
Zircon	Bulk: 1,885.47; Bagged: 2,055.03
Rutile	Bulk: 834.69; Bagged: 884.84
Leucoxene	Leu 85:595.74; Leu 92: 672.53

Slag (chloride process)	n/a
Slag (sulphate process)	n/a
Slag fines	n/a
Pig iron	n/a
Synthetic rutile	n/a
Staurolite	79

Other
Mining/prospecting rights/permits/titles	Approvals
Environmental approvals	Approvals
Water use licenses	Approvals

1.	The reconciliation factor represents the geological model to run of mine (ROM)
2.	“VHM” stands for valuable heavy minerals.
3.	“HMC” stands for heavy mineral concentrate.
4.	The HMC grade represents the percentage of total heavy minerals (THM) in the HMC.
5.	“URIC” stands for unroasted ilmenite circuit.
6.	Tiwest uses a magnetic/electrostatic process combined with x-ray fluorescence to determine mineral assemblage using its proprietary MA98 process. The MA98 process has not yet been modified to match the configuration of the mineral separation plant; therefore, recoveries of greater than 100% are reported.
7.	Prices are forward-looking average estimates over future periods.

Item 4.	Security Ownership of Certain Beneficial Owners and Management.

The following table shows information regarding the beneficial ownership of shares of Tronox Incorporated’s common stock as of March 31, 2012 by:

•	each current director of Tronox Incorporated;

•	the current Chief Executive Officer and Chief Financial Officer of Tronox Incorporated and individuals named in the Summary Compensation Table;

•	all persons currently serving as directors and executive officers of Tronox Incorporated, as a group; and

•	each person known by us to own beneficially 5.0% or more of Tronox Incorporated’s outstanding shares of common stock as of March 31, 2012.

With respect to the percentage of voting power set forth in the following table:

Beneficial ownership and percentage ownership are determined in accordance with the SEC’s rules. To our knowledge, except as indicated in the footnotes to this table and subject to community property laws where applicable, the persons named in the table below have sole voting and investment power with respect to all shares of Tronox Incorporated common stock shown as beneficially owned by them. The table is based on 15,088,815 shares of Tronox Incorporated common stock outstanding as of March 31, 2012. Unless otherwise noted below, the address for each beneficial owner listed in the table below is: c/o Tronox Incorporated, 3301 N.W. 150th Street, Oklahoma City, Oklahoma 73134.

Name and Address of Beneficial Owner	Number of Shares of Common Stock Beneficially Owned	% Owned
Thomas Casey	86,453	*

Robert M. Gervis	6,523	*

Andrew P. Hines	7,523	*

Wayne A. Hinman	6,523	*

Ilan Kaufthal	9,523	*

Jeffry N. Quinn	6,523	*

Michael J. Foster	35,081	*

Edward G. Ritter	6,500	*

John D. Romano	42,467	*

Robert C. Gibney	22,157	*

Dennis L. Wanlass	84,933	*

Daniel D. Greenwell	10,083

Total	324,289	2.1%
*	Less than 1.0%.

Item 5.	Directors and Executive Officers.

Set forth below are the names of those individuals that serve as officers and directors of Tronox Incorporated.

Name	Age	Position
Thomas Casey	60	Chairman of the Board and Chief Executive Officer
Daniel D. Greenwell	48	Chief Financial Officer
Robert M. Gervis	51	Director
Andrew P. Hines	72	Director
Wayne A. Hinman	65	Director
Ilan Kaufthal	65	Director
Jeffry N. Quinn	53	Director
John D. Romano	47	Executive Vice President
Michael J. Foster	45	Vice President, General Counsel and Secretary
Robert C. Gibney	49	Vice President, Administration and Materials Procurement
Edward G. Ritter	51	Controller and Chief Accounting Officer

Executive Officers

Set forth below is a description of the backgrounds of our executive officers. There are no family relationships among any of our executive officers or directors.

Thomas Casey, 60

Chairman of the Board and Chief Executive Officer

Mr. Casey currently serves as Chairman of the Board and Chief Executive Officer of Tronox Incorporated. Mr. Casey has served as Chairman since February 2011 and as Chief Executive Officer since October 2011. Mr. Casey served as Chief Executive Officer of Integra Telecom, Inc. from February 2011 until October 2011 when Mr. Casey assumed the position of Chief Executive Officer of Tronox Incorporated. He has previously served as Chairman of the Board of Integra Telecom between December 2009 and February 2011, Chief Executive Officer and President of Current Group LLC between January 2007 and December 2009, Chairman of the Board of Pacific Crossing Ltd., Chief Executive Officer and Chairman of the Board of Choice One Communications, Inc., and Chief Executive Officer and Director of One Communication Corp and of Global Crossing Ltd. Mr. Casey was a managing director of Merrill Lynch & Co, and was a partner at Skadden, Arps, Slate, Meagher & Flom LLP and at Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. He also had various positions in the United States Government, including in the Antitrust Division of the U.S. Department of Justice. Mr. Casey graduated with honors from Boston College and The George Washington University, National Law Center. These positions give Mr. Casey significant insight into, and understanding of, complex transactions and business operations, including with respect to the banking, legal, and operational aspects thereof. On April 11, 2005, the SEC, Global Crossing, Mr. Casey (who was at the relevant time the Chief Executive Officer of Global Crossing) and other members of Global Crossing’s management reached a settlement related to an SEC investigation regarding alleged violations of the reporting provisions of Section 13(a) of the Securities Exchange Act of 1934, as amended (and regulations thereunder), with such parties agreeing not to cause any violations of such reporting provisions. In the settlement, no party admitted liability and no other violations of securities laws were alleged. The Tronox Incorporated board of directors was fully aware of the settlement order and its circumstances and, in naming Mr. Casey as Chief Executive Officer, expressed its confidence in his ability to serve as Chief Executive Officer.

Daniel D. Greenwell, 48

Chief Financial Officer

Mr. Greenwell has been the Chief Financial Officer of Tronox Incorporated since January 2, 2012. Between April 2010 and January 2012, Mr. Greenwell was pursuing personal interests. Before that, he served as Senior Vice President and Chief Financial Officer of Terra Industries, Inc. from July 2007 to April 2010; Vice President and Controller of Terra Industries, Inc. from April 2005 to July 2007; Director of Terra Nitrogen GP Inc., the General Partner of Terra Nitrogen Company, L.P., from March 2008 to April 2011; Vice President and Chief Financial Officer of Terra Nitrogen GP Inc. from February 2008 to April 2011; Vice President and Chief Accounting Officer of Terra Nitrogen GP Inc. from April 2006 to February 2008; Corporate Controller for Belden CDT Inc. from 2002 to 2005; and Chief Financial Officer of Zoltek Companies from 1996 to 2002.

John D. Romano, 47

Executive Vice President

Mr. Romano has been the Executive Vice President of Tronox Incorporated since January 1, 2011 and Vice President, Sales and Marketing of Tronox Incorporated since January 2008. Before that he served as Vice President, Sales for Tronox Incorporated from 2005 to January 2008; Vice President, Global Pigment Sales for Tronox LLC from January 2005 to November 2005; Vice President, Global Pigment Marketing for Tronox LLC from 2002 to 2005; and Regional Marketing Manager for Tronox LLC from 1998 to 2002.

Michael J. Foster, 45

Vice President, General Counsel and Secretary

Mr. Foster has been the Vice President, General Counsel and Secretary of Tronox Incorporated since January 2008. Before that he served as Managing Counsel of Tronox Incorporated from 2006 to January 2008; Staff Attorney of Tronox Incorporated from 2005 to 2006; Staff Attorney for Kerr-McGee Shared Services LLC from 2003 to 2005; Corporate Counsel for CMS Field Services from 2001 to 2003; and Counsel for Enogex, Inc. from 1998 to 2001. Mr. Foster’s experience also includes more than five years practicing law in the public and private sectors.

Robert C. Gibney, 49

Vice President, Administration and Materials Procurement

Mr. Gibney has served as Vice President, Administration and Materials Procurement for Tronox Incorporated since January 1, 2011. Before that he served as Vice President of Corporate Affairs for Tronox Incorporated from March 2008 to January 2011; Vice President, Investor Relations and External Affairs for Tronox Incorporated from 2005 to March 2008 and Vice President and General Manager, Paper and Specialties for Tronox LLC from January 2005 to November 2005. Mr. Gibney’s other experience includes Chief Marketing Officer for Kerr-McGee’s joint venture, Avestor LLC, from 2002 to 2005; Vice President, Global Pigment Marketing for Tronox LLC from 1999 to 2002; and Director, Pigment Sales and Marketing from 1997 to 1999. Mr. Gibney joined Tronox LLC in 1991.

Edward G. Ritter, 51

Controller and Chief Accounting Officer

Mr. Ritter has served as the Controller and Chief Accounting Officer of Tronox Incorporated since June 2008. Before that he served as Assistant Controller of Tronox Incorporated from November 2007 to June 2008; Director North America Accounting Operations of Tronox Incorporated from July 2006 to November 2007 and Finance Manager of Tronox Incorporated from August 2002 to July 2006. Mr. Ritter’s other experience includes serving as Corporate Controller at AMX Corporation from November 2001 until May 2002 and Vice President and Controller of TriQuest LP from January 1998 until November 2001. From 1985 until 1998 he held various positions of increasing responsibility with Hoechst Celanese Corporation. Mr. Ritter began his career with two years at Price Waterhouse (Coopers) in Hackensack N.J. Mr. Ritter is a Certified Public Accountant and has an MBA in Finance from Seton Hall University.

Board of Directors

Robert M. Gervis, 51

Mr. Gervis has been a director of Tronox Incorporated since February 2011. He is presently Managing Member and President of Epilogue, LLC, a consulting and advisory firm. He is also a member of the board of directors of Georgia Gulf Corporation, where he is chairman of the Nominating and Corporate Governance Committee and a member of the Finance Committee. Mr. Gervis also serves on other private company and not-for-profit boards, and is an active investor in start-up companies. Mr. Gervis was previously a Senior Vice President of Fidelity Management & Research Company and has held various positions at Fidelity subsidiaries and affiliates. Prior to joining Fidelity, he was a partner of Weil Gotshal & Manges. Mr. Gervis graduated from Lehigh University with a B.S. in Industrial Engineering and received his J.D. from The George Washington University Law School. These positions, combined with the sophisticated transactional work Mr. Gervis managed as a partner of Weil, Gotshal & Manges, gives Mr. Gervis significant insight into, and understanding of, complex transactions that may be presented. In addition, because Mr. Gervis has served on many boards, he has substantial experience regarding how boards can and should effectively oversee and manage companies, and a significant understanding of governance issues.

Andrew P. Hines, 72

Mr. Hines has been a director of Tronox Incorporated since February 2011. Mr. Hines has been Executive Vice President/Chief Financial Officer of RHI Entertainment since June 2011. The company develops, produces and distributes original made-for-television movies and mini-series. Prior to that time he was a principal of Hines and Associates, a financial management consulting firm. From September 2009 to June 2010, Mr. Hines served as Executive Vice President/Chief Financial Officer of World Color Press Inc. (formerly Quebecor World), a company which provided high-value and comprehensive print, digital and related services to businesses worldwide. From October 2006 to August 2009, Mr. Hines was a principal of Hines and Associates, and from October 2005 to September 2006, he served as Vice President and Chief Financial Officer of GenTek, Inc., a manufacturer of industrial components and performance chemicals. Mr. Hines is also a director of Hughes

Telematics, Inc. and C&D Technologies, Inc. and he is Chairman of both companies’ Audit Committees. From November 2003 to 2007, Mr. Hines served as a director and Chairman of the Audit Committee of Superior Essex, Inc. Mr. Hines has in-depth financial experience and highly valued senior leadership experience, making him a valued member of our Board of Directors. Because of his accounting background and extensive financial experience, Mr. Hines has been named Chairman of the Audit Committee, as well as the “Audit Committee financial expert,” as defined by the applicable rules of the SEC.

Wayne A. Hinman, 65

Mr. Hinman has been a director of Tronox Incorporated since February 2011. He served in various positions at Air Products & Chemicals, Inc. during his 33 year career, including President of Asia and, most recently, vice president and general manager of the worldwide merchant gases business. He also has served as an Air Products director on numerous joint venture boards. In the past, Mr. Hinman has served as a member of the board of directors of American Refuel, Pure Air USA, and Taylor-Wharton Int’l. Mr. Hinman served in the United States Air Force achieving the rank of Captain. He graduated from Belknap College, received his MBA from Virginia Polytechnic Institute and completed the Harvard AMP program. With his extensive background in international business, Mr. Hinman brings a unique perspective to the board and makes him an invaluable advisor.

Ilan Kaufthal, 65

Mr. Kaufthal has been a director of Tronox Incorporated since February 2011. He is Senior Advisor at Irving Place Capital. Prior to joining Irving Place Capital, he was Vice Chairman of Investment Banking at Bear Stearns & Co., Vice Chairman and Head of Mergers and Acquisitions at Schroder & Co., and SVP and CFO at NL Industries. Mr. Kaufthal serves on the board of directors of Cambrex Corporation and Edmunds.com. He is a 200 member of the Advisory Board of Jerusalem Venture Partners Media Fund. Mr. Kaufthal is also Chairman of East Wind Advisors, an investment banking advisory firm. He is a graduate of Columbia University and the New York University Graduate School of Business Administration. With his extensive background in the investment banking community coupled with his business experience as the Chief Financial Officer of NL Industries, Mr. Kaufthal brings a unique perspective to the board. Mr. Kaufthal’s extensive investment banking experience makes him an invaluable advisor, particularly in the context of merger and acquisition activities.

Jeffry N. Quinn, 53

Mr. Quinn has been a director of Tronox Incorporated since February 2011. He is currently Chairman, CEO and President of Solutia Inc. Mr. Quinn joined Solutia in 2003 as Senior Vice President, General Counsel and Secretary. Mr. Quinn became Solutia’s President and CEO and a director of Solutia in May 2004 and was elected Chairman of the Board of Solutia in February 2006. Previously, Mr. Quinn was Executive Vice President of Premcor Inc., one of the nation’s largest independent oil refiners. His responsibilities included the legal, human resources, governmental and public affairs, and strategic planning functions. In addition, he also served as Senior Vice President, General Counsel and Secretary of Arch Coal, Inc., the nation’s second-largest coal producer.

Mr. Quinn was previously a director of Tecumseh Products Co. and serves as a Director of the American Chemistry Council. Mr. Quinn received a bachelor’s degree in engineering and a Juris Doctor degree, both from the University of Kentucky. Mr. Quinn is eminently qualified to serve as director with senior level executive leadership experience in diverse industries and broad experience in a wide range of functional areas, including strategic planning, mergers and acquisitions, human resources, and legal and governmental affairs. He also has extensive experience in board process and governance.

Item 6.	Executive Compensation.

For the purposes of this Executive Compensation discussion, unless otherwise stated or the context otherwise requires, references to “we,” “us,” and “our” refer to Tronox Incorporated and its subsidiaries collectively.

Compensation Discussion and Analysis

The following Compensation Discussion and Analysis describes the material elements of the compensation paid to each of Tronox Incorporated’s named executive officers identified in the Summary Compensation Table. This discussion should be read in conjunction with the named executive compensation tables below.

Compensation Philosophy and Objectives

Our executive compensation program is designed to attract, retain and motivate talented executive officers and also to align the objectives of our executive officers with our stockholders’ expectations of increased value. In support of that objective, our executive compensation program is intended to:

•	provide competitive levels of total compensation for our executive officers;

•	reward the achievement of specific annual, long-term and strategic company goals and specific individual goals set for each executive officer;

•

align our executive officers’ interests with those of the stockholders through equity-based awards and by rewarding performance based upon established goals, with the ultimate objective of improving stockholder value; and

•	motivate our executive officers and other employees to achieve superior results.

Setting Executive Compensation

Elements of Compensation

The Human Resources and Compensation Committee (“HRCC”) from the time Tronox Incorporated emerged from bankruptcy determines all components of executive compensation and will consider the following elements to promote our pay-for-performance philosophy and compensation goals and objectives:

•	base salary;

•	annual cash incentive awards linked to our overall performance;

•	grants of long-term equity-based compensation, such as restricted stock or options;

•	termination and change of control provisions; and

•	benefits generally available to employees.

We combine these elements in order to formulate compensation packages that provide competitive pay, reward the achievement of financial, operational and strategic objectives and align the interests of our executive officers and other senior personnel with those of our stockholders.

Pay Mix

We utilize the particular elements of compensation described above because we believe that it provides a mix of secure compensation, retention value and at-risk compensation which produces short-term and long-term performance incentives and rewards. By following this approach, we provide the executive with a measure of financial and job security, while motivating the executive to focus on business metrics that will produce a high level of short-term and long-term performance for Tronox Incorporated that will create value for shareholders and executives alike. Our compensation mix, which includes short- and long-term incentives and rewards reduces the risk of recruitment of our top executive talent by competitors. The mix of metrics used for our annual performance bonus and long-term incentive program likewise provides an appropriate balance between short-term financial performance and long-term financial and stock performance. All incentives are aligned with our stated compensation philosophy of providing compensation commensurate with performance, while targeting pay at approximately the 50th percentile of the competitive market.

Role of the Human Resources and Compensation Committee

The HRCC administers our executive compensation program and assists our board of directors in fulfilling its oversight responsibilities with respect to the compensation we pay to our executive officers and our non-employee directors. Among its other duties, the HRCC:

•	evaluates and recommends to the board of directors, the total compensation of our Chief Executive Officer;

•

reviews and evaluates the salaries and benefits recommended by our Chief Executive Officer for all of our other executive officers and makes recommendations to the board of directors regarding the compensation paid to our other executive officers after making any changes it deems appropriate to the recommendations of our Chief Executive Officer;

•	evaluates and recommends to the board of directors, the incentive compensation to be awarded for all executive officers;

•

recommends to the board of directors individual performance goals for our Chief Executive Officer and, after making any changes it deems appropriate to the recommendations for our Chief Executive Officer, recommends to the board of directors performance goals for our other executive officers; and

•	considers industry conditions, relevant market conditions and our prospects and achievements when making recommendations with respect to compensation matters.

The HRCC has established the following percentile targets as guidelines for determining the compensation of our named executive officers using the benchmark statistics provided by our compensation consultant (described below):

Compensation Element	Percentile Target
Total Direct Compensation	50	th
Base Salary	50	th
Annual Incentive Awards	50	th
Long-Term Incentive Awards	50	th

The actual pay level for each named executive officer may vary from these targeted levels based on experience, job performance, actual duties and company performance. The compensation of our named executive officers is approved by the board of directors based upon recommendations from the HRCC. When making recommendations with respect to our named executive officers other than our Chief Executive Officer, the HRCC considers the recommendations made by the Chief Executive Officer and his evaluation of our other executive officers performance.

Elements considered by the HRCC and our Chief Executive Officer when reviewing our performance include: stock price, our performance as measured against the performance goals established under the Annual Incentive Plan for the previous year, non-controllable events that may impact our performance, attainment of significant non-financial milestones and any other factors or goals it determines to be relevant to measuring our performance. The individual performance of our named executive officers is measured against individual performance goals that were set for the named executive officer.

The HRCC and the board of directors have analyzed and continue to monitor whether our compensation practices with respect to executive officers or any of its employees create incentives for risk-taking that could harm Tronox Incorporated or its business. The HRCC and the board of directors have determined that none of Tronox Incorporated’s compensation practices creates a risk that is reasonably likely to have a material adverse effect on Tronox Incorporated.

Role of the Compensation Consultant

The HRCC has engaged Lyons, Benenson & Company Inc. as its compensation consultant to provide information to the HRCC to assist it in making determinations regarding our compensation programs for executives and non-employee directors. Our compensation consultant provides the HRCC with a competitive pay analysis comparing the compensation of our named executive officers against the benchmark compensation statistics compiled by our compensation consultant, which includes compensation programs and levels among a peer group of comparable companies in our industry. Members of Tronox Incorporated’s peer group for 2011 included:

Cabot Corp.	FMC Corp.	PPG Industries, Inc.	Teck Resources Ltd.
Celanese Corp.	Freeport-McMoran Cooper & Gold Inc.	Rockwood Holdings, Inc.	The Valspar Corp.
Chemtura Corp.	Georgia Gulf Corp.	RPM Holdings, Inc.	W.R. Grace & Co.
Cliffs Natural Resources, Inc.	Huntsman Corp.	The Sherwin Williams Co.	Westlake Chemical Corp.
Cytec Industries, Inc.	Kronos Worldwide, Inc.	Solutia Inc.
Eastman Chemical Co.	The Lubrizol Co.	Southern Copper Corp.

The HRCC believes this peer group better reflects both chemical companies and companies against which Tronox Incorporated competes for talent.

In carrying out its assignments, Lyons, Benenson & Company Inc. may also interact with management when necessary and appropriate. Lyons, Benenson & Company Inc. may, in its discretion, seek input and feedback from management regarding its consulting work product prior to presentation to the HRCC in order to confirm alignment with our business strategy, and identify data questions or other similar issues, if any. During fiscal year 2011, Lyons, Benenson & Company Inc. did not perform any other services for us.

Elements of Executive Compensation

Base Salary

We consider base salary an element of total compensation that is tied to job responsibility and individual contributions to our success. Base salary is intended to be set at a level needed to attract and retain quality executive officers. While the HRCC uses benchmark statistics to guide it in its recommendations regarding levels of base salary, it has considerable discretion when making its recommendations and considers our financial performance and the individual performance of our named executive officers when making recommendations regarding base salary.

Our named executive officers will be paid the following salaries for 2012:

Name	Annual Base Salary
Thomas Casey	$1,000,000
Daniel D. Greenwell	$440,000
John D. Romano	$360,000
Michael Foster	$330,000
Robert C. Gibney	$300,000
Edward G. Ritter	$250,000

Effective October 5, 2011, Tronox Incorporated hired Thomas Casey as its Chief Executive Officer, in addition to his continuing service as Chairman of the board of directors. In connection with Mr. Casey’s employment as Chief Executive Officer, Tronox Incorporated and Mr. Casey entered into an offer letter and binding term sheet regarding the terms of his employment (the “Casey Offer Letter”). Pursuant to the Casey Offer Letter, Tronox Incorporated and Mr. Casey agreed to enter into an employment agreement embodying the terms set forth in the Casey Offer Letter, as well as other customary terms (the “Casey Employment Agreement”). Accordingly, on April 11, 2012, the HRCC approved the Casey Employment Agreement. See “—Employment Agreements” for a more detailed description of the terms of the Casey Employment Agreement.

Bonus Plans

For 2011, Tronox Incorporated’s executive officers were eligible to receive cash bonuses under the 2011 Cash Incentive Plan, which was recommended by the HRCC and approved by the bankruptcy court and subsequently by the board of directors.

The size of the potential bonus payable to each executive officer is set as a percentage of each executive officer’s base salary (the “Target Percentage”) and ranged from 50% to 200% of an executive officer’s base salary. The board of directors considers the recommendations of the HRCC and benchmark statistics when setting the Target Percentage for each executive officer each year.

Each year our board of directors sets the performance goals under the Annual Incentive Plan and the portion of the bonus attributable to the achievement of each performance goal. The board of directors sets performance goals tied to financial measures that it believes will benefit our stockholders the most if those performance goals are met. The Tronox Incorporated board of directors set the following goals under the 2011 Cash Incentive Plan, which will be paid in 2012:

Name	2011 Target Bonus (% of Base Salary)	Annual Base Salary
Thomas Casey	150%	$1,000,000
Dennis L. Wanlass	100%	$775,000
John D. Romano	65%	$360,000
Michael Foster	50%	$330,000
Robert C. Gibney	50%	$300,000
Edward G. Ritter	30%	$192,732

2011 Performance Targets	Threshold $276,000,000 EBITDAR	Threshold $345,000,000 EBITDAR	Maximum $414,000,000 EBITDAR
Percentage of 2011 Target Bonus Payable for Achievement of EBITDAR for the 2011 Fiscal year	50%	100%	200%

As of the date of filing, the 2011 bonus payments had not been made. Confirmation of final results are subject to the completion of the Company’s 2011 audit.

Sign-on Incentives

In connection with Thomas Casey’s execution of the Casey Offer Letter, Mr. Casey was paid a cash “sign-on” bonus of $2.0 million in recognition of certain payments due from his previous employer for relocation guarantees, closing costs and the pro rata portion of his 2011 annual performance bonus, all of which were foregone by his acceptance of employment with Tronox Incorporated. This bonus is subject to a ratable “clawback” in the event of his resignation without good reason or his employment is terminated by the company for cause prior to the first anniversary of his employment (good reason and cause are defined in the Casey Employment Agreement).

In addition, Mr. Casey was granted an initial “sign-on” grant of 50,000 RSUs in order to compensate him for value that he forfeited when he terminated his employment with his previous employer. Pursuant to the Casey Offer Letter, the sign-on grant will be subject to 3-year cliff vesting. In the event, however, of Mr. Casey’s death or permanent disability resulting in termination of his employment, the sign-on grant will be subject to pro rata accelerated vesting based on the number of months Mr. Casey was employed prior to his termination of employment divided by 36 months, subject to a minimum vesting of 25% of the grant.

Separation Agreement

Effective October 3, 2011, Mr. Wanlass resigned from his position as an executive officer of Tronox Incorporated. However, Mr. Wanlass has agreed to continue to perform services for Tronox Incorporated as an employee, for which he will be paid an annualized base salary of $775,000. Mr. Wanlass’s resignation was treated as a termination by Tronox Incorporated without cause and, in accordance with the terms of his employment agreement, he was paid a lump sum amount equal to $3,100,000 following his resignation. In addition, Mr. Wanlass received accelerated vesting of 31,952 shares of restricted stock and, subject to the completion of the Transaction, an additional 31,750 shares of restricted stock will vest. Moreover, upon Mr. Wanlass’s termination of service as an employee, he will receive a lump sum cash payment equal to $1,550,000 and he will be entitled to continued payment for coverage for a period of eighteen months or until he reaches the age of 65, whichever is longer, under Tronox Incorporated’s health and welfare plans.

Long Term Incentive

Tronox Incorporated’s Long-Term Incentive Plan, under which grants of equity were made to employees prior to 2009, was terminated upon our emergence from bankruptcy and all outstanding awards were cancelled.

2010 Management Equity Incentive Plan

The 2010 Management Equity Incentive Plan (the “2010 Equity Plan”) became effective upon Tronox Incorporated’s emergence from Chapter 11 bankruptcy proceedings and provides for grants of nonqualified stock options, incentive stock options, stock appreciation rights, performance units, performance shares and other performance awards, restricted stock units and restricted stock, and other awards valued in whole or in part by reference to, or otherwise based on, the stock of Tronox Incorporated. Directors, officers and other employees of Tronox Incorporated and its subsidiaries or affiliates, as well as others performing services for Tronox Incorporated and its subsidiaries or affiliates, will be eligible for grants under the 2010 Equity Plan. The purpose of the 2010 Equity Plan is to provide incentives that will attract, retain and motivate highly competent officers, directors, employees, independent contractors and consultants by providing them with appropriate incentives and rewards either through a proprietary interest in Tronox Incorporated’s long-term success or compensation based on their performance in fulfilling their personal responsibilities. The following is a summary of the material terms of the 2010 Equity Plan, but does not include all of the provisions of the 2010 Equity Plan. Capitalized terms used but not defined within this section have the meanings set forth in the 2010 Equity Plan.

Administration

The 2010 Equity Plan is administered by the HRCC. Among the HRCC’s powers are to determine the form, amount and other terms and conditions of awards, clarify, construe or resolve any ambiguity in any provision of the 2010 Equity Plan or any award agreement, amend the terms of outstanding awards and adopt such rules, forms, instruments and guidelines for administering the 2010 Equity Plan as it deems necessary or appropriate. All actions, interpretations and determinations by the HRCC or by the board of directors are final and binding.

Available Shares

The aggregate number of shares of common stock which may be issued under the 2010 Equity Plan or with respect to which awards may be granted may not exceed 1,200,000 shares, which may be either authorized and unissued shares of Tronox Incorporated’s common stock or shares of common stock held in or acquired for Tronox Incorporated’s treasury. In general, if awards under the 2010 Equity Plan are, for any reason, cancelled or expire or terminate unexercised, the shares covered by such awards will again be available for the grant of awards under the 2010 Equity Plan. The aggregate number of shares subject to restricted stock, restricted stock units and certain other stock-based awards granted under the 2010 Equity Plan at any time may not exceed 360,000 shares and the aggregate fair market value of shares underlying incentive stock options granted to a single participant during any calendar year under the 2010 Equity Plan may not exceed $100,000.

Eligibility for Participation

Members of the board of directors, as well as employees and independent contractors of, and advisors to, Tronox Incorporated or any of its subsidiaries and affiliates are eligible to receive awards under the 2010 Equity Plan. The selection of participants is within the sole discretion of the HRCC.

Award Agreement

Awards granted under the 2010 Equity Plan will be evidenced by award agreements providing additional terms, conditions, restrictions and/or limitations covering the grant of the award, as determined by the HRCC in its sole discretion.

Awards under the 2010 Equity Plan

The following types of awards are available under the 2010 Equity Plan:

Stock Options

The HRCC may grant nonqualified stock options and incentive stock options (only to eligible employees) to purchase shares of common stock. The HRCC will determine the number of shares of common stock subject to each option, the term of each option (which may not exceed ten years (or five years in the case of an incentive stock option granted to a 10% stockholder)), the exercise price, the vesting schedule (if any), and the other material terms of each option. No incentive stock option granted to a 10% stockholder may have an exercise price less than 110% of the fair market value of a share of common stock at the time of grant. Options will be exercisable at such time or times and subject to such terms and conditions as determined by the committee at grant and the exercisability of such options may be accelerated by the HRCC in its sole discretion.

Stock Appreciation Rights

The HRCC may grant stock appreciation rights (which are referred to herein as “SARs”) either with a stock option, which may be exercised only at such times and to the extent the related option is exercisable (a “Related SAR”), or independent of a stock option. A SAR is a right to receive a payment in shares of common stock or cash equal in value to the excess of the fair market value of one share of common stock on the date of exercise over the base price per share established in connection with the grant of the SAR. The term of each SAR may not exceed ten years, provided that the expiration date of a Related SAR shall not be later than the expiration date of the related option. The base price per share covered by a SAR will be the exercise price per share of the related option in the case of a Related SAR.

Restricted Stock and Restricted Stock Units

The HRCC may award shares of restricted stock and restricted stock units. Except as otherwise provided by the HRCC, upon the award of restricted stock, the recipient generally has the rights of a stockholder with respect to the shares, including the right to receive dividends, the right to vote the shares of restricted stock and, conditioned upon full vesting of shares of restricted stock, the right to sell or transfer such shares. The HRCC may determine at the time of award that the payment of dividends or other distributions, if any, will be subject to the same vesting requirements as the underlying award and deferred until the expiration of the applicable restriction period. The terms applicable to an award of restricted stock or restricted stock units will be determined by the HRCC in its sole discretion, including, without limitation, the number of shares or units to be granted, the price, if any, to be paid for such shares or units, the period of restriction applicable to such award and, with respect to restricted stock units, whether such restricted stock units will be settled in shares, cash or a combination thereof.

Other Stock-Based Awards

The HRCC may, in its discretion, grant other stock-based awards that are payable in, valued in whole or in part by reference to, or otherwise based upon or related to Tronox Incorporated’s common stock, including shares awarded purely as a bonus and not subject to any restrictions, shares in payment of the amounts due under an incentive or performance plan sponsored or maintained by Tronox Incorporated or its subsidiaries, performance units, dividend equivalent units, stock equivalent units and deferred stock units. The terms applicable to any such stock-based award, including the vesting schedule and the exercise price for such an award, if any, will be determined by the HRCC in its sole discretion.

Performance Awards

The HRCC may grant a performance award to a participant payable upon the attainment of specific performance goals. If the performance award is payable in cash, it may be paid upon the attainment of the relevant performance goals either in cash or in shares of restricted stock, as determined by the HRCC, in its sole discretion. The HRCC will establish the value or range of value of any performance award, the form in which it will be paid and the date(s) or timing of any payments made pursuant to such an award.

These awards may be granted, vest and be paid based on attainment of specified performance goals established by the HRCC. These performance goals will be based on one or more of the following criteria selected by the HRCC: (i) revenue, (ii) earnings per share, (iii) net income per share, (iv) share price, (v) pre-tax profits, (vi) net earnings, (vii) net income, (viii) operating income, (ix) cash flow, (x) EBITDA, (xi) earnings before interest and taxes, (xii) sales, (xiii) total stockholder return relative to assets, (xiv) total stockholder return relative to peers, (xv) financial returns, (xvi) cost reduction targets, (xvii) customer satisfaction, (xviii) customer growth, (xix) employee satisfaction, (xx) gross margin, (xxi) revenue growth, (xxii) market share, (xxiii) book value per share, (xxiv) expenses and expense ratio management, (xxv) system-wide sales or system-wide sales growth, (xxvi) traffic or customer counts, (xxvii) new product sales, or (xxviii) any combination thereof and such other criteria as the HRCC may determine. Performance objectives may be in respect of: (a) the performance of Tronox Incorporated or Tronox Limited, (b) the performance of any of their subsidiaries or affiliates, or (c) the performance of any of their divisions or business units. The HRCC may also include or exclude items from the foregoing criteria as it deems necessary, including, but not limited to, extraordinary, unusual or non-recurring items, expenses for restructuring, and acquisition expenses and may adjust previously established performance goals to reflect major unforeseen events.

Termination of Service

Unless otherwise determined by the HRCC or as set forth in an applicable award agreement, upon the termination of a participant’s service with Tronox Incorporated and its affiliates, all vested and exercisable options and SARs held by the participant at the time of such termination may be exercised by the participant or such participant’s estate, as applicable, as follows, but in no event beyond the expiration of the stated term of such options or SARs: (i) within the one-year period following a termination of the participant’s service by reason of death or Disability, and (ii) within the 90-day period following a termination of the participant’s service by Tronox Incorporated without Cause or by the participant for any reason. If a participant’s service is terminated by Tronox Incorporated for Cause, all options or SARs held by such participant, whether vested or unvested, will terminate and expire as of the date of such termination. All unvested options and SARs held by a participant will terminate as of the date of the termination of such participant’s service with Tronox Incorporated for any reason. Unless otherwise determined by the HRCC or as set forth in an applicable award agreement, upon the termination of a participant’s service with Tronox Incorporated and its affiliates for any reason, all shares of restricted stock and restricted stock units that are still subject to restrictions, as well as all unvested performance awards and other stock-based awards, shall be forfeited.

Change in Control

In connection with a Change in Control, the HRCC may provide for the vesting of all awards. In addition, the board of directors can unilaterally implement and/or negotiate a procedure with any party to the Change in Control such that all unexercised options may be cashed out for an amount equal to the excess of the price of a share of common stock paid in the Change in Control over the exercise price of the award(s).

Stockholder Rights

Except as otherwise provided with respect to awards of restricted stock and restricted stock units, a participant has no rights as a stockholder with respect to shares of common stock covered by any award until the participant becomes the record holder of such shares.

Amendment and Termination

The board of directors may at any time amend, suspend or terminate any or all of the provisions of the 2010 Equity Plan, subject to any requirement of stockholder approval required by applicable law; provided, however, that the board of directors may make any amendment necessary to avoid the imposition of any taxes under Section 409A of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), without stockholder approval. Subject to the foregoing, the amendment, suspension or termination of the 2010 Equity Plan may not, without the consent of a participant, materially adversely alter or impair any rights or obligations under any award granted to such participant.

Transferability

Awards granted under the 2010 Equity Plan are generally nontransferable (other than by will or the laws of descent and distribution), except that a participant may transfer, without consideration, awards other than incentive stock options to certain family members, to a trust for the exclusive benefit of such family members, or to a partnership or limited liability company, the partners or members of which are exclusively such family members.

Awards under the 2010 Equity Plan

We believe that the use of stock based compensation to establish a direct relationship between the compensation of executive officers and the value of our stock helps ensure continued alignment among the interests of the executive officers, our interests and the interests of our stockholders. In this regard, the employment agreements for our named executive officers, other than Mr. Ritter, (as described below), provide for a restricted stock award of 84,933, 42,467, 35,081, and 22,157 shares to each of Messrs. Wanlass, Romano, Foster, and Gibney, respectively, (the “Emergence Awards”) which were granted on February 14, 2011. The Emergence Awards are subject to the terms and provisions of the 2010 Equity Plan. Similarly, the HRCC granted Mr. Ritter 6,500 shares of restricted stock which are also subject to the terms of the 2010 Plan.

Mr. Casey was also granted a “sign-on” equity grant of 50,000 shares of restricted stock which will cliff vest on the third anniversary of the date of grant.

In addition, the Casey Employment Agreement provides for Mr. Casey to receive an annual RSU or restricted stock grant with a value at grant equal to $3.0 million, and the first such grant was based on the volume-weighted average stock price over the 30-day period preceding the date of announcement of the Transaction and vesting as follows: (i) 30 percent of such grant will vest in equal installments on each of the first three anniversaries of the date of grant and (ii) 70% of such grant will be eligible to vest based upon the achievement of the following performance criteria: (a) 50% of such award will vest based upon “total shareholder return” for the three year period beginning October 1, 2011 and ending September 30, 2014 and (b) 50% of such award will vest based upon “return on invested capital” over the three year period beginning

October 1, 2011 and ending September 30, 2014. The Casey Employment Agreement also provides that subsequent RSU or restricted stock grants will be based on the volume-weighted average price over the 30-day period preceding the date of grant.

On January 2, 2012, Tronox Incorporated hired Daniel D. Greenwell to serve as its Chief Financial Officer. In connection with his commencement of employment, Mr. Greenwell was granted a “sign-on” equity grant of 7,333 shares of restricted stock, an initial equity award consisting of 2,750 shares of restricted stock and 4,466 stock options, in each case, vesting in three pro-rata equal installments on each of January 2, 2013, January 2, 2014, and January 2, 2015, respectively; provided, however, the portion of each award scheduled to vest on January 2, 2013 will immediately vest upon the consummation of the Transaction.

Tronox Limited Management Equity Incentive Plan

Prior to the completion of the Transaction, the Tronox Limited board of directors will adopt, and Tronox Incorporated (in its capacity as the sole shareholder of Tronox Limited) will approve, the Tronox Limited Management Equity Incentive Plan (the “Tronox Limited Equity Plan”) which will take effect upon the completion of the Transaction. In connection with the effectiveness of the Tronox Limited Equity Plan, no further grants will be made under the 2010 Equity Plan. Additionally, all equity awards outstanding following the consummation of the Transaction will be rolled under the Tronox Limited Equity Plan and governed by the terms and conditions thereof; provided that all such awards will remain subject to the vesting and other conditions of the applicable grant agreement. The Tronox Limited Equity Plan provides for grants of nonqualified share options, incentive stock options, share appreciation rights, performance units, performance shares and other performance awards, restricted share units and restricted shares, and other awards valued in whole or in part by reference to, or otherwise based on, the shares of Tronox Limited. Directors, officers and other employees of Tronox Limited and its subsidiaries or affiliates, as well as others performing services for Tronox Limited and its subsidiaries or affiliates, will be eligible for grants under the Tronox Limited Equity Plan. The purpose of the Tronox Limited Equity Plan is to provide incentives that will attract, retain and motivate highly competent officers, directors, employees and consultants by providing them with appropriate incentives and rewards either through a proprietary interest in Tronox Limited’s long-term success or compensation based on their performance in fulfilling their personal responsibilities. The following is a summary of the material terms of the Tronox Limited Equity Plan, but does not include all of the terms and provisions of the Tronox Limited Equity Plan.

Administration

The Tronox Limited Equity Plan will be administered by a committee designated by the Tronox Limited board of directors (the “Plan Committee”). Among the Plan Committee’s powers will be to determine the form, amount and other terms and conditions of awards, clarify, construe or resolve any ambiguity in any provision of the Tronox Limited Equity Plan or any award agreement, amend the terms of outstanding awards and adopt such rules, forms, instruments and guidelines for administering the Tronox Limited Equity Plan as it deems necessary or appropriate. All actions, interpretations and determinations by the Plan Committee or by the Tronox Limited board of directors will be final and binding.

Available Shares

The aggregate number of shares which are intended to be issued under the Tronox Limited Equity Plan or with respect to which awards may be granted (inclusive of unissued shares to which outstanding incentive stock options relate) may not exceed 2,217,630 shares (representing 8.5% of shares outstanding) plus the aggregate number of shares subject to outstanding and unvested awards under the 2010 Equity Plan. In general, if awards under the Tronox Limited Equity Plan are for any reason cancelled, expire or terminate unexercised or are withheld as consideration for the exercise or purchase price of an award, the shares covered by such awards will again be available for the grant of awards under the Tronox Limited Equity Plan. The aggregate fair market value of shares underlying incentive stock options granted to a single participant during any calendar year under the Tronox Limited Equity Plan may not exceed $100,000.

Eligibility for Participation

Members of the Tronox Limited board of directors, as well as employees and independent contractors of, and advisors to, Tronox Limited or any of its subsidiaries and affiliates, are eligible to receive awards under the Tronox Limited Equity Plan. The selection of participants is within the sole discretion of the Plan Committee.

Award Agreement

Awards granted under the Tronox Limited Equity Plan will be evidenced by award agreements providing additional terms, conditions, restrictions and/or limitations covering the grant of the award, as determined by the Plan Committee in its sole discretion.

Awards under the Tronox Limited Equity Plan

The following types of awards are available under the Tronox Limited Equity Plan:

Share Options

The Plan Committee may grant nonqualified share options and incentive stock options (only to eligible employees) to purchase shares. The Plan Committee will determine the number of shares subject to each option, the term of each option (which may not exceed ten years (or five years in the case of an incentive stock option granted to a 10% shareholder)), the exercise price, the vesting schedule (if any), and the other material terms of each option. No incentive stock option granted to a 10% shareholder may have an exercise price less than 110% of the fair market value of a share at the time of grant. Options will be exercisable at such time or times and subject to such terms and conditions as determined by the Plan Committee at grant and the exercisability of such options may be accelerated by the Plan Committee in its sole discretion.

Share Appreciation Rights

The Plan Committee may grant share appreciation rights ( “SARs”) either with a share option, which may be exercised only at such times and to the extent the related option is exercisable (a “Related SAR”), or independent of a share option. A SAR is a right to receive a payment in shares or cash equal in value to the excess of the fair market value of one share on the date of exercise over the base price per share established in connection with the grant of the SAR. The term of each SAR may not exceed ten years. The base price per share covered by a SAR will be the exercise price per share of the related option in the case of a Related SAR.

Restricted Share and Restricted Share Units

The Plan Committee may award restricted shares and restricted share units. Except as otherwise provided by the Plan Committee, upon the award of restricted shares, the recipient generally has the rights of a shareholder with respect to the shares, including the right to receive dividends, the right to vote the restricted shares and, conditioned upon full vesting of the restricted shares, the right to sell or transfer such shares. The Plan Committee may determine at the time of award that the payment of dividends or other distributions, if any, will be subject to the same vesting requirements as the underlying award and may be deferred until the expiration of the applicable restriction period. If a restricted share award is forfeited, the Plan Committee will either cause the forfeited shares to be bought back by Tronox Limited in accordance with the Australian Corporations Act for a nominal purchase price (in which case the shares would then be cancelled) or to be sold or transferred to another person, at its discretion. The Tronox Limited Equity Plan provides that if the forfeited shares are sold or transferred, Tronox Limited will be entitled to receive the consideration for the sale or transfer (or a sum equivalent thereto) from the participant.

Other Share-Based Awards

The Plan Committee may, in its discretion, grant other share-based awards that are payable in, value in whole or in part by reference to, or otherwise based upon or related to Tronox Limited’s shares, including dividend equivalent units, share equivalent units and deferred share units. The terms applicable to any such share-based award, including the vesting schedule and the exercise price for such an award, if any, will be determined by the Plan Committee in its sole discretion.

Performance Awards

The Plan Committee may grant a performance award to a participant payable upon the attainment of specific performance goals. If the performance award is payable in cash, it may be paid upon the attainment of the relevant performance goals either in cash or in restricted shares, as determined by the Plan Committee, in its sole discretion. The Plan Committee will establish the value or range of value of any performance award, the form in which it will be paid and the date(s) or timing of any payments made pursuant to such an award.

These awards may be granted, vest and be paid based on attainment of specified performance goals established by the Plan Committee. These performance goals will be based on one or more of the following criteria selected by the Plan Committee: (i) revenue, (ii) earnings per share, (iii) net income per share, (iv) share price, (v) pre-tax profits, (vi) net earnings, (vii) net income, (viii) operating income, (ix) cash flow, (x) EBITDA, (xi) earnings before interest and taxes, (xii) sales, (xiii) total shareholder return relative to assets, (xiv) total shareholder return relative to peers, (xv) financial returns, (xvi) cost reduction targets, (xvii) customer satisfaction, (xviii) customer growth, (xix) employee satisfaction, (xx) gross margin, (xxi) revenue growth, (xxii) market share, (xxiii) book value per share, (xxiv) expenses and expense ratio management, (xxv) system-wise sales or growth, (xxvi) traffic or customer counts, (xxvii) new product sales, or (xxviii) any combination thereof and such other criteria as the Plan Committee may determine. Performance objectives may be in respect of: (a) the performance of Tronox Limited, (b) the performance of any of its subsidiaries or affiliates, or (c) the performance of any of its divisions or business units. The Plan Committee may also include or exclude items it deems necessary, including, but not limited to, extraordinary, unusual or non-recurring items, expenses for restructuring, and acquisition expenses and may adjust previously established performance goals to reflect major unforeseen events.

Change in Control

Under the Tronox Limited Equity Plan, in connection with a change in control, the Plan Committee may provide for the vesting of all awards. In addition, the Tronox Limited board of directors can unilaterally implement and/or negotiate a procedure with any party to the change in control such that all unexercised options may be purchased for an amount equal to the excess of the price of a share paid in a change in control over the exercise price of the award(s).

Shareholder Rights

Under the Tronox Limited Equity Plan, except as otherwise provided with respect to awards of restricted shares and restricted share units, a participant will have no rights as a shareholder with respect to shares covered by any award until the participant becomes the record holder of such shares.

Amendment and Termination

Under the Tronox Limited Equity Plan, the Tronox Limited board of directors may at any time amend, suspend or terminate any or all of the provisions of the Tronox Limited Equity Plan, subject to any requirement of shareholder approval required by applicable law; provided, however, that the Tronox Limited board of directors may make any amendment necessary to avoid the imposition of any taxes under Section 409A of the Internal Revenue Code, without shareholder approval. Subject to the foregoing, the amendment, suspension or termination of the Tronox Limited Equity Plan may not, without the consent of a participant, materially adversely alter or impair any rights or obligations under any award granted to such participant.

Transferability

Awards granted under the Tronox Limited Equity Plan are generally intended to be nontransferable (other than by will or the laws of descent and distribution), except that a participant may, with the prior consent of the Plan Committee, transfer without consideration, awards other than incentive share options to certain family members, to a trust for the exclusive benefit of such family members, or to a partnership or limited liability company, the partners or members of which are exclusively such family members.

In addition, the Tronox Limited Equity Plan provides that it will be a condition of every award that no participant shall offer any shares that are delivered to him or her pursuant to the award for sale within 12 months of the date of issue of the shares, unless the offer does not need a “disclosure document” under the Australian Corporations Act or the offer is not received in Australia (or the award provides otherwise).

Requirements of Law

The Tronox Limited Equity Plan provides that the granting of awards and the delivery of shares under the Plan is subject to all applicable laws. Nothing in the Tronox Limited Equity Plan will require Tronox Limited or any other person to do any act or thing, or refrain from doing any act or thing, if to do or not do the act or thing (as the case may be) would contravene the Australian Corporations Act or other applicable law. Accordingly, if a participant would be entitled to receive a payment or other benefit under the Tronox Limited Equity Plan, or an award in connection with the participant’s termination of service, and payment of such amount or the giving of such benefit would result in Tronox Limited contravening the Australian Corporations Act, the participant will be entitled to receive only the maximum amount that may lawfully be paid, or the benefit to the extent that it may lawfully be given, in connection with the participant’s termination of service.

Effective Date

The effective date of the Tronox Limited Equity Plan is the later of the date on which it is approved by Tronox Limited in general meeting and the adoption of the Tronox Limited Equity Plan by the board of directors of Tronox Limited. Tronox Incorporated proposes to pass a resolution before the First Merger occurs, as sole shareholder of Tronox Limited, approving the Tronox Limited Equity Plan.

Termination Benefits

Tronox Incorporated and its subsidiaries currently have employment agreements, retirement plans and equity award agreements that provide for cash payments and other benefits to its executive officers in connection with a termination of employment or a change in control of Tronox Incorporated, as described in more detail under the heading “—Potential Payments upon Termination or Change in Control.” In addition, see “—Employment Agreements” for a further description of the employment agreements with our executive officers. These agreements and arrangements will remain in effect after the completion of the Transaction. In addition to the existing agreements and arrangements, after the completion of the Transaction, the Tronox Limited board of directors may desire to offer termination benefits of a similar nature to any current or future director or employee of Tronox Limited (or a related body corporate, including Tronox Incorporated) who holds managerial or executive office, where the benefits would become payable or effective when the person’s employment or position terminates. Accordingly, prior to the completion of the Transaction, Tronox Incorporated (in its capacity as the sole shareholder of Tronox Limited) intends to approve the termination benefits under existing agreements and arrangements, as well as the granting of similar termination benefits by Tronox Limited after the completion of the Transaction.

Retirement and Other Benefits

All of our U.S. employees, including our named executive officers, are eligible to participate in our retirement plans and our savings plans. These plans are intended to provide our employees, including our named executive officers, with the opportunity to save for retirement.

We sponsor a tax-qualified retirement savings plan (the “Savings Plan”) pursuant to which all of our U.S.- based employees, including our named executive officers, are able to contribute the lesser of up to 15% of their annual salary or the limit prescribed by the Internal Revenue Service to the Savings Plan on a before-tax basis. Through June 30, 2008, Tronox Incorporated matched 75% of the first 6% of pay that each employee contributed to our Savings Plan. Beginning July 1, 2008, Tronox Incorporated suspended the matching payments. On April 1, 2010, Tronox Incorporated reinstated the company’s matching contribution for all U.S. participating employees. On April 1, 2011, the HRCC approved the addition of a discretionary profit sharing company contribution to the Savings Plan of up to 6% of employees’ contributions, depending on the financial performance during the previous year. For 2011, the HRCC approved a company contribution of 6% to all eligible employees in the United States. All contributions to the Savings Plan, as well as any matching contributions, are fully vested upon contribution. In addition to the Savings Plan, executive officers and certain other eligible executives can participate in a nonqualified retirement savings plan (the “Savings Restoration Plan” and together with the Savings Plan, the “Retirement Plans”). Pursuant to the Savings Restoration Plan, we will contribute at the appropriate level to the Savings Restoration Plan on a before-tax basis any amounts that would be provided under the Savings Plan but for limitations imposed by the Internal Revenue Code on qualified retirement plans. Beginning July 1, 2008, Tronox Incorporated suspended providing benefits under the Savings Restoration Plan. This was reinstated in April 2010. Tronox Incorporated also sponsors a qualified defined benefit retirement plan (the “Qualified Plan”), which was frozen in April of 2009, following our filing for Chapter 11 bankruptcy protection. As part of Tronox Incorporated’s Plan of Reorganization, the Qualified Plan will remain frozen going forward and we will rely on the Savings Plan as our sole employee retirement plan.

We have determined that any risks arising from our compensation programs and policies are not reasonably likely to have a material adverse effect. Our compensation programs and policies mitigate risk by combining performance-based, long-term compensation elements with payouts that are highly correlated to the value delivered to stockholders. The combination of performance measures for annual bonuses and the equity compensation programs, share ownership and retention guidelines for executive officers, as well as the multiyear vesting schedules for equity awards, encourage employees to maintain both a short and a long-term view with respect to company performance.

Deductibility of Executive Compensation

As part of their roles, the HRCC and the board of directors review and consider the deductibility of executive officer compensation under Section 162(m) of the Internal Revenue Code, which provides that, following the applicable transition period, we may not deduct compensation of more than $1,000,000 that is paid to certain individuals unless such compensation qualifies for the “performance-based exemption” provided for under Section 162(m). The board of directors has determined that it will generally seek to capture the tax deduction for all compensation but may award nondeductible compensation when it believes that doing so would be in the best interests of our company and stockholders.

Post Termination and Change in Control

We will be obligated to make certain payments to our executive officers or accelerate the vesting of their equity awards upon a termination of their employment, including termination of their employment in connection with a change in control under the terms of our Retirement Plans, certain awards granted under the 2010 Equity Plan and employment agreements between us and our named executive officers.

We offer the benefits provided by the employment agreements, the Retirement Plans and awards granted under the 2010 Equity Plan upon a change of control in order to be competitive with other employers who provide similar or enhanced benefits and to diminish the potential distraction due to personal uncertainties and risks that are inevitable in a change in control situation or threat. We believe that maintaining such benefits will help keep the management team focused on our performance and the benefit to the stockholders in the event of a change in control.

Effect on Awards Outstanding Under Tronox Incorporated Stock Plans

In accordance with the terms of the restricted common stock grant agreements, all outstanding shares of restricted Tronox Incorporated common stock granted under the Tronox Incorporated Stock Plan prior to the execution of the Transaction Agreement that are outstanding immediately prior to the Transaction will become vested and will be exchanged for merger consideration.

HRCC Interlocks and Insider Participation

No member of the HRCC is or has been one of our officers or employees or has had any relationship with us requiring disclosure under the SEC’s rules and regulations.

SUMMARY COMPENSATION TABLE FOR YEAR-ENDED DECEMBER 31, 2011

The following table sets forth the total compensation for the year ending December 31, 2011 paid to or earned by the named executive officers during 2011.

Name & Principal Position	Year	Salary ($)	Bonus ($)(1)	Stock Awards ($)(2)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)(3)	Nonqualified Deferred Compensation Earnings- ($)(4)	All Other Compensa- tion ($)(5)	Total ($)
Thomas J. Casey	2011	223,077	3,125,000	7,176,502	—	—	—	141,236	10,665,815
Chief Executive Officer	2010	n/a	n/a	—	—	—	—	—	—
	2009	n/a	n/a	—	—	—	—	—	—

Dennis L. Wanlass	2011	772,404	1,395,000	10,404,293	—	—	—	3,352,688	15,924,385
Former Chief Executive Officer	2010	640,000	—	—	—	1,546,745	—	26,834	2,213,579
	2009	640,000	—	—	—	—	—	2,691,907	3,331,907

John D. Romano	2011	358,192	421,200	5,202,208	—	—	67,743	618,211	6,667,554
Executive Vice President	2010	266,000	—	—	—	467,017	(92,001)	9,599	650,615
	2009	266,000	—	—	—	—	225,093	1,210,549	1,701,642

Michael J. Foster	2011	328,942	297,000	4,297,423	—	—	18,443	180,411	5,122,219
VP, General Counsel & Secretary	2010	275,000	—	—	—	329,307	10,583	9,790	624,680
	2009	275,000	—	—	—	—	38,314	1,204,549	1,517,435

Robert C. Gibney	2011	298,927	270,000	2,714,233	1,486,800	—	60,074	497,192	5,327,226
VP, Administration & Materials Procurement	2010	244,200	—	—	—	299,370	(64,079)	8,789	488,280
	2009	244,200	—	—	—	—	189,829	863,027	1,297,056

Edward G. Ritter	2011	191,222	250,000	860,375	660,800	—	23,614	32,525	2,018,536
Controller and Chief Accounting Officer	2010	184,936	—	—	—	12,500	15,038	6,672	219,146
	2009	180,765	—	—	—	—	51,574	215,138	447,477

(1)	Mr. Casey’s bonus includes a $2,000,000 sign-on bonus per the Casey Employment Agreement.
(2)	Restricted stock and stock option values are the fair value of the shares at the grant date.
(3)	See the section captioned “Bonus Plans” for a detailed description of our non-equity incentive plan compensation.
(4)	The amounts in this column do not reflect amounts actually paid to our executive officers for the years reported but rather reflect only the aggregate change in the actuarial present value of each executive officer’s accumulated benefit under the Qualified Plan for the years reported. We did not sponsor any deferred compensation plans or programs. As a result, none of our executive officers had any nonqualified deferred compensation earnings in the years reported.
(5)	The following table shows the components of “All Other Compensation” in the Summary Compensation Table.

ALL OTHER COMPENSATION TABLE

Name	Year	Savings Plan, Discretionary Contribution & Restoration Match ($)(1)(2)(3)	Group Term Life Insurance Premiums ($)	Vacation Payouts ($)	KEIP Bonus Plan($)(4)	Separation Agreement ($)(5)	Other ($)(6)
Thomas J. Casey	2011	140,215	1,021	—	—	—	—
	2010	—	—	—	—	—	—
	2009	—	—	—	—	—	—
Dennis L. Wanlass	2011	248,007	4,681	—	—	3,100,000	—
	2010	22,153	4,681	—	—	—	—
	2009	—	9,346	93,538	2,470,000	—	119,023
John D. Romano	2011	104,907	391	—	—	—	512,913
	2010	9,208	391	—	—	—	—
	2009	—	778	39,771	1,170,000	—	—
Michael J. Foster	2011	93,791	271	—	—	—	86,349
	2010	9,519	271	—	—	—	—
	2009	—	540	33,581	1,170,000	—	—
Robert C. Gibney	2011	78,000	351	—	—	—	418,841
	2010	8,453	336	—	—	—	—
	2009	—	6	18,021	845,000	—	—
Edward G. Ritter	2011	29,021	378	—	—	—	3,126
	2010	6,436	236	—	—	—	—
	2009	—	471	12,167	202,500	—	—

(1)	Tronox Incorporated suspended the 401(k) savings match program on July 1, 2008 and reinstated the match program on April 1, 2010
(2)	Tronox Incorporated suspended the Savings Restoration Plan match on July 1, 2008 and reinstated the match program on April 1, 2010
(3)	Tronox Incorporated initiated a new discretionary contribution to the Savings Investment Plan and this was retroactive to January 1, 2011 Further updates to the Savings Investment Plan were made to include bonus payments in the 401(k) eligible earnings calculations for the new discretionary contribution.
(4)	Discretionary bonuses were made to key executives per the approved Key Employee Incentive Program (KEIP)
(5)	Represents amount paid to Mr. Wanlass under his separation agreement, in connection with his resignation, which was treated as a termination without cause under his employment agreement. See the section captioned “Separation Agreement” for a more detailed description of Mr. Wanlass’s separation agreement.
(6)	Other amounts paid consist of Chapter 11 bankruptcy claims paid in either stock or cash payments and also personal air travel. Robert Gibney’s other amount includes $1,130 of personal air travel fringe benefits.

GRANTS OF PLAN-BASED AWARDS DURING 2011

Name	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			Grant Date	Number of Shares or Stock (#)	All other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Awards ($/SH)	Grant Date Fair Value of Restricted Stock and Option Awards(2)

	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)(3)	Max. (#)
Thomas J. Casey(1)	n/a	337,500	1,012,500				10/5/2011	50,000	n/a	$83.53	$4,176,500
					18,851
					8,079		10/5/2011	26,930	n/a	$111.40	$3,000,002

Dennis L. Wanlass	775,000	775,000	1,395,000				2/14/2011	84,933	n/a	$122.50	$10,404,293

John D. Romano	117,000	234,000	421,200				2/14/2011	42,467	n/a	$122.50	$5,202,208

Michael J. Foster	82,500	165,000	297,000				2/14/2011	35,081	n/a	$122.50	$4,297,423

Robert C. Gibney	75,000	150,000	270,000				2/14/2011	22,157		$122.50	$2,714,233
							12/13/2011		22,500		$1,486,800

Edward G. Ritter	28,910	57,820	92,511				2/14/2011	2,000		$122.50	$245,000
							8/5/2011	4,500		$136.75	$615,375
							12/13/2011		10,000		$660,800

(1)	Thomas Casey’s employment agreement provides for a maximum award of three times his target bonus (150%). The amounts are prorated on three months of service in 2011.
(2)	The Fair Market value of Stock Options was calculated using a Black-Scholes Value of $66.08 as of the grant date of December 13, 2011.
(3)	Thomas Casey’s equity incentive plan award totals 26,930 shares of restricted stock. However, only 18,851 shares or 70% of the grant is subject to performance for vesting purposes.

OUTSTANDING EQUITY AWARDS AT DECEMBER 31, 2011

The following table shows the number of shares covered by exercisable and unexercisable options and unvested stock awards owned by our named executive officers on December 31, 2011.

	Option Awards					Stock awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested(#)(1)	Market Value of Shares or Units of Stock that Have Not Vested($)(2)
Thomas J. Casey	—	—		—	—	50,000	6,000,000
						26,930	3,231,600

Dennis L. Wanlass	—	—		—	—	31,750	3,810,000

John D. Romano	—	—		—	—	28,312	3,397,440

Michael J. Foster	—	—		—	—	23,389	2,806,680

Robert C. Gibney	—	22,500	(3)		12/13/2021
						14,773	1,772,760

Edward G. Ritter	—	10,000	(3)		12/13/2021
						1,336	160,320
						4,500	540,000

(1)	See detailed vesting information on Thomas Casey in the section “Awards under the 2010 Equity Plan.” Mr. Wanlass’s restricted stock will vest per his separation agreement. Mr. Romano, Mr. Foster, Mr. Gibney and Mr. Ritter’s restricted stock will vest at each quarter end following the date of grant for 12 quarters over a three year time period or vesting will accelerate upon consummation of the Transaction.
(2)	Based on a stock price of $120, the closing price of our stock on December 30, 2011.
(3)	Options granted December 13, 2011 with even graded vesting over three years on each year of the anniversary date.

OPTION EXERCISES AND STOCK VESTED DURING 2011

The table below provides information regarding the vesting during 2011 of restricted stock awards held by our named executive officers. None of our named executive officers exercised stock options during 2011.

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)(2)		Value Realized on Vesting ($)(1)
Thomas J. Casey	n/a	n/a	n/a	(3)	n/a
Dennis L. Wanlass	n/a	n/a	53,183		6,244,213
John D. Romano	n/a	n/a	21,846		1,708,361
Michael J. Foster	n/a	n/a	19,092		1,412,413
Robert C. Gibney	n/a	n/a	11,749		891,618
Edward G. Ritter	n/a	n/a	1,939		81,268

(1)	Values realized on vesting are determined by multiplying the number of shares that vested by the fair market value on the applicable date, which is based upon the closing price of our Class A common stock on the Pink Sheets on the vesting date.
(2)	The number of shares acquired on vesting includes prior Tronox stock before current stock ticker Trox.pk and vesting occurred on January 11, 2011.
(3)	Mr. Casey had 2,167 shares of restricted stock vest during 2011 that were granted to him in his capacity as a non-employee director. See the section captioned “2011 Director Compensation” for a further description of Mr. Casey’s compensation as a non-employee director.

PENSION BENEFITS FOR THE YEAR-ENDED DECEMBER 31, 2011

We maintain the Qualified Plan and related trust for all employees, which was frozen in April of 2009.

As part of Tronox Incorporated’s separation from Kerr-McGee, it established the Retirement Plans and the trusts related to our Retirement Plans and accepted the transfer of assets and liabilities from the corresponding trusts for the Kerr-McGee retirement plans. All employees received credit for their service as Kerr-McGee employees prior to the establishment of our Retirement Plans.

All amounts set forth in the table below reflect normal retirement benefits that would be paid to each executive officer assuming the executive officer retired at the earliest retirement age that they could receive unreduced benefits (generally age 60).

Name(a)	Plan Name(b)	Number of Years Credited Service (c)(#)	Present Value of Accumulated Benefit (d)($)(1)	Payments During Last Fiscal Year (e)($)
Thomas J. Casey(2)	Tronox Incorporated Retirement Plan	0.000	—	—

Dennis L. Wanlass(2)	Tronox Incorporated Retirement Plan	0.000	—	—

John D. Romano	Tronox Incorporated Retirement Plan	20.167	417,408	—

Michael J. Foster	Tronox Incorporated Retirement Plan	6.00	107,702	—

Robert C. Gibney	Tronox Incorporated Retirement Plan	17.667	388,590	—

Edward G. Ritter	Tronox Incorporated Retirement Plan	6.75	159,727	—

(1)	The present value of accumulated benefits for the Tronox Incorporated Retirement Plan as of December 31, 2011 was determined using the FAS 87 assumptions in effect on December 31, 2011. The FAS 87 discount rate was 4.50%.
(2)	Thomas J. Casey and Dennis L. Wanlass are not participants in the Tronox Incorporated Retirement Plan The lump sum assumption for the Tronox Incorporated Retirement Plan is based on IRS 417 (e) interest rates and mortality using a one-year stability period with a two-month look-back period.

The amounts shown in column (d) are determined according to prescribed SEC assumptions and may not reflect the benefits actually payable from the Retirement Plans if the named executive had retired during the last fiscal year.

The above present values assume that the executive commences his or her accrued benefits at his or her earliest unreduced age under the plan provisions in effect at December 31, 2011.

Retirement benefits are calculated based upon years of service and “final average monthly compensation.” For benefits earned prior to January 1, 2009, an employee’s final average monthly compensation is the highest average compensation for any period of 36 consecutive calendar months out of the final 120 consecutive calendar months prior to that employee’s termination. For benefits earned beginning January 1, 2009, final average monthly compensation is the highest average compensation for any period of 60 consecutive calendar months out of the final 120 consecutive calendar months prior to that employee’s termination.

Employment Agreements

On January 1, 2011, Tronox Incorporated entered into employment agreements with all of its named executive officers (the “Employment Agreements”). The Employment Agreements replaced their previous employment agreements. The Employment Agreements provide for the continued employment of Mr. Wanlass as the Chief Executive Officer, Mr. Romano as Executive Vice President, Mr. Foster as Vice President and General Counsel and Mr. Gibney as Vice President, Administration and Materials Procurement, in each case, for a term beginning on the Effective Date and continuing until December 31, 2015 (the “Employment Term”). Capitalized terms used but not defined within this section have the meanings set forth in the Employment Agreements.

Employment may be terminated during the Employment Term by an executive with or without Good Reason or by Tronox Incorporated upon an executive’s death, Disability, or termination with or without Cause. The Employment Agreements provide for an annual base salary of $775,000, $360,000, $330,000, and $300,000 for each of Messrs. Wanlass, Romano, Foster and Gibney, respectively. The Employment Agreements also provide that, for the 2010 fiscal year, the executives will be eligible for a cash performance bonus under Tronox Incorporated’s 2010 Cash Incentive Plan, subject to achievement of the specified performance targets, and that thereafter the executives will be paid an annual cash performance bonus (an “Annual Bonus”) in respect of each fiscal year that ends during the Employment Term, to the extent earned based on performance against objective performance criteria. The annual bonus opportunity will be 100%, 65%, 50% and 50% of base salary for each of Messrs. Wanlass, Romano, Foster and Gibney, respectively, for the 2011 fiscal year, and will be set by Tronox Incorporated’s HRCC for each fiscal year thereafter. The Employment Agreements also entitle the executives, during the Employment Term, to paid vacation in accordance with the applicable policies of Tronox Incorporated, and to participate in such medical, dental and life insurance, retirement and other plans as Tronox Incorporated may have or establish from time to time on terms and conditions applicable to other senior executives of Tronox Incorporated generally.

The Employment Agreements also provide for the grant of an Emergence Award to each of Messrs. Wanlass, Romano, Foster and Gibney, respectively, as described above. In addition, commencing in 2011 and each year thereafter during the Employment Term, the executives will be eligible to receive annually a grant of an equity-based award under the 2010 Equity Plan as determined by Tronox Incorporated’s Human Resources and Compensation Committee.

If an executive’s employment is terminated by reason of death or Disability, Tronox Incorporated will pay the executive (i) all accrued benefits under his Employment Agreement and (ii) a lump sum payment of an amount equal to a pro rata portion (based upon the number of days the executive was employed during the calendar year in which the date of termination occurs) of the Annual Bonus that would have been paid to the executive if he had remained employed based on actual performance. If an executive’s employment is terminated by Tronox Incorporated for Cause, by the executive without Good Reason, or as a result of the expiration of the Employment Term, Tronox Incorporated will pay the executive all accrued benefits. If an executive’s employment is terminated by Tronox Incorporated without Cause or by the executive with Good Reason, Tronox Incorporated will pay the executive: (i) all accrued benefits; (ii) a lump sum payment of an amount equal to a pro rata portion of the Annual Bonus that would have been paid to the executive if he had remained employed based on actual performance; (iii) a lump sum payment of an amount equal to the product of (x) 2.0, for Mr. Wanlass or 1.0 for each of Messrs. Romano, Foster and Gibney, respectively, and (y) the sum of the executive’s base salary and target bonus. In addition, the executive and his covered dependents will be entitled to continued participation on the same terms and conditions as applicable immediately prior to the executive’s date of termination for the 18 month period for Mr. Wanlass and the one year period for each of Messrs. Romano, Foster and Gibney, respectively, following the date of termination in such medical, dental, and hospitalization insurance coverage in which the executive and his eligible dependents were participating immediately prior to the date of termination. All amounts payable under the Employment Agreements beyond the accrued benefits are subject to the executive’s execution of a release of claims in favor of Tronox Incorporated.

If an executive is terminated by Tronox Incorporated, other than for Cause or due to death or Disability, or the executive resigns for Good Reason, during the 12 month period after a Change in Control, then the executive will receive the benefits otherwise payable in connection with a termination by Tronox Incorporated without Cause or by the executive with Good Reason, except that (I) the lump sum payment described in subpart (iii) above will be equal to the product of (x) 3.0, in the case of Mr. Wanlass, or 2.0, in the case of Messrs. Romano, Foster and Gibney, respectively, and (y) the sum of the executive’s base salary and target bonus and (II) each executive will be entitled to 18 months of continued participation in Tronox Incorporated’s benefit plans.

In addition, the Employment Agreements provide for (i) general restrictions on the disclosure of confidential information, (ii) an inventions assignment covenant, (iii) an agreement that during the executive’s employment with Tronox Incorporated and for a period of 12 months thereafter the executive will not compete with Tronox Incorporated or solicit Tronox Incorporated’s employees, and (iv) a mutual agreement between the executive and Tronox Incorporated that during the executive’s employment with Tronox Incorporated and for a period of two years thereafter the executive will not disparage Tronox Incorporated or its directors and executive officers, and Tronox Incorporated, as well as its employees, executive officers and members of the board of directors, will not disparage the executive.

Mr. Ritter does not have an employment agreement.

Effective October 5, 2011, Tronox Incorporated hired Thomas Casey as its Chief Executive Officer, in addition to his continuing service as the company’s Chairman of the board of directors. In connection with Mr. Casey’s commencement of employment as Chief Executive Officer, Tronox Incorporated and Mr. Casey entered into the Casey Offer Letter. Pursuant to the Casey Offer Letter, Tronox Incorporated and Mr. Casey agreed to formalize the terms of Mr. Casey’s employment and enter into the Casey Employment Agreement. Accordingly, Tronox Incorporated and Mr. Casey agreed to the terms of the Casey Employment Agreement and the HRCC approved the terms of the Casey Employment Agreement on April 11, 2012, incorporating the terms of the Casey Offer Letter and setting forth the terms of Mr. Casey’s employment. The Casey Employment Agreement provides for Mr. Casey to serve as the Chief Executive Officer and Chairman of the board of directors and contemplates an initial three year term of employment, with automatic successive one-year renewal periods, unless terminated by either party upon at least 180 days’ advance notice. In addition, the Casey Employment Agreement provides for an annual base salary of no less than $1,000,000, the entitlement to customary employee benefits, and an annual target bonus opportunity of 150% of base salary with a maximum annual bonus opportunity equal to three times target bonus. The Casey Employment Agreement also provides Mr. Casey with a pro rata bonus for fiscal year 2011. In connection with Mr. Casey’s commencement of employment, Mr. Casey was paid a cash “sign-on” bonus of $2.0 million. This bonus is subject to a ratable “clawback” in the event of his resignation without good reason or his employment is terminated for cause prior to the first anniversary of his employment. Mr. Casey was also granted a “sign-on” equity grant of 50,000 shares of restricted stock which will cliff vest on the third anniversary of the date of grant and an initial equity award consisting of 26,930 shares of restricted stock vesting as follows: (i) 30% of such grant will vest in equal installments on each of the first three anniversaries of the date of grant, and (ii) 70% of such grant will be eligible to vest based upon the achievement of the following performance criteria: (a) 50% of such award will vest based upon “total shareholder return” for the three year period beginning October 1, 2011 and ending September 30, 2014 and (b) 50% of such award will vest based upon “return on invested capital” over the three year period beginning October 1, 2011 and ending September 30, 2014. In addition, the Casey Employment Agreement provides for Mr. Casey to receive an annual RSU or restricted stock grant (or another form of equity award with an equivalent value) with a value at grant equal to $3.0 million. The Casey Employment Agreement also provides that subsequent RSU or restricted stock grants will be based on the volume-weighted average price over the 30- day period preceding the date of grant.

In the event Mr. Casey’s employment is terminated without cause or he terminates employment for good reason prior to a “Qualified Change in Control” (which generally means a Change in Control as defined under the 2010 Management Equity Incentive Plan, excluding the Transaction), subject to the execution of a release of claims, he will receive: (i) his base salary through the date of termination plus a pro rata bonus for the year of termination; (ii) an amount equal to two times the sum of his base salary and annual target bonus, payable in installments over the 12 month period following his termination of employment; (iii) accelerated vesting of all equity awards subject to time-based vesting conditions; (iv) accelerated vesting of all equity awards subject to performance-based vesting conditions if the performance vesting criteria have been met as of the date of termination, taking into consideration any abbreviation of the performance period resulting from the termination of employment and (v) continued COBRA coverage for 18 months. In addition, in the event Mr. Casey’s employment is terminated without cause or for good reason following a Qualified Change in Control, Mr. Casey will be entitled to the same benefits as described above, except that he will be entitled to three times the sum of his base salary and annual target bonus under subpart (ii) above. In the event Mr. Casey’s employment is terminated due to his death or disability, he will be entitled to (I) his base salary through the date of termination plus a pro rata bonus for the year of termination, (II ) his “sign-on” grant (50,000 shares of restricted stock) will be subject to pro rata vesting based on the number of months he was employed divided by 36 months, subject to minimum vesting of 25% of such award, and (III) continued COBRA coverage for 18 months.

In addition, the Casey Employment Agreement provides for (i) general restrictions on the disclosure of confidential information, (ii) an inventions assignment covenant, (iii) an agreement that during his employment and for a period of 12 months thereafter he will not compete with Tronox Incorporated or solicit Tronox Incorporated’s employees, and (iv) a mutual agreement between Mr. Casey and Tronox Incorporated that during his employment and for a period of two years thereafter he will not disparage Tronox Incorporated or its directors and executive officers, and Tronox Incorporated, as well as its employees, executive officers and members of the board of directors, will not disparage Mr. Casey.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGES IN CONTROL

We will be obligated to make certain payments to our executive officers or accelerate the vesting of their equity awards pursuant to the following plans or agreements upon a termination of their employment, including termination of their employment in connection with a change in control:

(1)	employment agreements;

(2)	our Retirement Plans; and

(3)	awards agreements issued under the 2010 Equity Plan.

Payments Made Upon Termination Without Cause or for Good Reason in Connection with a Change in Control

In the event that an executive officer is terminated within 12 months after a change in control (or in anticipation of a change in control under certain circumstances) other than for cause, death or disability or if the executive officer resigns for good reason, such executive officer will be entitled to lump sum cash severance benefits (and continuation of benefits coverage), which will consist of the following:

(1)	either three (3) times or two (2) times the sum of (i) the executive officer’s annual base salary, and (ii) the executive officer’s target bonus in the year of his or her termination;

(2)	any accrued but unpaid annual base salary through the date of termination;

(3)	the unpaid portion of any bonuses previously earned by the executive officer plus the pro-rata portion of the target bonus for the executive officer in the year of termination; and

(4)	any accrued and unused sick and vacation pay.

The executive officer shall also be entitled to the following:

(1)	continued medical, dental, vision and life insurance coverage for the executive officer and his or her eligible dependents for a period ending on the earlier of 18 months following the date of termination or the commencement of comparable coverage by the executive officer with a subsequent employer; and

(2)	immediate 100% vesting of all outstanding stock options, stock appreciation rights, performance awards and restricted stock issued by us.

Payments Made Upon Termination Without Cause or Good Reason Not in Connection With a Change in Control

If an executive officer’s employment is terminated without cause or good reason and the termination is not made subject to the provisions related to termination in connection with a change in control, the executive officer will be entitled to receive the following amounts in a lump sum cash payment:

(1)	either two (2) times or one (1) times the sum of (i) the executive officer’s annual base salary, and (ii) the executive officer’s target bonus in the year of his or her termination. Such payment will be reduced, but not less than zero, by the amount of any other severance payments or similar payments made by us as a result of the termination;

(2)	any accrued but unpaid annual base salary through the date of termination;

(3)	the unpaid portion of any bonuses previously earned by the executive officer plus the pro rata portion of the actual bonus, if any, to be paid for the year in which the date of termination occurs; and

(4)	any accrued and unused sick and vacation pay.

The executive officers shall also be entitled to the continued medical, dental, vision and life insurance coverage for the executive officer and his or her eligible dependents for a period ending on the earlier of 18 months following the date of termination or the commencement of comparable coverage by the executive officer with a subsequent employer.

Payments Made Upon Termination for Death, Disability or Retirement

If the executive officer’s employment is terminated by reason of death, disability or retirement, the executive officer will receive:

(1)	any accrued but unpaid annual base salary and bonus through the date of termination;

(2)	the pro-rata portion of the executive officer’s target bonus in the year of termination (calculated through the date of termination) (but not in the event of retirement); and

(3)	any accrued and unused sick and vacation pay.

Retirement Plans

Executive officers who are eligible under our Retirement Plans will receive benefits upon their death, disability or retirement. If an executive officer is terminated other than for cause or the executive officer terminates his or her employment for good reason within three years of a change in control, then that executive officer’s retirement income under the Savings Restoration Plan will be determined by crediting the executive officer with two (2) more years of service and three (3) additional years of age. Executive officers could also be eligible for early enhanced retirement benefits in the event that their position is eliminated involuntarily as a direct result of the elimination of his or her position of employment or the closure of all or any part of our United States operations. See the discussion under “Retirement and Other Benefits” for a summary of the Retirement Plans.

Long-Term Incentives

If the executive’s employment is terminated by Tronox Incorporated without Cause, by the executive for Good Reason or due to the executive’s death or Disability (as such terms are defined in the Employment Agreements, and for Mr. Ritter, the 2010 Equity Plan), 50% of all remaining unvested shares of restricted stock will immediately become vested upon such termination. If, upon or within 100 days prior to the date of announcement by Tronox Incorporated of a transaction that would constitute a Change in Control (as such term is defined in the 2010 Equity Plan), the executive’s employment is terminated by Tronox Incorporated without Cause, by the executive for Good Reason or due to the executive’s death or Disability, 100% of all remaining unvested shares of restricted stock will immediately become vested as of such termination, subject to and conditioned upon the consummation of the Change in Control transaction. Upon a Change in Control, 100% of all remaining unvested shares of restricted stock will immediately become vested, provided the executive is continuously employed by Tronox Incorporated or its subsidiaries through the date of such Change in Control.

All unvested shares of restricted stock (determined after giving effect to any provision for accelerated vesting, as described above) will be immediately forfeited upon the termination of the executive’s employment for any reason.

Death, Disability or Retirement

If an employee’s employment is terminated by reason of disability or retirement, all options held by the employee will vest and may be exercised within a period not to exceed the lesser of four years following such termination or the remaining term of the option. If an employee dies while employed by us or within three months following after the termination of such employee (except for termination for cause), all options held by that employee will vest and may be exercised by the employee’s estate or heir within a period not to exceed the lesser of four years following such termination or the remaining term of the option.

If an employee’s employment is terminated by reason of death, disability or retirement during the restricted period for any restricted stock awards, the restricted period will lapse and the employee will receive the shares of restricted stock.

Calculation of Total Amounts Payable upon Termination or Change in Control

The following tables provide the amount of compensation payable to each named executive officer upon termination within two years of a change in control for (i) termination without cause or (ii) termination for good reason by the executive officer. The tables also show the amount of compensation payable to each named executive officer upon his or her voluntary resignation, termination for cause, retirement, disability or death. Except as noted, the amounts shown below assume that such termination was effective as of December 31, 2011, and thus includes amounts earned through such time and are estimates of the amounts which would be paid to each executive officer upon his or her termination. In addition, the tables below assume that the Employment Agreements, which became effective upon our emergence from Chapter 11 bankruptcy proceedings, were in effect on December 31, 2011. The actual amounts to be paid to each executive officer can only be determined at the time of that named executive officer’s termination. All footnotes to the tables below apply to all tables and are presented after the final table.

Thomas Casey

Mr. Casey was hired on October 5, 2011 and the terms of his employment are included in the Casey Employment Agreement. The following summary assumes that the Casey Employment Agreement was in effect on December 31, 2011.

In the event Mr. Casey’s employment is terminated by Tronox Incorporated without cause, he will receive:

•	Base salary due through the date of termination plus a pro rata bonus for the year of termination;

•	Two times the sum of his base salary and annual target bonus, payable in installments;

•	Accelerated vesting of all equity awards subject to time-based vesting conditions;

•

Accelerated vesting of all equity awards subject to performance-based vesting conditions if the performance vesting criteria have been met as of the date of termination, taking into consideration any abbreviation of the performance period resulting from the termination of employment; and

•	Continued COBRA coverage for a period of 18 months.

In the event Mr. Casey’s employment is terminated without cause or for good reason following a change of control transaction, other than the Transaction, Mr. Casey will also be entitled to accelerated vesting of all outstanding equity grants.

In the event Mr. Casey’s employment is terminated due to his death or disability, his “sign-on” equity grant (50,000 RSUs or restricted stock shares) will be subject to pro-rata vesting based on the number of months he was employed by Tronox Incorporated divided by 36 months, provided in no event will the accelerated vesting result in less than 25 percent of the sign-on grant being vested. In addition, Mr. Casey will be entitled to his base salary through the date of termination plus a pro rata bonus for the year of termination and continued COBRA coverage for 18 months.

In the event Mr. Casey’s employment is terminated without cause or for good reason following a change of control transaction, other than the Transaction, Mr. Casey will also be entitled to the following benefits:

•	Base salary due through the date of termination plus a pro rata bonus for the year of termination;

•	Three times the sum of his base salary and annual target bonus, payable in installments;

•	Accelerated vesting of all equity awards subject to time-based vesting conditions;

•

Accelerated vesting of all equity awards subject to performance-based vesting conditions if the performance vesting criteria have been met as of the date of termination, taking into consideration any abbreviation of the performance period resulting from the termination of employment; and

•	Continued COBRA coverage for a period of 18 months.

The following chart assumes payments to the executives with an assumed termination date of December 31, 2011.

Thomas Casey

Executive Benefits and Payments Upon Termination	Voluntary Resignation ($)	Retirement ($)(1)	Disability ($)(2)	Death ($)(3)	Involuntary Termination ($)(4)	Termination Resulting from Change in Control ($)(5)
Cash Compensation
Cash Severance	—	—			5,000,000	7,500,000
Accrued Sick & Vacation Pay(a)	144,231	—	192,308	192,308	192,308	192,308
Accrued Target Bonus	—	—	1,012,500	1,012,500	1,012,500	1,012,500
Equity
Restricted Stock	—	—	3,115,800	3,115,800	9,231,600	9,231,600
Retirement Benefits
Qualified Plan	—	—	—	—	—	—
Medical Benefits
Medical, Dental, Vision	—	—	27,372	27,372	27,372	27,372
Total:	144,231	—	4,347,980	4,347,980	15,463,780	17,963,780

(a)	In the case of a voluntary resignation only accrued vacation is paid out. In the case of Disability, Death, Involuntary Termination or Termination Resulting from a Change in Control, accrued vacation and sick leave balances will be paid out.

Dennis L. Wanlass

Mr. Wanlass signed a separation agreement effective December 21, 2011 and the following table values reflect the terms of the separation agreement as if he were terminated on December 31, 2011. See the section captioned “Separation Agreement” for a narrative description of Mr. Wanlass’s separation agreement.

Executive Benefits and Payments Upon Termination	Voluntary Resignation ($)	Retirement ($)(1)	Disability ($)(2)	Death ($)(3)	Involuntary Termination ($)(4)	Termination Resulting from Change in Control ($)(5)
Cash Compensation
Cash Severance	—	—	—	—	1,550,000	1,550,000
Target Bonus	—	—	—	—	1,395,000	1,395,000
Accrued Sick & Vacation Pay(a)	229,519	—	359,183	359,183	359,183	359,183
Accrued Target Bonus	—	—	—	—	—	—
Equity
Restricted Stock	—	—	—	—	—	3,810,000
Retirement Benefits
Qualified Plan	—	—	—	—	—	—
Medical Benefits
Medical, Dental, Vision	—		27,372	27,372	27,372	27,372
Total:	229,519	—	386,555	386,555	3,331,555	7,141,555

(a)	In the case of a voluntary resignation only accrued vacation is paid out. In the case of Disability, Death, Involuntary Termination or Termination Resulting from a Change in Control, accrued vacation and sick leave balances will be paid out.

John D. Romano

Executive Benefits and Payments Upon Termination	Voluntary Resignation ($)	Retirement ($)(1)	Disability ($)(2)	Death ($)(3)	Involuntary Termination ($)(4)	Termination Resulting from Change in Control ($)(5)
Cash Compensation
Cash Severance	—	—	360,000	360,000	360,000	720,000
Target Bonus	—	—	234,000	234,000	234,000	468,000
Accrued Sick & Vacation Pay(a)	112,154	—	422,308	422,308	422,308	422,308
Accrued Target Bonus	—	—	234,000	234,000	234,000	234,000
Equity
Restricted Stock	—	—	2,300,000	2,300,000	2,300,000	2,300,000
Retirement Benefits
Qualified Plan	209,127	—	209,127	209,127	209,127	209,127
Medical Benefits
Medical, Dental, Vision	—	—	40,713	40,713	40,713	40,713
Total:	321,281	—	3,800,148	3,800,148	3,800,148	3,800,148

(a)	In the case of a voluntary resignation only accrued vacation is paid out. In the case of Disability, Death, Involuntary Termination or Termination Resulting from a Change in Control, accrued vacation and sick leave balances will be paid out.

Michael J. Foster

Executive Benefits and Payments Upon Termination	Voluntary Resignation ($)	Retirement ($)(1)	Disability ($)(2)	Death ($)(3)	Involuntary Termination ($)(4)	Termination Resulting from Change in Control ($)(5)
Cash Compensation
Cash Severance	—	—	330,000	330,000	330,000	660,000
Target Bonus	—	—	165,000	165,000	165,000	330,000
Accrued Sick & Vacation Pay(a)	73,615	—	187,212	187,212	187,212	187,212
Accrued Target Bonus	—	—	165,000	165,000	165,000	165,000
Equity
Restricted Stock	—	—	1,900,000	1,900,000	1,900,000	1,900,000
Retirement Benefits
Qualified Plan	51,081	—	51,081	51,081	51,081	51,081
Medical Benefits
Medical, Dental, Vision	—	—	40,689	40,689	40,689	40,689
Total:	124,696	—	2,838,982	2,838,982	2,838,982	2,838,982

(a)	In the case of a voluntary resignation only accrued vacation is paid out. In the case of Disability, Death, Involuntary Termination or Termination Resulting from a Change in Control, accrued vacation and sick leave balances will be paid out.

Robert C. Gibney

Executive Benefits and Payments Upon Termination	Voluntary Resignation ($)	Retirement ($)(1)	Disability ($)(2)	Death ($)(3)	Involuntary Termination ($)(4)	Termination Resulting from Change in Control ($)(5)
Cash Compensation
Cash Severance	—	—	300,000	300,000	300,000	600,000
Target Bonus	—	—	150,000	150,000	150,000	300,000
Accrued Sick & Vacation Pay(a)	79,327	—	288,318	288,318	288,318	288,318
Accrued Target Bonus	—	—	150,000	150,000	150,000	150,000
Equity
Restricted Stock	—	—	1,200,000	1,200,000	1,200,000	1,200,000
Retirement Benefits
Qualified Plan	211,027	—	211,027	211,027	211,027	211,027
Medical Benefits
Medical, Dental, Vision	—	—	44,167	44,167	44,167	44,167
Total:	290,354	—	2,343,512	2,343,512	2,343,512	2,343,512

(a)	In the case of a voluntary resignation only accrued vacation is paid out. In the case of Disability, Death, Involuntary Termination or Termination Resulting from a Change in Control, accrued vacation and sick leave balances will be paid out.

Edward G. Ritter(6)

Executive Benefits and Payments Upon Termination	Voluntary Resignation ($)	Retirement ($)(1)	Disability ($)(2)	Death ($)(3)	Involuntary Termination ($)(4)	Termination Resulting from Change in Control ($)(5)
Cash Compensation
Cash Severance	—	—	—	—	192,732	192,732
Target Bonus	—	—	—	—	—	—
Accrued Vacation and Sick Pay(a)	45,681	—	118,697	118,697	118,697	118,697
Accrued Target Bonus	—	—	—	—	—	—
Equity
Restricted Stock	—	—	—	—	540,000	540,000
Retirement Benefits
Qualified Plan	91,597	—	91,597	91,597	91,597	91,597
Medical Benefits	—		—	—	—	—
Total:	137,278	—	210,294	210,294	943,026	943,026

(a)	In the case of a voluntary resignation only accrued vacation is paid out. In the case of Disability, Death, Involuntary Termination or Termination Resulting from a Change in Control, accrued vacation and sick leave balances will be paid out.
(1)	None of our current Officers are retirement eligible as of December 31, 2011.
(2)	Calculations for the Cash Severance are based on annual rates of pay. Mr. Romano, Mr. Gibney and Mr. Foster would receive one time their annual salary in the case of a disability. Target bonuses are based on annual rates of pay. Mr. Romano would receive 65% of his annual salary. Mr. Foster and Mr. Gibney would each receive half of their annual base salary.
(3)	Calculations for the Cash Severance are based on annual rates of pay. The beneficiaries of Mr. Romano, Mr. Gibney and Mr. Foster would receive one time their annual salary in the case of death.
(4)

Calculations for an Involuntary Termination are based on annual rates of pay. Mr. Wanlass would receive $1,550,000 per his separation agreement. Mr. Romano, Mr. Foster and Mr. Gibney would each receive one times their annual base salary plus target bonus. Mr. Casey would receive two times the sum of his base salary plus target bonus.
(5)	Cash severance payments for a Termination Resulting from a Change in Control are also based on annual rates of pay. Mr. Romano, Mr. Foster and Mr. Gibney would each receive two times their annual base salary and target bonus. Restricted stock for Mr. Wanlass is calculated based on his separation agreement and his remaining restricted stock of 37,150 shares at $120 a share, which is the closing price on December 30, 2011. Mr. Casey would receive three times his base salary plus target bonus.
(6)	Mr. Ritter does not have an employment agreement with Tronox Incorporated. He has a letter that grants him one year of severance pay in the case of a Termination Resulting from a Change of Control. He also has restricted stock of 4,500 shares that will vest at the time of a Change of Control event. The value of restricted stock is calculated at $120 a share, which is the closing price on December 30, 2011.

2011 Director Compensation

In connection with our emergence from Chapter 11 bankruptcy proceedings, the Bankruptcy Court approved a director compensation package (the “Director Compensation Policy”). Under the Director Compensation Policy, all non-employees directors are entitled to an annual cash retainer of $70,000 for service on the board of directors payable quarterly, plus additional cash compensation payable quarterly as follows:

•	The chairman of the board of directors will receive an additional annual retainer of $50,000;

•	The chairman of the Audit Committee will receive an additional annual retainer of $50,000;

•	Each co-chairman of the Strategic Committee will receive an additional annual retainer of $30,000;

•	The chairman of the Human Resources and Compensation Committee will receive an additional annual retainer of $20,000;

•

The chairman of each of the Governance Committee, Nominating Committee or another committee established by the board of directors, respectively, will receive an additional annual retainer of $20,000; and

•

A committee member of each of the Audit Committee, Strategic Committee, Human Resources and Compensation Committee, Governance Committee, Nominating Committee or another committee established by the board of directors, respectively, who is not serving as chairman of such committee, will receive an additional annual retainer of $15,000.

In addition, the Director Compensation Policy provides that within 60 days following our emergence from Chapter 11 bankruptcy proceedings, non-employee directors will be entitled to receive a grant of restricted stock under the terms of the 2010 Equity Plan with a value equal to $70,000, determined by dividing $70,000 by the average of the ten day trading price of Tronox Incorporated’s stock for the ten day period commencing on the 20th trading day following the Effective Date and rounding down to the nearest full share. Such grant of restricted stock will vest in four pro-rata equal installments on the last day of each calendar quarter during the one-year period following the Effective Date, provided that the non-employee director is then providing services to the board of directors on each such vesting date. The Director Compensation Policy also provides that within 30 days of the Effective Date, non-employee directors will receive a grant of 2,500 shares of restricted stock to be granted under the 2010 Equity Plan. Such grant of restricted stock will vest in 12 pro-rata equal installments on the last day of each calendar quarter that ends following the Effective Date, provided that the non-employee director is then providing services to the board of directors on each such vesting date.

Additionally, non-employee directors will be entitled to receive a grant of restricted stock under the 2010 Equity Plan consisting of the following, provided that a portion of the restricted stock award that has not vested is subject to forfeiture commencing in calendar year 2014 upon a majority vote of Tronox Incorporated’s stockholders:

•	The chairman of the board of directors will receive 6,500 shares;

•	Each co-chairman of the Strategic Committee, who is not serving as chairman of the board of directors, will receive 6,500 shares;

•	The chairman of the Audit Committee, if he or she is not serving as chairman of the board of directors or chairman of the Strategic Committee, will receive 4,500 shares; and

•	All non-employee directors, other than the chairman of the board of directors and the chairmen of the Strategic Committee and Audit Committee, will receive 3,500 shares.

The foregoing grants of restricted stock will be subject to the following vesting schedule, provided that the non-employee director is then providing services to the board of directors on each such vesting date: (i) 12.5% of the restricted stock shall vest on December 31, 2011, (ii) 12.5% of the restricted stock shall vest on December 31, 2012, (iii) 12.5% of the restricted stock shall vest on December 31, 2013, (iv) 20% of the restricted stock shall vest on December 31, 2014, and (v) 42.5% of the restricted stock shall vest on December 31, 2015, provided that all unvested shares of restricted stock shall immediately vest upon the consummation of a Change in Control of Tronox Incorporated, as defined in the 2010 Equity Plan.

The following table sets forth the total compensation for the year ended December 31, 2011 paid to or earned by our directors during 2011.

Director Compensation

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)
Thomas J. Casey	93,905	1,166,568	0	n/a	0	1,260,473
Ilan Kaufthal	81,375	1,166,568	0	n/a	0	1,247,943
Andrew P. Hines	78,874	921,568	0	n/a	0	1,000,442
Robert M. Gervis	65,520	799,068	0	n/a	0	864,588
Wayne A. Hinman	72,188	799,068	0	n/a	0	871,256
Jeffry N. Quinn	56,342	799,068	0	n/a	0	855,410

Item 7.	Certain Relationships and Related Transactions, and Director Independence.

The Company conducts transactions with Basic Management, Inc. (“BMI”) and its subsidiaries in support of the Company’s Henderson, Nevada facility. The Company previously owned approximately 30% in these companies, which was contributed to the Nevada Environmental Trust as part of the Plan. The Company no longer has any investment in BMI or its subsidiaries. For the years ended December 31, 2010 and 2009, payments made to BMI totaled $0.5 million, and $0.6 million, respectively.

The Company conducts transactions with Exxaro Australia Sands Pty Ltd, a subsidiary of Exxaro and the Company’s 50% partner in the Tiwest Joint Venture. The Company purchased, at open market prices, raw materials used in its production of TiO2 and Exxaro’s share of TiO2 produced by the Tiwest Joint Venture. The Company also provided administrative services and product research and development activities, which were reimbursed by Exxaro. For the eleven months ended December 31, 2011, one month ended January 31, 2011, and years ended December 31, 2010 and 2009, the Company made payments of $315.8 million, $44.0 million, $108.9 million and $115.6 million, respectively, and received payments of $7.5 million, nil, $2.2 million and $3.6 million, respectively, related to these transactions. The total payments to Exxaro of $315.8 million in the eleven months ended December 31, 2011, include $79.1 million related to the Company’s purchase of its 50% share of the Tiwest Joint Venture Kwinana pigment plan expansion in June 2011.

During the eleven months ended December 31, 2011, one month ended January 31, 2011 and years ended December 31, 2010 and 2009, approximately 20.3%, 21.7%, 15.1% and 13.8%, respectively, of raw materials were purchased from the Tiwest Joint Venture.

Director Independence

Each of the directors set forth above was selected by creditors in the Tronox Incorporated Chapter 11 proceedings that “backstopped” the rights offering conducted by Tronox Incorporated in such Chapter 11 proceedings. The backstop parties made their selections in consultation with Tronox Incorporated and the official committee of unsecured creditors in Tronox Incorporated’s Chapter 11 proceedings.

Item 8.	Legal Proceedings.

For a discussion of Tronox Incorporated’s legal proceedings see “Item 1. Business—Legal Proceedings.”

Item 9.	Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters.

Prior to September 30, 2008, Tronox Incorporated’s Class A and Class B common stock were traded on the NYSE. From September 30, 2008 through the effective date of the Plan, February 14, 2011, Tronox Incorporated’s Class A and Class B common stock traded in the “Pink Sheets” under the symbols “TROXAQ” and “TROXBQ,” respectively. As of the effective date of the Plan, Tronox Incorporated’s Class A and Class B common stock were extinguished, and new shares of Tronox Incorporated common stock were issued. Tronox Incorporated common stock trades in the “Pink Sheets” under the symbol “TROX.”

The following table sets forth, for the periods indicated, the range of high and low trade prices per share in the “Pink Sheets” of Tronox Incorporated’s Class A and Class B common stock through the effective date of the Plan and Tronox Incorporated’s common stock from the effective date of the Plan through April 18, 2012.

	Class A		Class B
Tronox Incorporated Class A and Class B common stock	High	Low	High	Low
2009
First Quarter	$0.08	$0.02	$0.06	$0.01
Second Quarter	0.20	0.04	0.18	0.03
Third Quarter	0.38	0.09	0.34	0.05
Fourth Quarter	0.80	0.13	0.72	0.15
2010
First Quarter	$0.83	$0.39	$0.80	$0.38
Second Quarter	0.45	0.53	1.40	0.50
Third Quarter	0.60	0.12	0.60	0.13
Fourth Quarter	1.35	0.13	1.33	0.10
2011
First Quarter (through February 14, 2011)	$2.04	$1.15	$2.02	$1.17

	New Common Stock
Tronox Incorporated common stock	High	Low
2011
First Quarter (February 15, 2011 to March 31, 2011)	$143.99	$121.00
Second Quarter	$158.00	$115.00
Third Quarter	$165.35	$76.85
Fourth Quarter	$129.00	$74.75
2012
First Quarter	$176.00	$118.00
Second Quarter (through April 18, 2012)	$185.00	$168.00

As of April 18, 2012, the last reported bid price of Tronox Incorporated common stock on the “Pink Sheets” was $180.00.

Tronox Incorporated has not paid stock or cash dividends on any of its common stock in the two most recent fiscal years.

As of April 4, 2012, there were approximately 604 holders of record of Tronox Incorporated common stock. Because many of our shares of common stock are held by brokers and other institutions on behalf of stockholders, we are unable to estimate the total number of stockholders represented by these record holders. For additional information related to ownership of our stock by certain beneficial owners and management, see Item 4, “Security Ownership of Certain Beneficial Owners and Management.”

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	as of March 31, 2012
Equity compensation plans approved by security holders	73,466	$110.61	769,633
Equity compensation plans not approved by security holders	—	—	—
Total	73,466	$110.61	769,633

Item 10.	Recent Sales of Unregistered Securities.

Pursuant to the Plan, Tronox Incorporated issued shares and warrants, see “Item 1. Business—Company Background—Bankruptcy Proceedings and Emergence from Chapter 11” and “Item 1. Business—Legal Proceedings—Reorganization Plan.” In addition, Tronox Incorporated issued shares and options to certain officers and directors of the Company, see “Item 6. Executive Compensation” and “Item 9. Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters.”

Item 11.	Description of Registrant’s Securities to be Registered.

Tronox Incorporated is organized under the laws of the State of Delaware. This section summarizes the material rights of Tronox Incorporated stockholders.

The following summary is not a complete statement of the rights of stockholders of Tronox Incorporated, nor is it a complete description of the specific provisions referred to below. This is a summary of certain provisions of the Delaware General Corporation Law (the “DGCL”) and Tronox Incorporated’s amended and restated certificate of incorporation and amended and restated bylaws, which you are urged to read carefully.

Stockholder Meetings

Quorum Requirements

The presence in person or by proxy of holders of a majority in voting power of all issued and outstanding stock entitled to vote at the meeting constitute a quorum for the meeting.

Notice

In general, stockholders must be given notice of a meeting not fewer than ten nor more than sixty days before the date of the meeting. If the item to be voted upon is adoption of a merger agreement or a sale of all or substantially all the corporation’s assets, the minimum notice required is twenty days prior to the date of the meeting where the vote on such item will be taken.

Voting Rights

Each share of Tronox Incorporated common stock entitles the holder to one vote with respect to each matter presented to stockholders on which the holders of common stock are entitled to vote. Holders of common stock do not have the right to cumulate their votes.

Vote Required Generally

Except in respect of matters relating to the election of directors or as otherwise provided in its certificate of incorporation or required by law, all matters to be voted on by Tronox Incorporated stockholders must be approved by a majority in voting power of the shares of stock present in person or by proxy at the meeting and entitled to vote on the subject matter.

Vote Required for Election of Directors

In the case of election of directors, a plurality of the votes entitled to be cast by all shares of common stock is sufficient to elect directors of Tronox Incorporated.

Other Rights

Tronox Incorporated stockholders have no preemptive, conversion or other rights to subscribe for additional shares of capital stock of Tronox Incorporated. The rights, preferences and privileges of the holders of Tronox Incorporated common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of its preferred stock that Tronox Incorporated may designate and issue in the future.

Action by Written Consent

Under the certificate of incorporation and bylaws of Tronox Incorporated, stockholders of Tronox Incorporated may, in lieu of taking a corporate action at a stockholders’ meeting, take such action by written consent signed by the holders of outstanding common stock having not less than the minimum number of votes that would be necessary to authorize such action at a stockholders’ meeting. However, no such consent will be effective until independent inspectors, duly engaged by the company, have reviewed and verified that the requisite number of valid consents have been obtained to authorize or take the action specified in the consents, and certified their determination for entry in the corporate records.

Stockholders’ Rights to Bring Business Before a Meeting

Tronox Incorporated’s bylaws provide that proposals made by a stockholder to be voted upon at any annual meeting or special meeting of stockholders may be taken only if such proposal is properly brought before such meeting. In order for any matter to be considered properly brought before an annual meeting or a special meeting, a stockholder must comply with certain requirements regarding advance notice to the company as specified in Tronox Incorporated’s bylaws.

Annual Meeting

An annual meeting of the stockholders for the election of directors and such other business as may properly be brought before the annual meeting may be held at such date, time and place, if any, either within or without the State of Delaware as may be designated from time to time by the board of directors and stated in the notice of the meeting or in a duly executed waiver of notice of the meeting.

If thirteen months have passed since the last annual meeting to elect directors (and no action by written consent in lieu of a meeting has been taken during such time), any stockholder or director can apply to the Delaware Court of Chancery to order a meeting.

Calling a Special Meeting

Under the DGCL, special meetings of stockholders may only be called by the board of directors and such other persons, if any, named in the corporation’s certificate of incorporation or bylaws. Tronox Incorporated’s bylaws provide that special meetings of the stockholders may be called only by the chairman of the board of directors, by the president or by the board of directors. The bylaws prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting.

Board of Directors

Size and Composition of Board of Directors

Tronox Incorporated’s bylaws provide that its initial board of directors consist of seven directors. The number of directors may be increased or decreased from time to time by vote of a majority of the entire board of directors.

Term of Office

Tronox Incorporated’s bylaws provide that directors hold office for a term expiring at the annual meeting of stockholders held in the year following the year of their election, and until their successors are elected and qualified, unless sooner displaced.

Appointment by Directors to Fill Vacancies

The DGCL and Tronox Incorporated’s bylaws provide that director vacancies may be filled by a majority of the directors then in office, even if less than a quorum, or by a sole remaining director, and the directors so chosen will hold office until the next annual election and until their successors are duly elected and qualified, unless sooner displaced.

If, at the time of filling any vacancy or any newly created directorship, the directors then in office constitute less than a majority of the whole board of directors (as constituted immediately prior to any such increase), under the DGCL the Delaware Court of Chancery may, upon application of any stockholder or stockholders holding at least ten percent (10.0%) of the total number of the shares then outstanding having the right to vote for such directors, summarily order an election to be held to fill the vacancies or newly created directorships, or to replace the directors chosen by the directors then in office.

Advance Notice Requirements for Director Nominations

Tronox Incorporated’s bylaws provide that director nominations must be (i) specified in the notice of meeting given by or at the direction of the board of directors or any of its committees, (ii) otherwise properly brought before the meeting by or at the direction of the board of directors or any of its committees, or (iii) otherwise properly brought before an annual meeting by a stockholder who: (a) is a stockholder of record of the corporation at the time the notice of meeting is delivered, (b) is entitled to vote at the meeting and (c) gives timely notice of the nomination(s).

To be timely, the stockholder’s notice must be delivered to or mailed and received at Tronox Incorporated’s principal executive offices:

•	not less than seventy-five days, and

•	not more than one hundred-twenty days

prior to the anniversary of the previous year’s annual meeting.

To be in proper written form, the notice must include, among other things, information about the nominating stockholder and the nominee as required by the SEC’s proxy rules as well as a representation as to whether the stockholder giving the notice intends to deliver a proxy statement to the other stockholders of the corporation. Tronox Incorporated may require any proposed nominee to furnish information to determine the eligibility of the proposed nominee to serve as an independent director.

Removal of Directors

The DGCL and Tronox Incorporated’s bylaws provide that any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of shares entitled to vote at an election of directors.

Indemnification of Directors and Officers; Limitation of Liability

Tronox Incorporated’s certificate of incorporation provides that a director shall have no liability to the corporation or its stockholders for monetary damages for any breach of fiduciary duty as a director, except for liability due to (i) breach of the duty of loyalty, (ii) acts or omissions not in good faith or involving intentional misconduct, (iii) improper dividends and stock repurchases, or (iv) any transaction from which the director derived an improper personal benefit.

Tronox Incorporated’s bylaws include indemnification provisions under which:

•

Tronox Incorporated is required to indemnify, to the fullest extent permitted under the DGCL, each person made, threatened to be made or otherwise involved in any action, suit or proceeding as a result of being or having been a director or officer of Tronox Incorporated, or serving or having served as a director, officer, employee or agent to another entity at Tronox Incorporated’s request;

•

Indemnification is permitted by the DGCL in any proceeding other than a proceeding by or in the right of the corporation in which the indemnitee is determined by either the members of the board of directors who were not parties to the action, suit or proceeding, a committee of such directors, stockholders or independent counsel to have acted in good faith and in a manner the indemnitee believed was in or not opposed to the best interests of the corporation, and in the case of criminal proceedings had no reason to believe was unlawful. In the case of a proceeding by or in the right of the corporation, indemnification is available for expenses incurred in defense of such proceeding if the indemnitee is found to have met the standard of conduct indicated above, provided that with respect to matters as to which the indemnitee has been found liable to the corporation, expenses may only be paid upon order of the court in which the proceeding was conducted;

•

Tronox Incorporated is required to pay, in advance, any expenses a person entitled to indemnification incurs in defending any such action, suit or proceeding; provided that, in the cases of persons who are current directors and officers of the corporation, Tronox Incorporated obtains an undertaking by such person to repay all amounts so advanced if it is ultimately determined that the person is not entitled to indemnification;

•

To the extent and manner permitted by applicable law, and to the extent authorized by the board of directors, Tronox Incorporated may grant similar rights of indemnification to any employee or agent of Tronox Incorporated; and

•	The indemnity provisions in Tronox Incorporated’s bylaws survive repeal or amendment for claims arising out of periods in which the provisions were effective.

Interested Director Transactions

Under the DGCL, directors have a fiduciary duty of loyalty to their corporation and its stockholders. The business judgment rule does not protect decisions or transactions in which a majority of the directors have a conflict of interest and the statutory limitation of liability under the DGCL may not apply to directors with a conflict of interest. Under the DGCL, no contract or transaction between the corporation and one or more directors or officers, or between the corporation and another corporation or entity in which a director or officer has a financial interest, is void or voidable solely for that reason if the material facts regarding the director or officer’s interest are known or disclosed and the transaction is approved by a majority of the disinterested directors or stockholders of the corporation, or is otherwise fair to the corporation.

Director Compensation

The DGCL and Tronox Incorporated’s bylaws provide that the board of directors shall have the authority to fix the compensation of directors.

Amendments to Organizational Documents

Under the DGCL, Tronox Incorporated’s certificate of incorporation may be amended upon the approval of the board of directors and a majority of the outstanding stock entitled to vote on such amendment. If any proposed amendment would alter or change the par value, powers, preferences, or special rights of any class or series of shares, the holders of the affected shares are entitled to vote as a class regarding such amendment.

Tronox Incorporated’s certificate of incorporation authorizes the board of directors to make, amend and repeal Tronox Incorporated’s bylaws. The bylaws also provide that altered, amended, repealed or new bylaws may be adopted by the stockholders at any regular or special meeting of the stockholders.

Variation of Class Rights

In addition to the vote required to amend the certificate of incorporation, if any proposed amendment would alter or change the par value, powers, preferences, or special rights of any class or series of shares, the holders of the affected shares are entitled to vote as a class regarding such amendment.

Sale of Small Parcels

The board does not have the right to sell shares held by stockholders.

Issuance of Shares

Tronox Incorporated’s certificate of incorporation authorizes the company to issue 125,000,000 shares, consisting of 100,000,000 shares of common stock, par value $0.01 per share, and 25,000,000 shares of preferred stock, par value $0.01 per share. The board of directors is also authorized to create and provide for the issuance of shares of preferred stock in one or more series and to fix the designations, preferences and relative, participating, optional or other special rights of each such series, which may differ from one another.

Distributions and Dividends

Tronox Incorporated’s certificate of incorporation provides that, subject to the rights of any class or series of then outstanding preferred stock, the holders of Tronox Incorporated’s outstanding shares of common stock are entitled to receive such dividends, if any, as may have been declared from time to time by Tronox Incorporated’s board of directors out of legally available funds.

Under the DGCL, the board of directors of a corporation may, subject to any restrictions contained in the certificate of incorporation of the corporation, declare and pay dividends upon such corporation’s capital stock either (a) out of its surplus, as computed in accordance with the DGCL, or (b) if no surplus exists, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year.

Repurchases and Redemptions

Under the DGCL, a corporation may purchase its shares on such terms as are approved by the board of directors, provided that no purchase or redemption may occur if the capital of the corporation is impaired or rendered impaired as a result of the redemption or purchase, and provided further that a corporation may not purchase shares at a price above the price for which they are presently redeemable.

Shares that are repurchased are redeemed as treasury shares unless and until retired by resolution of the board of directors. Once shares have been retired, a corporation may, by resolution of its board of directors, reduce its capital by applying to an otherwise authorized purchase or redemption of outstanding shares of its capital stock some or all of the capital represented by the shares being purchased or redeemed, or any capital that has not been allocated to any particular class of its capital stock, provided that the capital may not be reduced to an amount below the aggregate par value of the corporation’s then outstanding capital stock, and no capital reduction may occur at any time that capital is impaired.

Conversion of Shares

Tronox Incorporated common stock has no conversion rights.

Winding Up

Under the DGCL, a corporation may be dissolved if such dissolution is approved by the board of directors and the holders of a majority of the voting power of the outstanding stock entitled to vote on the matter. In any dissolution, subject to the rights of any class or series of then outstanding preferred stock, in the event of any voluntary or involuntary liquidation, dissolution or winding up of Tronox Incorporated’s affairs, holders of its common stock would be entitled to share ratably in its assets that are legally available for distribution to stockholders after payment of Tronox Incorporated’s debts and other liabilities.

Stockholder Approval for Certain Actions

Merger / Sale of Assets / Reorganization

Under the DGCL, a board of directors generally must declare a merger or consolidation advisable and direct that such merger or consolidation be submitted to the stockholders of the corporation for consideration. Likewise a sale of all or substantially all assets of the corporation must be authorized by the board of directors and then submitted to the stockholders of the corporation for their consideration. The merger, consolidation or sale of all or substantially all assets must be approved by the affirmative vote of the holders of a majority of the voting power of the outstanding stock entitled to vote on such matter.

Other Corporate Governance Provisions

Stockholder Derivative Suits

Delaware law conditions the ability of a stockholder to institute a derivative suit on the stockholder having been a stockholder of the corporation at the time of the act or transaction which is the subject of such derivative suit. Further, the stockholder must either make a demand on the corporation that the corporation bring such suit or plead facts indicating why the making of a demand should be excused.

Appraisal Rights

Under the DGCL, stockholders have the right to choose not to accept the consideration offered in certain mergers and other transactions to which they did not consent and instead to elect to seek a judicial determination of the fair value of their shares. Tronox Incorporated stockholders have such appraisal rights in connection with the Transaction. Failure to strictly comply with the procedures and requirements of Section 262 of the DGCL may result in termination or waiver of the stockholder’s appraisal rights.

Inspection of Books and Records

Under the DGCL, any stockholder, upon written demand under oath stating the purpose thereof, has the right during the usual hours of business to inspect for any proper purpose, and to make copies and extracts from the corporation’s stock ledger, a list of its stockholders and its other books and records.

Item 12.	Indemnification of Directors and Officers.

Tronox Incorporated’s amended and restated certificate of incorporation allows it to indemnify its officers and directors to the fullest extent permitted by the DGCL or other applicable law. In addition, Tronox Incorporated’s amended and restated bylaws provide that it must indemnify its directors and officers to the fullest extent permitted by the DGCL.

Tronox Incorporated is organized under the laws of the State of Delaware. Section 145 of the DGCL, provides that a corporation may indemnify any person, including an officer or director, who was or is, or is threatened to be made, a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of such corporation, and, with respect to any criminal actions and proceedings, had no reasonable cause to believe that his conduct was unlawful. A Delaware corporation may indemnify any person, including an officer or director, who was or is, or is threatened to be made, a party to any threatened, pending or contemplated action or suit by or in the right of such corporation, under the same conditions, except that such indemnification is limited to expenses (including attorneys’ fees) actually and reasonably incurred by such person, and except that no indemnification is permitted without judicial approval if such person is adjudged to be liable to such corporation. Where an officer or director of a corporation is successful, on the merits or otherwise, in the defense of any action, suit or proceeding referred to above, or any claim, issue or matter therein, the corporation must indemnify that person against the expenses (including attorneys’ fees) which such officer or director actually and reasonably incurred in connection therewith.

The DGCL provides that indemnification pursuant to its provisions is not exclusive of other indemnification that may be granted by a corporation’s by-laws, agreement, vote of stockholders or disinterested directors or otherwise.

Tronox Incorporated’s amended and restated certificate of incorporation provides that none of our directors shall be liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. The effect of this provision is to eliminate Tronox Incorporated’s rights, and its stockholders’ rights, to recover monetary damages against a director for breach of a fiduciary duty of care as a director. This provision does not limit or eliminate Tronox Incorporated’s right, or the right of any stockholder, to seek non-monetary relief, such as an injunction or rescission in the event of a breach of a director’s duty of care. These provisions will not alter the liability of directors under federal or state securities laws. Tronox Incorporated’s bylaws also include provisions for the indemnification of its directors and officers to the fullest extent permitted by Section 145 of the DGCL. In addition, Tronox Incorporated may maintain insurance on our behalf and on behalf of any director, officer, employee, fiduciary or agent of Tronox Incorporated, whether or not Tronox Incorporated would have the power to indemnify such person against such expense, liability or loss under the DGCL.

Tronox Incorporated recently entered into indemnification agreements with certain of its directors which require Tronox Incorporated, among other things, to indemnify them against certain liabilities and advance certain expenses which may arise by reason of the directors’ status or service as a director, so long as the indemnitee acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of Tronox Incorporated, and with respect to any criminal proceeding, had no reasonable cause to believe this conduct was unlawful. Tronox Incorporated believes that these indemnification agreements are necessary to attract and retain qualified individuals to serve as its directors. Tronox Incorporated also maintains director and officer liability insurance, if available on reasonable terms.

*        *        *

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 13.	Financial Statements and Supplementary Data.

The financial statements required to be included in this registration statement with respect to Tronox Incorporated appear immediately following the signature page to this registration statement beginning on page F-1 and certain financial statements and pro forma financial information required to be included in this registration statement with respect to Exxaro Mineral Sands and the Transaction are included in the sections entitled “Unaudited Pro Forma Condensed Combined Financial Statements” and “Exxaro Mineral Sands Operations Combined Financial Statements” on pages 310 through 321 and F-70 through F-135, respectively, of the S-4 Registration Statement included as Exhibit 99.1 to this registration statement, which is incorporated herein by reference. In addition, certain financial information with respect to Exxaro Mineral Sands is included in the section entitled, “Exxaro Mineral Sands Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the S-4 Registration Statement included as Exhibit 99.1 to this registration statement, which is incorporated herein by reference.

Item 14.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

See “Item 2. Financial Information.”

Item 15.	Financial Statements and Exhibits.

(a)	The financial statements required to be included in this registration statement with respect to Tronox Incorporated appear immediately following the signature page to this registration statement beginning on page F-1 and certain financial statements and pro forma financial information required to be included in this registration statement with respect to Exxaro Mineral Sands and the Transaction are included in the sections entitled “Unaudited Pro Forma Condensed Combined Financial Statements” and “Exxaro Mineral Sands Operations Combined Financial Statements” on pages 310 through 321 and F-70 through F-135, respectively, of the S-4 Registration Statement included as Exhibit 99.1 to this registration statement, which is incorporated herein by reference.

(b)	The information called for by this Item is incorporated herein by reference from the Exhibit Index following the signature page of this registration statement.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

TRONOX INCORPORATED
(Registrant)

Date:	April 30, 2012	By:	/s/ Daniel Greenwell
		Name:	Daniel Greenwell
		Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit Index

Exhibit Number	Description
2.1	Amended and Restated Transaction Agreement by and among Tronox Incorporated, Tronox Limited, Concordia Acquisition Corporation, Concordia Merger Corporation, Exxaro Resources Limited, Exxaro Holdings Sands (Proprietary) Limited and Exxaro International BV, dated as of April 20, 2012 (incorporated by reference to Exhibit 2.1 of Amendment No. 3 to the Registration Statement on Form S-4 (No. 333-178835) filed by Tronox Incorporated with the SEC on April 23, 2012).

3.1	Amended and Restated Certificate of Incorporation of Tronox Incorporated (incorporated by reference to Exhibit 3.1 of the Current Report on Form 8-K filed by Tronox Incorporated with the SEC on February 24, 2011).

3.2	Amended and Restated Bylaws of Tronox Incorporated (incorporated by reference to Exhibit 3.1 of the Current Report on Form 8-K filed by Tronox Incorporated with the SEC on February 24, 2011).

10.1	Warrant Agreement, dated as of February 14, 2011, by and between Tronox Incorporated, Computershare Inc. and its wholly-owned subsidiary, Computershare Trust Company, N.A. (incorporated by reference to Exhibit 4.1 of the Current Report on Form 8-K filed by Tronox Incorporated with the SEC on February 14, 2011).

10.2	Tronox Incorporated 2010 Management Equity Incentive Plan (incorporated by reference to Exhibit 10.4 of the Current Report on Form 8-K filed by Tronox Incorporated with the SEC on February 14, 2011).

10.3	Tronox LLC 2010 Cash Incentive Plan (incorporated by reference to Exhibit 10.5 of the Current Report on Form 8-K filed by Tronox Incorporated with the SEC on February 14, 2011).

10.4	Employment Agreement entered into as of February 14, 2011 by and between Tronox LLC and Dennis L. Wanlass (incorporated by reference to Exhibit 10.6 of the Registration Statement on Form S-4 (No. 333-178835) filed by Tronox Incorporated with the SEC on December 30, 2011).

10.5	Employment Agreement entered into as of February 14, 2011 by and between Tronox LLC and John D. Romano (incorporated by reference to Exhibit 10.7 of the Registration Statement on Form S-4 (No. 333-178835) filed by Tronox Incorporated with the SEC on December 30, 2011).

10.6	Employment Agreement entered into as of February 14, 2011 by and between Tronox LLC and Michael J. Foster (incorporated by reference to Exhibit 10.8 of the Registration Statement on Form S-4 (No. 333-178835) filed by Tronox Incorporated with the SEC on December 30, 2011).

10.7	Employment Agreement entered into as of February 14, 2011 by and between Tronox LLC and Robert C. Gibney (incorporated by reference to Exhibit 10.9 of the Registration Statement on Form S-4 (No. 333-178835) filed by Tronox Incorporated with the SEC on December 30, 2011).

10.8	Separation Agreement entered into as of December 21, 2011 by and between Tronox LLC and Dennis L. Wanlass (incorporated by reference to Exhibit 10.10 of the Registration Statement on Form S-4 (No. 333-178835) filed by Tronox Incorporated with the SEC on December 30, 2011).

10.9	Credit Agreement dated February 8, 2012 by and among Tronox Incorporated, Wells Fargo Capital Finance LLC and Goldman Sachs Bank USA (incorporated by reference to Exhibit 10.14 of Amendment No. 2 to the Registration Statement on Form S-4 (No. 333-178835) filed by Tronox Incorporated with the SEC on March 22, 2012).

10.10	Credit Agreement, dated as of February 14, 2011, by and among Tronox LLC, certain guarantors party thereto (including Tronox Incorporated), certain lenders party thereto and Wells Fargo Capital Finance, LLC, as agent for the lenders (incorporated by reference to Exhibit 10.2 of the Current Report on Form 8-K filed by Tronox Incorporated with the SEC on February 14, 2011).

Exhibit Number	Description

10.11	Consent, Waiver and Amendment to Credit Agreement, dated as of February 8, 2012 by and among Wells Fargo Capital Finance, LLC, in its capacity as agent, the parties to the Credit Agreement as lenders, Tronox LLC, and certain guarantors party thereto (including Tronox Incorporated) (incorporated by reference to Exhibit 10.14 of Amendment No. 3 to the Registration Statement on Form S-4 (No. 333-178835) filed by Tronox Incorporated with the SEC on April 23, 2012).

10.12	Employment Agreement entered into as of April 19, 2012 by and between Tronox LLC and Thomas J. Casey (incorporated by reference to Exhibit 10.15 of Amendment No. 3 to the Registration Statement on Form S-4 (No. 333-178835) filed by Tronox Incorporated with the SEC on April 23, 2012).

10.13	Tronox Limited Management Equity Incentive Plan (incorporated by reference to Exhibit 10.16 of Amendment No. 3 to the Registration Statement on Form S-4 (No. 333-178835) filed by Tronox Incorporated with the SEC on April 23, 2012).

21.1	Subsidiaries of Tronox Incorporated (incorporated by reference to Exhibit 21.1 of Amendment No. 2 to the Registration Statement on Form S-4 (No. 333-178835) filed by Tronox Incorporated with the SEC on March 22, 2012).

99.1	Registration Statement on Form S-4 (No. 333-178835) filed by Tronox Incorporated with the SEC on December 30, 2011 as amended by Amendment No.1 filed with the SEC on February 7, 2012, Amendment No. 2 filed with the SEC on March 22, 2012 and Amendment No. 3 filed with the SEC on April 23, 2012, incorporated herein by reference.

99.2*	Consent of PricewaterhouseCoopers Inc., Independent Auditors for Exxaro Mineral Sands.

*	filed herewith

INDEX TO FINANCIAL STATEMENTS

Page No.
Tronox Incorporated Audited Annual Financial Statements
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Statements of Operations for the Eleven Months Ended December 31, 2011 (Successor), One Month Ended January 31, 2011 (Predecessor) and Years Ended December 31, 2010 and 2009 (Predecessor)	F-3

Consolidated Statements of Comprehensive Income (Loss) for the Eleven Months Ended December  31, 2011 (Successor), One Month Ended January 31, 2011 (Predecessor) and Years Ended December 31, 2010 and 2009 (Predecessor)

F-4
Consolidated Balance Sheets at December 31, 2011 (Successor) and 2010 (Predecessor)	F-5
Consolidated Statements of Cash Flows for the Eleven Months Ended December 31, 2011 (Successor), One Month Ended January 31, 2011 (Predecessor) and Years Ended December 31, 2010 and 2009 (Predecessor)	F-6

Consolidated Statements of Stockholders’ Equity for the Eleven Months Ended December  31, 2011 (Successor), One Month Ended January 31, 2011 (Predecessor) and Years Ended December 31, 2010 and 2009 (Predecessor)

F-7
Notes to Consolidated Financial Statements	F-8

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

Tronox Incorporated

We have audited the accompanying consolidated balance sheets of Tronox Incorporated (a Delaware corporation) and subsidiaries (the Company) as of December 31, 2011 (Successor Company) and 2010 (Predecessor Company), and the related consolidated statements of operations, comprehensive income (loss), stockholders’ equity and cash flows for the eleven months ended December 31, 2011 (Successor Company), the one month ended January 31, 2011 (Predecessor Company) and for each of the two years in the period ended December 31, 2010 (Predecessor Company). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Tronox Incorporated and subsidiaries as of December 31, 2011 (Successor Company) and 2010 (Predecessor Company), and the results of their operations and their cash flows for the eleven months ended December 31, 2011 (Successor Company), the one month ended January 31, 2011 (Predecessor Company) and for each of the two years in the period ended December 31, 2010 (Predecessor Company), in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, Tronox Incorporated and certain of its subsidiaries filed voluntary petitions for reorganization under Chapter 11 of Title 11 of the United States Bankruptcy Code on January 12, 2009. Material conditions to the Company’s Plan of Reorganization were resolved on January 26, 2011 and the Company subsequently emerged from bankruptcy protection. In connection with its emergence from bankruptcy, the Company adopted the guidance for fresh start accounting in accordance with FASB ASC Topic 852, Reorganizations, as of January 31, 2011.

/s/ Grant Thornton LLP

Oklahoma City, Oklahoma

March 22, 2012

TRONOX INCORPORATED

CONSOLIDATED STATEMENTS OF OPERATIONS

	Successor	Predecessor
	Eleven Months Ended December 31, 2011	One Month Ended January 31, 2011	Year Ended December 31,
			2010	2009
	(Millions of dollars, except share and per share data)
Net Sales	$1,543.4	$107.6	$1,217.6	$1,070.1
Cost of goods sold	(1,104.5)	(82.3)	(996.1)	(931.9)

Gross Margin	438.9	25.3	221.5	138.2
Selling, general and administrative expenses	(151.7)	(5.4)	(59.2)	(71.7)
Gain on the sale of land	—	—	—	1.0
Impairment of long-lived assets	—	—	—	(0.4)
Restructuring charges	—	—	—	(17.3)
Net loss on deconsolidation of subsidiary	—	—	—	(24.3)
Litigation/arbitration settlement	9.8	—	—	—
Provision for environmental remediation and restoration, net of reimbursements	4.5	—	47.3	—

Income from Operations	301.5	19.9	209.6	25.5
Interest and debt expense	(30.0)	(2.9)	(49.9)	(35.9)
Other income (expense)	(9.8)	1.6	(8.3)	(10.3)
Reorganization income (expense)	—	613.6	(144.8)	(9.5)

Income (Loss) from Continuing Operations before Income Taxes	261.7	632.2	6.6	(30.2)
Income tax (provision) benefit	(20.2)	(0.7)	(2.0)	1.5

Income (Loss) from Continuing Operations	241.5	631.5	4.6	(28.7)
Income (loss) from discontinued operations, net of income tax benefit of nil, nil, nil and nil, respectively	—	(0.2)	1.2	(9.8)

Net Income (Loss)	$241.5	$631.3	$5.8	$(38.5)

Income (Loss) per Share, Basic and Diluted:
Basic—
Continuing operations	16.12	15.29	0.11	(0.70)
Discontinued operations	—	(0.01)	0.03	(0.24)

Net income per share	$16.12	$15.28	$0.14	$(0.94)

Diluted—
Continuing operations	15.46	15.25	0.11	(0.70)
Discontinued operations	—	—	0.03	(0.24)

Net income per share	$15.46	$15.25	$0.14	$(0.94)

Weighted Average Shares Outstanding (in thousands):
Basic	14,981	41,311	41,232	41,176
Diluted	15,619	41,399	41,383	41,176

The accompanying notes are an integral part of the consolidated financial statements.

TRONOX INCORPORATED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Successor	Predecessor
	Eleven Months Ended December 31, 2011	One Month Ended January 31, 2011	Year Ended December 31,
			2010	2009
	(Millions of dollars)
Net Income (Loss)	$241.5	$631.3	$5.8	$(38.5)
Foreign currency translation adjustments	(6.1)	0.9	(10.0)	36.8
Reclassification of realized (gain) loss on cash flow hedges to net income (loss), net of taxes of nil, nil, nil and $0.3	—	—	—	0.4
Retirement and postretirement plans:
Actuarial loss, net of taxes of $1.9 million, nil, nil and nil	(50.9)	—	(18.7)	(11.3)
Amortization of actuarial gain, net of taxes of nil, nil, nil and nil	—	0.5	3.1	4.3
Prior service credit, net of taxes of nil, nil, nil and nil	—	—	12.1	—
Amortization of prior service cost, net of taxes of nil, nil, nil and nil	—	(1.1)	(14.0)	(3.9)
Termination of nonqualified benefits restoration plan, net of taxes of nil, nil, nil and nil (1)	—	—	4.4	—
Deconsolidation of Germany pension plan, net of taxes of nil, nil, nil and nil (2)	—	—	—	(0.3)

Total comprehensive income (loss)	$184.5	$631.6	$(17.3)	$(12.5)

(1)	The nonqualified benefits restoration plan was terminated as part of the Plan.
(2)	The Company’s German operations were declared insolvent on March 13, 2009, as discussed in Note 20.

The accompanying notes are an integral part of the consolidated financial statements.

TRONOX INCORPORATED

CONSOLIDATED BALANCE SHEETS

	Successor	Predecessor
	December 31, 2011	December 31, 2010
	(Millions of dollars, except share and per share data)
ASSETS
Current Assets
Cash and cash equivalents	$154.0	$141.7
Accounts receivable:
Third party, net of allowance for doubtful accounts of $0.4 and $0.8	270.9	243.8
Related party	6.9	2.7
Inventories	311.2	198.4
Prepaid and other assets	21.7	144.8
Deferred income taxes	4.3	4.3

Total Current Assets	769.0	735.7
Property, Plant and Equipment, Net	554.5	315.5
Intangible Assets, Net	313.3	—
Other Long-Term Assets	20.6	46.7

Total Assets	$1,657.4	$1,097.9

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Accounts payable:
Third party	$126.9	$134.7
Related party	74.8	64.3
Accrued liabilities	45.7	45.7
Long-term debt due within one year	5.9	4.3
Income taxes payable	27.6	3.3

Total Current Liabilities	280.9	252.3

Noncurrent Liabilities
Long-term debt	421.4	420.7
Pension and postretirement healthcare benefits	142.7	107.2
Deferred income taxes	19.1	—
Other	41.0	47.4

Total Noncurrent Liabilities	624.2	575.3

Liabilities Subject to Compromise	—	900.3
Contingencies and Commitments
Stockholders’ Equity
Successor new common stock, par value $0.01—100,000,000 shares authorized, 15,406,803 shares issued and 15,076,691 shares outstanding at December 31, 2011	0.1	—
Predecessor Class A common stock, par value $0.01—100,000,000 shares authorized, 19,107,367 shares issued at December 31, 2010	—	0.2
Predecessor Class B common stock, par value $0.01—100,000,000 shares authorized, 22,889,431 shares issued at December 31, 2010	—	0.2
Capital in excess of par value	579.2	496.2
Retained earnings (accumulated deficit)	241.5	(1,128.2)
Accumulated other comprehensive income (loss)	(57.0)	8.8
Treasury stock, at cost—94,513 shares at December 31, 2011 and 623,953 shares at December 31, 2010	(11.5)	(7.2)

Total Stockholders’ Equity	752.3	(630.0)

Total Liabilities and Stockholders’ Equity	$1,657.4	$1,097.9

The accompanying notes are an integral part of the consolidated financial statements.

TRONOX INCORPORATED

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Successor	Predecessor
	Eleven Months Ended December 31,	One Month Ended January 31,	Year Ended December 31,
	2011	2011	2010	2009
	(Millions of dollars)
Cash Flows from Operating Activities
Net income (loss)	$241.5	$631.3	$5.8	$(38.5)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation, depletion and amortization	79.1	4.1	50.1	53.1
Impairments and write-downs of long-lived assets and inventory	—	—	2.5	17.1
Deferred income taxes	3.8	0.8	(5.1)	(1.9)
Provision for environmental remediation and restoration, net of reimbursements	—	—	(48.9)	(28.2)
Amortization of debt issuance costs	0.8	0.3	9.2	2.9
Pension and postretirement healthcare benefit (income) expense, net	4.4	(0.4)	(10.5)	6.0
(Gain) loss on liquidation/dissolution/deconsolidation of subsidiaries	(0.2)	—	(5.3)	15.9
Gain on the sale of land	—	—	—	(1.0)
Stock compensation expense	13.8	—	0.5	0.2
Other noncash items affecting net income (loss)	(6.7)	(0.2)	8.1	10.7
Reorganization items:
Noncash reorganization items	—	(636.6)	97.6	(33.5)
Gain on forgiveness of debt	—	—	—	(5.0)
Environmental settlement funding	—	(270.0)	—	—
Claims paid with cash	—	(18.6)	(82.6)	(2.6)
Tort settlement funding	—	(16.5)	—	(117.7)
Professional and legal fees	—	(12.0)	(51.5)	(28.0)
Changes in assets and liabilities:
(Increase) decrease in trade accounts receivable	(56.0)	(8.1)	(11.9)	(22.5)
(Increase) decrease in related parties accounts receivable	(2.0)	(2.1)	0.9	(5.0)
(Increase) decrease in inventories	(64.0)	(15.3)	(6.6)	55.4
(Increase) decrease in prepaids and other assets	27.7	35.4	20.2	(1.9)
Increase (decrease) in accounts payable and accrued liabilities	(38.2)	23.1	83.2	61.2
Increase (decrease) in related parties accounts payable	9.9	0.5	17.0	13.0
(Increase) decrease in taxes payable	26.0	0.2	(1.3)	(2.3)
Other, net	23.5	1.0	5.5	(1.9)

Cash provided by (used in) operating activities	$263.4	$(283.1)	$76.9	$(54.5)

Cash Flows from Investing Activities:
Capital expenditures	(132.9)	(5.5)	(45.0)	(24.0)
Collection of repurchased receivables	—	—	—	41.1
Repurchase of securitized receivables	—	—	—	(41.1)
Proceeds from sale of assets	0.5	—	—	1.2

Cash used in investing activities	(132.4)	(5.5)	(45.0)	(22.8)

Cash Flows from Financing Activities
Reductions of debt	(44.7)	—	(425.0)	(272.8)
Proceeds from borrowings	14.0	25.0	425.0	490.0
Debt issuance costs and commitment fees	(5.5)	(2.4)	(15.4)	(45.6)
Proceeds from rights offering	—	185.0	—	—
Fee related to rights offerings and other related debt costs	—	—	(16.8)	—
Other equity, net	1.3	—	—	—

Cash provided by (used in) financing activities	(34.9)	207.6	(32.2)	171.6

Effects of Exchange Rate Changes on Cash and Cash Equivalents	(3.1)	0.3	(1.3)	(0.8)

Net Increase (Decrease) in Cash and Cash Equivalents	93.0	(80.7)	(1.6)	93.5
Cash and Cash Equivalents at Beginning of Period	61.0	141.7	143.3	49.8

Cash and Cash Equivalents at End of Period	$154.0	$61.0	$141.7	$143.3

Supplemental Cash Flow Information
Interest paid	$28.6	$2.6	$39.6	$24.6
Net income taxes paid	$8.0	$0.3	$5.7	$2.6

The accompanying notes are an integral part of the consolidated financial statements.

TRONOX INCORPORATED

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

	New Common Stock	Class A Common Stock	Class B Common Stock	Capital in Excess of par Value	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Non- Controlling Interest	Total Stockholders’ Equity
Predecessor:
Balance at December 31, 2008	$—	$0.2	$0.2	$495.0	$(1,095.5)	$5.9	$(6.7)	$3.4	$(597.5)
Comprehensive Income (Loss):
Net loss	—	—	—	—	(38.5)	—	—	—	(38.5)
Other comprehensive income	—	—	—	—	—	26.0	—	—	26.0

Comprehensive loss									(12.5)
Transfers to liabilities subject to compromise	—	—	—	—	—	—	—	(3.4)	(3.4)
Stock-based compensation	—	—	—	0.8	—	—	(0.6)	—	0.2

Predecessor:
Balance at December 31, 2009	$—	$0.2	$0.2	$495.8	$(1,134.0)	$31.9	$(7.3)	$—	$(613.2)
Comprehensive Income (Loss):
Net income	—	—	—	—	5.8	—	—	—	5.8
Other comprehensive loss	—	—	—	—	—	(23.1)	—	—	(23.1)

Comprehensive loss									(17.3)
Stock-based compensation	—	—	—	0.4	—	—	0.1	—	0.5

Predecessor:
Balance at December 31, 2010	$—	$0.2	$0.2	$496.2	$(1,128.2)	$8.8	$(7.2)	$—	$(630.0)
Comprehensive Income:
Net income	—	—	—	—	631.3	—	—	—	631.3
Other comprehensive income	—	—	—	—	—	0.3	—	—	0.3

Comprehensive income							—		631.6

Stock-based compensation	—	—	—	0.1	—	—	—	—	0.1
Fresh-start reporting adjustments: Elimination
Elimination of predecessor common stock, capital in excess of par value, and accumulated deficit	—	(0.2)	(0.2)	(496.3)	496.9	(9.1)	7.2	—	(1.7)
Issuance of new common stock	0.1	—	—	564.1	—	—	—	—	564.2

Predecessor:
Balance at January 31, 2011	$0.1	$—	$—	$564.1	$—	$—	$—	$—	$564.2

Successor:
Balance at February 1, 2011	$0.1	$—	$—	$564.1	$—	$—	$—	$—	$564.2
Comprehensive Income (Loss):
Net income	—	—	—	—	241.5	—	—	—	241.5
Other comprehensive loss	—	—	—	—	—	(57.0)	—	—	(57.0)

Comprehensive income									184.5

Shares withheld for claims	—	—	—	—	—	—	(6.8)	—	(6.8)
Warrants exercised	—	—	—	1.3	—	—	—	—	1.3
Stock-based compensation	—	—	—	13.8	—		(4.7)	—	9.1

Successor:
Balance at December 31, 2011	$0.1	$—	$—	$579.2	$241.5	$(57.0)	$(11.5)	$—	$752.3

The accompanying notes are an integral part of the consolidated financial statements.

TRONOX INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	The Company

Tronox Incorporated, a Delaware Corporation, was formed on May 17, 2005, (“Tronox” or the “Company”) in preparation for the contribution (the “Contribution”) and transfer by Kerr-McGee Corporation (“Kerr-McGee” or “KM”) of certain entities, including those comprising substantially all of its chemical business. The Company has one reportable segment representing the pigment business. The pigment segment primarily produces and markets titanium dioxide pigment (“TiO2”) and has production facilities in the United States, Australia and the Netherlands. The pigment segment also includes heavy minerals production operated through the Company’s joint venture in Australia (the “Tiwest Joint Venture”). The heavy minerals production is integrated with the Company’s Australian pigment plant, but also has third-party sales of minerals not utilized by the pigment operations. Electrolytic and other chemical products (which do not constitute a reportable segment) represent other operations which are comprised of electrolytic manufacturing and marketing operations, all of which are located in the United States, and are reported in “Other Activities” when reconciling segmented information presented in Note 24.

Formation

The Contribution was completed in November 2005, along with the recapitalization of the Company, whereby common stock held by Kerr-McGee converted into approximately 22.9 million shares of Class B common stock. An initial public offering (“IPO”) of Class A common stock was completed on November 28, 2005. Prior to the IPO, the Company was a wholly owned subsidiary of Kerr-McGee. Pursuant to the IPO registration statement on Form S-1, the Company sold approximately 17.5 million shares of its Class A common stock at a price of $14.00 per share. Pursuant to the terms of the Master Separation Agreement dated November 28, 2005, among Kerr-McGee, Kerr-McGee Worldwide Corporation and the Company (the “MSA”), the net proceeds from the IPO of $224.7 million were distributed to Kerr-McGee.

Concurrent with the IPO, the Company, through its wholly owned subsidiaries, issued $350.0 million in aggregate principal amount of 9.5% senior unsecured notes due 2012 and borrowed $200.0 million under a six-year senior secured credit facility. Pursuant to the terms of the MSA, the Company distributed to Kerr-McGee the net proceeds from the borrowings of approximately $537.1 million.

Following the IPO, approximately 43.3% of the total outstanding common stock was held by the general public and 56.7% was held by Kerr-McGee. The holders of Class A common stock and Class B common stock had identical rights, except that holders of Class A common stock were entitled to one vote per share, while holders of Class B common stock were entitled to six votes per share on all matters to be voted on by stockholders.

On March 8, 2006, Kerr-McGee’s Board of Directors declared a dividend of the Company’s Class B common stock owned by Kerr-McGee to its stockholders (the “Distribution”). The Distribution was completed on March 30, 2006, resulting in Kerr-McGee having no ownership or voting interest in the Company. The Contribution included significant liabilities related to the historic operations of Kerr-McGee, such as coal mining, wood treatment, refining, thorium compounds manufacturing, uranium and refining operations, that had been terminated, discontinued, or divested in prior years.

Bankruptcy Proceedings and Emergence from Chapter 11

On January 12, 2009 (the “Petition Date”), Tronox and certain of its subsidiaries (collectively, the “Debtors”) filed voluntary petitions in the United States Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”) seeking reorganization relief under the provisions of Chapter 11 of Title 11 of the

United States Code (the “Bankruptcy Code”). The Debtors’ Chapter 11 cases were consolidated for the purpose of joint administration. On November 30, 2010 (the “Confirmation Date”), the Bankruptcy Court entered an order (the “Confirmation Order”) confirming the Debtors’ First Amended Joint Plan of Reorganization pursuant to Chapter 11 of the Bankruptcy Code, dated November 5, 2010 (as amended and confirmed, the “Plan”). Under Chapter 11 of the Bankruptcy Code, a debtor may reorganize its business for the benefit of its stakeholders with the consummation of a plan of reorganization being the principal objective. Among other things (subject to certain limited exceptions and except as otherwise provided in the Plan or the Confirmation Order), the Confirmation Order discharged the Debtors from any debt arising before the Petition Date, terminated all of the rights and interests of pre-bankruptcy equity security holders and substituted the obligations set forth in the Plan and new common stock for those pre-bankruptcy claims. Under the Plan, claims and equity interests were divided into classes according to their relative priority and other criteria.

The Plan was designed to accomplish, and was premised on, a resolution of the Debtor’s legacy environmental liabilities (the “Legacy Environmental Liabilities”) and legacy tort liabilities (the “Legacy Tort Liabilities” and collectively, with the Legacy Environmental Liabilities, the “KM Legacy Liabilities”). The Plan ensured that the Debtors emerged from Chapter 11 free of the significant KM Legacy Liabilities and were sufficiently capitalized. A final settlement was reached in November 2010 with respect to the Legacy Environmental Liabilities (the “Environmental Settlement”) and the Legacy Tort Liabilities (the “Tort Settlement” and, together with the Environmental Settlement, the “Settlement”). In exchange, claimants provided the Debtors and the reorganized Tronox Incorporated with discharges and/or covenants not to sue subsequent to the Effective Date with respect to the Debtors liability for the Legacy Environmental Liabilities. The Settlement established certain environmental response and tort claims trusts that are now responsible for the KM Legacy Liabilities in exchange for cash, certain non-monetary assets, and the rights to the proceeds of certain ongoing litigation and insurance and other third party reimbursement agreements. The Plan also provided for the creation and funding of a torts claim trust (the “Tort Claims Trust”), which was the sole source of distributions to holders of Legacy Tort Liabilities claims, who were paid in accordance with the terms of such trust’s governing documentation.

As a result of the settlement of the Debtors’ pre-petition debt and termination of the rights and interests of pre-bankruptcy equity, the Plan enabled Tronox Incorporated to reorganize around its existing operating locations, including: (a) its headquarters and technical facility at Oklahoma City, Oklahoma; (b) the TiO2 facilities at Hamilton, Mississippi and Botlek, the Netherlands; (c) the electrolytic chemical businesses at Hamilton, Mississippi and Henderson, Nevada (except that the real property and buildings associated with the Henderson business were transferred to an environmental response trust and reorganized Tronox Incorporated is not responsible for environmental remediation related to historic contamination at such site); and (d) its interest in the Tiwest Joint Venture.

Material conditions to the Plan, most notably the settlement of the claims related to the KM Legacy Liabilities, were resolved during the period from the Confirmation Date until January 26, 2011, when the environmental settlement was approved by the Bankruptcy Court, and subsequently on February 14, 2011 (the “Effective Date”), the Debtors emerged from bankruptcy and continued operations as reorganized Tronox Incorporated.

To fund cash payments required by the Plan and meet the go-forward operating and working capital needs of its business, Tronox relied on a combination of debt financing and money from new equity investments made by certain existing creditors. Specifically, such funding included: (i) total funded exit financing of no more than $470.0 million and (ii) the proceeds of a $185.0 million rights offering (the “Rights Offering”) open to substantially all unsecured creditors and backstopped by certain unsecured creditors. In addition, the reorganization included: (i) settlement of government claims related to the Legacy Environmental Liabilities through the creation of certain environmental response trusts and a litigation trust; (ii) settlement of claims related to the Legacy Tort Liabilities through the establishment of a torts claim trust; (iii) issuance of new common stock (the “New Common Stock”) whereby holders of the allowed general unsecured claims received their pro rata share of 50.9% of the New Common Stock on the Effective Date, and the opportunity to participate in the Rights Offering for an aggregate of 49.1% of the New Common Stock, also issued on the Effective Date; and (iv) issuance of warrants, on the Effective Date, to the holders of equity in the Company consisting of two tranches: the new series A warrants (the “Series A Warrants”) and the new series B warrants (the “Series B Warrants”), to purchase their pro rata share of a combined total of 7.5% of the New Common Stock, after and including the issuance of any New Common Stock upon exercise of the Series A Warrants and the Series B Warrants.

The consummation of the Plan resulted in a substantial realignment of the interests in the Company between its existing prepetition creditors and stockholders. As a result, Tronox was required to adopt fresh-start accounting. Having resolved the material contingencies related to implementing the Plan on January 26, 2011 and due to the proximity of the Effective Date to the end of month accounting period, which closed on January 31, 2011, the Company applied fresh-start accounting as of January 31, 2011. The Company evaluated the activity between January 26, 2011 and January 31, 2011 and, based upon the immateriality of such activity, concluded that the use of January 31, 2011 to reflect the fresh-start accounting adjustments was appropriate for financial reporting purposes. The use of the January 31, 2011 date is for financial reporting purposes only and does not affect the Effective Date of the Plan.

Fresh-start accounting provisions were applied pursuant to Accounting Standards Codification (“ASC”) 852, Reorganizations (“ASC 852”), and the financial statements as of February 1, 2011 and for subsequent periods report the results of Tronox with no beginning retained earnings or accumulated deficit, and reflect the creation and issuance of the Company’s new share capital.

Germany Insolvency Petition

Tronox Pigments GmbH, the Predecessor’s holding subsidiary for a pigment facility in Uerdingen, Germany, filed an application with the insolvency court in Krefeld, Germany, to commence insolvency proceedings on March 13, 2009. The German Insolvency Court appointed a trustee to administer the insolvency proceedings which resulted in the Company losing management control over these subsidiaries. As a result, the German subsidiaries have been deconsolidated from the Company’s consolidated financial statements as of March 13, 2009. Management has determined that the operations and cash flows of its insolvent German subsidiaries qualify as a discontinued operation. Accordingly, all amounts associated with these operations have been included in discontinued operations.

Acquisition of Exxaro Mineral Sands Operations

On September 25, 2011, the Company entered into a definitive agreement (the “Transaction Agreement”) with Exxaro Resources Limited (“Exxaro”) and certain of its affiliated companies, to acquire 74% of its South African mineral sands operations, including its Namakwa and KZN Sands mines, separation and slag furnaces, along with Exxaro’s 50% share of the Tiwest Joint Venture in Western Australia (together “Exxaro Mineral Sands”), which the Company refers to as the Transaction (the “Transaction”). The combination of Exxaro’s Mineral Sands business, along with Tronox’s proprietary chloride titanium dioxide process technology, will establish Tronox as the only fully vertically integrated pigment company.

In the Transaction, the existing business of Tronox Incorporated will be combined with the Exxaro Mineral Sands business under a new Australian holding company, Tronox Limited. The Transaction will be effectuated in two primary steps. In the first step, Tronox Incorporated will become a subsidiary of Tronox Limited, with Tronox Incorporated stockholders receiving one Class A Share and $12.50 in cash for each share of Tronox Incorporated common stock, unless the holder elects to receive an exchangeable share of Tronox Limited (subject to proration), which is exchangeable for one Class A Share of Tronox Limited and an amount in cash equal to $12.50 without interest (the “Exchangeable Shares”). The Exchangeable Shares will not be transferable until after December 31, 2012 but the Tronox Limited Class A Shares, including those deliverable upon the exchange of an Exchangeable Share, will be transferable. In the second step, Tronox Limited will acquire Exxaro Mineral Sands in exchange for issuance of Class B Shares to Exxaro and one of its subsidiaries. Upon completion of the Transaction, assuming no Tronox Incorporated stockholders elect to receive Exchangeable Shares, former Tronox Incorporated stockholders and Exxaro will hold 15,236,568 Class A Shares and 9,950,856 Class B Shares, respectively, representing approximately 61.5% and 38.5%, respectively, of the voting power in Tronox Limited.

Upon the closing of the Transaction, each outstanding Series A Warrants and Series B Warrants will be converted into a warrant to acquire, under the same terms and conditions, Class A shares of Tronox Limited and a cash payment of $12.50. Any fractional Class A Shares resulting from an aggregation of all such warrants granted to the holder under a particular award agreement with the same exercise price shall be rounded down.

On December 30, 2011, the Company filed a Form S-4 with the Securities and Exchange Commission (the “SEC”). The Form S-4 has been filed with the SEC but has not yet become effective. The Tronox Limited securities may not be sold nor may offers to buy them be accepted prior to the time the registration statement becomes effective.

2.	Basis of Presentation and Significant Accounting Policies

Basis of Presentation

During the period in which the Debtors were operating under Chapter 11, the Company reported revenues, expenses (including professional fees), realized gains and losses, and provisions for losses resulting from the reorganization and restructuring separately on its Consolidated Statements of Operations. Furthermore, the Company reported reorganization items separately within the operating, investing, and financing categories of the Consolidated Statements of Cash Flows.

As previously mentioned, the Company was required, under accounting principles generally accepted in the United States (“U.S. GAAP”), to adopt fresh-start accounting as of January 31, 2011; therefore, the Company undertook a comprehensive re-evaluation of its assets and liabilities based on the reorganization value as established and confirmed in the Plan. See Note 4 for additional information regarding the Company’s adoption of fresh-start accounting.

Subsequent to the Debtors’ Chapter 11 filing, the Company recorded its financial condition and results of operations in accordance with ASC 852. The financial statements for periods in which the Company was operating under Chapter 11 distinguishes transactions and events that were directly associated with the reorganization from the ongoing operations of the business. The Company disclosed prepetition liabilities subject to compromise separately from those that are not (such as fully secured liabilities that are not compromised) and from post petition liabilities on its Consolidated Balance Sheets. The liabilities subject to compromise, including claims that became known after the Chapter 11 filing, were reported based on the expected amount of the allowed claims in accordance with ASC 450, Contingencies (“ASC 450”), as opposed to the amounts for which those allowed claims were or may be settled.

Accordingly, the financial information set forth in this report, unless otherwise expressly set forth or as the context otherwise indicates, reflects the consolidated results of operations and financial condition of Tronox and its subsidiaries on a fresh-start basis for the period beginning February 1, 2011 (“Successor”), and of Tronox and its subsidiaries on a historical basis for the periods through January 31, 2011 (“Predecessor”).

Principles of Consolidation

The Company’s consolidated financial statements include the accounts of all majority-owned subsidiary companies. Investments in affiliated companies that are 20% to 50% owned are carried as a component of “Other

Long-Term Assets” on the Consolidated Balance Sheets at cost adjusted for equity in undistributed earnings. Except for dividends and changes in ownership interest, changes in equity in undistributed earnings are included in “Other income (expense)” on the Consolidated Statements of Operations. All intercompany transactions have been eliminated.

Tiwest Joint Venture

	Nature of Business	2011%	2010%	2009%
Tiwest Joint Venture	Titanium minerals, and pigment production	50%	50%	50%

The Company operates the Tiwest Joint Venture with Exxaro Australia Sands Pty Ltd., which is a subsidiary of Exxaro. The Tiwest Joint Venture operates a chloride process TiO2 plant located in Kwinana, Western Australia (the “Kwinana Facility”), a mining operation in Cooljarloo, Western Australia, and a mineral separation plant and a synthetic rutile processing facility, both in Chandala, Western Australia.

The Tiwest Joint Venture is a contractual relationship between Tronox and Exxaro whereby each party holds an undivided interest in each asset of the joint venture, and are proportionally liable for each of the joint venture’s liabilities. The Tiwest Joint Venture is not a separate legal entity and does not enter into any transactions. Transactions are entered into by the joint venture partners who have the right to sell their own product, collect their proportional share of the revenues and absorb their share of costs. As such, the Company does not account for the Tiwest Joint Venture under the equity method.

The Company accounts for its share of the Tiwest Joint Venture’s assets that are jointly controlled and its share of liabilities for which it is jointly responsible on a proportionate gross basis in its Consolidated Balance Sheet. Additionally, the Company accounts for the revenues generated from its share of the products sold and its share of the expenses of the joint venture on a gross basis in its Consolidated Statements of Operations.

Through a separate agreement, the Company is responsible for the marketing of Exxaro’s TiO2, in which capacity it acts as principal and bears the credit risk for such sales. As the Company acts as principal, the total tonnes of TiO2 from the Tiwest Joint Venture sold are included in the Company’s net sales and the cost to acquire any tonnes from Exxaro is included in the Company’s cost of goods sold.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. It is at least reasonably possible that the effect on the financial statements of a change in estimate within one year of the date of the financial statements due to one or more future confirming events could have a material effect on the financial statements.

Foreign Currency

The U.S. dollar is considered the functional currency for the Company’s operations, except for its European operations. The Company determines the functional currency of each subsidiary based on a number of factors, including the predominant currency for revenues, expenditures and borrowings. Foreign currency transaction gains or losses are recognized in the period incurred and are included in “Other income (expense)” on the Consolidated Statements of Operations.

The euro is the functional currency for the Company’s European operations and, as such, translation adjustments resulting from translating the functional currency financial statements into U.S. dollar equivalents are reflected as a separate component on the Consolidated Statements of Other Comprehensive Income (Loss). When the subsidiary’s functional currency is the U.S. dollar, such as the Company’s Australian operations, adjustments from the remeasurement of foreign currency monetary assets and liabilities are presented in “Other income (expense)” on the Consolidated Statements of Operations.

Gains and losses on intercompany foreign currency transactions that are not expected to be settled in the foreseeable future are reported by the Company in the same manner as translation adjustments.

Cash and Cash Equivalents

The Company considers all investments with original maturities of three months or less to be cash equivalents. At December 31, 2011 and 2010, total cash and cash equivalents was $154.0 million and $141.7 million, respectively, of which $62.1 million and $103.0 million, respectively, was held within the United States.

Accounts Receivable

Accounts receivable are reflected at their net realizable values, reduced by an allowance for doubtful accounts to allow for expected credit losses. The allowance is estimated by management, based on factors such as age of the related receivables and historical experience, giving consideration to customer profiles. The Company generally does not charge interest on accounts receivable, nor require collateral; however, certain operating agreements have provisions for interest and penalties that may be invoked, if deemed necessary. Accounts receivable are aged in accordance with contract terms and are written off when deemed uncollectible. Any subsequent recoveries of amounts written off are credited to the allowance for doubtful accounts. See Note 8 for additional information regarding accounts receivable.

Concentration of Credit Risk—A significant portion of the Company’s liquidity is concentrated in trade accounts receivable that arise from sales of TiO2 to customers in the paint and coatings industry. The industry concentration has the potential to impact the Company’s overall exposure to credit risk, either positively or negatively, in that its customers may be similarly affected by changes in economic, industry or other conditions. The Company performs ongoing credit evaluations of its customers, and uses credit risk insurance policies from time to time as deemed appropriate to mitigate credit risk but generally does not require collateral. The Company maintains allowances for potential credit losses based on historical experience.

Concentration of Customers—For the year ended December 31, 2011, the Company’s ten largest customers represented approximately 36.5% of its total net sales; however, no single customer accounted for more than 10% of its total net sales.

Inventories

Inventories are stated at the lower of actual cost or market, net of allowances for obsolete and slow-moving inventory. The cost of finished goods inventories is determined using the first-in, first-out method. Carrying values include material costs, labor and associated indirect manufacturing expenses. Costs for materials and supplies, excluding ore, are determined by average cost to acquire. Raw materials are carried at actual cost. The Company periodically reviews its inventory for obsolescence or inventory that is no longer marketable for its intended use, and records any write-down equal to the difference between the cost of inventory and its estimated net realizable value based on assumptions about alternative uses, market conditions and other factors.

See Note 8 for additional information regarding inventories.

Property, Plant and Equipment, Net

Property, plant and equipment, net is stated at cost less accumulated depreciation and amortization. Maintenance and repairs are expensed as incurred, except that costs of replacements or renewals that improve or extend the lives of existing properties are capitalized.

Depreciation—Property, plant and equipment is depreciated over its estimated useful life by the straight-line method. Useful lives for certain property, plant and equipment are as follows:

Mineral leaseholds	Units of Production
Vessel linings, general mechanical and process equipment	3 – 10 years
Electrical equipment, process piping and waste treatment ponds	10 – 15 years
Support structures and process tanks	20 years
Electrical distribution systems, mining equipment and other infrastructure assets	25 years
Buildings	10 – 40 years

Mineral Leaseholds—The Company is engaged in the acquisition, exploration and development of mineral properties to provide feedstock for its pigment production through the Tiwest Joint Venture. Mineral property acquisition costs are capitalized in property, plant and equipment in accordance with ASC 805, Business Combinations (“ASC 805”) as tangible assets when management has determined that probable future benefits consisting of a contribution to future cash inflows have been identified and adequate financial resources are available or are expected to be available as required to meet the terms of property acquisition and anticipated exploration and development expenditures.

Mineral property exploration costs are expensed as incurred. When it has been determined that a mineral property can be economically developed as a result of establishing proven and probable reserves, the costs incurred to develop such property through the commencement of production are capitalized.

Retirements and Sales—The cost and related accumulated depreciation and amortization are removed from the respective accounts upon retirement or sale of property, plant and equipment. Any resulting gain or loss is included in “Cost of goods sold” or “Selling, general, and administrative expenses” on the Consolidated Statements of Operations.

Interest Capitalized—The Company capitalizes interest costs on major projects that require an extended period of time to complete. See Note 12 for additional information regarding capitalized interest.

See Note 8 for additional information regarding property, plant and equipment.

Asset Impairments

Whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable, the Company evaluates impairments by asset group for which the lowest level of independent cash flows can be identified. If the sum of these estimated future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized for the excess of the carrying amount of the asset over its estimated fair value. Fair value is determined using prices for similar assets in the marketplace (market approach) or discounted future cash flows (income approach).

Intangible Assets

As a result of the application of fresh-start accounting, the Company recognized $335.1 million in separately identifiable intangible assets. Subsequent to initial recognition, intangibles are amortized on a straight-line basis over their estimated useful lives, which range from 5 to 20 years.

The Company tests its finite-lived intangible assets for impairment when impairment indicators arise. Assessing the impairment of intangible assets requires management to make significant estimates and assumptions, including, but not limited to, the expected future cash flows that the assets will generate, how the assets will be used based on the strategic direction, their remaining useful life, and their fair value on an open market. Considerable judgment is also applied in incorporating the potential impact of the economic climate on customer demand and selling prices, the cost of production and the limited activity on secondary markets for the assets and on the cost of capital. There is a significant risk that customer demand and pricing will be lower than expected. Although management believes its estimates of undiscounted future cash flows, for impairment testing purposes, and of fair values are reasonable, actual financial results could differ from these estimates due to the inherent uncertainty in making such estimates. During the eleven months ended December 31, 2011, the Company noted the existence of no such indicators warranting the performance of an impairment test.

See Note 10 for further information related to the Company’s intangible assets.

Asset Retirement Obligations

To the extent a legal obligation exists, an asset retirement obligation (“ARO”) is recorded at its estimated fair value and accretion expense is recognized over time as the discounted liability is accreted to its expected settlement value. Fair value is measured using expected future cash outflows discounted at Tronox’s credit-adjusted risk-free interest rate. No market-risk premium has been included in the Company’s calculation of ARO balances since no reliable estimate can be made by the Company. The Company’s consolidated financial statements classify accretion expense related to asset retirement obligations as a production cost, which is included in “Cost of goods sold” on the Consolidated Statements of Operations. See Note 11 for additional information regarding asset retirement obligations.

The Company’s most significant ARO at December 31, 2011 and 2010 was its share of mine closure and rehabilitation costs associated with the Tiwest Joint Venture. Significant judgment is applied in estimating the ultimate cost that will be required to rehabilitate the mines. The Company used the following assumptions in determining asset retirement obligations associated with mine closure and rehabilitation costs associated with the Tiwest Joint Venture:

•	Inflation of 2.5% per year during 2011 and 2.5% per year during 2010

•	Credit adjusted risk-free interest rate of 6.1% per year during 2011 and 13.6% per year during 2010

•	Life of mine over 15 years in 2011 and 13 years in 2010

•	Life of mine rehabilitation over 18 years in 2011 and 19 years in 2010

A primary factor resulting in the 2010 credit adjusted risk-free interest rate of 13.6% was the Company’s bankruptcy status.

Environmental Remediation and Other Contingencies

In accordance with ASC 450 and ASC 410, Asset Retirement and Environmental Obligations (“ASC 410”), the Company recognizes a loss and records an undiscounted liability when litigation has commenced or a claim or assessment has been asserted, or, based on available information, commencement of litigation or assertion of a claim or assessment is probable, and the associated costs can be reasonably estimated. Aside from the Legacy Environmental Liabilities, which are discussed in Note 5, the Company estimates environmental liabilities on a case by case basis. Estimates of environmental liabilities, which include the cost of investigation and remediation, are based on a variety of factors, including, but not limited to, the stage of investigation, the stage of the remedial design, evaluation of existing remediation technologies, presently enacted laws and regulations as well as prior experience in remediation of contaminated sites. In future periods, a number of factors could change the Company’s estimate of environmental remediation costs, such as changes in laws and regulations, or changes in their interpretation or administration or relevant cleanup levels; revisions to the remedial design; unanticipated construction problems; identification of additional areas or volumes of contaminated soils and groundwater; the availability of information to estimate probable but previously inestimable obligations; and changes in costs of labor, equipment and technology.

To the extent costs of investigation and remediation have been incurred and are recoverable from federal, state, or other governmental agencies and have been incurred or are recoverable under certain insurance policies or from other parties and such recoveries are deemed probable, the Company records a receivable for the estimated amounts recoverable (undiscounted). Receivables are reflected on the Consolidated Balance Sheets in either “Accounts receivable” or as a component of “Other Long-Term Assets,” depending on the estimated timing of collection.

Self Insurance

The Company is self-insured for certain levels of general and vehicle liability, property, workers’ compensation and health care coverage. The cost of these self-insurance programs is accrued based upon estimated fully developed settlements for known and anticipated claims. Any resulting adjustments to previously recorded reserves are reflected in current operating results. The Company does not accrue for general or unspecific business risks.

Revenue Recognition

Revenue is recognized when persuasive evidence of a sales arrangement exists, delivery has occurred, sales price is fixed or determinable and collectability is reasonably assured. All amounts billed to a customer in a sales transaction related to shipping and handling represent revenues earned and are reported as net sales. Costs incurred by the Company for shipping and handling are reported in “Cost of goods sold” on the Consolidated Statements of Operations.

Cost of Goods Sold

Cost of goods sold includes the costs of purchasing, manufacturing and distributing products, including raw materials, energy, labor, depreciation and other production costs. Receiving, distribution, freight and warehousing costs are also included in “Cost of goods sold” on the Consolidated Statements of Operations.

Selling, General and Administrative Expenses

Selling, general and administrative expenses include costs related to marketing, sales, agent commissions, research and development, legal and administrative functions such as human resources, information technology, investor relations, accounting, treasury, and tax compliance. Costs include expenses for salaries and benefits, travel and entertainment, promotional materials and professional fees.

Research and Development

Research and development costs were $8.7 million, $0.4 million, $6.1 million and $5.0 million for the eleven months ended December 31, 2011, one month ended January 31, 2011 and years ended 2010 and 2009, respectively, and were expensed as incurred.

Pension and Postretirement Accounting

The Company provides pension and postretirement benefits for qualifying employees worldwide, which are accounted for in accordance with ASC 715, Compensation—Retirement Benefits (“ASC 715”). During 2008 and 2009, the Company froze its U.S. nonqualified benefit plan and qualified benefit plan, respectively.

See Note 17 for additional information regarding pension and postretirement benefits.

Stock-Based Compensation

The Company accounts for its stock-based compensation in accordance with ASC 718, Compensation-Stock Compensation (“ASC 718”).

Liability Restricted Stock Awards—The Company withholds the highest combined maximum rate imposed under all applicable federal, state, local and foreign tax laws on behalf of employees that received stock awards. As such, these restricted stock awards are classified as liability awards and are re-measured to fair value at each reporting date. The restricted stock awards classified as liabilities contain only a service condition and have graded vesting provisions. The Company has elected to recognize compensation costs on a straight-line basis over the requisite service period for the entire award.

Equity Restricted Stock Awards—The fair value of equity instruments is measured based on the average stock price on the grant date and is recognized over the vesting period. The restricted stock awards contain service, market and/or performance conditions. For awards containing only a service condition, the Company has elected to recognize compensation costs using the straight-line method over the requisite service period for the entire award. For awards containing a market condition, the fair value of the award is measured using the lattice model. For awards containing a performance condition, the fair value of the award is equal to the average stock price but compensation expense is not recognized until the Company concludes that it is probable that the performance condition will be met. The Company reassesses the probability each quarter.

Stock Options—The Black-Scholes option pricing model is utilized to measure the fair value of stock options. Stock options generally contain only service conditions and have graded vesting provisions. The Company has elected to recognize compensation costs using the straight-line method over the requisite service period for the entire award.

See Note 18 for additional information regarding employee stock-based compensation.

Income Taxes

The Company accounts for taxes in accordance with ASC 740, Income Taxes (“ASC 740”).

The Company has operations in several countries around the world and is subject to income and similar taxes in these countries. The estimation of the amounts of income tax involves the interpretation of complex tax laws and regulations and how foreign taxes affect domestic taxes, as well as the analysis of the realizability of deferred tax assets, tax audit findings and uncertain tax positions. Although the Company believes its tax accruals are adequate, differences may occur in the future, depending on the resolution of pending and new tax matters.

Deferred tax assets and liabilities are determined based on temporary differences between the financial reporting and tax bases of assets and liabilities using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided against a deferred tax asset when it is more likely than not that all or some portion of the deferred tax asset will not be realized. The Company periodically assesses the likelihood that it will be able to recover its deferred tax assets and reflects any changes in its estimates in the valuation allowance, with a corresponding adjustment to earnings or other comprehensive income (loss), as appropriate. ASC 740 requires that all available positive and negative evidence be weighted to determine whether a valuation allowance should be recorded.

The amount of income taxes the Company pays is subject to ongoing audits by federal, state and foreign tax authorities, which may result in proposed assessments. The Company’s estimate for the potential outcome for any uncertain tax issue is highly judgmental. The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. For those tax positions for which it is more likely than not that a tax benefit will be sustained, the Company records the amount that has a greater than 50% likelihood of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. Interest and penalties are accrued as part of tax expense, where applicable. If the Company does not believe that it is more likely than not that a tax benefit will be sustained, no tax benefit is recognized.

See Note 19 for additional information regarding income taxes.

Fair Value Measurement

The Company accounts for its financial assets and liabilities in accordance with ASC 820, Fair Value Measurements and Disclosures, (“ASC 820”). In measuring fair value on a recurring basis, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs, to the extent possible, and considers counterparty credit risk in its assessment of fair value.

3.	Recent Accounting Pronouncements

In June 2011, the Financial Accounting Standards Board (“FASB”) issued ASU 2011-05, Presentation of Comprehensive Income (“ASU 2011-05”), which changes the presentation requirements of comprehensive income to improve the comparability, consistency, and transparency of financial reporting and to increase the prominence of items reported in other comprehensive income. ASU 2011-05 requires that all non-owner changes in stockholders’ equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. On December 28, 2011, the FASB issued ASU 2011-12, which defers certain requirements of ASU 2011-05. The remaining requirements of ASU 2011-05 are effective for interim and annual periods beginning after December 15, 2011. The Company does not anticipate that the adoption of this guidance will have a material impact on its consolidated financial statements.

In May 2011, the FASB issued ASU 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards (“IFRS”) (“ASU 2011-04”), which changes certain fair value measurement and disclosure requirements, clarifies the application of existing fair value measurement and disclosure requirements and provides consistency to ensure that U.S. GAAP and IFRS fair value measurement and disclosure requirements are described in the same way. ASU 2011-04 is effective for interim and annual periods beginning after December 15, 2011. The Company does not anticipate that the adoption of this guidance will have a material impact on its consolidated financial statements.

4.	Fresh-Start Accounting

As discussed in Note 1, the Company applied fresh-start accounting pursuant to ASC 852 as of January 31, 2011. ASC 852 provides for, among other things, a determination of the value to be assigned to the assets of the reorganized Company.

Enterprise valuation

In connection with the development of the Plan, the Company estimated the enterprise value of the Successor. Using a number of estimates and assumptions, the Company prepared financial projections through 2013, which were included in the disclosure statement related to the Plan. Based on these financial projections, the Company estimated a going concern enterprise value of the Successor within a range of approximately $975.0 million to $1,150.0 million, with a midpoint of $1,063.0 million, which included the fair value of tax attributes that were expected to be available to the Successor. The enterprise value range was included in the disclosure statement which was approved by the bankruptcy court. Management used an enterprise value of $1,150.0 million, which was considered to be the best estimate of the value. The reorganization value is viewed as the fair value of the Successor before considering liabilities and is intended to approximate the amount a willing buyer would pay for the assets of the entity immediately after the reorganization and represents the amount of resources available for the satisfaction of post-petition liabilities and allowed claims, as negotiated between the Debtors and their creditors.

The enterprise value was estimated using three valuation methods: (i) discounted cash flow analysis (“DCF”), (ii) comparable company analysis and (iii) transaction values analysis, each of which is discussed further below.

The DCF analysis is a forward-looking enterprise valuation methodology that estimates the value of an asset or business by calculating the present value of expected future cash flows to be generated by that asset or business. Under this methodology, projected future cash flows are discounted by the business’ weighted average cost of capital (the “Discount Rate”). The Discount Rate reflects the estimated blended rate of return that would be required by debt and equity investors to invest in the business based upon its capital structure. The Company’s enterprise value was determined by calculating the present value of its unlevered after-tax free cash flows based on its four-year financial projections plus an assumed terminal value at the end of the projected period at a discount rate reflecting the company-specific risk factors. The present value of the Company’s four-year cash flow projections was calculated using a Discount Rate based upon a weighted average cost of capital (the “WACC”) ranging from 11.3% – 13.3% and an implied terminal value ranging from 5.5x – 7.5x terminal Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”).

The comparable company analysis estimates the value of a company based on a relative comparison with other publicly-traded companies with similar operating and financial characteristics. Under this methodology, the enterprise value for each selected public company was determined by examining the trading prices for the equity securities of such company in the public markets and adding the aggregate amount of outstanding net debt for such company (at book value) and noncontrolling interests. Those enterprise values are commonly expressed as multiples of various measures of operating statistics, most commonly EBITDA. In addition, each of the selected public company’s operational performance, operating margins, profitability, leverage and business trends were examined. Based on these analyses, financial multiples and ratios were calculated to apply to the Company’s actual and projected operational performance. Multiples ranged from 4.4x – 5.4x for 2011 projected EBITDA.

The transaction values analysis estimates value by examining public merger and acquisition transactions. The valuations paid in such acquisitions or implied in such mergers are analyzed as ratios of various financial results. These transaction multiples were calculated based on the purchase price (including any debt assumed) paid to acquire companies that are comparable to us. Since precedent transactions analysis reflects aspects of value other than the intrinsic value of a company, there are limitations as to its applicability in determining the enterprise value. Nonetheless, the Company reviewed recent merger and acquisition transactions involving similar companies. Many of the transactions analyzed occurred in fundamentally different industry and credit market conditions from those prevailing in the marketplace, and therefore, may not be the best indication of value. Transaction multiples range that was utilized was 6.9x – 7.9x, the last twelve months’ EBITDA.

The enterprise value was determined based equally on all three valuation methods. In addition, the Company’s expected tax attributes, valued based on a DCF of the projected tax savings arising from the use of its available post-emergence attributes, were considered in the analysis. Income taxes in these financial projections were calculated based on the projected applicable statutory tax rates in the countries in which we operate. For 2014 through 2034, the Company applied a growth rate of 1.0% to 5.0% to U.S. income tax provision in order to estimate its NOL utilization. Unlevered free cash flows for 2010 through 2013 include taxes on an unlevered basis without NOL value. The Company assumed a 2013 tax rate of 34.5%.

The enterprise valuation was based upon achieving the future financial results set forth in the Company’s projections, as well as the realization of certain other assumptions. The financial projections included in the enterprise valuation were limited by the information available to us as of the date of the preparation of the projections and reflected numerous assumptions concerning anticipated future performance, as well as prevailing and anticipated market and economic conditions that were and continue to be beyond the Company’s control and that may not materialize. These assumptions and the financial projections are inherently subject to significant uncertainties, as well as significant business, economic and competitive risks, many of which are beyond the Company’s control. Accordingly, there can be no assurance that the assumptions and financial projections will be achieved and actual results could vary materially.

The assumptions for which there is a reasonable possibility of a variation that would significantly affect the calculated enterprise value include, but are not limited to, sales volumes, product pricing, product mix, foreign currency exchange rates, costs of raw materials and energy, achievement of operating margins and cost reductions, income tax rates, working capital changes, capital spending and overall industry conditions.

The following unaudited condensed consolidated balance sheet information illustrates the financial effects from implementing the Plan and the adoption of fresh-start accounting as of January 31, 2011.

	As of January 31, 2011
	Predecessor	Reorganization Adjustments		Fresh-Start Adjustments		Successor
	(Millions of dollars)
Current Assets
Cash and cash equivalents	$117.4	$(56.4	)a	$—		$61.0
Accounts receivable, net	256.7	(3.8	)b	—		252.9
Inventories	213.7	(1.7	)c	35.5	k	247.5
Prepaid and other assets	139.3	(88.7	)d	—		50.6
Deferred income taxes	4.2	—		0.4	p	4.6

Total Current Assets	731.3	(150.6)		35.9		616.6
Property, Plant and Equipment, Net	317.5	(21.0	)e	185.7	l	482.2
Intangible Assets, Net	—	—		335.1	m	335.1
Other Long-Term Assets	41.7	(13.9	)f	(13.6	)n	14.2

Total Assets	$1,090.5	$(185.5)		$543.1		$1,448.1

Liabilities and Stockholders’ Equity
Current Liabilities
Accounts payable	$221.6	$(0.3	)g	$—		$221.3
Accrued liabilities	44.5	(0.5	)h	—		44.0
Short-term debt	—	25.0	i	—		25.0
Long-term debt due within one year	4.3	—		—		4.3
Income taxes payable	2.7	—		—		2.7

Total Current Liabilities	273.1	24.2		—		297.3
Noncurrent Liabilities
Long-term debt	420.7	—		—		420.7
Pension and other postretirement benefits	107.2	—		(10.8	)o	96.4
Deferred income taxes	—	—		13.1	p	13.1
Other	47.0	—		9.4	q	56.4

Total Noncurrent Liabilities	574.9	—		11.7		586.6
Liabilities Subject to Compromise	896.7	(896.7	)j	—		—

Total Liabilities	1,744.7	(872.5)		11.7		883.9

Total Stockholders’ Equity	(654.2)	687.0		531.4	r	564.2

Total Liabilities and Stockholders’ Equity	$1,090.5	$(185.5)		$543.1		$1,448.1

Allocation of reorganization value to assets and liabilities

The reorganization value derived from the Company’s enterprise value of $1,150.0 million was allocated among Tronox’s assets in conformity with the purchase method of accounting guidance for business combinations included in ASC 805, which requires recording assets and liabilities at fair value (except for deferred income taxes and pension and postretirement benefit obligations). The reorganization value was assigned first to tangible and identifiable intangible assets and then the excess of net asset values over reorganization value was recorded as an adjustment to equity.

All estimates, assumptions, valuations, appraisals and financial projections, including the fresh-start adjustments, the reorganization value and equity value projections, are inherently subject to significant uncertainties outside of management’s control. Accordingly, there can be no assurance that the estimates, assumptions, valuations, appraisals and financial projections will be realized and actual results could vary materially.

a.	Cash and cash equivalents—The adjustments to cash and cash equivalents represent net cash outflows, after giving effect to transactions pursuant to the Plan, including borrowings under a $125.0 million senior secured asset-based revolving credit agreement with Wells Fargo Capital Finance, LLC (the “Wells Revolver”) with a maturity date of February 14, 2015, receipt of proceeds from the Rights Offering; payments relating to the discharge of debts and other liabilities subject to compromise; and the funding of the environmental response and tort trusts.

(Millions of dollars)
Sources of funds:
Wells Revolver	$25.0
Rights Offering	185.0
Release of environmental settlement escrow	35.0
Transfer of environmental letters of credit	29.9
Transfer of surety bonds	15.0
5% cash premium on collateralized letters of credit	2.2

$292.1

Use of funds:
Environmental letters of credit	(29.9)
Surety bonds	(15.0)
Cash settlement payments to environmental trusts	(270.0)
Cash settlement to tort trust	(16.5)
Admin., cure and 503(b)(9) claims	(3.7)
Settlement of secured and convenience claims	(0.9)
Professional and legal service fees	(12.0)
Prorated property taxes	(0.5)

$(348.5)

Net cash outflows from reorganization	$(56.4)

b.	Accounts receivable, net—The adjustment represents the transfer of certain trade and miscellaneous receivables to the environmental trusts.

c.	Inventories—The adjustment represents the transfer of finished goods and materials and supplies held at legacy sites to the environmental trusts.

d.	Prepaid and other assets—The adjustments to prepaid and other assets represent the transfer and release of funds on deposit related to letters of credit, surety bonds and environmental settlement escrow accounts that have been reclassified to cash and cash equivalents and used as “sources of funds,” along with the transfer of prepaid and other asset balances at legacy sites that have been transferred to the environmental trust.

(Millions of dollars)
Change in prepaid and other assets
Transfer of environmental letters of credit	$(29.9)
Release of environmental settlement escrow	(35.0)
Release of Kress Creek escrow account	(4.6)
Henderson prepaid land development costs	(2.0)
Transfer of surety bonds	(15.0)
5% cash premium on collateralized letters of credit	(2.2)

$(88.7)

e.	Property, plant and equipment, net—The adjustment represents the transfer of property, plant and equipment held at legacy sites to the environmental trust.

f.	Other long-term assets—The net adjustment represents the transfer of a $14.8 million investment in equity method investees to the Nevada Environmental Trust and $1.5 million in long-term receivables transferred to other environmental trusts, which were slightly offset by the recognition of $2.4 million in deferred financing fees related to the Wells Revolver.

g.	Accounts payable—The net adjustment represents payments made at emergence offset by accruals recorded for payments that will need to be made post-emergence as a result of execution of the Plan.

h.	Accrued liabilities—The adjustment represents $0.5 million in pro-rated property taxes related to sites that have been transferred to the environmental trusts as part of the Plan.

i.	Short-term debt—The change in the short-term debt balance represents a $25.0 million draw on the Wells Revolver that the Company made on the Effective Date.

j.	Liabilities subject to compromise—The adjustment to liabilities subject to compromise reflects the discharge of liabilities subject to compromise through a series of transactions involving cash and equity.

Fresh-Start Accounting

In applying fresh-start accounting on January 31, 2011, the Company recorded assets and liabilities at estimated fair value, except for deferred income taxes and certain liabilities associated with employee benefits, which were recorded in accordance with ASC 852 and ASC 740, respectively. The significant assumptions related to the valuations of the Company’s assets and liabilities recorded in connection with fresh-start accounting are discussed herein. All valuation inputs, with the exception of the calculation of raw material inventories and the Company’s long-term debt, are considered to be Level 3 inputs under ASC 820, as they are based on significant inputs that are not observable in the market.

k.	Inventories—The Company recorded inventory at its fair value of $247.5 million, which was determined as follows:

•

Finished goods were valued based on the estimated selling price of finished goods on hand less costs to sell, including disposal and holding period costs, and a reasonable profit margin on the selling and disposal effort for each specific category of finished goods being evaluated;

•

Work in process was valued based on the estimated selling price once completed less total costs to complete the manufacturing process, costs to sell including disposal and holding period costs, a reasonable profit margin on the remaining manufacturing, selling, and disposal effort; and

•	Raw materials were valued based on current replacement cost, which approximates fair value.

l.	Property, plant, and equipment, net—The Company recorded a $143.7 million fair value step-up on its property, plant and equipment at the time of applying fresh-start accounting. The $143.7 million step-up was ascribed to the corresponding property, plant and equipment classes which included land, buildings, machinery and equipment and construction in progress, (collectively real and personal property). Fair value was based on the highest and best use of the assets. For the majority of assets, the indirect cost approach was utilized to value the assets.

Additionally, the Company recorded the fair value of lease tenements of $42.0 million using a discount rate of 19.1% based on the Company’s WACC adjusted for risks inherent to lease tenements and a remaining useful life of 16 years, depreciated on a unit of production basis.

m.	Intangible assets, net—The change in intangibles is due to the recognition of $335.1 million in separately identifiable intangible assets at fair value as a result of the application of fresh-start accounting. The following is a summary of the approaches used to determine the fair value of the significant intangible assets:

•	The Company recorded the fair value of trade names of $3.6 million using the income approach relief-from-royalty methodology. Significant assumptions used in the calculation include:

•	0.10% royalty rate based on qualitative factors and the market-derived royalty rates;

•	Discount rates of 20% based on Tronox’s WACC adjusted for risks commonly inherent in trade names; and

•	Remaining useful life of five years based upon the nature of the industry and the relative strength of names in the marketplace.

•	The Company recorded the fair value of TiO2 technology of $31.9 million using the income approach relief-from-royalty methodology. Significant assumptions used in the calculation include:

•	0.75% royalty rate based on qualitative factors and the market-derived royalty rates;

•	Discount rates of 22.7% based on Tronox’s WACC adjusted for risks inherent in TiO2 technology; and

•	Remaining useful life of 20 years based on the nature of the industry, the length of time that the technology has been in use, and the relative strength of the technology in the marketplace.

•	The Company recorded the fair value of $5.0 million for in-process research and development based on a probability-weighted income approach. Significant assumptions used in the calculation include:

•	Discount rates of 14.2% based on Tronox’s WACC adjusted for risks inherent in intangible assets, specifically in-process R&D; and

•	Remaining useful life of five years.

•

The Company recorded the fair value of customer relationships of $293.9 million using a form of the income approach typically referred to as the multi-period economic income method. Significant assumptions used in the calculation include:

•	Customer attrition rate of 7.4% based on historical data;

•	Discount rates of 19.7% based on Tronox’s WACC adjusted for risks inherent in intangible assets, specifically customer relationships; and

•	Remaining useful life of 15 years.

•

The Company also recognized the fair value of other intangibles of $0.7 million. Other consists of highly specialized proprietary software utilized for its Botlek pigment facility, which has an estimated remaining useful life of seven years.

n.	Other long-term assets—The change in other long-term assets is due to the write-off of $14.6 million of deferred financing fees that were related to the Predecessor’s debtor-in-possession (“DIP”) financing facilities, which converted to a $425.0 million exit facility on February 14, 2011. The $14.6 million was partially offset by $0.8 million in deferred taxes recognized and $0.2 million related to the write-off of the net pension asset related to the Predecessor. At that time, additional deferred financing costs were capitalized based on the application of accounting principles. As of the emergence date, the fair value of debt changed where the stated coupon of the debt became par. Therefore all previous deferred financing costs were written-off.

o.	Pension and other postretirement benefits—The net adjustment reflects the fair value adjustments to pension obligations as a result of the application of fresh-start accounting.

p.	Deferred income taxes—The application of fresh-start accounting on January 31, 2011, resulted in the re-measurement of deferred income tax assets and liabilities associated with the revaluation of the Company’s assets and liabilities pursuant to ASC 852. Deferred income taxes were recorded at amounts determined in accordance with ASC 740.

q.	Other noncurrent liabilities—The net adjustment reflects the fair value adjustments to asset retirement obligations as a result of the application of fresh-start accounting.

r.	Stockholders’ equity—The adjustments reflect net gains relating to executing the Plan, gains related to revaluation of assets and “resetting” retained earnings and accumulated other comprehensive income to zero.

5.	Accounting for KM Legacy Liabilities

Background

In December 2008, the Company’s then newly appointed Chief Executive Officer informed the Board of Directors (the “Board”) of his concerns over the adequacy of the Company’s environmental liability reserves, and requested independent verification of such reserves prior to filing the 2008 annual report with the SEC. At its December 2008 meeting, the Board directed management to conduct an internal review of the reserve-setting process. In January 2009, management presented the Board with a summary of the internal review, and the Board directed management to hire an expert to review the adequacy of the Company’s environmental reserves as of December 31, 2008. As a result of the preliminary findings from the expert’s review (which consisted of an analysis of documents, interviews of the Company’s environmental project managers, and other information related to a sample of eleven environmental sites or categories of environmental sites selected by the Company), on May 5, 2009, the Company filed a Form 8-K under Item 4.02 stating that its previously-filed financial statements, while the Company was a reporting entity under the SEC’s rules and regulations, could no longer be relied upon because it had failed to establish adequate reserves for the KM Legacy Liabilities as required by U.S. GAAP. The Company also disclosed that its review was continuing and that any required increases to the reserves, while unknown at the time, would be material.

In 2002, Kerr-McGee began an internal restructuring (the “KM Restructuring”) that transferred its oil and gas business to a newly formed entity. Tronox Incorporated was formed in May 2005 as the parent holding company for the Kerr-McGee chemical business and for liabilities related to historic operations of Kerr-McGee that had been terminated, discontinued, or divested prior to the IPO (the “Discontinued Businesses”), including the significant KM Legacy Liabilities that were not related to the ongoing operations of the Kerr-McGee chemical business. The KM Restructuring and Kerr-McGee’s spin-off of the Company, which were completed in March 2006 (the “Spin-Off”), resulted in the Debtors becoming solely responsible for the liabilities of the Discontinued Businesses, including the KM Legacy Liabilities.

Substantially all of the KM Legacy Liabilities related to the Discontinued Businesses, and were never related to the Company’s core chemical business. Substantially all of the Legacy Environmental Liabilities related to liabilities for civil remediation and other environmental claims by federal, state, local, tribal and quasi-governmental agencies arising from historical activities by Kerr-McGee or its antecedents over a 60-year period at more than 2,800 wood treatment, thorium, refining, petroleum marketing, coal, nuclear, offshore contract drilling, mining, fertilizer, waste disposal and other sites throughout the United States. The Legacy Environmental Liabilities included claims for soil, groundwater and other contamination resulting from, among other things, radioactive waste rock from uranium mining on the Navajo Nation and elsewhere in the southwestern United States, creosote used in the treatment of railroad ties at approximately 40 sites across the United States, the production of ammonium perchlorate in Nevada for use in rocket fuel, the production of radioactive thorium in Illinois for use in gas mantles, the manufacture and blending of fertilizer products at dozens of sites across the United States, and the production and sale of petroleum products at various refineries and storage facilities and hundreds of service stations across the United States. The Legacy Environmental

Liabilities also included liabilities related to Superfund Sites in Jacksonville, Florida; Manville, New Jersey; Soda Springs, Idaho; West Chicago, Illinois; Milwaukee, Wisconsin; and Wilmington, North Carolina. The Legacy Tort Liabilities consisted principally of civil tort claims held by individual plaintiffs alleging personal injuries and property damage caused by exposure to asbestos, benzene, creosote, or other environmental contamination or chemical exposure, in each case arising in connection with the Discontinued Businesses.

The Debtors’ primary creditors in the bankruptcy proceedings were the U.S. government and more than 30 state, local, tribal and quasi-governmental entities that held claims related to the Legacy Environmental Liabilities and thousands of individual holders of claims related to the Legacy Tort Liabilities. Certain of the KM Legacy Liabilities were administrative claims that would have been required to be paid in full, in cash, under the Bankruptcy Code while others may not have been dischargeable at all post-bankruptcy. As a result, the Bankruptcy Court could not impose a resolution of the KM Legacy Liabilities without the consent of the related claimants and the Company could not have successfully reorganized without resolving the KM Legacy Liabilities in total. In addition, resolving the claims on an individual basis would have required an extensive, costly and time-consuming process that might not have been possible and likely would have threatened the successful reorganization of the Company. Accordingly, the resolution of these claims on an overall or total basis was essential.

Negotiations regarding the overall resolution of the KM Legacy Liabilities began shortly after the Petition Date. A preliminary agreement in principle was signed in December 2009 and the Company reached the Settlement in November 2010. The Settlement was approved by the Bankruptcy Court on November 30, 2010, subject, in the case of the Environmental Settlement, to a public notice-and-comment period required by applicable environmental laws. This period expired on December 29, 2010, and the Environmental Settlement was approved by the Bankruptcy Court on January 26, 2011. As a result of the Settlement, the Company is no longer responsible for the KM Legacy Liabilities following its emergence from bankruptcy.

Accounting for the KM Legacy Liabilities in 2009

Typically the bankruptcy process involves reconciliation of claims between a debtor and its creditors on an individual basis, with an allowed amount for each claim ultimately agreed to by the parties and/or set forth in an order of the bankruptcy court. With respect to large, complex and disputed claims such as those related to the KM Legacy Liabilities, the individual resolution of such claims typically would be implemented pursuant to certain provisions of the federal rules of bankruptcy procedure. In either scenario, as a claim is allowed by the court, the debtor adjusts its books and records for the allowed amount of the claim in the period such allowed amount is approved. The allowed claim amount is the basis used to allocate recoveries among the creditors, with the settled amount being the amount ultimately recovered by the creditors. An allowed claim amount is not typically the same as the settled or recovered amount. The difference between the allowed amount and the settled or recovered amount is recognized as part of the reorganization adjustment to record the consummation of the reorganization plan under fresh-start accounting.

In contrast, because of the nature and magnitude of the KM Legacy Liabilities, the Company could not successfully reorganize without resolving them on an overall basis. As a result, the parties bypassed the customary individual claims reconciliation process described above and instead embarked on a process to resolve the KM Legacy Liabilities in total. That process culminated in the Settlement. The claims related to the KM Legacy Liabilities were never individually “allowed” or “settled” during the claims resolution process in the bankruptcy proceedings because they were settled “in total” pursuant to the Settlement that was then implemented by consummation of the Plan. Accordingly, no final amounts for individual claims were “allowed” or determined in the bankruptcy proceedings. Nor was the amount of the Settlement a “settled amount” as such term is used in the bankruptcy accounting literature.

Accordingly, the Company concluded that the amount of the Settlement should be considered to be the “expected amount” of the allowed claims for all of the KM Legacy Liabilities during all accounting periods while the Company was in bankruptcy through to the date of its emergence, and therefore should be accounted for as such in accordance with ASC 852. Furthermore, as a result of the bankruptcy and the subsequent negotiations to resolve the KM Legacy Liabilities on an overall basis, the Company concluded it was appropriate to cease using ASC 410, Asset Retirement and Environmental Obligations (“ASC 410”) (i.e., recognizing and measuring the liabilities on a site-by-site basis), and instead viewed the Legacy Environmental Liabilities as a single significant liability that could only be measured on an aggregate basis.

In addition, because the KM Legacy Liabilities were loss contingencies, ASC 450 was applied. ASC 450 provides that loss contingencies should be recorded when information available before the financial statements are issued or are available to be issued indicates that an asset had been impaired or a liability had been incurred at the date of the financial statements. Therefore, the Company concluded that, from the Petition Date, it was more appropriate to account for the KM Legacy Liabilities according to ASC 852 in conjunction with ASC 450, and not in accordance with ASC 410 which requires a site-by-site analysis.

In satisfaction of the Legacy Environmental Liabilities, the Company’s environmental creditors received approximately $325.9 million in cash and accounts receivable, other non-monetary assets (including the sites associated with the Legacy Environmental Liabilities) valued at $68.4 million, and the rights to 88% of any proceeds, if any, from the litigation that the Company commenced in May 2009 against Kerr-McGee and its new parent, Anadarko Petroleum Corporation (“Anadarko”), related to the Spin-Off (the “Anadarko Litigation”). In satisfaction of the Debtors’ liability for the Legacy Tort Liabilities, its tort creditors received approximately $17.6 million in cash and accounts receivable and the rights to 12% of any proceeds that may be recovered in the Anadarko Litigation.

Accordingly, the reserve for the KM Legacy Liabilities was adjusted to the amount of the Settlement in the quarter ended March 31, 2009, the accounting period during which the Debtors filed for bankruptcy. The Settlement amount of $411.9 million was used to initially calculate the amount of the contingent liability, then was adjusted for payments made for environmental remediation work performed in 2009, 2010 and through to the Effective Date in 2011. As a result, the Company adjusted the reserve for the KM Legacy Liabilities in the first quarter of 2009 resulting in a credit of $75.7 million on the Consolidated Statements of Operations and a corresponding balance of $536.4 as of March 31, 2009 on the Consolidated Balance Sheets. The Company calculated the amount of the Settlement, using existing U.S. GAAP rules on exchange transactions, as the funded cash settlement amount plus the fair value of the non-monetary assets exchanged. The Company also transferred rights to certain insurance proceeds, other reimbursement agreements, and the proceeds of the Anadarko Litigation, if any; however, because these are gain contingencies, they were not used in calculating the Settlement amount. The adjustment in 2009 is reflected in “Reorganization income (expense)” on the Consolidated Statements of Operations.

6.	Statements of Operations Data

Other Income (Expense)

The components of other income (expense) consisted of:

	Successor	Predecessor
	Eleven Months Ended December 31, 2011	One Month Ended January 31, 2011	Year Ended December 31,
			2010	2009
	(Millions of dollars)
Net unrealized and realized foreign currency gain (loss)	$(7.8)	$1.5	$(12.5)	$(7.7)
Gain (loss) on liquidation/dissolution of subsidiary	0.2	—	5.3	—
Loss in net earnings of equity method investees	—	—	(2.0)	(3.6)
Interest income	0.6	0.1	0.6	0.4
Gain on accounts receivable sales	—	—	—	0.5
Loss on derivatives	—	—	—	(0.7)
Other	(2.8)	—	0.3	0.8

Total	$(9.8)	$1.6	$(8.3)	$(10.3)

Reorganization Income (Expense)

Items resulting from the Company’s reorganization from bankruptcy were classified as “Reorganization income (expense)” on Consolidated Statements of Operations. Upon emergence from bankruptcy, the Company no longer reports reorganization income (expense). Any residual costs are included in “Selling, general and administrative expenses” on the Consolidated Statements of Operations. The Company’s net charges for reorganization items in the applicable periods were as follows:

	Successor	Predecessor
	Eleven Months Ended December 31, 2011	One Month Ended January 31, 2011	Year Ended December 31,
			2010	2009
	(Millions of dollars)
Legal and professional fees	$—	$(12.0)	$(56.9)	$(50.3)
Accelerated amortization on debt issuance costs	—	—	(28.6)	(17.5)
Rejected contracts	—	—	(22.8)	(22.1)
Indirect environmental claims	—	(24.3)	(25.9)	—
Fees related to the Rights Offering and other debt related costs	—	(9.2)	(16.8)	—
Forgiveness of debt	—	127.7	—	5.0
Gain as a result of application of fresh-start accounting	—	531.4	—	—
Environmental and tort Settlement adjustments (1)	—	—	—	75.7
Other net adjustments	—	—	6.2	(0.3)

Total	$—	$613.6	$(144.8)	$(9.5)

(1)	See Note 5 for a description of the Legacy Tort Liabilities and the Legacy Environmental Liabilities Settlement.

7.	Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share from continuing operations for the periods indicated:

	Successor	Predecessor
	Eleven Months Ended December 31, 2011	One Month Ended January 31, 2011	Year Ended December 31,
			2010	2009
	(Millions of dollars, except share and per share data)
Income (Loss) from Continuing Operations	$241.5	$631.5	$4.6	$(28.7)
Shares (In thousands)	14,981	41,311	41,232	41,176
Effect of Dilutive Securities:
Restricted Stock	55	88	151	—
Warrants	579	—	—	—
Options	4	—	—	—

Total Dilutive Shares	15,619	41,399	41,383	41,176
Basic Income (Loss) per Share	$16.12	$15.29	$0.11	$(0.70)

Diluted Income (Loss) per Share	$15.46	$15.25	$0.11	$(0.70)

The following table sets forth the computation of basic and diluted earnings per share from discontinued operations for the periods indicated:

	Successor	Predecessor
	Eleven Months Ended December 31, 2011	One Month Ended January 31, 2011	Year Ended December 31,
			2010	2009
	(Millions of dollars, except share and per share data)
Income (Loss) from Discontinued Operations	$—	$(0.2)	$1.2	$(9.8)
Basic Income (Loss) per Share	$—	$(0.01)	$0.03	$(0.24)

Diluted Income (Loss) per Share	$—	$—	$0.03	$(0.24)

In computing diluted earnings per share under the treasury stock method, the Company considered potentially dilutive shares. The number of stock options that were anti-dilutive because they were not “in the money” was 1,152,408, 1,152,408 and 1,162,464 for the one month ended January 31, 2011 and years ended December 31, 2010 and 2009, respectively. The average exercise price of these anti-dilutive options was $9.54, $9.54 and $9.56 for the one month ended January 31, 2011 and years ended December 31, 2010 and 2009, respectively.

8.	Balance Sheet Data

Accounts Receivable

Accounts receivable, net of related party receivables and the related allowance for doubtful accounts, consisted of the following at December 31, 2011 and 2010:

	Successor	Predecessor
	December 31, 2011	December 31, 2010
	(Millions of dollars)
Accounts receivable—trade	$268.7	$209.8
Receivable from insurers (1)	—	33.1
Other	2.6	1.7

Total	271.3	244.6
Allowance for doubtful accounts	(0.4)	(0.8)

Net	$270.9	$243.8

(1)	Receivables from insurers relate to reimbursements of certain environmental expenditures. Environmental-related receivables not expected to be collected within one year from the balance sheet date are reflected in “Other Long-Term Assets” on the Consolidated Balance Sheets.

Inventories

Inventories, net of allowance for obsolete inventories and supplies, consisted of the following at December 31, 2011 and 2010:

	Successor	Predecessor
	December 31, 2011	December 31, 2010
	(Millions of dollars)
Raw materials	$123.5	$62.7
Work-in-process	9.0	6.9
Finished goods (1)	130.3	80.0
Materials and supplies, net (2)	48.4	48.4

Total	$311.2	$198.4

(1)	Includes inventory on consignment to others of approximately $12.0 million and $8.1 million at December 31, 2011 and 2010, respectively.
(2)	Materials and supplies consist of processing chemicals, maintenance supplies and spare parts, which will be consumed directly and indirectly in the production of the Company’s products.

Prepaid and Other Current Assets

Prepaid and other current assets consisted of the following at December 31, 2011 and 2010:

	Successor	Predecessor
	December 31, 2011	December 31, 2010
	(Millions of dollars)
Prepaid expenses	$10.2	$17.6
Environmental settlement escrows (1)	—	41.3
Cash collateralized letters of credit and surety bonds	4.9	78.2
Other	6.6	7.7

Total	$21.7	$144.8

(1)	Funds held in escrow related to the environmental settlement agreement that were released at time of funding the environmental trusts.

Property, Plant and Equipment

Property, plant and equipment, net consisted of the following at December 31, 2011 and 2010:

	Successor	Predecessor
	December 31, 2011	December 31, 2010
	(Millions of dollars)
Land	$24.2	$33.3
Buildings	44.9	93.1
Machinery and equipment	417.1	995.1
Construction-in-progress	49.1	46.2
Mineral leaseholds	42.0	12.4
Other	33.1	62.7

Total	610.4	1,242.8
Less accumulated depreciation, depletion and amortization	(55.9)	(927.3)

Net	$554.5	$315.5

Depreciation expense for the eleven months ended December 31, 2011, one month ended January 31, 2011 and years ended December 31, 2010 and 2009 was $55.9 million, $3.8 million, $46.9 million and $49.8 million, respectively.

Other Long-Term Assets

Other long-term assets consisted of the following at December 31, 2011 and 2010:

	Successor	Predecessor
	December 31, 2011	December 31, 2010
	(Millions of dollars)
Receivable from the U.S. Department of Energy (1)	$—	$3.6
Investments in equity method investees (2)	—	14.8
Debt issuance costs, net	8.4	14.8
Deferred tax benefits	9.0	9.4
Other, net	3.2	4.1

Total	$20.6	$46.7

(1)	See Note 21.
(2)	The Company had an interest of approximately 30% in Basic Management, Inc. and Subsidiaries (“BMI”). BMIs combined financial statements included The Landwell Company, L.P., a limited partnership in which the Company had a direct interest of approximately 30%. The Company accounted for its investment in these companies under the equity method. Upon emergence from bankruptcy, these assets were transferred to the environmental trusts and the Company no longer has any ownership or investment in these companies.

Accrued Liabilities

Accrued liabilities consisted of the following at December 31, 2011 and 2010:

	Successor	Predecessor
	December 31, 2011	December 31, 2010
	(Millions of dollars)
Employee-related costs and benefits	$26.3	$23.1
Sales rebates	8.2	7.6
Taxes other than income taxes	5.2	8.3
Interest	1.3	1.3
Asset retirement obligations	0.9	1.4
Reserves for environmental remediation and restoration	0.1	0.2
Other	3.7	3.8

Total	$45.7	$45.7

Noncurrent Liabilities—Other

Noncurrent liabilities—other consisted of the following at December 31, 2011 and 2010:

	Successor	Predecessor
	December 31, 2011	December 31, 2010
	(Millions of dollars)
Reserve for uncertain tax positions	$0.9	$19.1
Asset retirement obligations	29.2	17.9
Reserve for workers’ compensation and general liability claims	8.5	8.2
Reserves for environmental remediation and restoration	0.5	0.6
Other	1.9	1.6

Total	$41.0	$47.4

9.	Cash Flows Statement Data

Other noncash items included in the reconciliation of net income (loss) to net cash flows from operating activities include the following:

	Successor	Predecessor
	Eleven Months Ended December 31, 2011	One Month Ended January 31, 2011	Year Ended December 31,
			2010	2009
	(Millions of dollars)
Workers’ compensation and insurance liability	$1.6	$0.1	$3.7	$1.9
Abandonment expense	6.3	—	0.7	5.6
Asset retirement obligation accretion expense	1.9	0.1	0.4	0.6
Asset retirement obligation changes in estimates	0.9	—	(0.2)	(0.6)
Inventory write-downs	0.4	—	0.6	—
Equity in loss of affiliates	—	—	2.0	0.3
FIN 48 liability adjustment	(17.8)	(0.4)	3.6	2.6
Other net adjustments	—	—	(2.7)	0.3

Total	$(6.7)	$(0.2)	$8.1	$10.7

Other, net, included in the reconciliation of net income (loss) to net cash flows from operating activities includes the following:

	Successor	Predecessor
	Eleven Months Ended December 31, 2011	One Month Ended January 31, 2011	Year Ended December 31,
			2010	2009
	(Millions of dollars)
Environmental expenditures, net of reimbursements	$33.2	$—	$12.7	$7.5
Pension and postretirement	(7.4)	—	(7.0)	(6.2)
Asset retirement obligation expenditures	(1.5)	—	(0.9)	(2.3)
Other net adjustments	(0.8)	1.0	0.7	(0.9)

Total	$23.5	$1.0	$5.5	$(1.9)

10.	Intangible Assets

As a result of fresh-start accounting, the Company recognized $335.1 million of separately identifiable intangible assets at fair value on January 31, 2011. Intangible assets, net consisted of the following at December 31, 2011 and 2010:

	Successor	Predecessor
	December 31, 2011	December 31, 2010
	(Millions of dollars)
Intangible assets	$335.1	$—
Less accumulated amortization	(21.8)	—

Intangible assets, net	$313.3	$—

The gross cost and accumulated amortization of intangible assets at December 31, 2011, by major intangible asset category, were as follows:

	Successor
	Gross Cost	Accumulated Amortization	Net Carrying Amount
	(Millions of dollars)
Gross Cost
Customer relationships	$293.9	$(18.6)	$275.3
TiO2 technology	31.9	(1.5)	30.4
Trade names	3.6	(0.7)	2.9
In-process research and development	5.0	(0.9)	4.1
Other	0.7	(0.1)	0.6

Total	$335.1	$(21.8)	$313.3

Amortization expense related to intangible assets for the eleven months ended December 31, 2011 was $21.8 million. There was no amortization expense related to intangible assets for the one month ended January 31, 2011 and years ended December 31, 2010 and 2009. Estimated future amortization expense related to intangible assets is as follows:

Total Amortization
(Millions of dollars)
2012	$23.7
2013	23.7
2014	22.9
2015	22.8
2016	21.2
Thereafter	199.0

Total	$313.3

11.	Asset Retirement Obligations

A summary of the changes in the asset retirement obligations during the eleven months ended December 31, 2011 and one month ended January 31, 2011 is as follows:

2011
(Millions of dollars)
Predecessor: Balance, January 1	$19.3
Fresh-start adjustments	9.5
Accretion expense	0.1
Changes in estimates, including cost and timing of cash flows (1)	(0.1)

Predecessor: Balance, January 31	$28.8
Settlements/payments	(1.5)
Accretion expense	1.9
Changes in estimates, including cost and timing of cash flows (1)	0.9

Successor: Balance, December 31	$30.1

Current portion included in accrued liabilities	$0.9

Noncurrent portion included in noncurrent liabilities—other	$29.2

(1)	Includes a decrease of $0.1 million and $0.1 million due to foreign currency revaluation of the Company’s Australian and Botlek obligations during the eleven months ended December 31, 2011 and one month ended January 31, 2011, respectively.

A summary of the changes in the asset retirement obligations during 2010 is included in the table below.

2010
(Millions of dollars)
Predecessor: Balance, January 1	$11.3
Settlements/payments	(0.9)
Accretion expense	0.5
Changes in estimates, including cost and timing of cash flows (1)	8.4

Predecessor: Balance, December 31	$19.3

Current portion included in accrued liabilities	$1.4

Noncurrent portion included in noncurrent liabilities—other	$17.9

(1)	Includes an increase of $1.3 million due to foreign currency revaluation of the Company’s Australian obligation in 2010.

A summary of the asset retirement obligations by site for the years ended December 31, 2011 and 2010 is included in the table below.

	Successor	Predecessor
	December 31, 2011	December 31, 2010
	(Millions of dollars)
Australia Tiwest Joint Venture	$19.1	$10.6
Botlek	9.8	7.5

Hamilton	1.2	1.2

Total asset retirement obligations	$30.1	$19.3

Transfers to Liabilities Subject to Compromise

As part of the Environmental Settlement, the Company contributed its Mobile, Alabama and Savannah, Georgia facilities. Therefore, the asset retirement liabilities were transferred to and are classified as “Liabilities subject to compromise” on the Consolidated Balance Sheets at December 31, 2010 (see Note 14).

Continuing Asset Retirement Obligations

The Company has recognized an obligation for its undivided share of the cost to close and rehabilitate the mine site in Western Australia, operated by the Tiwest Joint Venture. At December 31, 2011 and 2010, the accreted obligation represents management’s estimate of the total costs to restore the area that has been disturbed, as required under the mining lease.

The Botlek ARO relates to the future closure of the Company’s Botlek facility at the end of the Company’s long-term lease and to return the site back to original state upon plant closure and exit. The ARO was adjusted during 2010 to address the estimated costs and timing of the site obligations.

An ARO was recorded related to a process waste landfill at the Company’s Hamilton, Mississippi TiO2 facility to address one-time closure costs (cap with liner and cover with soil) and annual monitoring costs of the closed landfill under applicable state environmental laws in Mississippi. Closure is expected to be completed in 2015.

12.	Debt

Short-term debt consisted of the following at December 31, 2011 and 2010:

	Successor	Predecessor
	December 31, 2011	December 31, 2010
(Millions of dollars)
Wells Revolver (1)	$—	$—

Short-term debt	$—	$—

(1)	Average effective interest rate of 14.1% in 2011.

During 2011, to facilitate its exit from bankruptcy and help pay for the buy-in of its 50% share of the Kwinana TiO2 expansion, the Company borrowed $39.0 million against the Wells Revolver, which by December 31, 2011, was fully repaid using cash generated from operations.

Long-term debt consisted of the following at December 31, 2011 and 2010:

	Initial Principal Amount	Maturity Date	Successor	Predecessor
			December 31, 2011	December 31, 2011
			(Millions of dollars)
Debtor-In-Possession and Exit Credit Agreement—Final DIP Facility (1)	$425.0	10/21/15	$420.8	$425.0
Co-generation Unit Financing Arrangement (2)	8.0	2/1/16	6.5	—
Senior secured asset-based revolving credit agreement	125.0	2/14/15	—	—
9.5% Senior Unsecured Notes due December 2012	350.0	N/A	—	350.0

Total debt			427.3	775.0
Less: Long-term debt classified as liabilities subject to compromise			—	(350.0)
Less: Long-term debt due in one year			(5.9)	(4.3)

Long-term debt			$421.4	$420.7

(1)	Average effective interest rate of 7.2% and 7.7% in 2011 and 2010, respectively.
(2)	Average effective interest rate of 6.5% in 2011.

The scheduled maturities of the Company’s long-term debt were as follows at December 31, 2011:

Total Debt
(Millions of dollars)
2012	$5.9
2013	5.9
2014	5.8
2015	409.6
2016	0.1
Thereafter	—

Total debt	$427.3

As of December 31, 2011, the total carrying value of long-term debt approximates its fair value due to the variable interest rates and frequent repricing of such instruments. The fair value hierarchy for long-term debt is a Level 2 input.

2009 and Prior

9.5% Senior Unsecured Notes due December 2012

Concurrent with the IPO, the Company’s wholly owned subsidiaries, Tronox Worldwide LLC and Tronox Finance Corp., issued $350.0 million in aggregate principal amount of 9.5% senior unsecured notes due 2012 (the “Senior Unsecured Notes”) in a private offering. During the second quarter of 2006, the Company registered these notes with the SEC and subsequently completed an exchange of all notes and guarantees for publicly tradable notes and guarantees having substantially identical terms, on July 14, 2006.

The terms of the Senior Unsecured Notes provided for customary representations and warranties, affirmative and negative covenants, and events of default.

As a result of the bankruptcy petitions filed on January 12, 2009, the Company’s Senior Unsecured Notes were included in “Liabilities Subject to Compromise” on the Consolidated Balance Sheets at December 31, 2010. While operating as a debtor-in-possession during the Chapter 11 bankruptcy proceedings, the Debtor ceased recording interest on all unsecured pre-petition indebtedness in accordance with ASC 852. Therefore, interest expense for the period January 1 through January 31, 2011 excludes $2.8 million that would have been payable under the terms of the Senior Unsecured Notes. Additionally, interest expense for the years ended December 31, 2010 and 2009 excludes $33.3 million and $32.1 million, respectively, that would have been payable under the terms of the Senior Unsecured Notes.

Debtor-In-Possession Credit Agreement—Original DIP Facility

On January 13, 2009, the Debtors obtained Bankruptcy Court interim approval of a senior secured super-priority DIP credit and security agreement (the “Original DIP Facility”) between and among the Company, Tronox Worldwide LLC, Credit Suisse, as Administrative Agent, JP Morgan Chase Bank, N.A., as Collateral Agent, and the lenders that from time to time become party thereto. The Original DIP Facility provided for a first priority and priming secured revolving credit commitment of $125.0 million. The Debtors received final approval to access the full amount of the Original DIP Facility on February 6, 2009.

The Original DIP Facility provided for an aggregate commitment of up to $125.0 million, subject to a borrowing base, which permitted borrowings on a revolving basis. Interest on amounts borrowed under the Original DIP Facility was payable, at Tronox Worldwide LLC’s election, at a base rate or a LIBOR rate (subject to a 3.5% minimum), in each case as defined in the credit agreement, plus a margin of 9.5%. The initial draw of $60.0 million under the Original DIP Facility was used to make interest payments due December 31, 2008 on existing debt, repurchase all securitized receivables of $41.1 million, pay fees related to the execution of the Original DIP Facility of approximately $8.1 million, and to fund the working capital requirements of the Company. During 2009, the Company had a second draw of $5.0 million used to fund its working capital requirements. The $65.0 million draw under the Original DIP Facility was repaid in December 2009 with the funds from the Second DIP Facility.

Debtor-In-Possession and Exit Credit Agreement—Second DIP Facility

On December 24, 2009, the Bankruptcy Court granted final approval, authorizing the Company and its U.S. Subsidiaries to enter into a senior secured super priority DIP and Exit Credit Agreement (“Second DIP Facility”) with Goldman Sachs Lending Partners (“GSLP”), which consisted of a $335.0 million tranche B-1 facility and a $90.0 million tranche B-2 facility. The Second DIP Facility featured a right to convert the DIP to an exit facility providing the Company with committed exit financing that was expected, at the time, to be sufficient to meet its settlement obligations under the December 2009 plan.

The proceeds from the Second DIP Facility were used, in part, to repay $212.8 million related to a secured term loan facility and the remaining balance of the Original DIP Facility. In addition, the proceeds funded the environmental settlement escrow of $35.0 million, and the collateralized outstanding letters of credit and surety bonds of approximately $78.2 million, some of which were transferred to the environmental trust as part of the Settlement.

2010

Debtor-In-Possession and Exit Credit Agreement—Final DIP Facility

On October 21, 2010, the Company received court approval and entered into a senior secured super-priority DIP and Exit Credit Agreement (the “Final DIP Facility”) with GSLP, which was used to refinance the Debtor’s existing $425.0 million outstanding indebtedness under the Second DIP Facility. The Final DIP Facility was to expire no earlier than February 15, 2011 or when the Company exercised the exit facility option, upon which the Final DIP converted into an exit facility under substantially the same terms and conditions with a maturity date of October 21, 2015.

The Final DIP Facility bore interest at the greater of a base rate plus a margin of 4.0% or adjusted Eurodollar rate plus a margin of 5.0%. The base rate was defined as the greater of (i) the prime lending rate as quoted in the print edition of The Wall Street Journal, (ii) the Federal Funds Rate plus 0.50%, or (iii) 3%. The adjusted Eurodollar rate is defined as the greater of (i) the LIBOR rate in effect at the beginning of the interest period, or (ii) 2.0%. Interest was payable quarterly or, if the adjusted Eurodollar rate applied, it was payable on the last day of each interest period.

The Final DIP Facility was secured by a first priority lien on substantially all of Tronox’s and the Subsidiary Guarantors’ existing and future property and assets.

The terms of the Final DIP Facility provided for customary representations and warranties, affirmative and negative covenants and events of default. The terms of the covenants, subject to certain exceptions, restricted, among other things: (i) debt incurrence; (ii) lien incurrence; (iii) investments, dividends and distributions; (iv) dispositions of assets and subsidiary interests; (v) acquisitions; (vi) sale and leaseback transactions; and (vii) transactions with affiliates and shareholders. The Final DIP Facility also contained covenants that limited the amount of capital expenditures to $55.0 million per year, with a carry-forward of the excess of the $55.0 million over the amount utilized in the prior year, but with no more than $15.0 million able to be carried-forward from one year to the next. In addition, the Final DIP Facility required the following financial ratios to be maintained.

2011

Exit Successor Credit Agreement

On February 14, 2011, the Final DIP Facility, in accordance with its terms, converted into Tronox’s $425.0 million exit facility (the “Exit Financing Facility”) under substantially the same terms and conditions that existed under the Final DIP Facility, with a maturity date of October 21, 2015.

The Exit Financing Facility is secured by the same assets as the Final DIP Facility, subject however to certain subordination agreements (as more fully described below under the heading “Asset Based Lending Facility”).

Asset Based Lending Facility

On February 14, 2011 the Company entered into the Wells Revolver, a senior secured asset-based revolving credit agreement with Wells Fargo Capital Finance, LLC. The Wells Revolver has a maturity date of February 14,

2015. The Wells Revolver provides the Company with a committed source of capital with a principal borrowing amount of up to $125.0 million subject to a borrowing base, and also permits an expansion of up to $150.0 million. Borrowing availability under the Wells Revolver is subject to a borrowing base, which is related to certain eligible inventory and receivables held by the Company’s U.S. subsidiaries. As of December 31, 2011, the Company’s borrowing base was $125.0 million, less letters of credit outstanding of $17.6 million, for a total net availability of $107.4 million.

Borrowings under the Wells Revolver are secured by a first priority lien on substantially all of the Company’s and the subsidiary guarantors’ existing and future deposit accounts, inventory and receivables, and certain related assets, and a second priority lien on all of Tronox’s and the subsidiary guarantors’ other assets, including capital stock which serve as security under the Exit Financing Facility.

The Wells Revolver bears interest at the Company’s option at either (i) the greater of the prime lending rate as announced by Wells Fargo Bank, N.A., (ii) the Federal Funds Rate plus 0.50%, or (iii) the one month LIBOR rate plus 0.50%, plus a margin that varies from 2.0% to 3.5% per annum depending on the average excess availability under the revolver. The unused portion of the Wells Revolver is subject to a commitment fee of 0.75% per annum on the average unused portion of the revolver, payable monthly in arrears. Interest is payable quarterly or, if the prime lending rate or Federal Funds Rate applies, is payable monthly.

Co-generation Unit Financing Arrangement

In March 2011, the Tiwest Joint Venture acquired a steam and electricity gas fired co-generation plant, adjacent to its Kwinana pigment plant, through a five year financing arrangement. Tronox Western Australia Pty Ltd, the Company’s wholly owned subsidiary, owns a 50% undivided interest in the co-generation plant through the Tiwest Joint Venture. As a result, the Company incurred additional debt totaling $8.0 million, in order to finance its share of the asset purchase. Under the financing arrangement, monthly payments are required and interest accrues on the remaining balance owed at the rate of 6.5% per annum.

2012

Exit Facility Refinancing and Wells Revolver Amendment

On February 8, 2012, the Company refinanced the Exit Financing Facility and amended the Wells Revolver. The Company obtained a new Goldman Sachs facility comprised of a $550.0 million Senior Secured Term Loan and a $150.0 million Senior Secured Delayed Draw Term Loan. See Note 26 for additional information.

Financial Covenants

At December 31, 2011, the Company had financial covenants on the Exit Financing Facility and the Wells Revolver. The Exit Financing Facility with Goldman Sachs has the following covenants:

Fiscal Quarter Ending	Total Leverage Ratio (not to exceed)
December 31, 2010 through December 31, 2011	4.25:1.00
March 31, 2012 through December 31, 2012	4.00:1.00
March 31, 2013 through December 31, 2013	3.75:1.00
March 31, 2014 and thereafter	3.50:1.00

Fiscal Quarter Ending	Interest Coverage Ratio (not to be less than)
December 31, 2010 through December 31, 2010	2.50:1.00

The Wells Revolver contains various covenants and restrictive provisions which limits the Company’s ability to incur additional indebtedness. The Wells Revolver requires the Company to maintain a Consolidated

Fixed Charge Coverage Ratio of 1.0 to 1.0 calculated monthly, only if excess availability on the Wells Revolver is less than $18.75 million. If the Company is required to maintain the Consolidated Fixed Charge Coverage Ratio then either: (i) the Consolidated Adjusted EBITDAR for the test period shall not be less than the Specified EBITDAR percentage of 65% of the Consolidated Adjusted EBITDAR of the parent and its subsidiaries for all periods ending on or prior to December 31, 2012 or ii) the Consolidated Adjusted EBITDAR during the test period shall not be less than the Specified EBITDAR threshold of $100.0 million; provided that the Specified EBITDAR threshold shall be reduced by $1.25 million on the last day of each month, commencing on January 31, 2012 and ending on December 31, 2012, until such time as the Specified Adjusted EBITDAR threshold is reduced to $85.0 million.

The Exit Financing Facility and the Wells Revolver are subject to an intercreditor agreement pursuant to which the lenders’ respective rights and interests in the security are set forth.

The Company was in compliance with its financial covenants at December 31, 2011 and 2010. A breach of any of the covenants imposed on the Company by the terms of the Exit Financing Facility or the Wells Revolver could result in a default under the agreement. In the event of a default, the lenders could terminate their commitments to the Company and could accelerate the repayment of all of the Company’s indebtedness under the agreement. In such case, the Company may not have sufficient funds to pay the total amount of accelerated obligations, and its lenders could proceed against the collateral pledged.

Interest expense

	Successor	Predecessor
	Eleven Months Ended December 31, 2011	One Month Ended January 31, 2011	Year Ended December 31,
			2010	2009
	(Millions of dollars)
Interest expense	$29.3	$2.6	$39.7	$32.7
Amortization of deferred debt issuance costs	0.8	0.3	9.2	2.9
Other	0.6	—	1.0	0.3
Capitalized interest	(0.7)	—	—	—

Interest and debt expense	$30.0	$2.9	$49.9	$35.9

For the one month ended January 31, 2011 and years ended December 31, 2010 and 2009, interest expense excludes $2.8 million, $33.3 million and $32.1 million, respectively, which would have been payable under the terms of the $350.0 million 9.5% senior unsecured notes.

13.	Restructuring and Exit Activities

The Company previously owned and operated a TiO2 plant in Antwerp, Belgium, which was shut down during 2001. Severance payments were expected to continue until 2016. During 2010 and 2009, the Company recorded payments of $0.5 million and $0.4 million, respectively. Additionally, during 2010 and 2009, the Company recorded adjustments related to the effects of foreign currency exchange of $0.4 million and nil, respectively, in “Other income (expense) on the Consolidated Statements of Operations, and other adjustments of nil and of $0.5 million, respectively, in “Cost of goods sold” on the Consolidated Statements of Operations. In 2010, the Company purchased an insurance annuity to satisfy the future severance obligations. Subsequently, the Belgian subsidiary was liquidated and the remaining reserves were reversed in 2010.

In 2009, the Company ceased TiO2 operations at its Savannah, Georgia facility. Tronox subsequently removed all proprietary technology related to the TiO2 operations, wrote down certain inventories to net realizable value, recognized a restructuring charge for severance payments to employees of the Savannah TiO2 operations and recorded a reserve for $0.6 million. During 2010 and 2009, the Company recorded payments of $0.2 million and $0.4 million, respectively. Additionally, during 2010 and 2009, the Company recorded adjustments of $0.3 million and $0.8 million, respectively, in “Cost of goods sold” and “Other income (expense),” respectively, on the Consolidated Statements of Operations. Such costs were attributable to the Company’s pigment reportable segment. Pursuant to the Plan, the Savannah site was transferred to an environmental response trust upon Tronox Incorporated’s emergence from bankruptcy on February 14, 2011. The Company has determined that the Savannah TiO2 operations do not meet the criteria for discontinued operations treatment.

In January 2011, the Company accrued a severance liability related to the work force reduction upon emergence from bankruptcy. During the eleven months ended December 31, 2011, the Company recorded payments of $0.2 million. At December 31, 2011, the Company had no reserves for restructuring and exit activities.

14.	Liabilities Subject to Compromise

As a result of the bankruptcy, the payment of prepetition indebtedness was subject to compromise or other treatment under the Debtors’ Plan. Although actions to enforce or otherwise affect payment of prepetition claims were generally stayed, at hearings held in January 2009, the Bankruptcy Court granted final approval of the Debtors’ “first-day” motions, generally designed to stabilize the Debtors’ operations and covering, among other things, employee wages, health and benefit plans, qualified pension and savings plans, supplier relations, customer relations, business operations, utilities, tax matters, cash management and retention of professionals.

The Debtors paid all of their undisputed post petition payables in the ordinary course of business. In addition, the Debtors rejected certain prepetition executory contracts and unexpired leases with respect to the Debtors’ operations with the approval of the Bankruptcy Court, which were no longer required for ongoing operations. Damages resulting from rejection of executory contracts and unexpired leases are treated as general unsecured prepetition claims and were classified as “Liabilities subject to compromise” on the Consolidated Balance Sheets.

On May 28, 2009, the Bankruptcy Court entered an order establishing August 12, 2009 as the claims bar date. The claims bar date was the date by which most claims against the Debtors arising prior to the Debtors’ Chapter 11 filings had to be filed if the claimants wished to receive any distribution. On June 2, 2009, the Debtors commenced notification, including publication, to all known actual and potential creditors informing them of the bar date and the required procedures with respect to the filing of proofs of claim. As part of the bankruptcy, claims timely filed by the claims bar date were reconciled against the amounts listed, with certain exceptions, by the Debtors in their schedules of assets and liabilities. In most cases, to the extent the Debtors objected to any filed claims, the Bankruptcy Court made the final determination as to the amount, nature and validity of such claims. Moreover, the treatment of allowed claims against the Debtors was determined pursuant to the terms of the Plan, which was confirmed by the Bankruptcy Court on November 30, 2010. Liabilities subject to compromise were cleared through the implementation of the Plan in 2011.

Prepetition liabilities that were subject to compromise were reported at the amounts expected to be allowed, even if they settled for lesser amounts. Liabilities subject to compromise consisted of the following at December 31, 2010:

Predecessor
December 31, 2010
(Millions of dollars)
Legacy Environmental Liabilities	$422.2
Senior Unsecured Notes due December 2012	350.0
Indirect environmental claims	38.6
Accounts payable	21.5
Interest payable	20.4
Legacy tort liabilities	17.9
Rejected contracts	9.5
Nonqualified benefits restoration plan	9.4
Income and franchise taxes payable	5.3
Other	5.5

Total liabilities subject to compromise	$900.3

15.	Derivative Instruments

As a result of its Chapter 11 filing on January 12, 2009, the Company was in default under its natural gas and interest rate swap agreements which were terminated by the counterparties to those agreements immediately following the Petition Date. In accordance with accounting guidance, the unrealized gains and losses on these contracts were recognized in “Other income (expense)” on the Consolidated Statements of Operations of $0.7 million related to natural gas in 2009 and $1.3 million related to interest rate swaps in 2010 (which was offset by previously accrued derivative expenses of $1.3 million) when the contracts were set to mature. Subsequent to the termination of these contracts, the Company has not entered into new contracts to hedge its natural gas usage or variable interest payments.

16.	Financial Instruments

The Company holds or issues financial instruments for other than trading purposes. At December 31, 2011 and 2010, respectively, the carrying amounts and estimated fair values of these instruments are as follows:

	Successor		Predecessor
	December 31, 2011		December 31, 2010
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
	(Millions of dollars)
Cash and cash equivalents	$154.0	$154.0	$141.7	$141.7
Long-term receivables	—	—	4.8	4.8
Grantor trust assets	—	—	1.0	1.0

The carrying amounts of cash and cash equivalents with maturities of three months or less represent a Level 1 fair value measurement based upon the existence of active markets with quoted prices for identical assets. Grantor trust assets, which consisted of cash and cash equivalents, were also a Level 1 fair value measurement based upon the existence of active markets with quoted prices for identical assets. The fair value of long-term receivables was equal to their carrying value; as such receivables were based upon contractual amounts.

17.	Pension and Other Postretirement Healthcare Benefits

Retirement Plans

Overview—Tronox is the sponsor of noncontributory defined benefit retirement plans (qualified and nonqualified plans) in the United States, a contributory defined benefit retirement plan in the Netherlands and a U.S. contributory postretirement plan for health care insurance. Substantially all U.S. employees may become eligible for the postretirement healthcare benefits if they reach retirement age while working for the Company.

Establishment of U.S. Plans—Effective with the Distribution on March 30, 2006, the Company established a U.S. qualified defined benefit plan (funded), U.S. supplemental nonqualified benefit plans (unfunded) and a U.S. postretirement healthcare plan (unfunded). Benefits under the qualified plan were generally based on years of service and final average pay. The supplemental nonqualified benefit plans were designed to maintain benefits for all employees at a plan formula level. The establishment of the U.S. plans resulted in a transfer of certain assets to the Company and an assumption of obligations associated with current and former employees participating in such plans. According to the employee benefits agreement between Kerr-McGee and Tronox, $450.3 million in qualified plan assets were transferred to a trust. In addition, assets in the amount of $4.4 million (comprised primarily of fixed income securities) were transferred on the Distribution date, from the Kerr-McGee grantor trust account to the Tronox grantor trust account. Although not considered plan assets, certain nonqualified benefit payments were paid from the grantor trust. The grantor trust assets were nil and $1.0 million at December 31, 2011 and 2010, respectively, and were recorded at fair value in “Other Long-Term Assets” on the Consolidated Balance Sheets with changes in fair value recognized in earnings.

For the retirement plans that qualify under the Employee Retirement Income Security Act of 1974 (“ERISA”), the benefit amount that can be provided to employees by the plans is limited by both ERISA and the Internal Revenue Code. Therefore, the Company has unfunded supplemental nonqualified plans designed to maintain benefits for all employees at the plan formula level.

U.S. Plan Changes—The Company was obligated under the MSA to maintain the material features (as defined in the employee benefits agreement of the MSA) of the U.S. postretirement healthcare plan without change for a period of three years following the Distribution date. During the third quarter of 2007, the Company announced that effective April 1, 2009, certain features would change, including the cost-sharing provisions between the Company and plan participants, life insurance benefits and certain retirement eligibility criteria. This announcement resulted in a plan remeasurement, which was performed by the Company’s actuary in August 2007. A new discount rate of 6.25% was selected by management for this remeasurement due to changes in certain economic indicators since the previous measurement as of December 31, 2006.

On June 30, 2008, the nonqualified benefits restoration plan was frozen and closed to new participants. The U.S. qualified defined benefit plan was frozen and closed to new participants on June 1, 2009.

In July 2008, the Company announced a temporary suspension of benefits accrued under its U.S. nonqualified benefit plan effective July 1, 2008. In conjunction with the filing for Chapter 11, the Debtors decided not to immediately petition the Bankruptcy Court for the benefits to be reinstated. Upon determining that benefit accruals would not resume, the Company recorded a curtailment gain of $0.1 million in accordance with ASC 715 during 2009. In October 2010, the Bankruptcy Court approved the termination of the nonqualified benefits restoration plan, which resulted in a loss of $3.7 million that was recorded as reorganization expense. Due to the bankruptcy, no benefits were paid as a result of the plan termination. The liability balance at December 31, 2010 of $9.4 million for these claims was reported in “Liabilities subject to compromise” on the Consolidated Balance Sheets, and was settled as part of the Plan.

Germany Insolvency—As discussed in Note 20, during March 2009, the Company’s holding subsidiary for a pigment facility in Uerdingen, Germany, filed an application with the insolvency court in Krefeld, Germany, to commence insolvency proceedings. The German Insolvency Court appointed a trustee to administer the insolvency proceedings which resulted in the Company losing management control over these subsidiaries. The German subsidiaries have been deconsolidated from the Company’s consolidated financial statements as of March 13, 2009. Accordingly, all amounts associated with the German subsidiaries and their results of operations, including pension expense, have been classified as discontinued operations.

Benefit Obligations and Funded Status—The following provides a reconciliation of beginning and ending benefit obligations, beginning and ending plan assets, funded status and balance sheet classification of the Company’s pension and other postretirement healthcare plans as of and for the years ended December 31, 2011 and 2010. The benefit obligations and plan assets associated with the Company’s principal benefit plans are measured on December 31.

	Retirement Plans		Postretirement Healthcare Plan
	Successor	Predecessor	Successor	Predecessor
	December 31, 2011	December 31, 2010	December 31, 2011	December 31, 2010
	(Millions of dollars)
Change in benefit obligations—
Benefit obligation, beginning of year	$480.7	$482.3	$8.5	$22.7
Service cost	2.9	2.5	0.3	0.2
Interest cost	23.4	24.8	0.3	0.4
Plan changes	—	—	—	(11.7)
Net actuarial (gains) losses	20.3	25.3	0.9	(1.3)
Foreign currency rate changes	(2.8)	(6.1)	—	—
Contributions by plan participants	0.6	0.5	1.3	1.1
Special termination benefits	1.2	—	—	—
Termination of the nonqualified benefits restoration plan (2)	(9.4)	—	—	—
Benefits paid	(32.2)	(46.5)	(2.1)	(2.9)
Administrative expenses	(1.9)	(2.1)	—	—

Benefit obligation, end of year	482.8	480.7	9.2	8.5

Change in plan assets—
Fair value of plan assets, beginning of year	371.9	386.0	—	—
Actual return on plan assets	7.2	34.1	—	—
Employer contributions (1)	7.2	5.2	0.8	1.8
Participant contributions	0.6	0.5	1.3	1.1
Foreign currency rate changes	(3.4)	(5.3)	—	—
Benefits paid (1)	(32.2)	(46.5)	(2.1)	(2.9)
Administrative expenses	(1.9)	(2.1)	—	—

Fair value of plan assets, end of year (3)	349.4	371.9	—	—

Net over (under) funded status of plans	$(133.4)	$(108.8)	$(9.2)	$(8.5)

Classification of amounts recognized in the Consolidated Balance Sheets—
Noncurrent asset	$0.7	$—	$—	$—
Liabilities subject to compromise (2)	—	(9.4)	—	—
Current accrued benefit liability	(0.1)	(0.1)	(0.5)	(0.6)
Noncurrent accrued benefit liability	(134.0)	(99.3)	(8.7)	(7.9)

Sub-total of liabilities	(133.4)	(108.8)	(9.2)	(8.5)
Accumulated other comprehensive loss	50.0	188.8	0.9	(67.4)

Total	$(83.4)	$80.0	$(8.3)	$(75.9)

(1)	The Company expects 2012 contributions to be approximately $4.3 million for the Netherlands plan and $3.4 million for the U.S. qualified retirement plan, while net benefits paid are expected to be approximately $0.6 million for the U.S. postretirement healthcare plan.
(2)	Because the nonqualified benefits restoration plan was settled as part of the Plan, amounts paid in 2011 represent the settlement of the entire liability. The net obligation for this plan is reflected in “Liabilities Subject to Compromise” on the December 31, 2010 Consolidated Balance Sheets.
(3)	Excludes the grantor trust assets of $1.0 million at December 31, 2010 associated with the nonqualified U.S. plan sponsored by the Company. The Grantor trust was liquidated in 2011, and the remaining funds reverted to the Company.

At December 31, 2011, the Company’s U.S. qualified retirement plan was in an underfunded status of $133.9 million. As a result, the Company has a projected minimum funding requirement of $31.2million for 2011, which will be payable in 2012.

During Chapter 11 proceedings, pension obligations of the Debtors were classified as “Liabilities Subject to Compromise” on the Consolidated Balance Sheets. Under the Plan, except with respect to the nonqualified pension plan, all benefit plans remained in force subsequent to the Confirmation Date. Accordingly, approximately $91.1 million of pension and other postretirement benefit liabilities were reclassified from “Liabilities Subject to Compromise” on the Consolidated Balance Sheets to current or long-term liabilities, as appropriate, at the Confirmation Date.

The following table summarizes the accumulated benefit obligations and the projected benefit obligations associated with the Company’s unfunded, nonqualified retirement plans.

	Successor	Predecessor
	December 31, 2011	December 31, 2010 (1)(2)
	(Millions of dollars)
Accumulated benefit obligation	$0.2	$9.5
Projected benefit obligation	(0.2)	(9.5)
Market value of plan assets	—	—

Funded status—(under)/over funded	$(0.2)	$(9.5)

(1)	Although not considered plan assets, a grantor trust was established from which payments for certain U.S. supplemental pension benefits are made. The trust assets had a balance of $1.0 million at December 31, 2010. The grantor trust was liquidated during 2011, and the remaining funds reverted to the Company.
(2)	Includes $9.4 million related to the nonqualified benefits restoration plan which was settled as part of the Plan.

Summarized below are the accumulated benefit obligation, the projected benefit obligation, the market value of plan assets and the funded status of the Company’s funded retirement plans.

	Successor		Predecessor
	December 31, 2011		December 31, 2010
	U.S. Qualified Plan	The Netherlands Retirement Plan	U.S. Qualified Plan	The Netherlands Retirement Plan
	(Millions of dollars)
Accumulated benefit obligation	$392.1	$79.4	$375.9	$84.2
Projected benefit obligation	(392.4)	(90.2)	(376.3)	(94.9)
Market value of plan assets	258.5	90.9	288.1	83.8

Funded status—(under)/over funded	$(133.9)	$0.7	$(88.2)	$(11.1)

Expected Benefit Payments—The following table shows the expected cash benefit payments for the next five years and in the aggregate for the years 2017 through 2021:

	2012	2013	2014	2015	2016	2017- 2021
	(Millions of dollars)
RetirementPlans (1)	$30.7	$30.8	$30.3	$29.8	$30.4	$150.1
Postretirement Healthcare Plan	0.6	0.6	0.6	0.6	0.7	3.6

(1)	Includes benefit payments expected to be paid from the U.S. qualified retirement plan of $27.9 million, $27.8 million, $27.2 million, $26.5 million and $27.0 million in each year, 2012 through 2016, respectively, and $130.2 million in the aggregate for the period 2017 through 2021.

Retirement Expense—The tables below present the allocated cost, as well as net periodic cost associated with the U.S. and foreign retirement plans sponsored by the Company for the eleven months ended December 31, 2011, one month ended January 31, 2011 and years ended December 31, 2010 and 2009:

	Retirement Plans				Postretirement Healthcare Plan
	Successor	Predecessor			Successor	Predecessor
	Eleven Months Ended December 31,	One Month Ended January 31,	Year Ended December 31,		Eleven Months Ended December 31,	One Month Ended January 31,	Year Ended December 31,
	2011	2011	2010	2009	2011	2011	2010	2009
	(Millions of dollars)
Net periodic cost—
Service cost	$2.7	$0.2	$2.5	$3.7	$0.3	$—	$0.2	$0.3
Interest cost	21.5	1.9	24.8	25.7	0.3	—	0.4	1.3
Expected return on plan assets	(20.4)	(2.0)	(30.0)	(28.7)	—	—	—	—
Curtailment/special termination/settlement loss (1)	—	—	—	10.0	—	—	—	—
Net amortization—
Prior service cost (credit)	—	—	0.1	1.3	—	(1.1)	(13.8)	(12.5)
Net amortization—
Actuarial (gain) loss	—	0.5	3.8	4.7	—	0.1	0.2	0.2

Sub-total net periodic cost (income)	$3.8	$0.6	$1.2	$16.7	$0.6	$(1.0)	$(13.0)	$(10.7)

(1)	The special termination benefits are associated with the work force reduction programs discussed in Note 13.

The following table shows the pretax amounts that are expected to be reclassified from “Accumulated other comprehensive income” on the Consolidated Balance Sheets to retirement expense during 2012:

	Retirement Plans	Postretirement Healthcare Plan
(Millions of dollars)
Unrecognized actuarial loss	$—	$—
Unrecognized prior service cost (credit)	—	—

Assumptions—The following weighted average assumptions were used to determine the net periodic cost:

	Successor		Predecessor
	2011		2010		2009
	United States	International	United States	International	United States	International
Discount rate	5.25%	5.25%	5.50%	5.25%	6.25%	6.00%
Expected return on plan assets	6.44%	5.25%	7.50%	5.75%	7.50%	5.50%
Rate of compensation increases	3.50%	3.50%	3.50%	3.50%	3.50%	3.50%

The following weighted average assumptions were used in estimating the actuarial present value of the plans’ benefit obligations:

	Successor		Predecessor
	2011		2010		2009
	United States	International	United States	International	United States	International
Discount rate	4.50%	5.25%	5.00%	5.00%	5.50%	5.25%
Rate of compensation increases	3.50%	3.50%	3.50%	3.50%	3.50%	3.50%

In forming the assumption of the U.S. long-term rate of return on plan assets, the Company took into account the expected earnings on funds already invested, earnings on contributions expected to be received in the current year, and earnings on reinvested returns. The long-term rate of return estimation methodology for U.S. plans is based on a capital asset pricing model using historical data and a forecasted earnings model. An expected return on plan assets analysis is performed which incorporates the current portfolio allocation, historical asset-class returns and an assessment of expected future performance using asset-class risk factors. The Company’s assumption of the long-term rate of return for the Netherlands plan was developed considering the portfolio mix and country-specific economic data that includes the rates of return on local government and corporate bonds.

The discount rate selected for all U.S. plans was 4.50% as of December 31, 2011 and 5.00% at January 31, 2011 and December 31, 2010. The 2011 rate was selected based on the results of a cash flow matching analysis, which projected the expected cash flows of the plans using a yield curves model developed from a universe of Aa-graded U.S. currency corporate bonds (obtained from Bloomberg) with at least $50.0 million outstanding. Bonds with features that imply unreliable pricing, a less than certain cash flow, or other indicators of optionality are filtered out of the universe. The remaining universe is categorized into maturity groups, and within each of the maturity groups yields are ranked into percentiles.

For 2010 and 2009, the discount rate for the Company’s U.S. qualified plan and postretirement healthcare plan was based on a discounted cash flow analysis performed by its independent actuaries utilizing the Citigroup Pension Discount Curve as of the end of the year. For the foreign plans, the Predecessor bases the discount rate assumption on local corporate bond index rates.

At December 31, 2011 the assumed health care cost trend rates used to measure the expected cost of benefits covered by the postretirement healthcare plan was 9.0% in 2012, gradually declining to 5.0% in 2018 and thereafter. A 1% increase in the assumed health care cost trend rate for each future year would increase the accumulated postretirement benefit obligation at December 31, 2011 by $1.0 million, while the aggregate of the service and interest cost components of the 2011 net periodic postretirement cost would increase by $0.1 million. A 1% decrease in the trend rate for each future year would reduce the accumulated benefit obligation at December 31, 2011 by $0.8 million and decrease the aggregate of the service and interest cost components of the net periodic postretirement cost for 2011 by $0.1 million.

Plan Assets—Asset categories and associated asset allocations for the Company’s funded retirement plans at December 31, 2011 and 2010:

	Successor		Predecessor
	December 31, 2011		December 31, 2010
	Actual	Target	Actual	Target
United States
Equity securities	57%	45%	45%	40%
Debt securities	40	55	53	60
Cash and cash equivalents	3	—	2	—

Total	100%	100%	100%	100%

The Netherlands
Equity securities	40%	25%	35%	25%
Debt securities	51	58	54	58
Real estate	9	10	9	10
Cash and cash equivalents	—	7	2	7

Total	100%	100%	100%	100%

The U.S. plan is administered by a board-appointed committee that has fiduciary responsibility for the plan’s management. The committee maintains an investment policy stating the guidelines for the performance and allocation of plan assets, performance review procedures and updating of the policy. At least annually, the U.S. plan’s asset allocation guidelines are reviewed in light of evolving risk and return expectations.

Substantially all of the plan’s assets are invested with nine equity fund managers, three fixed-income fund managers and one money-market fund manager. To control risk, equity fund managers are prohibited from entering into the following transactions, (i) investing in commodities, including all futures contracts, (ii) purchasing letter stock, (iii) short selling, and (iv) option trading. In addition, equity fund managers are prohibited from purchasing on margin and are prohibited from purchasing Tronox securities. Equity managers are monitored to ensure investments are in line with their style and are generally permitted to invest in U.S. common stock, U.S. preferred stock, U.S. securities convertible into common stock, common stock of foreign companies listed on major U.S. exchanges, common stock of foreign companies listed on foreign exchanges, covered call writing, and cash and cash equivalents.

Fixed-income fund managers are prohibited from investing in (i) direct real estate mortgages or commingled real estate funds, (ii) private placements above certain portfolio thresholds, (iii) tax exempt debt of state and local governments above certain portfolio thresholds, (iv) fixed income derivatives that would cause leverage, (v) guaranteed investment contracts and (vi) Tronox securities. They are permitted to invest in debt securities issued by the U.S. government, its agencies or instrumentalities, commercial paper rated A3/P3, FDIC insured certificates of deposit or bankers’ acceptances and corporate debt obligations. Each fund manager’s portfolio should have an average credit rating of A or better.

The Netherlands plan is administered by a pension committee representing the employer, the employees and the pensioners. The pension committee has six members, whereby three members are elected by the employer, two members are elected by the employees and one member is elected by the pensioners, and each member has one vote. The pension committee meets at least quarterly to discuss regulatory changes, asset performance and asset allocation. The plan assets are managed by one Dutch fund manager against a mandate set at least annually by the pension committee. In accordance with policies set by the pension committee, a new fund manager was appointed effective December 1, 2006. Simultaneous with the change in fund manager, the asset allocation was modified using committee policy guidelines. The plan assets are evaluated annually by a multinational benefits consultant against state defined actuarial tests to determine funding requirements.

The fair values of pension investments as of December 31, 2011 are summarized below:

	U.S. Pension
	Fair Value Measurement at December 31, 2011, Using:
	Quoted Prices in Active Markets for Identical Assets (Level 1)		Significant Other Observable Inputs (Level 2)		Significant Unobservable Inputs (Level 3)	Total
	(Millions of dollars)
Asset category:
Equity securities—U.S.	$147.1	(1)	$—		$—	$147.1
Debt securities
Corporate	—		13.0	(6)	—	13.0
U.S. Mutual Funds	52.0	(2)	—		—	52.0
Government	10.3	(5)	0.9	(6)	—	11.2
Asset-backed	—		0.9	(6)	—	0.9
Mortgages	—		23.5	(6)	—	23.5
International Commingled Fixed Income Funds	—		3.2	(3)	—	3.2
Cash & cash equivalents
Commingled Cash Equivalents Fund	—		7.6	(4)	—	7.6

Total at fair value	$209.4		$49.1		$—	$258.5

(1)	For equity securities owned by the funds, fair value is based on observable quoted prices on active exchanges, which are Level 1 inputs.
(2)	For mutual funds, fair value is based on nationally recognized pricing services, which are Level 1 inputs.
(3)	For commingled fixed income funds, fair value is based on observable inputs of comparable market transactions, which are Level 2 inputs.
(4)	For commingled cash equivalents funds, fair value is based on observable inputs of comparable market transactions, which are Level 2 inputs.
(5)	For government debt securities that are traded on active exchanges, fair value is based on observable quoted prices, which are Level 1 inputs.
(6)	For corporate, government, asset-backed, and mortgage related debt securities, fair value is based on observable inputs of comparable market transactions, which are Level 2 inputs.

	Non-U.S. Pension
	Fair Value Measurement at December 31, 2011, Using:
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)		Significant Unobservable Inputs (Level 3)	Total
	(Millions of dollars)
Asset category:
Equity securities—Non-U.S. Pooled Funds	$—	$36.5	(1)	$—	$36.5
Debt securities—Non-U.S. Pooled Funds	—	46.3	(2)	—	46.3
Real Estate Pooled Fund	—	8.0	(3)	—	8.0
Cash	—	0.1		—	0.1

Total at fair value	$—	$90.9		$—	$90.9

(1)	For equity securities in the form of fund units that are redeemable at the measurement date, the unit value is deemed as a Level 2 input.

(2)	For pooled fund debt securities, the fair value is based on observable inputs, but do not solely rely on quoted market prices, and therefore are deemed Level 2 inputs.
(3)	For real estate pooled funds, the fair value is based on observable inputs, but do not solely rely on quoted market prices, and therefore are deemed Level 2 inputs.

The following tables set forth a summary of changes in the fair value of the Level 3 plan assets for the year ended December 31, 2011:

	U.S. Level 3 Assets
	International Comingled Funds US Equity	Total
	(Millions of dollars)
Balance at December 31, 2010	$21.8	$21.8
Transfers to Level 2	(21.8)	(21.8)

Balance at December 31, 2011	$—	$—

The fair values of pension investments as of December 31, 2010 are summarized below:

	U.S. Pension
	Fair Value Measurement at December 31, 2010, Using:
	Quoted Prices in Active Markets for Identical Assets (Level 1)		Significant Other Observable Inputs (Level 2)		Significant Unobservable Inputs (Level 3)		Total
	(Millions of dollars)
Asset category:
Equity securities—U.S.	$107.9	(1)	$—		$21.8	(7)	$129.7
Debt securities
Corporate	—		13.3	(6)	—		13.3
U.S. Mutual Funds	77.8	(2)	—		—		77.8
Government	19.9	(5)	0.8	(6)	—		20.7
Asset-backed	—		0.6	(6)	—		0.6
Mortgages	—		26.8	(6)	—		26.8
International Commingled Fixed Income Funds	—		12.9	(3)	—		12.9
Cash & cash equivalents
Commingled Cash Equivalents Fund	—		6.3	(4)	—		6.3

Total at fair value	$205.6		$60.7		$21.8		$288.1

(1)	For equity securities owned by the funds, fair value is based on observable quoted prices on active exchanges, which are Level 1 inputs.
(2)	For mutual funds, fair value is based on nationally recognized pricing services, which are Level 1 inputs.
(3)	For commingled fixed income funds, fair value is based on observable inputs of comparable market transactions, which are Level 2 inputs.
(4)	For commingled cash equivalents funds, fair value is based on observable inputs of comparable market transactions, which are Level 2 inputs.
(5)	For government debt securities that are traded on active exchanges, fair value is based on observable quoted prices, which are Level 1 inputs.
(6)	For corporate, government, asset-backed, and mortgage related debt securities, fair value is based on observable inputs of comparable market transactions, which are Level 2 inputs.

(7)	For U.S. equity securities and commingled fixed income funds, fair value is based on the valuation provided by the fund manager, and therefore deemed Level 3 inputs.

	Non-U.S. Pension
	Fair Value Measurement at December 31, 2010, Using:
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)		Significant Unobservable Inputs (Level 3)	Total
	(Millions of dollars)
Asset category:
Equity securities—Non-U.S.	$—	$30.5	(1)	$—	$30.5
Debt securities Pooled Funds	—	45.5	(2)	—	45.5
Real Estate Pooled Fund	—	7.8	(3)	—	7.8

Total at fair value	$—	$83.8		$—	$83.8

(1)	For equity securities in the form of fund units that are redeemable at the measurement date, the unit value is deemed as a Level 2 input.
(2)	For pooled fund debt securities, the fair value is based on observable inputs, but do not solely rely on quoted market prices, and therefore are deemed Level 2 inputs.
(3)	For real estate pooled funds, the fair value is based on observable inputs, but do not solely rely on quoted market prices, and therefore are deemed Level 2 inputs.

The following tables set forth a summary of changes in the fair value of the Level 3 plan assets for the year ended December 31, 2010:

	U.S. Level 3 Assets
	International Comingled Funds US Equity	Total
	(Millions of dollars)
Balance at December 31, 2009	$22.4	$22.4
Realized gain	0.5	0.5
Net unrealized gain	0.1	0.1
Purchases, sales, issuances, and settlements (net)	(1.2)	(1.2)

Balance at December 31, 2010	$21.8	$21.8

Savings Investment Plan

Effective with the Distribution on March 30, 2006, the Company established a defined contribution Savings Investment Plan (“SIP”) into which employees’ contributions and matching Company contributions are paid. Effective January 1, 2007, the Company modified its matching contribution to be 75% of the first 6% of employees’ contributed compensation (as defined in the SIP). As part of its ongoing efforts to reduce costs, the Company suspended its SIP matching contribution effective July 1, 2008. The SIP matching contribution was reinstated on March 22, 2010. The Company modified its matching contribution to be 100% of the first 3% of employees’ contributed compensation (as defined by SIP) and 50% of the next 3%. January 1, 2011, the Board approved a discretionary Company non-matching contribution of 6% of pay. This new discretionary Company non-matching contribution will be subject to approval each year by the Board, following their review of the Company’s financial performance. Additionally, the Company modified its matching contribution to be 100% of the first 3% of employees’ contributed compensation (as defined by SIP) and 50% of the next 3%. Compensation expense associated with the Company’s matching contribution was $4.8 million, $0.1 million, $1.2 million and nil for the eleven months ended December 31, 2011, one month ended January 31, 2011 and years ended December 31, 2010 and 2009, respectively.

18.	Stock-Based Compensation

Successor

On the Effective Date, the Company adopted the management equity incentive plan (the “MEIP”), which permits the grant of awards that constitute incentive stock options, nonqualified stock options, stock appreciation rights, restricted stock, restricted stock units, performance awards and other stock-based awards, cash payments and other forms such as the compensation committee of the Board in its discretion deems appropriate, including any combination of the above. Subject to further adjustment, the number of shares available for delivery pursuant to the awards granted under the MEIP is 1.2 million shares. The shares awarded under the MEIP, may be authorized but unissued shares, authorized and issued shares reacquired and held as treasury shares or a combination thereof.

Grants to Board Members

As noted above, the MEIP authorized the issuance of restricted shares to eligible directors who were serving on the Board on the Effective Date. The equity compensation available under the MEIP to eligible directors consists of the following: (i) an equity retainer award; (ii) a primary award; and (iii) a secondary award. The terms of those specific awards are as follows:

•

Equity Retainer Award—Eligible directors who were serving on the Board on the Effective Date received shares of restricted stock with a value equal to $70,000, determined by dividing $70,000 by the average of the ten day trading price of the Company’s common stock for the ten day period commencing on the twentieth trading day following the Effective Date and rounding down to the nearest full share. The equity retainer award vest in four pro-rata equal installments on the last day of each quarter that ends during the covered period, provided that the eligible director is then providing services to the Board on each such vesting date.

•

Primary Award—Eligible directors who were serving on the Board on the Effective Date received a grant of 2,500 shares of restricted stock. The primary award restricted shares vest in twelve pro-rata equal installments on the last day of each calendar quarter that ends following the Effective Date, provided that the eligible director is then providing services to the Board on each such vesting date.

•	Secondary Award—Eligible directors who were serving on the Board on the Effective Date received grants of restricted shares as follows:

•	The Chairman of the Board received a secondary restricted share award of 6,500 shares.

•	Each Co-chairman of the Strategic Committee, who was not serving as Chairman of the Board, received a secondary restricted share award of 6,500 shares.

•	The Chairman of the Audit Committee, who was not serving as the Chairman of the Board or Chairman of the Strategic Committee, received a secondary restricted share award of 4,500 shares.

•	All eligible directors, other than the Chairman of the Board and the Chairmen of the Strategic Committee and Audit Committee, received a secondary restricted share award of 3,500 shares.

The secondary awards vest based on the following schedule, provided that the eligible director is then providing services to the Board on each such vesting date:(i) 12.5% on December 31, 2011, December 31, 2012 and December 31, 2013; (ii) 20% on December 31, 2014; and (iii) 42.5% on December 31, 2015; provided that all secondary restricted share awards shall immediately vest upon the consummation of a change in control of the Company, as specified in the MEIP.

Notwithstanding anything set forth to the contrary in the MEIP, effective January 1, 2014, the shareholders of the Company, may, upon a majority vote, resolve to terminate any or all unvested secondary restricted shares, and following such a vote, all such secondary restricted shares shall be cancelled and forfeited for no consideration.

Compensation expense related to these restricted stock awards was $1.4 million for the eleven months ended December 31, 2011. The following table summarizes restricted stock share activity with Board members for the eleven months ended December 31, 2011.

	Equity Retainer Award		Primary Award		Secondary Award
Restricted Shares	Number of Shares	Weighted- Avg. Grant Date Fair Value	Number of Shares	Weighted- Avg. Grant Date Fair Value	Number of Shares	Weighted Avg. Grant Date Fair Value
Balance at February 1, 2011	—	$—	—	$—	—	$—
Awards granted	3,138	$122.50	15,000	$122.50	28,000	$122.50
Awards earned	(3,138)	$122.50	(4,992)	$122.50	(3,503)	$122.50

Balance at December 31, 2011	—	$—	10,008	$122.50	24,497	$122.50

Outstanding awards expected to vest	—	$—	10,008	$122.50	24,497	$122.50

Grants to employees

On the Effective Date, 219,250 shares of restricted stock were granted to employees that vest quarterly over a three-year period. During 2011, the Company granted an additional 81,430 shares to employees that vest over a three-year period. The Company is withholding the highest combined maximum rate imposed under all applicable federal, state, local and foreign tax laws on behalf of the employees that have received these awards. Compensation expense related to these restricted stock awards was $12.3 million for the eleven months ended December 31, 2011.

The following table summarizes restricted stock share activity with employees for the eleven months ended December 31, 2011.

	Number of Shares	Fair Value (1)
Balance at February 1, 2011	—	—
Awards granted	300,680	$112.74
Awards earned	(97,502)	$122.50
Awards forfeited	(2,084)	$122.50

Balance at December 31, 2011	201,094	$107.91

Outstanding awards expected to vest	201,094	$107.91

(1)	Represents the weighted-average grant-date fair value.

Stock Options

During 2011, the Company granted stock options to employees which vest over a three year period. The following table presents a summary of activity for the Company’s options for the eleven months ended December 31, 2011:

	Number of Options	Price (1)	Contractual Life Years (1)	Intrinsic Value Millions (2)
	(Millions of dollars)
Balance at February 1, 2011	—	$—	—	$—
Options issued	69,000	110.00	10.0	0.7

Outstanding at December 31, 2011	69,000	110.00	10.0	0.7

(1)	Represents weighted average exercise price and weighted average remaining contractual life, as applicable.
(2)	Reflects aggregate intrinsic value based on the difference between the market price of the Company’s stock at December 31, 2011 and the options’ exercise price.

Valuation and Cost Attribution Methods. Options’ fair value was determined on the date of grant using the Black-Scholes option-pricing model and was recognized in earnings (net of expected forfeitures of 5,834 at December 31, 2011) on a straight-line basis over the employee service period of three years necessary to earn the awards, which is the vesting period. The Company ran the Black-Scholes option-pricing model as of December 13, 2011 and used the following assumptions:

2011
Risk-free interest rate	1.97%
Expected dividend yield	0.0%
Expected volatility	48.6%
Expected term (years)	10.0
Per-unit fair value of options granted	$66.08

The Company used the fair market value and exercise price of $110.00, which was the closing price of TROX.PK recorded on December 31, 2011.

Expected Volatility—In setting the volatility assumption, the Company considered the most recent reported volatility of each compensation peer company. For the 2011 valuation, the peer company group included the following companies: Cabot Corporation, Celanese Corporation, Chemtura Corporation, Cliffs Natural Resources Inc., Cytec Industries Inc., Eastman Chemical Company, FMC Corporation, Freeport-McMoRan Copper & Gold Inc., Georgia Gulf Corporation, Huntsman Corporation, Kronos Worldwide, Inc., The Lubrizol Corporation, Nalco Holding Company, PPG Industries, Inc., Rockwood Holdings, Inc., RPM International Inc., The Sherwin-Williams Company, Solutia Inc., Southern Copper Corporation, Teck Resources Limited, The Valspar Corporation, W.R. Grace & Co, and Westlake Chemical Corporation.

Risk-free interest rate—The Company used a risk-free interest rate of 1.97%, which was the yield of the ten year U.S. Treasury Note.

Compensation expense related to the Company’s nonqualified stock option awards for the eleven months ended December 31, 2011 was $0.1 million.

Predecessor

Upon emergence from bankruptcy, all predecessor common stock equivalents, including but not limited to stock options and restricted stock units of the Company were cancelled with the Plan.

Overview—The Company’s Long Term Incentive Plan (“LTIP”) authorized the issuance of shares of its Class A common stock to certain employees and non-employee directors any time prior to November 16, 2015, in the form of fixed-price stock options, restricted stock, stock appreciation rights or performance awards. As of the Effective Date, all stock-based awards previously issued under the Predecessor’s LTIP plan were cancelled.

Compensation Expense—The following summarizes total stock-based compensation expense recognized from continuing operations during the one month ended January 31, 2011 and years ended December 31, 2010 and 2009. Stock-based compensation expense is based on the fair value of the awards.

	Predecessor
	One Month Ended January 31,	Years Ended December 31,
	2011	2010	2009
	(Millions of dollars)
Stock options	$—	$0.2	$0.4
Restricted stock-based awards	0.1	0.3	(0.2)
Performance awards	—	—	—

Total stock-based compensation expense	0.1	0.5	0.2
Income tax benefit (1)	—	—	—

Total stock-based compensation expense	$0.1	$0.5	$0.2

(1)	During the one month ended January 31, 2011 and years ended December 31, 2010 and 2009, the valuation allowance was adjusted for activity during each period. For this reason, any tax benefit associated with compensation expense had a corresponding offset to the valuation allowance, yielding no overall income tax benefit.

Stock Options—The following table presents a summary of activity for the Company’s options for the one month ended January 31, 2011 and year ended December 31, 2010:

	Number of Options	Price (1)	Contractual Life (Years) (1)	Intrinsic Value (Millions) (2)
Options outstanding at December 31, 2009	1,162,464	$9.56	6.32	$(11.1)
Options forfeited	(10,056)	$11.69

Options outstanding at December 31, 2010	1,152,408	$9.54	5.31	$(11.0)
Options cancelled	(1,152,408)

Options outstanding at January 31, 2011	—	$—	—	$—

(1)	Represents weighted average exercise price and weighted average remaining contractual life, as applicable.
(2)	Reflects aggregate intrinsic value based on the difference between the market price of the Company’s stock and the options’ exercise price.

The Company did not grant stock options during the one month ended January 31, 2011 and years ended December 31, 2010 and 2009.

Restricted Stock Awards and Stock Opportunity Grants—The following table summarizes information about restricted stock, restricted stock units and stock opportunity grant activity for the one month ended January 31, 2011 and year ended December 31, 2010:

	Number of Shares	Fair Value (1)
Balance at December 31, 2009	208,916	$7.68
Awards forfeited	(4,700)	$11.31
Awards earned	(56,163)	$14.81

Balance at December 31, 2010	148,053	$4.92
Awards cancelled	(148,053)

Balance at January 31, 2011	—	$—

(1)	Represents the weighted average grant date fair value.

The Company did not grant restricted stock during the one month ended January 31, 2011 and years ended December 31, 2010 and 2009.

Performance Awards—The following table summarizes information about performance share and performance unit activity for the one month ended January 31, 2011 and year ended December 31, 2010:

Number of Units
Balance at December 31, 2009	2,911,114
Awards forfeited	(116,204)
Awards earned	(105,760)

Balance at December 31, 2010	2,689,150
Awards cancelled	(2,689,150)

Balance at January 31, 2011	—

19.	Income Taxes

Taxation of a company with operations in several foreign countries involves many complex variables. Because of these complexities, the comparisons between the United States and international components of income before income taxes and the provision for income taxes shown below do not necessarily provide reliable indicators of relationships in future periods.

Income (loss) from continuing operations before income taxes is comprised of the following:

	Successor	Predecessor
	Eleven Months Ended December 31,	One Month Ended January 31,	Year Ended December 31,
	2011	2011	2010	2009
	(Millions of dollars)
United States	$119.4	$497.4	$(10.0)	$(15.2)
International	142.3	134.8	16.6	(15.0)

Total	$261.7	$632.2	$6.6	$(30.2)

The income tax benefit (provision) from continuing operations is summarized below:

	Successor	Predecessor
	Eleven Months Ended December 31, 2011	One Month Ended January 31, 2011	Year Ended December 31,
			2010	2009
	(Millions of dollars)
U.S. Federal:
Current	$—	$—	$—	$—
Deferred	—	—	—	—

International:
Current	(16.0)	0.1	(6.8)	—
Deferred	(3.8)	(0.8)	5.1	1.9

	(19.8)	(0.7)	(1.7)	1.9

State:
Current	(0.4)	—	(0.3)	(0.4)
Deferred	—	—	—	—

	(0.4)	—	(0.3)	(0.4)

Total benefit/(provision) from continuing operations	$(20.2)	$(0.7)	$(2.0)	$1.5

In the following table, the U.S. federal statutory income tax rate is reconciled to the Company’s effective income tax rates for “Income (Loss) from Continuing Operations” as reflected in the Consolidated Statements of Operations.

	Successor	Predecessor
	Eleven Months Ended December 31, 2011	One Month Ended January 31, 2011	Year Ended December 31,
			2010	2009
U.S. statutory tax rate	35.0%	35.0%	35.0%	35.0%
Increases (decreases) resulting from:
Taxation of foreign operations	(6.8)	(0.3)	91.2	(3.0)
State income taxes	2.0	(0.1)	(15.2)	14.2
Disallowed officers compensation	2.5	—	—	—
Capitalized professional fees	4.5	0.4	207.1	(19.6)
Foreign interest disallowance	2.1	—	61.0	(2.9)
Permanent adjustment for fresh-start (net of tax)	—	(29.3)	—	—
Prior year accruals	—	—	23.3	(6.4)
Change in uncertain tax positions	(6.0)	—	54.2	0.2
Valuation allowances	(25.3)	(1.3)	(427.0)	(157.7)
Equity deconsolidation of subsidiary	—	—	—	149.7
Other, net	(0.3)	(4.3)	0.7	(4.5)

Effective tax rate	7.7%	0.1%	30.3%	5.0%

For U.S. federal income tax purposes, typically the amount of cancellation of debt income (“CODI”) recognized, and accordingly the amount of tax attributes that may be reduced, depends in part on the fair market value of non-cash consideration given to creditors. On the Effective Date, the fair market value of non-cash consideration given was such that the creditors received consideration in excess of their claims. For this reason, the Company did not recognize any CODI and retained all of its U.S. tax attributes. In addition, the Company is reflecting a tax deduction for the premium paid to the creditors of $1,129.7 million. This deduction will increase the Company’s net operating losses (“NOL’s”) in the United States and in various states where the Company has filing requirements. The resulting estimated federal tax benefit of $395.4 million and the estimated corresponding state tax benefit of $51.0 million, net of the deferred federal effect, have been fully offset by a valuation allowance in accordance with ASC 740, after considering all available positive and negative evidence. Because the financial offset for the consideration given to creditors was recorded through equity, neither the tax benefits nor the offsetting valuation allowance impacts are shown in the effective tax rate table above. Instead, the excess tax benefit, which nets to zero with the valuation allowance, is reflected as an equity adjustment.

Upon emergence from bankruptcy, the Company experienced an ownership change resulting in a limitation under IRC Section 382 and 383 related to its U.S. NOL’s generated prior to emergence. The Company does not expect that the application of these limitations will have any material affect upon its U.S. federal or state income tax liabilities.

Net deferred tax assets (liabilities) at December 31, 2011 and 2010 were comprised of the following:

	Successor	Predecessor
	December 31, 2011	December 31, 2010
	(Millions of dollars)
Deferred tax assets:
Net operating loss and other carryforwards	$494.5	$76.3
Property, plant and equipment	6.3	14.8
Reserves for environmental remediation and restoration	6.2	164.7
Obligations for pension and other employee benefits	57.4	49.1
Investments	33.7	32.2
Grantor Trusts	123.0	—
State and local tax	1.4	0.8
Other long-term assets	—	8.4
Inventory	3.5	6.0
Interest	—	2.9
Other accrued liabilities	15.7	18.5
Litigation	—	3.7
Unrealized foreign exchange losses	1.1	—
Other	0.3	12.1

Total deferred tax assets	743.1	389.5
Valuation allowance associated with deferred tax assets	(561.0)	(346.0)

Net deferred tax assets	$182.1	$43.5

Deferred tax liabilities:
Property, plant and equipment	$(67.0)	$(21.4)
Intangibles	(117.9)	—
Inventory	(0.7)	(1.0)
Prepaid expenses	(0.6)	(0.7)
Uncertain tax positions	(0.8)	(3.9)
Other	(0.9)	(2.8)

Total deferred tax liabilities	(187.9)	(29.8)

Net deferred tax asset/(liability)	$(5.8)	$13.7

Balance sheet classifications:
Deferred tax assets—current	$4.3	$4.3
Deferred tax assets—long-term	9.0	9.4
Deferred tax liability—current	—	—
Deferred tax liability—long-term	(19.1)	—

Net deferred tax asset (liability)	$(5.8)	$13.7

During the years ended December 31, 2011 and 2010, the total change to the valuation allowance was an increase of $215.0 million and a decrease of $24.9 million, respectively.

The deferred tax assets generated by tax loss carryforwards of the Company have been substantially offset by valuation allowances. The expiration of these carryforwards as of December 31, 2011, is shown below. These expiration amounts are comprised of International, U.S. and State losses.

Tax Loss Carryforwards
(Millions of dollars)
Year of Expiration:
2012	$0.3
2013	21.7
2014	51.5
2015	31.4
2016	32.9
Thereafter	2,690.5

Total tax losses	$2,828.3

The application of fresh-start accounting on January 31, 2011 resulted in the re-measurement of deferred income tax liabilities associated with the revaluation of the Company’s assets and liabilities pursuant to ASC 852 (see Note 4). As a result, deferred income taxes were recorded at amounts determined in accordance with ASC 740 of $11.8 million as part of reorganization income. Additionally, during 2011, the Company released valuation allowances against certain of its deferred tax assets in the Netherlands and Australia resulting from this re-measurement.

Undistributed earnings of certain foreign subsidiaries totaled $144.0 million at December 31, 2011. At December 31, 2011, no provision for deferred U.S. income taxes had been made for these earnings because they were considered to be indefinitely reinvested outside the United States. The distribution of these earnings in the form of dividends or otherwise, may subject the Company to U.S. federal and state income taxes and, possibly, foreign withholding taxes. However, because of the complexities of U.S. taxation of foreign earnings, it is not practicable to estimate the amount of additional tax that might be payable on the eventual remittance of these earnings to the United States.

The Company entered into a tax sharing agreement with Kerr-McGee that governed Kerr-McGee’s and the Company’s respective rights, responsibilities and obligations subsequent to the IPO with respect to taxes for tax periods ending in 2005 and prior. Generally, taxes incurred or accrued prior to the IPO that are attributable to the business of one party will be borne solely by that party. The tax sharing agreement was set aside by the Bankruptcy Court and, therefore, no future payables or receivables will be recorded under the tax sharing agreement for tax periods ending in 2005 and prior.

A reconciliation of the beginning and ending amounts of unrecognized tax benefits at January 31, 2011 and December 31, 2011 is as follows:

2011
(Millions of dollars)
Predecessor: Balance at January 1	13.0
Additions for tax positions related to the current year	—
Reductions for tax positions related to prior years	—
Unrealized foreign exchange gains (losses)	(0.2)
Decrease due to settlements	—
Decrease due to lapse of applicable statute of limitations	—
Predecessor: Balance at January 31	12.8

Additions for tax positions related to the current year	0.9
Reductions for tax positions related to prior years	—
Unrealized foreign exchange gains (losses)	0.2
Decrease due to settlements	(3.0)
Decrease due to lapse of applicable statute of limitations	(9.3)

Successor: Balance at December 31	1.6

A reconciliation of the beginning and ending amounts of unrecognized tax benefits at 2010 and 2009 is as follows:

	Predecessor
	2010	2009
	(Millions of dollars)
Predecessor: Balance at January 1	$7.9	$40.4
Additions for tax positions related to the current year	3.5	—
Reductions for tax positions related to prior years	—	(32.5)
Unrealized foreign exchange gains (losses)	1.6	0.5
Decrease due to lapse of applicable statute of limitations	—	(0.5)

Predecessor: Balance at December 31	$13.0	$7.9

Included in the balance at December 31, 2011 and 2010, were tax positions of $0.8 million and $0.8 million, respectively, for which the ultimate deductibility is highly certain, but for which there is uncertainty about the timing of such deductibility. There were no tax positions with timing uncertainty as of December 31, 2009. The net benefit associated with approximately $0.8 million and $12.2 million of the December 31, 2011 and 2010 reserve, respectively, for unrecognized tax benefits, if recognized, would affect the effective income tax rate.

As a result of potential settlements, it is reasonably possible that the Company’s gross unrecognized tax benefits for interest deductibility may decrease within the next twelve months by an amount up to $0.8 million.

The Company recognizes interest and penalties related to unrecognized tax benefits in “Income tax benefit (provision)” on the Consolidated Statements of Operations. During the eleven months ended December 31, 2011, one month ended January 31, 2011 and years ended December 31, 2010 and 2009, the Company recognized approximately $(10.2) million, $0.1 million, $1.6 million and $1.7 million, respectively, in gross interest and penalties in the Consolidated Statements of Operations. At December 31, 2011 and 2010, the Company had approximately nil and $9.9 million, respectively, accrued for the gross payment of interest and penalties. At December 31, 2011 and 2010, the noncurrent liability section of the Consolidated Balance Sheets reflected $1.6 million and $19.1 million, respectively, as the reserve for uncertain tax positions. The 2010 balance of $19.1 million included the $9.9 million of interest and penalties, which was reversed as part of the interest number above, but did not include unrecognized tax benefits of $3.8 million, which were recorded to the deferred tax liability account.

The Company was included in the U.S. federal income tax returns of Kerr-McGee Corporation and Subsidiaries for tax periods ending in 2005 and prior. The Internal Revenue Service (the “IRS”) has completed its examination of the Kerr-McGee Corporation and Subsidiaries’ federal income tax returns for all years through 2005, and these years have been closed with the exception of issues for which a refund claim has been filed and is being pursued in the U.S. Court of Federal Claims. The amounts payable to Kerr-McGee under the tax sharing agreement with respect to these closed years was settled upon emergence.

The U.S. returns are now closed for years through 2008, with the exception of issues for which the Kerr-McGee Corporation refund claim is being pursued in the United States Court of Federal Claims. The Netherlands returns are closed through 2005. The Australian returns are closed through 2004. The Switzerland returns are closed through 2007. The Company believes that it has made adequate provision for income taxes that may be payable with respect to years open for examination; however, the ultimate outcome is not presently known and, accordingly, additional provisions may be necessary and/or reclassifications of noncurrent tax liabilities to current may occur in the future.

20.	Discontinued Operations

As discussed in Note 1, the German subsidiaries have been deconsolidated from the Company’s consolidated financial statements as of March 13, 2009. Management has determined that the operations and cash flows of the insolvent German subsidiaries qualify as a discontinued operation.

The following table presents pretax income (loss) from discontinued operations by type of cost and total after-tax loss from discontinued operations for the eleven months ended December 31, 2011, one month ended January 31, 2011 and years ended December 31, 2010 and 2009.

	Environmental Provisions (1)	Litigation Provisions, Legal and Other Costs (1)	Income (Loss) from Operations (2)	Total
	(Millions of dollars)
Successor: Eleven Months Ended December 31, 2011:
Total pretax gain (loss)	$—	$—	$—	$—
Tax benefit (provision)				—

Total after tax gain (loss)				$—

Predecessor: One Month Ended January 31, 2011:
Total pretax gain (loss)	$—	$(0.2)	$—	$(0.2)
Tax benefit (provision)				—

Total after tax gain (loss)				$(0.2)

Predecessor: Year Ended December 31, 2010:
Total pretax gain (loss)	$2.2	$(1.1)	$0.1	$1.2
Tax benefit (provision)				—

Total after tax gain (loss)				$1.2

Predecessor: Year Ended December 31, 2009:
Total pretax gain (loss)	$2.5	$(2.2)	$(9.8)	$(9.5)
Tax benefit (provision)				(0.3)

Total after tax gain (loss)				$(9.8)

(1)	Legal and environmental costs are allocated to discontinued operations on a specific identification basis. Other costs are primarily comprised of insurance and ad valorem taxes on properties of these former businesses under remediation.
(2)	The Company’s income (loss) from operations related to its German operations.

21.	Contingencies

Contingencies Related to Ongoing Businesses of Tronox

In accordance with ASC 450, Contingencies, and ASC 410, Asset Retirement and Environmental Obligations, Tronox Incorporated recognizes a loss and records an undiscounted liability when litigation has commenced or a claim or an assessment has been asserted, or, based on available information commencement of litigation or assertion of a claim or assessment is probable, and the associated costs can be estimated. It is not possible for Tronox Incorporated to reliably estimate the amount and timing of all future expenditures related to environmental matters because, among other reasons:

•

Environmental laws and regulations, as well as enforcement policies and clean up levels, are continually changing, and the outcome of court proceedings, alternative dispute resolution proceedings (including mediation) and discussions with regulatory agencies are inherently uncertain.

The Company believes that it has reserved adequately for the probable and reasonably estimable costs of known contingencies. There is no environmental litigation, claim or assessment that has been asserted nor is there any probability of an assessment or a claim for which the Company has not recorded a liability. However, additions to the reserves may be required as additional information is obtained that enables the Company to better estimate its liabilities. The Company cannot reliably estimate the amount of future additions to the reserves at this time. In certain situations, reserves may be probable but may not be estimable. Additionally, sites may be identified in the future where the Company could have potential liability for environmental related matters. If a site is identified, the Company will evaluate to determine what reserve, if any, should be established. For additional discussion of environmental matters, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

The Company is subject to extensive regulation by federal, state, local and foreign governments. Governmental authorities regulate the generation and treatment of waste and air emissions at the Company’s operations and facilities. At many of its operations, the Company also complies with worldwide, voluntary standards such as International Organization for Standardization (“ISO”) 9002 for quality management and ISO 14001 for environmental management. ISO 9000 and 14000 are standards developed by the ISO, a nongovernmental organization that promotes the development of standards and serves as a bridging organization for quality and environmental standards. The Company is also subject to various federal, state and local environmental laws and regulations that require environmental assessment or remediation efforts (collectively environmental remediation) at multiple locations.

The Company’s reserves for environmental contingencies related to its ongoing businesses amounted to $0.6 million and $0.8 million at December 31, 2011 and 2010, respectively, of which $0.5 million at December 31, 2011 and $0.6 million at December 31, 2010 was classified in “Other Non-current Liabilities” on the Consolidated Balance Sheets.

The following table summarizes the contingency reserve balances, provisions, payments and settlements for the eleven months ended December 31, 2011, one month ended January 31, 2011 and years ended December 31, 2010 and 2009, as well as balances, accruals and receipts of reimbursements of environmental costs from other parties.

Reserves for Environmental Remediation (1)
(Millions of dollars)
Predecessor: Balance at December 31, 2008	$0.5
Provisions/Accruals	—
Payments	(0.1)

Predecessor: Balance at December 31, 2009	$0.4
Provisions/Accruals	0.4
Payments	—

Predecessor: Balance at December 31, 2010	$0.8
Provisions/Accruals	—
Payments	(0.1)

Successor: Balance at February 1, 2011	$0.7
Provisions/Accruals	—
Payments	(0.1)

Successor: Balance at December 31, 2011	$0.6

(1)	Provision for environmental remediation and restoration at December 31, 2011, January 31, 2011 and December 31, 2010 and 2009 includes $0.3 million, $0.4 million, $0.4 million, and nil, respectively, related to the Company’s Oklahoma Tech Center. These charges are reflected in “Provision for environmental remediation and restoration, net of reimbursements” on the Consolidated Statements of Operations.

Legal

In August 2011, the outstanding legal disputes between the Company and RTI Hamilton, Inc dating back to 2008 came to a close with the parties reaching an agreement in principle. The agreement reflects a compromise and settlement of disputed claims in complete accord and satisfaction thereof. RTI Hamilton paid Tronox the sum of $10.5 million within five business days of receipt of the Bankruptcy Court Approval. Of the total payment, $0.7 million constitutes payment for capital costs incurred by Tronox in relation to the agreement, plus interest.

The Western Australian Office of State Revenue (the “OSR”) continues to review their technical position on the imposition of stamp duty on the transfer of the Company’s shares related to Kerr-McGee’s restructuring in 2002 and from the share transfer related to the spinoff of the Company from Kerr-McGee in 2005. The OSR recently contacted the Company seeking additional information related to the 2005 spinoff. In addition, the OSR informed the Company that it has made a preliminary determination that the Company was land rich at the time of the 2002 share transfers and, as a result, the Company may be liable for stamp duty and penalties arising from that share transfer. The OSR has not made an assessment at this time and continues discussions with the Company and its legal advisors. The Company has accrued stamp duty on the 2002 transaction in the amount of $3.2 million based upon its position that the Company was not land rich at the time of the share transfers. The Company intends to exercise all of its legal and administrative remedies in the event that the OSR makes an assessment based upon its claim that it is land rich.

Registration Rights Agreement

On the Effective Date, the Company entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with certain stockholders of the Company party thereto. Pursuant to the Registration Rights Agreement, among other things, the Company was required to file with the SEC, pursuant to Section 13(a) of the Exchange Act, a registration statement for its New Common Stock prior to September 30, 2011. The Company did not meet the September 30, 2011 deadline, and therefore, is expected to be subject to liquidation damages of approximately $2.0 million. The Company accrued $2.0 million related to such liability and, as of December 31, 2011, the Company received and paid claims in the amount of $0.6 million. Through February 15, 2012, the Company received and paid additional claims in the amount of $0.3 million.

Other Matters

From time to time, the Company may be party to a number of legal and administrative proceedings involving environmental and/or other matters in various courts or agencies. These proceedings, individually and in the aggregate, may have a material adverse effect on the Company. These proceedings may be associated with facilities currently or previously owned, operated or used by the Company and/or its predecessors, some of which may include claims for personal injuries, property damages, cleanup costs and other environmental matters. Current and former operations of the Company may also involve management of regulated materials, which and are subject to various environmental laws and regulations. These laws and regulations may obligate the Company to clean up various sites at which petroleum and other hydrocarbons, chemicals, low-level radioactive substances and/or other materials have been contained, disposed of or released. Some of these sites have been designated Superfund sites by the United States Environmental Protection Agency (the “EPA”) pursuant to the comprehensive environmental response compensation and liability act (“CERCLA”) or state equivalents. Similar environmental laws and regulations and other requirements exist in foreign countries in which the Company operates.

KM Legacy Liabilities

At the time of the Contribution and IPO, The Company became liable for the KM Legacy Liabilities, including the Legacy Environmental Liabilities. As further described in Note 5, the KM Legacy Liabilities primarily relate to businesses and operations of Kerr-McGee that were shut down or discontinued prior to the Contribution and IPO, and represent over 2,800 individual locations; such businesses involved the treatment of forest products, the production of rocket fuel, the refining and marketing of petroleum products, offshore contract drilling, coal mining, and the mining, milling and processing of nuclear materials. As discussed in Note 1, as part of the Plan, the Company reached the Settlement, which resolved its obligations for the KM Legacy Liabilities. As a result, the KM Legacy Liabilities are not included in the Company’s financial statements after the Effective Date.

The Company’s reserves for the KM Legacy Liabilities amounted to $440.1 million and $518.3 million at December 31, 2010 and 2009, respectively, which were classified in “Liabilities subject to compromise” on the Consolidated Balance Sheets. The following table provides a reconciliation of the changes in the KM Legacy Liabilities during the eleven months ended December 31, 2011, one month ended January 31, 2011 and the years ended December 31, 2010 and 2009.

	Legacy Tort Liabilities (1)	Legacy Environmental Liabilities (1)	Reimbursements Receivables (5)
	(Millions of dollars)
Predecessor: Balance at December 31, 2008	$14.8	$579.6	$64.5
Provisions/Accruals	—	—	2.6
KM Legacy Liability Settlement (2)	(4.6)	(71.1)	—
Transfers (3)	9.0	16.7	—
Payments	(0.6)	(25.5)	(12.9)

Predecessor: Balance at December 31, 2009	$18.6	$499.7	$54.2
Provisions/Accruals (4)	(0.3)	—	31.6
Transfers	—	—	(36.4)
Payments	(0.4)	(77.5)	(12.7)

Predecessor: Balance at December 31, 2010	$17.9	$422.2	$36.7
Payments	—	(27.8)	(4.8)
Settlements	(17.9)	(394.4)	—

Successor: Balance at February 1, 2011	$—	$—	$31.9
Payments	—	—	(31.9)

Successor: Balance at December 31, 2011	$—	$—	$—

(1)	Reflected in “Liabilities subject to compromise” on the Consolidated Balance Sheets at December 31, 2010 and 2009.
(2)	Provision for the Legacy Tort Liabilities and the Legacy Environmental Liabilities in 2009 represent the Settlement adjustment recorded in 2009 (see Note 1).
(3)	Includes reclassifications in from other accounts of asset retirement liabilities and general and auto reserves, which were included in the Settlement. Includes reclassifications out of indirect environmental claims classified separately in the Consolidated Balance Sheets.
(4)	Reimbursement Receivables accrual includes $47.7 million related to the Henderson, Nevada facility and $1.7 million related to the West Chicago, Illinois facility, partially offset by a $17.8 million write-off related to the cancellation of the MSA.
(5)	Reimbursement Receivables for environmental remediation and restoration at December 31, 2010 and 2009 include $36.7 million and $54.2 million, respectively, related to insurance proceeds, as well as reimbursements from the U.S. Department of Energy and Anadarko under the MSA. During 2010, the Company rejected the MSA as part of the bankruptcy process and therefore reversed $17.8 million of unpaid receivables related thereto.

As discussed in Note 1, as part of the Plan, the Debtor’s reached the Settlement that resolved its obligations for the KM Legacy Liabilities. The Settlement established certain environmental response and tort claims trusts in exchange for cash, certain non-monetary assets, and the rights to the proceeds of certain ongoing litigation and insurance and other third party reimbursement agreements. The amount of the Settlement was approximately $411.9 million, excluding any estimate of amounts for the rights to proceeds from ongoing litigation and insurance proceeds.

During the eleven months ended December 31, 2011, the Company received an additional $4.5 million in insurance proceeds not included in the receivable balances above. The additional reimbursement was recorded to income upon receipt.

At December 31, 2010, the Company estimated the amount of probable insurance recoveries associated with the environmental reserve based on management’s interpretations and estimates surrounding the available or applicable insurance coverage. As such, the Company had a receivable for these probable insurance recoveries of $33.1 million, which was recorded in “Accounts Receivable” on the Consolidated Balance Sheets.

Master Separation Agreement

Pursuant to the MSA (which recites that it binds successors), Kerr-McGee was to reimburse the Company for a portion of the environmental remediation costs it incurred and paid (net of any cost reimbursements it recovered or expected to recover from insurers, governmental authorities or other parties). The reimbursement obligation extended to costs incurred at any site associated with any of the Company’s former businesses or operations.

With respect to any site for which the Company had established a reserve as of the effective date of the MSA, or alternatively for which no reserve had been established, 50% of the remediation costs the Company incurs in excess of the reserve amount (after meeting a $200,000 minimum threshold amount) would be reimbursable by Kerr-McGee, net of any amounts recovered or, in the Company’s reasonable and good faith estimate, that would be recovered from third parties. At December 31, 2009, the Company had a receivable of $17.8 million, primarily representing 50% of the settlement offer it had made related to a New Jersey wood-treatment site that Anadarko consented to contribute if the settlement were accepted.

Kerr-McGee’s aggregate reimbursement obligation to the Company could not exceed $100.0 million and was subject to various other limitations and restrictions. For example, Kerr-McGee was not obligated to reimburse the Company for amounts paid to third parties in connection with tort claims or personal injury lawsuits, or for administrative fines or civil penalties that the Company was required to pay. Kerr-McGee’s reimbursement obligation was also limited to costs that the Company actually incurred and paid within seven years following the completion of the IPO. In 2010, the Company rejected the MSA with Kerr-McGee as part of the bankruptcy process and reversed a total of $17.8 million in outstanding receivables.

22.	Commitments

Leases

The Company has various commitments under noncancellable operating lease agreements, principally for railcars, office space and production equipment. The aggregate minimum annual rentals under all operating leases at December 31, 2011, are shown in the table below. Total rental expense related to operating leases was $11.6 million, $1.3 million, $14.6 million and $11.9 million, respectively, for the eleven months ended December 31, 2011, one month ended January 31, 2011 and years ended December 31, 2010 and 2009.

At December 31, 2011, minimum rental commitments under non-cancelable leases were approximately as follows:

Operating
(Millions of dollars)
2012	$9.2
2013	4.9
2014	4.2
2015	2.8
2016	2.5
Thereafter	8.4

Total minimum lease payments	$32.0

Purchase Obligations

Purchase obligations are agreements to purchase goods or services that are enforceable and legally binding and that specify all significant terms, including fixed or minimum quantities to be purchased, fixed, minimum or variable price provisions, and the approximate timing of the transaction. In the normal course of business, the Company enters into contractual agreements to purchase raw materials, process chemicals and utilities. Aggregate future payments under these contracts are shown in the table below.

	Payments Due by Year
Type of Obligation	2012	2013	2014	2015	2016	2017 and Thereafter	Total
	(Millions of dollars)
Ore contracts (1)	$365.1	$284.0	$312.0	$288.0	$—	$—	$1,249.1
Other purchase obligations	113.7	65.5	49.8	18.8	13.7	103.8	365.3

Total	$478.8	$349.5	$361.8	$306.8	$13.7	$103.8	$1,614.4

(1)	Approximately 71% of current annual usage acquired from one supplier.

Letters of Credit

At December 31, 2011, the Company had outstanding letters of credit in the amount of approximately $22.3 million, of which $17.6 million was outstanding under the Wells Revolver.

Other

The Company had entered into certain agreements that required it to indemnify third parties for losses related to environmental matters, litigation and other claims. No material obligations are presently known and, thus, no reserve has been recorded in connection with such indemnification agreements.

Labor Concentration—As of December 31, 2011, the Company had 925 employees, with 650 in the United States, 247 in Europe, 21 in Australia and 7 in other international locations. None of the Company’s employees in the United States are represented by collective bargaining agreements, and substantially all of its employees in Europe are represented by works’ councils. In addition, as of December 31, 2011, the Tiwest Joint Venture had 657 employees, all of whom were located in Australia. Approximately 48% of those employees are represented by collective bargaining agreements.

23.	Stockholders’ Equity

Upon emergence from bankruptcy, all Predecessor Class A common stock and Predecessor Class B common stock was cancelled with the Plan. As part of its emergence from bankruptcy, the Company authorized 100,000,000 shares of New Common Stock, 544,041 Series A Warrants and 672,175 Series B Warrants (see Note 1). The changes in shares outstanding and treasury shares for the eleven months ended December 31, 2011 were as follows:

New common stock shares outstanding:
Issued February 1, 2011	14,918,217
Stock-based compensation	72,936
Claims	5,676
Shares issued for warrants exercised	79,862

Balance at December 31, 2011	15,076,691

New common stock held as treasury shares:
Shares acquired February 1, 2011	56,230
Stock-based compensation	38,283

Balance at December 31, 2011	94,513

Warrants—As of December 31, 2011, the Company had outstanding Series A Warrants to purchase 461,616 ordinary shares at an exercise price of $62.13 per ordinary share issued and outstanding and Series B Warrants to purchase 593,365 ordinary shares at an exercise price of $68.56 per ordinary share issued and outstanding. The warrants have anti-dilution protection for in-kind stock dividends, stock splits, stock combinations and similar transactions and may be exercised at any time during the period from February 14, 2011 to the close of business on February 14, 2018.

24.	Reporting by Business Segment and Geographic Locations

The Company has one reportable segment representing its pigment business. The pigment segment primarily produces and markets TiO2 and has production facilities in the United States, Australia, and the Netherlands. The pigment segment also includes heavy minerals production operated through Exxaro. The heavy minerals production is integrated with the Company’s Australian pigment plant, but also has third-party sales of minerals not utilized by its pigment operations. Electrolytic and other chemical products (which do not constitute reportable segments) represent the Company’s other operations which are comprised of electrolytic manufacturing and marketing operations, all of which are located in the United States, and are reported in “Other Activities” when reconciling segmented information. Segment performance is evaluated based on segment operating profit (loss), which represents the results of segment operations before unallocated costs, such as general corporate expenses not identified to a specific segment, environmental provisions related to sites no longer in operation, gains on land sales from properties not used in current operations, income tax expense or benefit and other income (expense).

		Other Activities		Total
	Pigment Segment	Electrolytic	Corporate and Other
	(Millions of dollars)
Successor: February 1 through December 31, 2011
Net Sales	$1,420.4	$116.6	$6.4	$1,543.4
Income (Loss) from Operations	355.1	(0.3)	(53.3)	301.5
Interest and debt expense				(30.0)
Other income (expense)				(9.8)
Reorganization expense				—
Income (Loss) from Continuing Operations before Income Taxes				$261.7
Total Assets	$1,439.6	$79.0	$138.8	$1,657.4
Depreciation, Depletion and Amortization	67.0	7.1	5.0	79.1
Capital Expenditures	116.7	6.5	9.7	132.9

Predecessor: January 1 through January 31, 2011
Net Sales	$93.1	$12.1	$2.4	$107.6
Income (Loss) from Operations	21.4	0.7	(2.2)	19.9
Interest and debt expense				(2.9)
Other income (expense)				1.6
Reorganization income (expense)				613.6
Income (Loss) from Continuing Operations before Income Taxes				632.2
Total Assets	$714.7	$117.5	$258.3	$1,090.5
Depreciation, Depletion and Amortization	3.3	0.6	0.2	4.1
Capital Expenditures	4.2	0.8	0.5	5.5

For the year Ended December 31, 2010
Net Sales	$1,068.2	$128.3	$21.1	$1,217.6
Income (Loss) from Operations	169.7	5.8	34.1	209.6
Interest and debt expense				(49.9)
Other income (expense)				(8.3)
Reorganization expense				(144.8)
Income (Loss) from Continuing Operations before Income Taxes				$6.6
Total Assets	$716.2	$122.9	$258.8	$1,097.9
Depreciation, Depletion and Amortization	39.6	7.1	3.4	50.1
Capital Expenditures	36.6	6.1	2.3	45.0

For the year Ended December 31, 2009
Net Sales	$924.4	$127.1	$18.6	$1,070.1
Income (Loss) from Operations	43.0	18.0	(35.5)	25.5
Interest and debt expense				(35.9)
Other income (expense)				(10.3)
Reorganization expense				(9.5)
Income (Loss) from Continuing Operations before Income Taxes				$(30.2)
Total Assets	$700.5	$99.5	$317.8	$1,117.8
Depreciation, Depletion and Amortization	41.0	7.4	4.7	53.1
Capital Expenditures	19.1	4.7	0.2	24.0

(1)	Pigment segment income (loss) from operations in 2009 includes $4.3 million of severance and special termination benefits associated with the Company’s work force restructuring, $0.4 million related to the impairment of long-lived assets and $13.0 million related to the write off of materials and supplies associated with the closure of the Company’s Savannah, Georgia facility.

	Successor	Predecessor
	Eleven Months Ended December 31,	One Month Ended January 31,	Year Ended December 31,
	2011	2011	2010	2009
	(Millions of dollars)
Net Sales (1)
U.S. operations	$793.4	$60.1	$692.1	$619.8
International operations
The Netherlands	274.7	15.1	209.0	175.4
Australia	475.3	32.4	316.5	274.9

Total	$1,543.4	$107.6	$1,217.6	$1,070.1

Net Property, Plant and Equipment
U.S. operations	$196.7	$164.4	$164.9	$180.8
International operations
The Netherlands	54.3	49.0	45.6	35.1
Australia	303.5	104.1	105.0	97.7

Total	$554.5	$317.5	$315.5	$313.6

(1)	Based on country of production.

25.	Related Party Transactions

The Company conducts transactions with BMI and its subsidiaries in support of the Company’s Henderson, Nevada facility. The Company previously owned approximately 30% in these companies, which was contributed to the Nevada Environmental Trust as part of the Plan. The Company no longer has any investment in BMI or its subsidiaries. For the years ended December 31, 2010 and 2009, payments made to BMI totaled $0.5 million, and $0.6 million, respectively.

The Company conducts transactions with Exxaro Australia Sands Pty Ltd, a subsidiary of Exxaro and the Company’s 50% partner in the Tiwest Joint Venture. The Company purchased, at open market prices, raw materials used in its production of TiO2 and Exxaro’s share of TiO2 produced by the Tiwest Joint Venture. The Company also provided administrative services and product research and development activities, which were reimbursed by Exxaro. For the eleven months ended December 31, 2011, one month ended January 31, 2011, and years ended December 31, 2010 and 2009, the Company made payments of $315.8 million, $44.0 million, $108.9 million and $115.6 million, respectively, and received payments of $7.5 million, nil, $2.2 million and $3.6 million, respectively, related to these transactions. The total payments to Exxaro of $315.8 million in the eleven months ended December 31, 2011, include $79.1 million related to the Company’s purchase of its 50% share of the Tiwest Joint Venture Kwinana pigment plan expansion in June 2011.

Concentration of Supplier—During the eleven months ended December 31, 2011, one month ended January 31, 2011 and years ended December 31, 2010 and 2009, approximately 20.3%, 21.7%, 15.1% and 13.8%, respectively, of raw materials were purchased from the Company’s joint venture.

26.	Subsequent Events

The Company has evaluated subsequent events through March 22, 2012, the date the financial statements were issued.

Exit Facility Refinancing and Wells Revolver Amendment

On February 8, 2012, the Company refinanced the Exit Financing Facility and amended the Wells Revolver. The Company obtained a new Goldman Sachs facility comprised of a $550.0 million Senior Secured Term Loan and a $150.0 million Senior Secured Delayed Draw Term Loan (together, the Term Facility). The Term Facility expressly permits the Transaction and, together with existing cash, is expected to fund the cash needs of the combined business, including any cash needs arising from the Transaction.

The Term Facility bears interest at a base rate plus a margin of 2.25% or adjusted Eurodollar rate plus a margin of 3.25%. The base rate is defined as the greater of (i) the prime lending rate as quoted in the print edition of The Wall Street Journal, (ii) the Federal Funds Rate plus 0.50%, or (iii) 2%.

The Term Facility is secured by a first priority lien on substantially all of the Company’s and the subsidiary guarantors’ existing and future property and assets. This will include, upon the consummation of the Transaction, certain assets to be acquired in the Transaction.

The terms of the Term Facility provide for customary representations and warranties, affirmative and negative covenants and events of default. The terms of the covenants, subject to certain exceptions, restrict, among other things: (i) debt incurrence; (ii) lien incurrence; (iii) investments, dividends and distributions; (iv) dispositions of assets and subsidiary interests; (v) acquisitions; (vi) sale and leaseback transactions; and (vii) transactions with affiliates and shareholders. In addition, the Term Facility requires that a leverage ratio, as defined in the agreement, not exceed, as of the last day of any fiscal quarter, the correlative ratio as follows:

Fiscal Quarter Ending	Total Leverage Ratio
March 31, 2012 through December 31, 2015	3.00:1.00
March 31, 2016 and thereafter	2.75:1.00

On February 8, 2012, the Company amended the Wells Revolver to allow for the Transaction to occur while keeping the revolver in force.

Subsequent to the Transaction, new Tronox will have the opportunity to upsize or add additional asset based lending facilities in foreign jurisdictions up to a total limit of $400 million.